As Filed with the Securities and Exchange Commission on June 26, 2020

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ACell, Inc.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	3841 (Primary Standard Industrial Classification Code Number)	04-3496380 (I.R.S. Employer Identification Number)

6640 Eli Whitney Drive
Columbia, Maryland 21046
(800) 826-2926
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Patrick A. McBrayer
President and Chief Executive Officer
ACell, Inc.
6640 Eli Whitney Drive
Columbia, Maryland 21046
(800) 826-2926
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Darren DeStefano Christian E. Plaza Katie Kazem Cooley LLP 11951 Freedom Drive Reston, Virginia 20190 (703) 456-8034	Christopher F. Branch General Counsel ACell, Inc. 6640 Eli Whitney Drive Columbia, Maryland 21046 (800) 826-2926	Benjamin K. Marsh William A. Magioncalda Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, New York 10018 (212) 813-8800

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐ Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee

Common stock, par value $0.001 per share	$86,250,000	$11,195.25

(1)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) of the Securities Act of 1933, as amended.

(2)
Includes the aggregate offering price of additional shares that the underwriters have the option to purchase, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant will file a further amendment which specifically states that this Registration Statement will thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement will become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated June 26, 2020

                 Shares

ACell, Inc.

Common Stock

$               per share

This is the initial public offering of shares of common stock of ACell, Inc. We are offering             shares of common stock.

Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price for our common stock will be between $             and $             per share. We have applied to list our common stock on the Nasdaq Global Market under the symbol "ACLL."

We are an "emerging growth company" as defined under the federal securities laws and, as such, we have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings.

Investing in our common stock involves a high degree of risk. Before buying any shares of our common stock, you should carefully read the discussion of material risks of investing in our common stock in "Risk factors" beginning on page 15 of this prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per share	Total

Initial public offering price	$	$

Underwriting discounts and commissions(1)	$	$

Proceeds, before expenses, to ACell, Inc.	$	$

(1)
See "Underwriting" for additional information regarding compensation payable to the underwriters.

The selling stockholders identified in this prospectus have granted the underwriters an option for a period of 30 days from the date of this prospectus to purchase up to                           shares of common stock from them at the initial public offering price, less the underwriting discounts and commissions. We will not receive any of the proceeds from the sale of any common stock by the selling stockholders upon any such exercise.

The underwriters expect to deliver the shares of common stock to purchasers on or about                           , 2020.

UBS Investment Bank	Barclays	RBC Capital Markets
SunTrust Robinson Humphrey

Prospectus dated                                        , 2020.

None of us, the selling stockholders or any of the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. None of us, the selling stockholders or any of the underwriters take responsibility for, or can provide any assurance as to the reliability of, any other information that others may give you. We, the selling stockholders and the underwriters are offering to sell, and seeking offers to buy, shares of our common stock only under circumstances and in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

i

About this prospectus

For investors outside the United States: None of us, the selling stockholders or any of the underwriters have done anything that would permit this offering or the possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, this offering and the possession and distribution of this prospectus outside of the United States.

Any discrepancies included in this prospectus between totals and the sums of the percentages and dollar amounts presented are due to rounding.

ii

Prospectus summary

This summary highlights selected information included elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections titled "Risk factors," "Management's discussion and analysis of financial condition and results of operations," "Business," and our financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, all references in this prospectus to "ACell," the "company," "we," "our," "us" or similar terms refer to ACell, Inc. We refer to our Series A convertible preferred stock, Series B convertible preferred stock, Series C convertible preferred stock and Series D convertible preferred stock as our "convertible preferred stock" in this prospectus.

BUSINESS OVERVIEW

Our company

We are a leading regenerative medicine company focused on the development, manufacture and sale of products primarily used in acute care settings as part of the treatment and management of moderate to severe wounds and reinforcement of soft tissue surgical defects. Our products utilize our proprietary porcine urinary bladder matrix platform technology, which is designed to enhance the body's ability to restore natural tissue and minimize scarring in the management of traumatic, surgical and chronic wounds, burns, hernias and other conditions requiring the reinforcement of soft tissue. We believe we are at the forefront of advancing the global standard of care for wounds and soft tissue surgical defects by providing solutions that are designed to significantly improve patient outcomes while lowering the overall cost of care. Since our commercial launch in 2009, we have sold over 500,000 units of our urinary bladder matrix, or UBM, products.

We manufacture the only commercially available extracellular matrix, or ECM, products that utilize porcine UBM. When applied to a wound or soft tissue surgical defect, our products are typically resorbed over time and replaced with newly formed tissue that replicates uninjured tissue where scarring would normally occur. This capability enables our products to promote durable wound closure and soft tissue defect repair, restore natural tissue function and enhance aesthetic outcomes. Our products are available in sheet and particulate form for wound management, and in multiple layering configurations of various sizes for surgical soft tissue repair, including hernia repair. We market MicroMatrix, a particulate formulation, and Cytal Wound Matrix products, in sheet formulations, for the management of acute, surgical, chronic and tunneling wounds and partial thickness burns. We also market Gentrix Surgical Matrix products, in sheet formulations, for the reinforcement of soft tissue in certain surgical applications, such as for hernia repair. We manufacture our products using our proprietary know-how, trade secrets and patented technology.

Our products address large, underserved and growing markets with significant commercial potential. In addition to the ongoing need to manage traumatic injuries, we believe that long-term demand for our products is increasing due to aging demographics and the growing prevalence of conditions such as diabetes, obesity and vascular disease. We estimate that our total addressable market in the United States for our currently marketed products is over $2 billion, based on expected 2019 revenues for hernia matrices and biologic skin and dermal substitutes for wound care. We intend to grow our business and market opportunity by further penetrating our current acute care customer accounts, increasing our acute care customer base, selectively expanding the sale of our products into non-acute care settings, expanding our international sales opportunity and enhancing and expanding our product portfolio.

We have 17 clearances from the U.S. Food and Drug Administration, or FDA, and many of our products are also approved for sale in Canada and Saudi Arabia. We are also seeking regulatory approvals to sell our products in several international markets including China, South Korea and the

European Union. We currently sell and market our products in the United States through a dedicated, surgically-focused direct sales force of approximately 160 employees as of April 30, 2020 that sell into hospital operating rooms and intensive care units. To complement our direct sales efforts, we also have established a national accounts team that supports our commercial efforts with group purchasing organizations, or GPOs, integrated delivery networks, or IDNs, and government facilities, including Department of Veterans Affairs and Department of Defense medical facilities. During the year ended December 31, 2019, we sold our products to over 1,900 customers and had contracts with eight GPOs and seven distributors in 11 countries. We also provide medical education programs that offer hands-on and virtual education for all of our products and host symposiums throughout the United States, including at our state-of-the-art surgical learning center in Columbia, Maryland.

We have achieved significant revenue growth since the launch of our first commercial product in 2009. Our revenue increased to $100.8 million for the year ended December 31, 2019 from $89.2 million for the year ended December 31, 2018, an increase of 13.0%. For the years ended December 31, 2019 and 2018, we recorded a gross margin of 81.0% and 81.7%, respectively, and net income of $1.4 million and net loss of $3.1 million, respectively. In the three months ended March 31, 2020 and 2019, we recorded revenue of $23.7 million and $24.2 million, respectively, a gross margin of 80.4% and 81.6%, respectively, and net loss of $2.7 million and net income of $0.1 million, respectively.

Industry background

Worldwide, the epidemiological burden of acute and chronic wounds is significant, driving the need for improved healing and wound management solutions. Acute wounds include traumatic wounds, surgical wounds and moderate to severe burns. Traumatic wounds were expected to have a global incidence of at least 5.2 million in 2019. In the United States and European Union alone, major surgical wounds were expected to have an incidence of approximately 13.3 million in 2019. In 2019, medically treated burns were expected to have a global incidence of over 5.8 million, while burns requiring hospitalization were estimated to have a global incidence of approximately 575,000. Chronic wounds include stage 3 and stage 4 pressure ulcers, diabetic ulcers and venous and arterial ulcers, which we estimate had global incidences in 2019 of approximately 22.6 million, 13.5 million and 12.0 million, respectively. We believe the annual incidence of acute wounds, aging demographics and increased prevalence of systemic comorbidities, including growth of vascular complications and diabetes, are contributing to the growth in wound management procedures and demand for alternative therapies.

Incidence of hernias, a type of soft tissue defect, and the resulting market for hernia repair are increasing. Surgery is the only treatment that can permanently repair a hernia, and synthetic or biologically-derived mesh is used in about 90% of those surgeries to reinforce torn or damaged tissue around hernias. In the United States alone, there were expected to be approximately 1.2 million hernia repairs in 2019. We believe the growth in hernia repair procedures, increased incidence of obesity, aging demographics and incidence and awareness of infection and rejection of synthetic or other biologically-derived meshes, is driving the need for new therapies.

Our UBM platform technology

Our UBM platform technology is built on over 40 years of tissue regeneration and ECM constructs research. Our platform technology is based on an ECM comprised of the two innermost layers of porcine urinary bladder depicted in the image below. The epithelial basement membrane on one side of the ECM is a thin, delicate membrane of proteins that serves as a natural barrier to separate tissue layers. The lamina propria layer on the opposite side is rough and absorptive, serving as a porous scaffold that allows for the body's cells to infiltrate the UBM. Through our proprietary manufacturing process, we retain both of these layers while removing cellular content without the use of harsh and damaging detergents or chemicals. Our ability to retain these two layers differentiates our products from other ECM-based products. Specifically, our products contain a protein composition that provides a surface for cellular ingrowth and maturation, with the intent to help restore natural tissue function at the wound or surgical site. In addition, we use a proprietary processing method to remove the cellular content specific to a pig. This decellularization process isolates the ECM of the tissue, resulting in products that are acellular scaffolds appropriate for use in humans. When used to treat a wound or soft tissue surgical defect, these scaffolds provide a platform for the body's cells to populate and differentiate, resulting in biomechanically-functional tissue.

In a normal healing process, the body works to close disrupted tissues to prevent infection and further tissue damage, often resulting in the development of fibrous scar tissue and potentially diminishing biomechanical functionality. This process is largely regulated by macrophages in the immune system. There are two main types of macrophages involved in the healing process: M1, or pro-inflammatory macrophages, and M2, or anti-inflammatory macrophages. While pro-inflammatory M1 macrophages play an important role in the early stages of normal wound healing, the ability of the body to transition to a predominately M2 macrophage environment is crucial to promote repair and regeneration of damaged tissues.

The unique structure and composition of UBM is designed to provide an environment in which macrophages are more likely to exhibit an M2-type healing response. While an M1 process often results in increased inflammation and scarring, in an M2 process, the macrophages and other cells break down the UBM as the body naturally generates new proteins, remodeling the scaffold into a tissue that is similar to the native tissue structure and biomechanical function while potentially reducing scarring and resulting in better aesthetic outcomes.

Our UBM products

The following table summarizes the key indications and attributes of our currently marketed products:

Limitations of competitive biologically-derived and synthetic products

The clinical goal in the treatment of moderate to severe wounds and soft tissue surgical defects is to promote healing through the restoration of natural, functional tissue while avoiding adverse reactions such as infection, chronic inflammation, excessive scarring and undesirable aesthetic outcomes. There are a number of currently available alternative products that are typically used for complex wound treatment, including those made from biologic tissue such as human, porcine, bovine and ovine sources and those made from synthetic materials such as polyethylene, polypropylene or polyester. Biologically-derived products include chemically strengthened, or crosslinked, products and cellular, acellular and amniotic products. We believe characteristics of competing products including (i) the type of tissue or synthetic material utilized, (ii) the processing techniques required and (iii) physical attributes including thickness, porosity, pliability and form, can limit the functional healing response of the body.

Specifically, we believe these limitations include:

➤
Risk of foreign body response and inflammation.    Use of synthetic and many biologically-derived products can lead to a foreign body response, characterized by chronic inflammation and scarring.

➤
Limited remodeling, formation of scar tissue and infection.    Rather than remodel functional tissue, many synthetic and biologically-derived products heal through the formation of scar tissue, thereby limiting the body's healing response and potentially leading to decreased function, prolonged healing times, infection, dehiscence and other surgical complications.

➤
Limited or lack of resorption.    The body has difficulty resorbing crosslinked and synthetic products, limiting the body's natural healing process and resulting in complications such as adhesions, fistula formation and product erosion into surrounding tissues and organs.

➤
Limited application versatility.    The strength levels and handling characteristics of synthetic and biologically-derived products vary, which can limit their range of applications depending on the needs for strength and conformability for a given type of wound being treated. Furthermore, most synthetic and biologically-derived products come in sheet form and lack alternative configurations, such as a particulate formulation, making the management of wounds or defects with irregular topographies more difficult.

➤
Limited storage flexibility and logistical challenges.    Many currently available products have manufacturing and storage limitations that restrict their use and potential range of applications.

➤
Cost-effectiveness concerns.    We believe the cost-effectiveness of such products, taking into account both clinical performance and price, is an important consideration for use. While synthetic products can be effective and are typically lower priced, they can lead to costly complications and a higher overall cost of care. Biologically-derived products can be effective when synthetic products fail or are not appropriate, but typically command a higher price.

Key advantages of our products

Our products support the body's natural remodeling process and address many of the limitations of competitive biologically-derived and synthetic products. The advantages of our products include:

➤
Clinically favorable healing with reduced foreign body response and inflammation.    Unlike synthetic and many other biologically-derived products, our products are acellular scaffolds that the body recognizes as natural tissue, which facilitates new healthy tissue growth while avoiding foreign body response. Both the non-synthetic and fully resorbable nature of our products allow for rapid cell infiltration in the wound tissue where scarring would typically occur, leading to the restoration of functional tissue with more desirable aesthetic outcomes. Moreover, our products can be placed in challenging defects while avoiding many of the clinical complications associated with chronic inflammation.

➤
Natural, functional tissue remodeling in place of scar tissue.    Our products facilitate the body's ability to form tissue that has characteristics similar to natural, uninjured tissue. This feature minimizes encapsulation, related infections and complications associated with the formation of scar tissue and tissue adhesions.

➤
Non-crosslinked and resorbable.    Our products do not require harsh chemicals to decellularize the porcine bladder material. Furthermore, the composition of our products does not require crosslinking to achieve adequate strength. These characteristics allow our products to be highly resorbable by the body, which facilitates the body's natural healing process.

➤
Broad application versatility.    The physical properties of our technology combined with our ability to offer our products in a variety of forms enable us to address a wide range of clinical applications. Our products are available as flexible sheets that vary in the number of UBM layers and sizing as well as in a particulate formulation that is especially useful for wounds or defects with irregular topographies. In applications like hernia repair, in which strength is a significant consideration, we manufacture various configurations to enable clinicians to provide the appropriate products to their patients. In addition, our sheet and particulate products are cleared by the FDA for concomitant use in wound management, which we believe enables clinicians to more thoroughly and uniformly address the wound site and differentiates us from our competitors.

➤
Convenience and ease of use.    Our products have a two-year shelf life, can be stored at room temperature and do not require special handling. These attributes may provide greater convenience for our customers compared to other biologically-derived products. Moreover, because our products are not human-derived, they are not subject to The American Association of Tissue Banks requirements, which enables ease of access to our products.

➤
Cost-effective alternative.    We offer products with high clinical utility as part of the treatment of a broad range of moderate to severe traumatic wounds and the reinforcement of soft tissue surgical defects. We believe that because our products provide durable wound repair and restoration of natural tissue, while avoiding many clinical complications often associated with other biologic and synthetic alternatives, we provide cost-effective solutions.

Our growth strategies

We strive to enhance our position as a leading regenerative medicine company focused on the development, manufacture and commercialization of acute care solutions as part of the treatment and management of moderate to severe wounds and reinforcement of soft tissue surgical defects. In order to achieve this goal, we seek to establish our products as standards of care across multiple delivery channels by employing the following strategies:

➤
Increase awareness of our products in the markets in which we compete.    We intend to broaden our market presence by further increasing awareness of our differentiated technology, products and brand among hospitals, wound care centers, long-term acute care hospitals, or LTACHs, government facilities, ambulatory surgical centers, physician offices and patient advocates, as well as other key clinical and economic decision-makers.

➤
Continue the development of data supporting the clinical benefits of UBM.    We intend to grow the body of clinical evidence supporting the benefits and efficacy of UBM in order to further drive adoption of our products. We are conducting post-market studies which we believe can expand the commercialization potential for our existing portfolio, primarily by broadening clinical differentiation and reimbursement coverage for additional care settings.

➤
Expand and enhance the effectiveness of our U.S. commercial organization to achieve greater market adoption.    Through disciplined expansion and development of our sales and marketing teams, we intend to focus our sales and marketing efforts to grow our business by:

-
Further penetrating existing acute care customer accounts.    We intend to leverage our established contracts with hospitals, hospital networks, GPOs, IDNs and government facilities to drive further penetration in acute care settings.

  -
  Growing our acute care customer base.    In addition to our existing acute care accounts, we plan to add new acute care customers, both within the traditional hospital setting, as well as through the targeting of LTACHs and facilities operated by the Department of Veterans Affairs.

  -
  Selectively expanding the sale of our products into non-acute care facilities.    We believe our direct sales force will be able to strategically drive adoption and utilization of our products in some non-acute care facilities, such as outpatient wound management centers and physician's offices, representing a potential opportunity for longer-term growth.

➤
Expand our international sales opportunities.    We will continue to work with distributors to attain regulatory approval for our products in additional jurisdictions outside of the United States. We expect to continue to expand our international sales opportunities in the following regions:

-
APAC:    China and South Korea represent our most significant opportunities within APAC due to high unmet demand for quality healthcare, increasing initiatives by governments to improve healthcare infrastructure, growing awareness about the clinical benefits of regenerative medicine among end-users and the increasing prevalence of chronic and acute diseases.

-
EMEA:    Western Europe represents our most significant opportunity in EMEA due to the increasing incidence of acute and chronic diseases, high awareness of technologically advanced regenerative therapies and the rapidly aging population.

-
Rest of world:    The need for treatment and management of moderate to severe wounds and reinforcement of soft tissue surgical defects is a global issue. We plan on selectively entering additional international markets based on varying country-specific factors, including the regulatory environment, awareness and advocacy of regenerative medicine technologies, healthcare infrastructure and economic development.

➤
Expand and enhance our product portfolio, including expanding treatment applications, to grow our addressable markets.    We intend to submit additional 510(k) premarket notifications to the FDA in the coming years, as well as actively consider other product opportunities that may require a premarket approval application or biologics license application. We also intend to pursue a number of initiatives, which include adding features and designs to our existing products, as well as expanding treatment applications for these products. If successful, we believe these additional applications may provide opportunities to increase future sales by allowing us to address large, underserved markets.

Effects of the COVID-19 pandemic on our business

With the global spread of the ongoing COVID-19 pandemic, we have implemented business continuity plans designed to address and mitigate the impact of the COVID-19 pandemic on our employees, customers and business. For example, we have implemented new safety measures designed to minimize risk for our employees and, ultimately, our customers, such as enacting new employee screening procedures for possible COVID-19 exposure, having certain employees work in two-week rotating shifts and allowing certain employees to work from home. Given the global economic slowdown, the overall disruption of global healthcare systems and the other risks and uncertainties associated with the pandemic, our business, financial condition, results of operations and growth prospects have been, and we believe are likely in the near-term to continue to be, adversely affected. See the section titled "Risk factors" in this prospectus for more details on the risks we face as a result of the COVID-19 pandemic. We continue to closely monitor the COVID-19 situation as we evolve our business continuity plans and response strategy.

Recent Developments

As a result of the impacts of the COVID-19 pandemic, we began to observe a decline in procedure volumes in the second half of March 2020, including limitations on access to hospitals, reduced incidents of trauma driven by restricted mobility and deferrals of elective procedures. However, as hospital access began to resume and restrictions on mobility began to lift in certain areas in the United States, we began to observe a gradual recovery in weekly procedure volumes in April.

Based on available information to date, for the three months ended June 30, 2020, we estimate that we achieved revenue of $              million, representing a decrease of approximately         % on a year over year basis from $              million for the three months ended June 30, 2019. Our business and revenues gradually began to recover throughout the second quarter and while sales during the months of April and May were lower than in the corresponding months in the prior year period, sales in June were                  as compared to the prior year period. These estimates are preliminary and unaudited. In addition, such preliminary revenue data is based on our current expectations and may be adjusted as a result of, among other things, the completion of our quarter-end financial and accounting closing procedures for the quarter ended June 30, 2020 and other developments that may arise between now and the time the financial results for this period are finalized, and should not be viewed as a substitute for full quarterly financial statements prepared in accordance with accounting principles generally accepted in the United States.

RISK FACTORS SUMMARY

Investing in our common stock involves substantial risks. The risks described in the section titled "Risk factors" immediately following this prospectus summary may cause us to not realize the full benefits of our strengths or to be unable to successfully execute all or part of our strategy. Some of the more significant risks include the following:

➤
We may not be profitable in the near term or maintain profitability in the future.

➤
We may be unable to successfully execute on our growth strategy.

➤
Our future success will largely depend on our ability to maintain and further grow clinical acceptance and adoption of our products, and we may be unable to adequately educate healthcare practitioners on the use and benefits of our products.

➤
We could be subject to increased monetary penalties and other sanctions, including exclusion from federal healthcare programs, if we fail to comply with the terms of our Federal Settlement Agreement, State Settlement Agreements or Corporate Integrity Agreement.

➤
The global COVID-19 pandemic and related impacts are having a material adverse effect on our operations, financial performance and cash flows. We are unable to predict the extent to which the pandemic and related impacts will continue to adversely impact our business operations, financial performance, results of operations, financial position and the achievement of our strategic objectives.

➤
Our results of operations could suffer if we are unable to manage our planned international expansion effectively.

➤
We may be unable to maintain current, and obtain future, contracts with major GPOs and IDNs for our products, and even if we are able to do so, such contracts may not generate sufficient sales of our products.

➤
We may be unable to compete successfully against our existing or future competitors.

➤
We rely on third-party suppliers and providers, some of which are currently the only source for the respective materials or services they provide to us.

➤
Substantially all of our revenue has been, and we expect that it will continue to be, generated from sales of our UBM products, and we therefore are highly dependent on their success.

➤
We rely heavily on our sales professionals to market and sell our products worldwide. If we are unable to hire, effectively train, manage, improve the productivity of, and retain our sales professionals, our business will be harmed, which would impair our future revenue and profitability.

➤
Product liability lawsuits against us could cause us to incur substantial liabilities and could limit commercialization of any products we may develop.

➤
If our products are found to be defective or otherwise pose certain safety risks, we may decide, or the FDA could require us, to initiate a recall, and we will be subject to medical device reporting requirements, and we could be subject to agency enforcement actions.

➤
A reclassification of our products by the FDA could significantly increase our regulatory costs, including the time and expense associated with required clinical trials, or may require us to suspend or discontinue sales of our products.

➤
Changes in existing third-party coverage and reimbursement may impact our ability to sell our products.

➤
We may need additional funding beyond the proceeds of this offering and may be unable to raise capital when needed, which would force us to delay, reduce, eliminate or abandon our commercialization efforts or product development programs.

➤
Our core patents with claims directed to our currently marketed products will soon expire and our remaining patents and other intellectual property rights may not adequately protect our products.

OUR CORPORATE INFORMATION

We were incorporated under the laws of the State of Delaware in June 1999. Our principal executive offices are located at 6640 Eli Whitney Drive, Columbia, Maryland 21046, and our telephone number is (800) 826-2926. Our website address is www.acell.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus or in deciding to purchase our common stock.

We have proprietary rights to a number of trademarks used in this prospectus which are important to our business. "ACell," "MicroMatrix," "Cytal," "Gentrix" and our other registered and common law trade names, trademarks and service marks are the property of ACell, Inc. Other trade names, trademarks and service marks used in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus may be referred to without the ® and ™ symbols, but such references should not be construed as any indicator that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

We are an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. We may take advantage of certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm under Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and any golden parachute payments. We may take advantage of these exemptions until the last day of our fiscal year following the fifth anniversary of the completion of this offering. However, if certain events occur prior to the end of such five-year period, including if we become a "large accelerated filer," our annual gross revenues exceed $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period. In addition, the JOBS Act provides that an emerging growth company can delay adopting new or revised accounting standards until those standards apply to private companies. We have elected to use the extended transition period under the JOBS Act. Accordingly, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.

The offering

Common stock offered by us	shares
Option to purchase additional shares of common stock offered by the selling stockholders	shares
Common stock to be outstanding after this offering	shares
Use of proceeds

We estimate that our net proceeds from the sale of our common stock that we are offering will be approximately $              million, assuming an initial public offering price of $             per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.

The principal purposes of this offering are to increase our capitalization and financial flexibility, to create a public market for our common stock and to facilitate our future access to the capital markets. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds we receive from this offering. However, we currently intend to use the net proceeds we receive from this offering to increase awareness of our technology and products, fund clinical trials and post-market studies, grow our sales force, upgrade our Lafayette, Indiana facility, expand our international sales, expand and enhance our product portfolio and for working capital and general corporate purposes.

See "Use of proceeds" for additional information.
Selling stockholders	have granted the underwriters an option to purchase shares of common stock. See "Principal and selling stockholders" for additional information.
Risk factors

You should carefully read the section titled "Risk factors" beginning on page 14 and the other information included in this prospectus for a discussion of facts that you should consider before deciding to invest in shares of our common stock.

Proposed Nasdaq Global Market symbol	"ACLL"

The number of shares of common stock that will be outstanding after this offering is based on 50,073,197 shares, which consists of (i) 13,615,041 shares of common stock outstanding as of March 31, 2020 and (ii) 36,458,156 shares of common stock issuable upon the automatic conversion of all outstanding shares of convertible preferred stock, which will occur immediately prior to the completion of this offering. This number excludes:

➤
7,389,684 shares of common stock issuable on the exercise of outstanding stock options as of March 31, 2020 under our 2002 Stock Option and Incentive Plan, or 2002 Plan, our 2011 Stock Option and Grant Plan, or 2011 Plan, and granted outside of our equity incentive plans, with a weighted average exercise price of $1.81 per share;

➤
6,250 shares of common stock issuable on the exercise of a common stock warrant at an exercise price of $0.40 per share, which will expire upon the earlier of August 24, 2020 or the completion of this offering;

➤
                  shares of common stock reserved for future issuance under our 2020 equity incentive plan, or our 2020 Plan, which will become effective immediately prior to the execution of the underwriting agreement related to this offering, as well as any future increases, including annual automatic evergreen increases, in the number of shares of common stock reserved for issuance thereunder, and any shares underlying outstanding stock awards granted under our 2002 Plan and 2011 Plan that expire or are repurchased, forfeited, cancelled or withheld, as more fully described in the section titled "Executive compensation—Equity Incentive Plans"; and

➤
                  shares of common stock reserved for issuance under our employee stock purchase plan, or our ESPP, which will become effective immediately prior to the execution of the underwriting agreement related to this offering, as well as any future increases, including annual automatic evergreen increases, in the number of shares of common stock reserved for future issuance thereunder.

In addition, unless we specifically state otherwise, the information in this prospectus assumes:

➤
a                  -for-                  reverse stock split of our common stock to be effected prior to the completion of this offering;

➤
the filing of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws, each of which will occur immediately prior to the completion of this offering;

➤
no exercise of the underwriters' option to purchase additional shares of common stock from the selling stockholders in this offering; and

➤
no exercise of the outstanding stock options and warrant described above.

Summary financial data

The summary statements of operations data for the fiscal years ended December 31, 2019 and 2018 have been derived from our audited financial statements included elsewhere in this prospectus. The summary statements of operations data for the three months ended March 31, 2019 and 2020 and the summary balance sheet data as of March 31, 2020 have been derived from our unaudited interim financial statements included elsewhere in this prospectus. You should read the financial data set forth below in conjunction with our financial statements and the accompanying notes and the information in the section titled "Management's discussion and analysis of financial condition and results of operations" included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected for any period in the future.

	Year ended December 31,		Three months ended March 31,
Statements of operations data:	2019	2018	2020	2019

	(in thousands, except share and per share data)
Revenue	$100,794	$89,221	$23,684	$24,151
Cost of goods sold	19,111	16,289	4,646	4,434

Gross profit	81,684	72,932	19,038	19,716

Operating expenses:
Selling, general and administrative	72,364	66,977	20,040	17,438
Research and development	7,944	9,020	1,739	2,288

Total operating expenses	80,307	75,997	21,779	19,725

Income (loss) from operations	1,376	(3,065)	(2,741)	(9)

Other income (expense):
Interest expense	(373)	(303)	(98)	(127)
Interest income	166	180	24	42
Other income	121	9	59	—

Total other expense	(87)	(115)	(15)	(85)

Income (loss) before income taxes	1,289	(3,180)	(2,756)	(94)
Income taxes benefit	160	49	85	160

Net income (loss)	$1,449	$(3,131)	$(2,671)	$66

Net income (loss) per common share, basic(1)	$0.03	$(0.28)	$(0.20)	$0.00

Net income (loss) per common share, diluted(1)	$0.03	$(0.28)	$(0.20)	$0.00

Weighted average number of common shares outstanding, basic(1)	13,359,018	11,348,675	13,604,556	13,199,102

Weighted average number of common shares outstanding, diluted(1)	16,671,790	11,348,675	13,604,556	16,766,384

Pro forma net income (loss) per common share, basic(1)
Pro forma net income (loss) per common share, diluted(1)
Pro forma weighted average number of common shares outstanding, basic(1)
Pro forma weighted average number of common shares outstanding, diluted(1)

(1)
See Note 2 to our financial statements appearing at the end of this prospectus for further details on the calculations of basic and diluted net income (loss) per common share. The pro forma numbers above also give effect to the                       shares of common stock sold by the Company in this offering and the issuance of 36,458,156 shares of common stock issuable upon the automatic conversion of all outstanding shares of convertible preferred stock, which will occur immediately prior to the completion of this offering.

	As of March 31, 2020
Balance sheet data:	Actual	Pro forma(1)	Pro forma as adjusted(2)(3)

	(in thousands)
Cash and cash equivalents	$4,559	$	$
Working capital(4)	16,205
Total assets	38,976
Legal settlement liability, including current portion(5)	12,325
Total liabilities	22,311
Convertible preferred stock	33
Additional paid-in capital	42,706
Accumulated deficit	(26,089)
Total stockholders' equity	16,664

(1)
The pro forma balance sheet data gives effect to the automatic conversion of all outstanding shares of convertible preferred stock into an aggregate of 36,458,156 shares of common stock, which will occur immediately prior to the completion of this offering.

(2)
The pro forma as adjusted balance sheet data gives effect to (a) the items described in footnote (1) above and (b) our receipt of estimated net proceeds from the sale of             shares of common stock that we are offering at an assumed initial public offering price of $             per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(3)
A $1.00 increase (decrease) in the assumed initial public offering price of $             per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, working capital, total assets, and total stockholders' equity by $              million, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1,000,000 shares in the number of shares of common stock offered by us would increase (decrease) each of cash and cash equivalents, working capital, total assets, and total stockholders' equity by $              million, assuming the assumed initial public offering price of $             per share of common stock remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

(4)
Working capital is defined as current assets less current liabilities.

(5)
Represents payment obligations pursuant to settlement agreements with the U.S. federal government and certain states. See "Business—Legal proceedings" for more details regarding these settlement agreements.

Risk factors

An investment in our common stock involves a high degree of risk. You should consider carefully the following risks and other information contained in this prospectus before you decide whether to buy our common stock. If any of the events contemplated by the following discussion of risks should occur, our business, results of operations, financial condition and growth prospects could suffer significantly. As a result, the market price of our common stock could decline, and you may lose all or part of the money you paid to buy our common stock. The risks below are not the only ones we face. Additional risks that we currently do not know about or that we currently believe to be immaterial may also impair our business. Certain statements below are forward-looking statements. See "Special note regarding forward-looking statements" in this prospectus.

RISKS RELATED TO OUR BUSINESS AND GROWTH STRATEGY

We may not be profitable in the near term or maintain profitability in the future.

We reported a net loss of $2.7 million for the three months ended March 31, 2020 and there can be no assurance that we will achieve or maintain profitability in the future. As of March 31, 2020, we had an accumulated deficit of $26.1 million. Our future profitability depends on, among other things, our ability to generate revenue in excess of our costs. We expect to incur significant operating costs in the near term as we conduct or fund research, including clinical trials and post-market studies, seek to expand our product portfolio and the applications for which our products may be used, grow our commercial organization and incur additional expenses related to operating as a public company. In addition, we have significant and continuing fixed costs relating to the maintenance of our assets and business. We may incur significant losses in the future for a number of reasons, including the other risks described in this prospectus and specifically those related to the COVID-19 pandemic, and we may encounter unforeseen expenses, difficulties, complications, delays and other unknown events.

We may be unable to successfully execute on our growth strategy.

We intend to grow our business and market opportunity by further penetrating our current acute care customer accounts, growing our acute care customer base, selectively expanding the sale of our products into non-acute care settings, expanding our international sales opportunity and enhancing and expanding our product portfolio. Each of these growth strategies will require considerable time and resources, and we may not be successful in executing on any or all of these strategies. Furthermore, the continued impact of the COVID-19 pandemic may delay our ability to execute on our strategy.

A primary component of our growth strategy is to increase awareness of our products in the markets in which we compete. We may be unable to increase awareness cost-efficiently, on a timely basis or at all among hospitals, wound care centers, long-term acute care hospitals, or LTACHs, government facilities, ambulatory surgical centers, physician offices and patient advocates, as well as other key clinical and economic decision-makers. A significant part of our strategy to increase awareness is to continue the development of data supporting the clinical benefits of porcine urinary bladder matrix, or UBM. In order to do so, we will be required to invest significant time, resources and money in conducting or sponsoring research, including clinical trials and post-market studies, which could divert our resources from other parts of our business and growth strategy. Even if we are able to develop additional data on UBM and our products, there is no guarantee that the data will support the efficacy, cost-effectiveness and other benefits of our products at all or to the extent we expect. If the outcomes of such studies and trials are not positive or do not show statistically significant benefits of UBM, our technology platform or our products, we may suffer setbacks in increasing awareness and adoption of our products despite making these significant investments.

Risk factors

Another component of our growth strategy is to expand and enhance our product portfolio, including expanding treatment applications for our current products. We intend to submit additional 510(k) premarket notifications in the coming years to pursue a number of initiatives, which include adding features and designs to our existing products as well as expanding treatment applications for these products. We may not be successful in obtaining the regulatory clearances that we seek, which could limit our market opportunities for our products. In addition, we are actively considering other product opportunities for which the U.S. Food and Drug Administration, or the FDA, may require a premarket approval application, or PMA, or biologics license application, or BLA, to commercialize. We have no experience applying for or receiving approval of a PMA or BLA and may not be successful in these efforts.

Our growth strategy also involves expanding our international operations. In addition to risks associated with international operations in general, we will also need to navigate complex foreign regulatory requirements with which we may not be familiar or have experience. To obtain regulatory approval in other countries, we must comply with numerous and varying regulatory requirements of such countries regarding safety, efficacy, manufacturing, clinical trials, commercial sales, pricing and distribution of our products. Although we have received regulatory clearance for our products in the United States and some other countries, we cannot ensure that we will obtain regulatory clearance or approval in other countries. If we fail to obtain regulatory clearance approval in any jurisdiction, the geographic market for our products could be limited.

There are several aspects of our growth strategy and opportunities to grow our sales and product portfolio. However, we have limited financial and managerial resources, and we may forego or delay pursuit of growth opportunities that later prove to have greater value to our business. Our resource allocation decisions may cause us to fail to capitalize on viable opportunities, and we could spend resources on strategies that are not ultimately successful.

Our future success will largely depend on our ability to maintain and further grow clinical acceptance and adoption of our products, and we may be unable to adequately educate healthcare practitioners on the use and benefits of our products.

Healthcare practitioners play a significant role in determining the course of a patient's treatment and, ultimately, the type of product that will be used to treat the patient. As a result, our commercial success is heavily dependent on our ability to educate these practitioners on the use of our products in surgical soft tissue repair procedures and complex wound management. Acceptance and adoption of our products in our markets depends on educating healthcare practitioners as to the distinctive characteristics, benefits, safety, clinical efficacy and cost-effectiveness of our products, including potential comparisons to our competitors' products, and on training healthcare practitioners in the proper application of our products. If we are not successful in convincing healthcare practitioners of the merits and advantages of our products compared to our competitors' products, they may not use our products and we will be unable to increase our sales and sustain growth or profitability.

Convincing healthcare practitioners to dedicate the time and energy necessary to properly train to use new products and techniques is challenging, and we may not be successful in these efforts. In particular, as healthcare resources are strained due to the ongoing COVID-19 pandemic, it may be more difficult to convince healthcare practitioners to commit their time and resources to learning to use a new product. If healthcare practitioners are not properly trained, they may use our products ineffectively, resulting in unsatisfactory patient outcomes, patient injury, negative publicity or lawsuits against us. Accordingly, even if our products show superior benefits, safety or efficacy, based on head-to-head clinical trials, in comparison to alternative treatments, our success will depend on our ability to gain and maintain market acceptance for our products. If we fail to do so, our sales will not

Risk factors

grow and our business, financial condition and results of operations will be adversely affected. We may not have adequate resources to effectively educate the medical community and our efforts may not be successful due to physician resistance or negative perceptions regarding our products.

Healthcare practitioners may be hesitant to change their medical treatment practices for the following reasons, among others:

➤
lack of experience with extracellular matrix and UBM technologies or other biologically-derived regenerative products;

➤
lack or perceived lack of evidence supporting additional patient benefits;

➤
perceived liability risks generally associated with the use of new products and procedures;

➤
limited or lack of availability of coverage and reimbursement within healthcare payment systems;

➤
existing sole-source supply contracts with purchasing entities, such as hospital systems and group purchasing organizations, or GPOs, that do not use our products;

➤
limited or lack of available published clinical data;

➤
pressure to contain costs and use lower cost alternatives to our products;

➤
costs associated with the purchase of new products; and

➤
the time commitment that may be required for training to use new products or technologies.

In addition, we believe recommendations and support of our products by key opinion leaders are essential for market acceptance and adoption. If we do not receive support from such key opinion leaders or if long-term clinical data does not show the benefits of using our products, we may not achieve adequate commercial acceptance of our products.

We could be subject to increased monetary penalties and other sanctions, including exclusion from federal healthcare programs, if we fail to comply with the terms of our Federal Settlement Agreement, State Settlement Agreements or Corporate Integrity Agreement.

On May 14, 2019, we entered into a civil False Claims Act settlement with the United States, acting through the United States Department of Justice and on behalf of the Office of Inspector General of the Department of Health and Human Services, or OIG-HHS, the Defense Health Agency, acting on behalf of the TRICARE Program and the United States Department of Veteran Affairs, which is referred to herein as the Federal Settlement Agreement. As contemplated by the Federal Settlement Agreement, the United States Attorney's Office for the District of Maryland, or USAO, filed an Information against us on June 6, 2019, in a case captioned United States of America v. ACell, Inc., Action No. ELH-19-0282 in the United States District Court for the District of Maryland, and, on June 11, 2019, we entered into a plea agreement with the USAO on behalf of the Department of Justice and pled guilty to one misdemeanor count of failure to report a medical device removal. In connection with the plea agreement, we also agreed to pay a criminal fine of $3.0 million and establish and maintain a compliance and ethics program. On May 14, 2019, we also entered into civil False Claims Act settlement agreements with the states of Maryland, Wisconsin, and Florida, which are referred to collectively herein as the State Settlement Agreements, on the basis of the same conduct that was the subject of the Federal Settlement Agreement.

Under the terms of the Federal Settlement Agreement and the State Settlement Agreements, we have agreed to pay to the Department of Justice and the states of Maryland, Wisconsin, and Florida a total

Risk factors

of $12.8 million, plus interest at a rate of 2.875%, referred to herein as the Settlement Amount, over the course of five years, and a total amount of $222,500 in attorneys' fees and costs for plaintiffs' counsel in the two qui tam complaints. Subject to our payment of the Settlement Amount, the United States has released us from any civil or administrative monetary claim the United States has under the False Claims Act and certain other statutes and common law theories of liability arising from the conduct that was the subject of the Federal Settlement Agreement, and the states of Maryland, Wisconsin and Florida have released us from any civil or administrative monetary cause of action that the state had for any claims submitted or caused to be submitted to the state's Medicaid Programs as a result of the conduct covered by the State Settlement Agreements. Likewise, in consideration of the obligations in the Federal Settlement Agreement and the Corporate Integrity Agreement, as described below, OIG-HHS agreed to release and refrain from instituting, directing or maintaining any administrative action seeking to exclude us from Medicare, Medicaid and other Federal health care programs.

If we violate the terms of the Federal Settlement Agreement or State Settlement Agreements, consequences could include accelerated settlement payments, rescission of the agreements and/or exclusion or disbarment from participation in all federal health care programs. A breach of the terms of our plea agreement could result in the rescission of the plea agreement and monetary penalties.

On May 13, 2019, we entered into a Corporate Integrity Agreement with the OIG-HHS. The Corporate Integrity Agreement has a term of five years and contains various compliance obligations designed to help ensure our ongoing compliance with federal health care program requirements. The terms of the Corporate Integrity Agreement include internal monitoring requirements, compliance training, certification obligations by our Board of Directors and certain employees, reporting requirements to OIG-HHS, and the engagement of an independent review organization to review and prepare written reports regarding reviews of certain of our systems and transactions.

If we fail to comply with the terms of the Corporate Integrity Agreement, we may be required to pay certain monetary penalties. Furthermore, material, uncorrected violations of the Corporate Integrity Agreement could lead to our exclusion or disbarment from participation in Medicare, Medicaid and other federal and state healthcare programs and subject us to repayment obligations. Any such exclusion or disbarment would result in the revocation or termination of certain government contracts and potentially have a material adverse effect on our results of operations. In addition, the Corporate Integrity Agreement increases the amount of information we must provide to the federal government regarding our compliance with federal regulations. The reports we provide in connection with the Corporate Integrity Agreement could result in greater scrutiny by other regulatory agencies.

In addition, we could be subject to future investigations. Many healthcare companies have announced government investigations of their sales and marketing practices and other activities. Even with compliance training and a company culture of compliance, our current or future practices may nonetheless become the subject of an investigation. A number of laws, often referred to as "whistleblower" statutes, provide for financial rewards to employees and others for bringing to the attention of the government practices that the government views as illegal or fraudulent. The costs of investigating any claims, responding to subpoenas of investigators and any resulting fines can be significant and could divert the attention of our management from operating our business.

Risk factors

The global COVID-19 pandemic and related impacts are having an adverse effect on our operations, financial performance and cash flows. We are unable to predict the extent to which the pandemic and related impacts will continue to adversely impact our business operations, financial performance, results of operations, financial position and the achievement of our strategic objectives.

Our operations, financial performance and cash flows have been negatively impacted by the COVID-19 pandemic that has caused, and is expected to continue to cause, the global slowdown of economic activity, including the decrease in demand for a broad variety of goods and services, disruptions in global supply chains and significant volatility and disruption of financial markets. Because the severity, magnitude and duration of the COVID-19 pandemic and its economic consequences are uncertain, rapidly changing, and difficult to predict, the pandemic's impact on our operations and financial performance, as well as its impact on our ability to successfully execute our business strategies and initiatives, remains uncertain and difficult to predict. In addition, the ultimate impact of the COVID-19 pandemic on our operations and financial performance depends on many factors that are not within our control.

The COVID-19 pandemic has subjected, and is expected to continue to subject, our operations, financial performance and financial condition to a number of risks including, but not limited to, the following:

➤
Product sales risks:    Beginning in mid-March 2020, we began experiencing decreased demand for our products, resulting in a material decrease in our product sales. As a result of impacts associated with preventive and precautionary measures that we, other businesses and governments are taking to quell the spread of COVID-19 and protect our customers, employees, and the patients receiving our products, we may experience significant and unpredictable reductions in demand for certain of our products as health care customers re-prioritize the treatment of patients. This decrease in demand, and potential decreased demand in the future, may be attributable to:

•
Lower rates of traumatic acute wounds. We believe that state stay-at-home orders, closures of businesses, restrictions on travel and social distancing measures have all contributed to fewer acute injuries as people stay and work in their homes.

•
Slowdown of elective surgeries. In the United States in mid-March 2020, governmental authorities began recommending, and in certain cases required, that elective procedures be suspended or canceled to avoid non-essential patient exposure to medical environments and potential infection with COVID-19 and to focus limited resources and personnel capacity toward the treatment of COVID-19. Although some healthcare facilities are in the early stages of resuming elective procedures, these policies vary from facility to facility.

•
Temporary hospital limitations and restrictions on visitors. A key element of our strategy and success has been the relationships our sales representatives have forged with hospitals and physicians, and their presence in the operating room when the decision to use our products is made. As hospitals seek to limit the spread of COVID-19, many have instituted temporary restrictions which have included requiring some of our sales force personnel to present documentation of a negative COVID-19 test result in order to be present in the hospital.

➤
Operations-related risks:    We are facing increased operational challenges from the need to protect employee health and safety. While many of our employees are able to work remotely, we also must continue our manufacturing and distribution operations. We have implemented new safety measures designed to minimize risk for our employees and, ultimately, our customers, such as enacting a new screening protocol to identify employees who may have been exposed to COVID-19 and having

Risk factors

  these employees work in two-week rotating shifts. However, because the severity, magnitude, and duration of the COVID-19 pandemic and its economic consequences are uncertain, rapidly changing, and difficult to predict, we may, in the future, have to consider taking additional actions including further reductions to salary and work hours, furloughs, restructuring, layoffs or extensions of remote work arrangements, which may negatively impact our workforce and our business. These negative impacts could include inhibiting our ability to quickly respond to increased customer demand and to take advantage of more favorable economic and market conditions after the pandemic subsides as well as lower productivity and higher employee attrition.

➤
Liquidity- and funding-related risks:    Although we had cash and cash equivalents of $4.6 million as of March 31, 2020 and have subsequently drawn approximately $5.5 million on our line of credit and received approximately $9.0 million as part of the federal Paycheck Protection Program, a prolonged period of generating lower cash flows from operations could adversely affect our financial condition and the achievement of our strategic objectives. Additionally, as a result of weaker than previously anticipated operating and financial performance of our business, our cost of funds and related margins, liquidity, competitive position and access to capital markets may be adversely affected, negatively impacting our business. Any future credit downgrades could further adversely affect our cost of funds and related margins, liquidity, competitive position and access to capital markets, and a significant downgrade could have an adverse commercial impact on our business. Conditions in the financial and credit markets may also limit the availability of funding or increase the cost of funding, which could adversely affect our business, financial position and results of operations. Although the U.S. federal and other governments have announced a number of funding programs to support businesses, our ability or willingness to access funding under such programs may be limited by regulations or other guidance, by further change or uncertainty related to the terms of these programs or by being a public company.

As the COVID-19 pandemic continues to adversely affect our operating and financial results, it may also have the effect of heightening many of the other risks described in this prospectus. Further, the COVID-19 pandemic may also affect our operating and financial results in a manner that is not presently known to us or that we currently do not expect to present significant risks to our operations or financial results, particularly if the COVID-19 pandemic and its associated impacts reoccur in successive waves in the coming months.

Our results of operations could suffer if we are unable to manage our planned international expansion effectively.

Further expansion into international markets is an element of our business strategy and involves risk. The sale and shipment of our products across international borders, as well as the purchase of materials and products from international sources, subject us to extensive U.S. and foreign governmental trade, import, and export and customs regulations and laws. Compliance with these regulations and laws is costly and exposes us to penalties for non-compliance. Other laws and regulations that can significantly affect us include various anti-bribery laws, including the U.S. Foreign Corrupt Practices Act, or FCPA, anti-boycott laws, anti-money laundering laws and regulations relating to economic sanctions imposed by the United States, including the Office of Foreign Assets Control or the U.S. Treasury. Any failure to comply with applicable legal and regulatory obligations in the United States or abroad could adversely affect us in a variety of ways that include, but are not limited to significant criminal, civil and administrative penalties, including imprisonment of individuals, fines and penalties, denial of export privileges, seizure of shipments and restrictions on certain business activities. The occurrence of any of these events could have a negative effect on our financial returns and impact our planned foreign expansion.

Risk factors

We may be unable to maintain current, and obtain future, contracts with major GPOs and integrated delivery networks, or IDNs, for our products, and even if we are able to do so, such contracts may not generate sufficient sales of our products.

Many existing and potential customers for our products within the United States are members of GPOs and IDNs, including accountable care organizations or public-based purchasing organizations, and our business strategy includes entering into major contracts with these organizations. Our products can be contracted under national tenders or with larger hospital GPOs. These organizations typically award contracts on a category-by-category basis through a competitive bidding process. We are currently responding to bids and negotiating a number of GPO and IDN agreements. Due to the highly competitive nature of the bidding process and the GPO and IDN contracting processes in the United States, we may not be able to obtain contracts with major GPOs and IDNs for our products. In addition, while having a contract with a major purchaser for a given product category can facilitate sales, sales volumes of those products may not be maintained. For example, GPOs and IDNs are increasingly awarding contracts to multiple suppliers for the same product category. Even if we are the sole contracted supplier for our product category, members of the GPO or IDN generally are free to purchase from other suppliers. Furthermore, such contracts typically are terminable without cause upon 60 to 90 days' notice.

We may be unable to compete successfully against our existing or future competitors.

We operate in a highly competitive market characterized by rapid technological change. We compete with both alternative biologically-derived products and synthetic products based on efficacy, price, ease of use, reimbursement, customer support services and healthcare provider education. We face competition from various industry participants, including medical device companies, pharmaceutical companies, biotechnology companies, academic institutions and government agencies, as well as private and public research institutions.

Our success depends, in part, on our ability to maintain a competitive position in the development of technologies and products for use by our customers. Many of the companies developing or marketing competing or alternative products have competitive advantages when compared to us, including:

➤
greater financial and human resources for product development, sales and marketing;

➤
greater domestic and international name recognition and more product familiarity among physicians;

➤
broader and more established relationships with physicians, hospitals and third-party payors;

➤
broader product lines and the ability to offer lower prices or rebates or bundle products to offer greater discounts or incentives;

➤
a greater body of clinical data supporting the efficacy and safety of their products, and the ability and resources to continue to develop supportive clinical data;

➤
broader intellectual property protection for their technology and products;

➤
broader and more established domestic and international sales and marketing and distribution networks; and

➤
more experience in conducting research and development, manufacturing, preparing regulatory submissions and obtaining regulatory clearance or approval for products, both in the United States and in foreign jurisdictions.

In the market for wound management, which includes burn care, we primarily compete against products marketed by Avita Medical Ltd., Integra LifeSciences Holdings Corporation, MiMedx

Risk factors

Group, Inc., Organogenesis Holdings Inc., Osiris Therapeutics, Inc., a subsidiary of Smith & Nephew plc, and Vericel Corporation.

In the market for hernia repair, we primarily compete against products marketed by C.R. Bard, Inc., a subsidiary of Becton, Dickinson and Company, Cook Biotech Inc., Ethicon LLC, a subsidiary of Johnson & Johnson, Integra LifeSciences Holdings Corporation, LifeCell Corporation, a subsidiary of Allergan plc, Medtronic plc, TELA Bio, Inc. and W. L. Gore & Associates, Inc.

In addition to already marketed products, we also face competition from products that are or could be under development and that target the same applications as our products or applications that we may address in the future. Such product candidates may be developed by the above-mentioned entities and others, including pharmaceutical companies, biotechnology companies, academic institutions, government agencies and private and public research institutions. Our competitors may develop and patent processes or products earlier than we can, obtain regulatory clearance or approvals for competing products more rapidly than we can and develop more effective or less expensive products or technologies that render our technology or products obsolete or non-competitive. Despite the steps we have taken to maintain and protect our intellectual property, competitors may nevertheless attempt to or succeed in developing similar porcine or other UBM technology. We also compete with other organizations in recruiting and retaining qualified scientific, sales and management personnel. If our competitors are more successful than us in these matters, we may be unable to compete successfully against our existing or future competitors.

RISKS RELATED TO THE SUPPLY AND MANUFACTURING OF OUR PRODUCTS

We rely on third-party suppliers and providers, some of which are currently the only source for the respective materials or services they provide to us.

Any delay, interruption or cessation of production by our third-party suppliers of important materials, or any delay in qualifying new materials, if necessary, could prevent or delay our ability to manufacture our products. Although the porcine urinary bladders used in the manufacture of our products are available from multiple suppliers, we currently rely on two abattoirs to harvest the porcine urinary bladders that we use in our manufacturing process. In addition, we currently rely on one company to sterilize our porcine urinary bladders. While we have developed business continuity plans for various scenarios affecting the supply and sterilization of our raw materials and will continue to update these plans as necessary, including to mitigate supply risks that could occur as the result of the COVID-19 pandemic, we cannot give assurance that these plans will be effective in eliminating the negative effects of any such supply failures on our ability to manufacture and market our products.

In addition, an uncorrected impurity, a supplier's variation in a raw material, either unknown to us or incompatible with our manufacturing process, or any other problem with our materials, would prevent or delay our ability to manufacture products. These delays may limit our ability to meet demand for our products, which would have a material adverse impact on our business, results of operations and financial condition. In addition, any undetected defect or impurity could lead us to sell products that are defective and could cause harm to patients or lead to product liability lawsuits or other actions against us.

The production of our products involves a highly complex manufacturing process that is subject to a number of risks.

We manufacture our products in our own facilities through a complex, multi-step process involving procurement and preparation of porcine urinary bladders for initial processing, tissue delamination, disinfection, final processing to size and shape our products and sterilization. Manufacturing any

Risk factors

animal-derived medical device is highly complex and is subject to a number of risks, and failure can occur at any stage in the production process. If we fail to achieve and maintain high quality controls, processing and manufacturing standards, including avoidance of manufacturing errors, defects or product failures, we could experience recalls or withdrawals of our products, delays in delivery, cost overruns or other problems that would adversely affect our business. If we are unable to manufacture our products on a timely basis, at acceptable quality and costs, and in sufficient quantities, or if we experience unanticipated technological problems or delays in production, our business would be adversely affected.

If we are unable to manage product inventory in an effective and efficient manner, our profitability could be impaired.

Many factors affect the efficient use and planning of product inventory, such as effectiveness of predicting demand, effectiveness of preparing manufacturing to meet demand, efficiently meeting product mix and product demand requirements and product expiration. Our products have an expected shelf life of two years. If we are unable to manage our product inventory efficiently or within expected budget goals, or keep sufficient finished and in-process product on hand to meet demand, our operating margins and long term growth prospects could be impaired.

We place orders with our suppliers based on forecasts of demand and, in some instances, may acquire additional inventory to accommodate anticipated demand. Our forecasts are based on management's judgment and assumptions, each of which may introduce error into our estimates. If we overestimate customer demand, our excess or obsolete inventory may increase significantly, which would reduce our gross margin and adversely affect our financial results. Conversely, if we underestimate customer demand or if insufficient manufacturing capacity is available, we would miss revenue opportunities and potentially lose market share and damage our customer relationships.

An outbreak of infectious disease carried by pigs could negatively affect the supply of our porcine urinary bladders and the sales of our products.

Sales of our UBM products could be materially adversely affected by the outbreak of disease carried by pigs, which could lead to the widespread death or precautionary destruction of animals that we rely upon for the manufacturing of our products. For example, recent outbreaks of African Swine Fever have seriously impacted swine herds primarily in China and certain Southeast Asian countries. The further spread of African Swine Fever within China, and its continued expansion to other countries, could further impact the size of swine herds globally and therefore the demand for our UBM products, and if widespread, could have a material impact on our financial results. Also, the outbreak of any highly contagious disease at or near our abattoirs could require us to immediately halt supply of the porcine bladders for our products at such sites and force us to incur substantial expenses in procuring raw materials or products elsewhere.

RISKS RELATED TO OUR PRODUCTS SALES

Substantially all of our revenue has been, and we expect that it will continue to be, generated from sales of our UBM products, and we therefore are highly dependent on their success.

Sales of our UBM products accounted for substantially all of our revenue for the years ended December 31, 2018 and 2019 and the three months ended March 31, 2019 and 2020, and we expect that sales of our UBM products will continue to account for substantially all of our revenue for the foreseeable future. Our failure to successfully increase sales of these products or any other event

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impeding our ability to sell these products would result in a material adverse effect on our business, financial condition and results of operations.

We rely heavily on our sales professionals to market and sell our products. If we are unable to hire, effectively train, manage, improve the productivity of, and retain our sales professionals, our business will be harmed, which would impair our future revenue and profitability.

Our success largely depends on our ability to hire, train, manage and improve the productivity levels of our sales professionals. We train our existing and recently recruited sales professionals to better understand our existing and new product technologies and how they can be positioned against our competitors' products and increase the revenue of our customers. It may take time for the sales professionals to become productive and there can be no assurance that recently recruited sales professionals will be adequately trained in a timely manner, or that our direct sales productivity will improve, or that we will not experience significant levels of attrition in the future. Furthermore, there is a risk that our sales professionals may make inaccurate claims regarding the efficacy and benefits of our products, including in indications for which the products are not cleared by the FDA, which could subject us to claims and liabilities.

Even if we receive the necessary regulatory clearances or approvals for new products or the use of our existing products for the additional indications currently in our development pipeline, we may not be able to successfully launch and market our new products, or our existing products for each intended treatment indication.

We may not market new products or our existing products for the various new treatments contemplated by our development efforts until we have received the requisite regulatory approvals or clearances for each product or treatment indication. Our product development program may be curtailed, redirected, eliminated or delayed at any time for many reasons, and we cannot predict whether we will successfully develop and commercialize our new products or additional indications for our existing products. The commercial success of our new products, and existing products for the treatment of each future proposed indication, whether 510(k)-cleared or with an approved PMA or BLA, will depend on a number of factors, including the following:

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the availability, relative cost and relative effectiveness of alternative and competing treatments;

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acceptance by patients and healthcare practitioners of our products as safe and effective treatment; and

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our ability to obtain sufficient third-party payor coverage or reimbursement for our products for the treatment of each indication.

We anticipate submitting additional 510(k) premarket notifications in 2020 for our products for new surgical soft tissue repair indications. However, even if we obtain a 510(k) clearance, the FDA may issue a clearance for more narrow indications than we seek, or restrict the claims we may make regarding our products. Even if we receive clearance or approval to market our products to treat each new indication we seek, any problems associated with the successful marketing and commercialization of our products for such indications could harm sales of our products for current treatment indications. If we are not successful in launching and marketing our products for the treatment of new indications, or if we are significantly delayed in doing so, our future prospects may be diminished.

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In the future our products may become obsolete, which would negatively affect operations and financial condition.

The field of regenerative medicine is characterized by rapid and significant advancement and change. There can be no assurance that other companies will not succeed in developing or marketing devices and products that are more clinically or cost effective than our UBM products or that would render our products obsolete or noncompetitive. Additionally, new surgical procedures, medications and other therapies could be developed that replace or reduce the importance of our products.

Accordingly, our success will depend in part on our ability to respond quickly to medical and other changes through the development and introduction of new products. Product development involves a high degree of risk, and there can be no assurance that our new product development efforts will result in any commercially successful products.

Product liability lawsuits against us could cause us to incur substantial liabilities and could limit commercialization of any products we may develop.

We face an inherent risk of product liability exposure relating to the use of our products, which may result from previously unknown problems with a product, manufacturer or facility. This risk exists even if a product is 510(k)-cleared, PMA-approved or BLA-approved for commercial sale by the FDA and manufactured in facilities that are required to be in compliance with the FDA's quality system regulation, or QSR, or has received marketing authorization from an applicable foreign regulatory authority. Any side effects, manufacturing defects, misuse or abuse associated with our products could result in injury to a patient. In addition, a liability claim may be brought against us even if our products merely appear to have caused an injury or were used in a procedure in which an injury occurred. Product liability claims may be brought against us by consumers, healthcare providers, medical device companies or others selling or otherwise coming into contact with our products, among others. If we cannot successfully defend ourselves against product liability claims, we will incur substantial liabilities. While we carry product liability insurance coverage for our products that we believe is consistent with industry norms, our insurance coverage may not be sufficient to cover all of our product liability related expenses or losses and may not cover us for any expenses or losses we may suffer.

Moreover, insurance coverage is becoming increasingly expensive, and, in the future, we may not be able to maintain insurance coverage at a reasonable cost, in sufficient amounts or upon adequate terms to protect us against losses due to product liability. Even if we determine that it is prudent to increase our product liability coverage, we may be unable to obtain this increased product liability insurance on commercially reasonable terms or at all. Large judgments have been awarded in class action or individual lawsuits based on device or drug products that had unanticipated side effects. A successful product liability claim or series of claims brought against us could cause our stock price to decline and, if judgments exceed our insurance coverage, could decrease our cash and have a material adverse effect on our business, results of operations, financial condition and growth prospects.

RISKS RELATED TO OUR REGULATORY ENVIRONMENT

If our products are found to be defective or otherwise pose certain safety risks, we may decide, or the FDA could require us, to initiate a recall, and we will be subject to medical device reporting requirements and could be subject to agency enforcement actions.

The FDA has the authority to require the recall of commercialized products if there is a reasonable probability that the product would cause serious, adverse health consequences or death, for example in

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the case of material deficiencies or defects in the design or manufacture of the product. Manufacturers may, under their own initiative, recall a product if any material deficiency in a device is found. A government-mandated or voluntary recall could occur as a result of an unacceptable risk to health, component failures, manufacturing errors, design or labeling defects or other deficiencies and issues.

In addition, under the FDA regulations, we are required to report to the FDA any incident in which our product may have caused or contributed to a death or serious injury or in which our product malfunctioned and, if the malfunction were to recur, would likely cause or contribute to death or serious injury. If we fail to report these events or a product recall to the FDA within the required timeframes, or at all, the FDA and/or the United States Department of Justice could take regulatory or enforcement action against us. In response to a recall initiated by us or the FDA, and depending on the circumstances, the FDA could pursue additional remedies including an injunction, product seizure, imposition of monetary penalties or criminal charges. For example, we recently entered into a plea agreement with the United States Attorney's Office for the District of Maryland and the United States Department of Justice Consumer Protection Branch, in which we pled guilty to one count of failure and refusal to report a medical device removal, agreed to pay a criminal fine and agreed to establish and maintain a compliance and ethics program. We are obligated under the plea agreement to report to the Department of Justice, among other things, (i) the initiation of a recall of a medical device; (ii) the failure to report to the FDA a medical device correction or removal under 21 USC § 360i(g); or (iii) the failure to submit a medical device report to the FDA as required by 21 USC § 360i(a). Failure to do so could result in the rescission of the plea agreement and monetary penalties. We are also obligated under the Corporate Integrity Agreement to report to OIG-HHS the initiation of a recall by us or the FDA. Failure to do so could result in monetary penalties and exclusion from participation in all federal health care programs. We would expect scrutiny by the FDA, Department of Justice and OIG-HHS if we initiate or are ordered to initiate a recall. Repeated product malfunctions may also result in a voluntary or mandatory product recall. Depending on the corrective action we take to redress a product's deficiencies or defects, the FDA may require, or we may decide, that we will need to obtain new clearances or approvals for the device before we may market or distribute the corrected device. Seeking such approvals or clearances may delay our ability to replace the recalled devices in a timely manner. Moreover, if we do not adequately address problems associated with our devices, we may face additional regulatory enforcement action, including FDA warning letters, product seizure, injunctions, administrative penalties, or civil or criminal fines. We may also be required to bear other costs or take other actions that may have a negative impact on our sales as well as face significant adverse publicity or regulatory consequences, which could harm our business, including our ability to market our products in the future. Additional recalls of any of our products would divert managerial and financial resources and have an adverse effect on our business, results of operations and financial condition. A recall could harm our reputation with customers and negatively affect our sales. We may initiate withdrawals of our products in the future that we determine do not require notification of the FDA. If the FDA were to disagree with our determinations, it could request that we report those actions as recalls, and again take regulatory or enforcement action against us or our products.

Our manufacturing operations require us to comply with the FDA's and other governmental authorities' laws and regulations regarding the manufacture and production of medical devices, which is costly and could subject us to enforcement action.

We are required to comply with the FDA's QSR, which covers the methods used in, and the facilities and controls used for, the design, testing, manufacture, quality assurance, labeling, packaging, sterilization, storage and shipping of our products. The FDA enforces the QSR through periodic announced and unannounced inspections of manufacturing facilities. The failure by us or one of our

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suppliers to comply with applicable statutes and regulations administered by the FDA and other regulatory authorities, or the failure to timely and adequately respond to any adverse inspectional observations, could result in, among other things, any of the following enforcement actions:

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untitled letters, warning letters, injunctions, civil penalties and criminal fines;

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customer notifications or repair, replacement, refunds, recall, detention or seizure of our products;

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operating restrictions or partial suspension or total shutdown of production;

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refusing or delaying our requests for approval of a PMA or BLA, or 510(k) clearance of new products, modified products or new indications of cleared products;

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withdrawing PMA approvals, revoking BLA approvals or reclassifying devices that have 510(k) clearances;

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refusal to grant export certificates for our products; or

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criminal prosecution.

Any of these actions could impair our ability to produce our products in a cost-effective and timely manner to meet our customers' demands. Furthermore, our key suppliers may not currently be or may not continue to be in compliance with all applicable regulatory requirements, which could result in our failure to produce our products on a timely basis and in the required quantities, if at all.

In addition to the FDA requirements in the United States, we are required to comply with requirements for the commercialization and distribution of medical devices in foreign countries to sell our products. While those requirements vary by country, they generally require compliance with ISO 13485 (Quality Management Systems). Some countries where we may commercialize our products also have special requirements related to medical devices that contain ingredients of an animal origin and require Transmissible Spongiform Encephalopathy or Bovine Spongiform Encephalopathy certification. If we are unable to comply with these international requirements related to the commercialization of our products, our ability to expand internationally may be limited, or if we fail to maintain compliance we may be subject to sanctions, including a total shutdown of our commercialization of the products internationally.

A reclassification of our products by the FDA could significantly increase our regulatory costs, including the time and expense associated with required clinical trials, or may require us to suspend or discontinue sales of our products.

Under the Federal Food, Drug, and Cosmetic Act, medical devices are classified into one of three classes—Class I, Class II or Class III—depending on the degree of risk associated with each medical device and the extent of control needed to provide reasonable assurance of safety and effectiveness.

Class I devices are those for which safety and effectiveness can be reasonably assured by adherence to FDA's "general controls" for medical devices, which include compliance with the applicable portions of the QSR facility registration and product listing, reporting of adverse medical events, and appropriate, truthful and non-misleading labeling, advertising, and promotional materials. Some Class I devices also require premarket clearance by the FDA through the 510(k) premarket notification process described below.

Class II devices are subject to FDA's general controls, and any other "special controls" deemed necessary by FDA to ensure the safety and effectiveness of the device. Premarket review and clearance by the FDA for Class II devices is accomplished through the 510(k) premarket notification procedure, though certain Class II devices are exempt from this premarket review process. When a 510(k) is

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required, the manufacturer must submit to the FDA a premarket notification submission demonstrating that the device is "substantially equivalent" to a legally marketed device, which in some cases may require submission of clinical data. A legally marketed device is defined by statute to mean a device that was legally marketed prior to May 28, 1976, the date upon which the Medical Device Amendments of 1976 were enacted, or another commercially available, similar device that was cleared through the 510(k) process. Unless a specific exemption applies, 510(k) premarket notification submissions are subject to user fees. If the FDA determines that the device, or its intended use, is not substantially equivalent to a legally marketed device, the FDA will place the device, or the particular use of the device, into Class III, and the device sponsor must then fulfill much more rigorous premarketing requirements in the form of a PMA.

A Class III device includes devices deemed by the FDA to pose the greatest risk such as life-supporting or life-sustaining devices, or implantable devices, in addition to a device that has a new intended use or utilizes advanced technology that is not substantially equivalent to that of a legally marketed device. The safety and effectiveness of Class III devices cannot be reasonably assured solely by general and special controls. These devices almost always require formal clinical studies to demonstrate safety and effectiveness. Submission and FDA approval of a PMA or BLA is required before marketing of a Class III device can proceed.

Our products are currently Class II medical devices; however, from time to time, the FDA may disagree with the classification and require us to apply for approval as a Class III medical device. In the event that the FDA determines that our products should be classified as Class III, we could be precluded from marketing the products for clinical use within the United States for months, years or longer, depending on the specific change in the classification. Reclassification of our technology as Class III could significantly increase our regulatory costs, including the timing and expense associated with required clinical trials and other costs. In addition, the FDA could determine that our products, or claims related to them, are biologics. For example, certain tissue-engineered products do not meet the criteria to be classified as medical devices and may be regulated as biologic products under Section 351 of the Public Health Service Act and also, in some respects, as drugs under the FDCA. Before a biological product can be marketed in interstate commerce, it must receive approval of a BLA by the FDA. Although we do not currently market any biological products, we may consider pursuing potential product opportunities that may require BLA approval. Should we choose to manufacture any potential product opportunities that require BLA approval in the future, the process must comply with the FDA's current good manufacturing, or cGMP, regulations, which are designed to ensure that finished products are not adulterated or misbranded or otherwise in violation of the requirements of the FDCA. Furthermore, we may determine to suspend or discontinue sales of products that are reclassified if we are unable to meet the new FDA requirements, if ever.

We are subject to substantial post-market government regulation that could have a material adverse effect on our business.

The manufacture, labeling, advertising, promotion, record-keeping, post-market surveillance, and marketing of our products are subject to extensive regulation and review by the FDA and numerous other governmental authorities in the United States as well as foreign countries where we may sell our products. Even after we have obtained 510(k) clearance or PMA approval to market a product, we have ongoing responsibilities under FDA and other regulations. The FDA and other national governmental authorities have broad enforcement powers. The regulations to which we are subject are complex and have become more stringent over time. Regulatory changes could result in restrictions on our ability to continue or expand our operations, higher than anticipated costs or lower than

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anticipated sales. Our failure to comply with applicable regulatory requirements could result in enforcement actions such as:

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civil penalties;

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delays on or denials of pending requests for 510(k) clearance or PMA approval;

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recalls or seizures;

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withdrawals or suspensions of current PMA approvals or reclassification of 510(k) cleared devices, resulting in prohibitions on sales of our products;

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warning letters or untitled letters;

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operating restrictions, including a partial or total shutdown of production on our products for any indication;

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refusal to issue export approvals or certifications;

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obtaining injunctions preventing us from manufacturing or distributing our products;

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commencing criminal prosecutions; and

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total prohibitions on our international sales.

The incurrence or commencement of any such action would harm our reputation and cause sales of our products to suffer and may prevent us from generating revenue.

If we modify or change one or more of our products without 510(k) clearance, the FDA could retroactively determine that the modifications were improper and require us to stop marketing and recall our modified products.

Even after 510(k) clearance is obtained from the FDA for one or more of our products, any change or modification to such product that could significantly affect its safety or effectiveness, such as a significant change or modification in design, material, chemical composition, energy source or manufacturing process, or a major change or modification in the device's intended use, would require a new 510(k) clearance or possibly even a PMA approval. The FDA requires every manufacturer to make this determination in the first instance, but the FDA may review any manufacturer's decision. The FDA may not agree with our decisions regarding whether new clearances or approvals are necessary. We have modified some of our 510(k) cleared products, and have determined, based on our review of the applicable FDA guidance, that in certain instances new 510(k) clearances are not required. If the FDA disagrees with our determination and requires us to submit new premarket 510(k) notifications or PMAs for modifications to our previously cleared products for which we have concluded that new clearances or approvals are unnecessary, we may be required to cease marketing or to recall the modified product until we obtain clearance or approval, and we may be subject to significant regulatory fines or penalties.

If the FDA disagrees with our decision not to seek a new 510(k) for modifications to existing products, we may be required to submit extensive preclinical and clinical data, depending on the nature of the changes, in support of an application for marketing clearance or approval. We may not be able to obtain additional 510(k) clearances or premarket approvals for modifications to, or additional indications for, our existing products in a timely fashion, or at all. Delays in obtaining future clearances or approvals would adversely affect our ability to introduce our products for additional indications in a timely manner, which in turn would harm our revenue and operating results.

Risk factors

Furthermore, the FDA's ongoing review of the 510(k) program may make it more difficult for us to make modifications to our previously cleared products, either by imposing more stringent requirements on when a manufacturer must submit a new 510(k) for a modification to a previously cleared product, or by applying more onerous review criteria to such submissions. Even though recent FDA guidance related to the Abbreviated 510(k) Program issued September 13, 2019 updates earlier guidance from 1998, the practical impact of any changes to the FDA's 510(k) program remains unclear.

The misuse or off-label use of our products may harm our reputation or the image of our products in the marketplace, or result in injuries that lead to product liability suits, which could be costly to our business. Moreover, we could be subject to FDA sanctions if we are deemed to have engaged in off-label promotion.

We have received 510(k) clearances from the FDA for the management of wounds, including for products indicated for pressure ulcers, venous ulcers, diabetic ulcers, second-degree burns, surgical wounds and trauma wounds, and the reinforcement of soft tissue where weakness exists in urological, gynecological and gastroenterological anatomy. Our promotional materials and training methods must comply with FDA and other applicable laws and regulations, including the prohibition on the promotion of a medical device for an indication that has not been approved or cleared by the FDA, referred to as an off-label use. We have been accused of, and recently entered into a settlement agreement regarding, the promotion of products in a manner that has not been approved by the FDA. While we have entered into a settlement agreement with the United States, acting through the United States Department of Justice on behalf of the Office of the Inspector General of the Department of Health and Human Services, the Defense Health Agency, acting on behalf of the TRICARE Program, and the United States Department of Veteran Affairs, regarding such claims, such accusation along with the terms of the Settlement Agreement may cause or impose increased scrutiny of our operations. The FDA does not restrict or regulate a physician's use of a medical device within the practice of medicine, and we cannot prevent a physician from using our products for an off-label use. If the FDA determines that our current or future promotional or training materials constitute the unlawful promotion of an off-label use, it could subject us to regulatory or enforcement actions, including additional civil money penalties, criminal fines and penalties, and exclusion from participation in federal health programs, among others. Other federal, state or foreign governmental authorities might also take action if they consider our promotion or training materials to constitute promotion of an off-label use, which could result in significant fines or penalties under other statutory authorities. In that event, our reputation could be damaged and the use of our products in the marketplace could be impaired.

In addition, there may be increased risk of injury if physicians or others attempt to use our products for off-label indications. Furthermore, the use of our products for indications other than those that have been cleared by the FDA may not effectively treat such conditions, which could harm our reputation in the marketplace among physicians and patients. Physicians may also misuse our products or use improper techniques if they are not adequately trained in the particular use, potentially leading to injury and an increased risk of product liability. Product liability claims are expensive to defend and could divert our management's attention from our primary business and result in substantial damage awards against us. Any of these events could harm our business, results of operations and financial condition.

Risk factors

Our business and sale of our products are subject to extensive regulatory requirements, including compliance with labelling, manufacturing and reporting controls. If we fail or are unable to timely obtain the necessary 510(k) clearances or PMA approvals for new products or for the use of our products for additional indications, our ability to generate revenue could be materially harmed.

Our products are classified as medical devices and are subject to extensive regulation in the United States by the FDA and other federal, state and local authorities and by similar regulatory authorities in overseas jurisdictions. Government regulation of medical devices is meant to assure their safety and effectiveness, and includes regulation of, among other things:

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design, development and manufacturing;

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testing, labeling, including directions for use, processes, controls, quality assurance, packaging, storage, distribution, installation and servicing;

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preclinical studies and clinical trials;

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establishment registration and listing;

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product safety and effectiveness;

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marketing, sales and distribution;

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premarket approval and 510(k) clearance;

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recordkeeping procedures;

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advertising and promotion;

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corrections and removals and recalls; post-market surveillance, including reporting of deaths or serious injuries, and malfunctions that, if they were to recur, would be likely to cause or contribute to a death or serious injury; and

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product import and export.

In the United States, before we can market a new medical device, or a new use of, or claim for, an existing product, we must first receive either 510(k) clearance or PMA approval from the FDA, unless an exemption applies.

In the 510(k) clearance process, the FDA must determine that a proposed device is "substantially equivalent" to a device legally on the market, known as a "predicate" device. Substantial equivalence means that with respect to the proposed device being compared to the predicate device, the proposed device has the same intended use as the predicate device and the proposed device has the same technological characteristics as the predicate device, or has different technological characteristics but that the proposed device is as safe and effective as the predicate device and does not raise different questions of safety and effectiveness. Clinical data are sometimes required to support substantial equivalence. The PMA pathway requires an applicant to demonstrate the safety and effectiveness of the device based, in part, on extensive data, including, but not limited to, technical, preclinical, clinical trial, manufacturing and labeling data. The PMA process is typically required for devices that are deemed to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices and also novel devices that remain in Class III. Products that are approved from a PMA application generally need FDA approval of a PMA supplement before they can be modified. Similarly, some modifications made to products cleared through a 510(k) may require a new 510(k). Both of these processes can be expensive and lengthy, and with respect to a PMA, can entail significant user fees, unless exempt. The FDA's 510(k) clearance process usually takes from three to six months, but may take significantly

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longer. The process of obtaining a PMA is much more costly and uncertain than the 510(k) clearance process and generally takes from one to three years, or longer, from the time the application is submitted to the FDA until an approval is obtained. The process of obtaining 510(k) clearances or PMA approvals to market a medical device can be costly and time consuming, and we may not be able to obtain these clearances or approvals on a timely basis, if at all.

In the United States, our currently commercialized products have received multiple 510(k) clearances. If the FDA requires us to go through a lengthier, more rigorous process for future products or modifications to existing products than expected, our product introductions or modifications could be delayed or cancelled, which could cause our sales to decline. In addition, the FDA may determine that future products will require the more costly, lengthy and uncertain PMA process. Although we do not currently market any devices under a PMA, the FDA may demand that we obtain a PMA prior to marketing certain of our future products. Further, even with respect to those future products where a PMA is not required, we cannot assure you that we will be able to obtain the 510(k) clearances with respect to those products. The FDA can delay, limit or deny 510(k) clearance or PMA approval of a device for many reasons, including:

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we may not be able to demonstrate to the FDA's satisfaction that our products are safe and effective for their intended uses;

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the data from our preclinical studies and clinical trials may be insufficient to support clearance or approval, where required; and

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the manufacturing process or facilities we use may not meet applicable requirements.

While we have previously received FDA clearance for the indication of our products, the FDA may not approve or clear additional indications that are necessary or desirable for future successful commercialization of our products. Indeed, the FDA may refuse our requests for 510(k) clearance or premarket approval of new products, new intended uses or modifications to existing products.

From time to time, legislation is drafted and introduced in the United States that could significantly change the statutory provisions governing any regulatory approval or clearance that we receive in the United States. In addition, the FDA may change its clearance and approval policies, adopt additional regulations or revise existing regulations, or take other actions which may prevent or delay approval or clearance of our products under development or impact our ability to modify our currently approved or cleared products on a timely basis.

In addition, it is possible that changes in the FDA's review processes or policies regarding tissue-engineered or animal-derived products may result in an FDA decision to review future potential indications of our products under FDA's authority to regulate biological products. Such a determination would require us to submit a BLA rather than a 510(k) or PMA to obtain marketing authorization, comply with applicable good manufacturing practice requirements for biological products, and may subject us to additional data requirements and conditions of approval prior to marketing our products for such indications.

Healthcare policy changes may have a material adverse effect on our business.

The United States and many foreign jurisdictions have enacted or proposed legislative and regulatory changes affecting the healthcare system that could affect our ability to profitably sell our products. Changes in regulations, statutes or the interpretation of existing statutes or regulations could impact our business in the future by requiring, for example: (i) changes to our manufacturing arrangements; (ii) additions or modifications to product labeling; (iii) the recall or discontinuation of our products; or

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(iv) additional record-keeping requirements. If any such changes were to be imposed, they could adversely affect the operation of our business.

In the United States, there have been and continue to be laws enacted and policies implemented by the federal government, state governments, regulators and third party payors to control healthcare costs, and generally, to reform the healthcare system in the United States. For example, the Patient Protection and Affordable Care Act, amended by the Health Care and Education Reconciliation Act or, collectively, ACA, substantially changed the way healthcare is delivered and financed by both governmental and private insurers. Among other things, the ACA:

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established a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in and conduct comparative clinical effectiveness research; and

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implemented payment system reforms, including a national pilot program to encourage hospitals, physicians and other providers to improve the coordination, quality and efficiency of certain health care services through bundled payment models.

These changes included the creation of demonstration programs and other value-based purchasing initiatives that provide financial incentives for physicians and hospitals to reduce costs, including incentives for furnishing low cost therapies for chronic wounds even if those therapies are less effective than our products.

Under the Trump Administration, there are ongoing efforts to modify or repeal all or part of the ACA or to take executive action that affects its implementation. The Tax Cuts and Jobs Act of 2017, or the Tax Act, includes a provision that repealed effective January 1, 2019 the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the "individual mandate." On December 14, 2018, a U.S. District Court Judge in the Northern District of Texas, or the Texas District Court Judge, ruled that the individual mandate is unconstitutional and a critical and inseverable feature of the ACA, and therefore, the remaining provisions of the ACA are invalid as well. On December 18, 2019, the Fifth Circuit U.S. Court of Appeals held the individual mandate is unconstitutional, but remanded the case to the lower court to reconsider its earlier invalidation of the full ACA. On March 2, 2020, the United States Supreme Court granted the petitions for writs of certiorari to review this case, and has allotted one hour for oral arguments, which are expected to occur in the fall. Pending review, the ACA remains in effect, but it is unclear at this time what effect such litigation will have on the status of the ACA.

General legislative action may also affect our business. For example, the Budget Control Act of 2011 included provisions to reduce the federal deficit and resulted in the imposition of reductions of up to 2% in Medicare payments to providers, which began in April 2013. The CARES Act suspended the 2% Medicare sequester from May 1, 2020, through December 31, 2020, and extended the sequester through 2030. The American Taxpayer Relief Act of 2012 further reduced Medicare payments to several types of providers, including hospitals and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These or other similar reductions in government healthcare spending could result in reduced demand for our products or additional pricing pressure.

On January 20, 2017, President Trump signed an Executive Order directing federal agencies with authorities and responsibilities under the ACA to waive, defer, grant exemptions from, or delay the implementation of any provision of the ACA that would impose a fiscal burden on states or a cost, fee, tax, penalty or regulatory burden on individuals, healthcare providers, health insurers, or manufacturers of pharmaceuticals or medical devices. On October 13, 2017, President Trump signed

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an Executive Order terminating the cost-sharing subsidies that reimburse insurers under the ACA. The Trump administration has concluded that cost-sharing reduction, or CSR, payments to insurance companies required under the ACA have not received necessary appropriations from Congress and discontinued these payments. The loss of the CSR payments was expected to increase premiums on certain policies issued by qualified health plan issuers under the ACA. Several state Attorneys General filed suit to stop the administration from terminating the subsidies, but their request for a restraining order was denied by a federal judge in California on October 25, 2017. The Bipartisan Health Care Stabilization Act of 2017, as well as the follow-on Bipartisan Health Care Stabilization Act of 2018 were introduced to appropriate funds to stabilize CSR payments; however, the future of this effort is unclear. The effects of the loss of CSR payments on third-party payors, the viability of the ACA marketplace, providers, and potentially our business, are not yet fully known.

Moreover, on January 22, 2018, President Trump signed a continuing resolution on appropriations for fiscal year 2018 that delayed the implementation of certain ACA-mandated fees, including the so called "Cadillac" tax on certain high cost employer-sponsored insurance plans, the annual fee imposed on certain health insurance providers based on market share, and the medical device excise tax on non-exempt medical devices (these three provisions have been repealed, as discussed below). The Bipartisan Budget Act of 2018, also amended the ACA, effective January 1, 2019, by increasing the point-of-sale discount that is owed by pharmaceutical manufacturers who participate in Medicare Part D and closing the coverage gap in most Medicare drug plans, commonly referred to as the "donut hole." In addition, CMS published a final rule that would give states greater flexibility, starting in 2020, in setting benchmarks for insurers in the individual and small group marketplaces, which may have the effect of relaxing the essential health benefits required under the ACA for certain plans sold through such marketplaces.

We expect that the ACA, as well as other healthcare reform measures that may be adopted in the future, may result in additional reductions in Medicare and other healthcare funding, more rigorous coverage criteria, lower reimbursement, and new payment methodologies. This could lower the price that we receive for our products. Any denial in coverage or reduction in reimbursement from Medicare or other government-funded programs may result in a similar denial or reduction in payments from private payors, which may prevent us from being able to generate sufficient revenue, attain profitability or commercialize our products. Litigation and legislative efforts to change or repeal the ACA are likely to continue, with unpredictable and uncertain results. We cannot predict the results of subsequent cases or appeals, any action by the Trump Administration, or whether additional legislative reform proposals will be adopted, when they will be adopted, or what impact they may have on us, but any such proposals could have a negative impact on our business and provide incentives for hospitals and physicians to not use our products.

We may be subject to or otherwise affected by federal and state healthcare laws, including anti-kickback, fraud and abuse and health information privacy and security laws, and could face substantial penalties if we are unable to fully comply with such laws.

Although we do not provide healthcare services, submit claims for third-party reimbursement, or receive payments directly from Medicare, Medicaid or other third-party payors for our products, we are subject to broadly applicable healthcare fraud and abuse regulation and enforcement by federal and state governments, which could significantly impact our business. Manufacturing, sales, promotion and other activities following product approval are also subject to regulation by numerous regulatory authorities in the United States in addition to the FDA, including the Centers for Medicare and Medicaid Services, or CMS, the Office of Inspector General and Office for Civil Rights, other divisions

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of the Department of Health and Human Services, or HHS, the Department of Justice, the Drug Enforcement Administration, the Consumer Product Safety Commission, the Federal Trade Commission, the Occupational Safety & Health Administration, the Environmental Protection Agency and state and local governments.

Additionally, healthcare providers and third-party payors play a primary role in the recommendation of medical devices and other medical items and services. Arrangements with providers, consultants, third-party payors and customers are subject to broadly applicable fraud and abuse, anti-kickback, false claims laws, reporting of payments to physicians and teaching hospitals and patient privacy laws and regulations and other healthcare laws and regulations that may constrain our business and/or financial arrangements. Healthcare fraud and abuse and health information privacy and security laws potentially applicable to our operations include:

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the federal Anti-Kickback Statute, which makes it illegal for any person to knowingly and willfully solicit, receive, offer or pay any remuneration (including any kickback, bribe or certain rebate), directly or indirectly, overtly or covertly, in cash or in kind, or in return for, that is intended to induce or reward referrals, including the purchase, recommendation, order or prescription of a particular drug, for which payment may be made under a federal healthcare program, such as Medicare or Medicaid. A person or entity need not have actual knowledge of the federal Anti-Kickback Statute or specific intent to violate it in order to have committed a violation. Violations are subject to civil and criminal fines and penalties for each violation, plus imprisonment and exclusion from government healthcare programs. In addition, the government may assert that a claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act, or FCA. There are a number of statutory exceptions and regulatory safe harbors protecting some common activities from prosecution. This law applies to our marketing practices, educational programs, pricing policies and relationships with healthcare providers, by prohibiting, among other things, soliciting, receiving, offering or providing remuneration intended to induce the purchase or recommendation of an item or service reimbursable under a federal healthcare program, such as the Medicare or Medicaid programs;

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federal civil and criminal false claims laws, including the FCA, which prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment or approval that are false, fictitious or fraudulent; knowingly making, using or causing to be made or used, a false statement or record material to a false or fraudulent claim or obligation to pay or transmit money or property to the federal government; or knowingly concealing or knowingly and improperly avoiding or decreasing an obligation to pay money to the federal government. Manufacturers can be held liable under the FCA even when they do not submit claims directly to government payors if they are deemed to "cause" the submission of false or fraudulent claims. Companies that submit claims directly to payors may also be liable under the FCA for the direct submission of such claims. The FCA also permits a private individual acting as a "whistleblower" to bring actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery. When an entity is determined to have violated the FCA, the government may impose civil fines and penalties for each false claim, plus treble damages, and exclude the entity from participation in Medicare, Medicaid and other federal healthcare programs;

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the federal civil monetary penalties laws, which impose civil fines for, among other things, the offering or transfer or remuneration to a Medicare or state healthcare program beneficiary if the person knows or should know it is likely to influence the beneficiary's selection of a particular provider, practitioner, or supplier of services reimbursable by Medicare or a state health care program, unless an exception applies;

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the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, and its implementing regulations, which created additional federal criminal statutes that prohibit knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program, regardless of the payor (e.g., public or private) and knowingly and willfully falsifying, concealing or covering up by any trick or device a material fact or making any materially false statements in connection with the delivery of, or payment for, healthcare benefits, items or services relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity can be found guilty of violating HIPAA without actual knowledge of the statute or specific intent to violate it;

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federal "sunshine" reporting requirements imposed by the ACA on drug, device, biological and medical supply manufacturers when payment is available under Medicare, Medicaid or the Children's Health Insurance Program (with certain exceptions) to report annually to the U.S. Department of Health and Human Services, or HHS, under the Open Payments Program, information regarding any payment or other "transfers of value" made to physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by physicians and their immediate family members. Failure to submit required information may result in civil monetary penalties of up to an aggregate of $150,000 per year (or up to an aggregate of $1 million per year for "knowing failures"), for all payments, transfers of value or ownership or investment interests that are not timely, accurately, and completely reported in an annual submission. Beginning in 2022, these reporting obligations will extend to include transfers of value made to certain non-physician providers such as physician assistants and nurse practitioners; and

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analogous state and foreign law equivalents of each of the above federal laws, such as anti-kickback and false claims laws which may apply to items or services reimbursed by any third-party payor, including commercial insurers or patients; state laws that require device companies to comply with the industry's voluntary compliance guidelines and the applicable compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers and other potential referral sources; state and local laws that require the licensure of sales representatives; state laws that require device manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures and pricing information; data privacy and security laws and regulations in foreign jurisdictions that may be more stringent than those in the United States (such as the European Union, which adopted the General Data Protection Regulation, which became effective in May 2018); state laws governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts; and state laws related to insurance fraud in the case of claims involving private insurers.

In addition, certain states mandate implementation of corporate compliance programs to ensure compliance with these laws, impose additional restrictions on our financial relationships with physicians and other healthcare providers, and/or require the tracking and reporting of compensation and other remuneration to physicians.

Another development affecting fraud and abuse risks is the continued use of the whistleblower or qui tam provisions of the FCA. The FCA imposes liability on any person or entity who, among other things, knowingly presents, or causes to be presented, a false or fraudulent claim for payment by a federal healthcare program. The qui tam provisions of the FCA allow a private individual to bring civil actions on behalf of the federal government alleging that the defendant has submitted a false claim to

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the federal government, and to share in any monetary recovery. Over the past several years, the number of suits brought by private individuals has increased dramatically. In addition, various states have enacted false claim laws analogous to the FCA. A number of these state laws apply where a claim is submitted to any third-party payor and not merely a federal healthcare program.

Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available under the federal Anti-Kickback Statute, it is possible that some of our business activities, including our relationships with physicians, hospitals, IDNs, and group purchasing organizations, or GPOs, could be subject to challenge under one or more of such laws. We could be adversely affected if regulatory agencies interpret our financial relationships with our physician consultants who order our products to be in violation of applicable laws. This could subject us to civil and criminal penalties for non-compliance, the cost of which could be substantial.

If our past or present operations are found to be in violation of any of such laws or any other governmental regulations that may apply to us, we may be subject to penalties, including civil and criminal penalties, damages, fines, exclusion from government healthcare programs and the curtailment or restructuring of our operations. Similarly, if the healthcare providers or entities with whom we do business are found to be non-compliant with applicable laws, they may be subject to sanctions, which could also have an adverse impact on us. Any penalties, damages, fines, curtailment or restructuring of our operations could adversely affect our ability to operate our business and our financial results. Any action against us for violation of these laws, even if we successfully defend against them, could cause us to incur significant legal expenses and divert our management's attention from the operation of our business. Moreover, we expect there will continue to be federal and state laws and regulations, proposed and implemented, that could impact our operations and business. The extent to which future legislation or regulations, if any, relating to healthcare fraud abuse laws or enforcement, may be enacted or what effect such legislation or regulation would have on our business remains uncertain. In addition, the commercialization of any of our products outside the United States will also likely subject us to foreign equivalents of the healthcare laws mentioned above, among other foreign laws.

Failure to obtain and maintain regulatory authorization in foreign jurisdictions will prevent us from marketing our products internationally.

We have been audited and are ISO 13485 certified by our Notified Body, BSI Group, which we expect will enable us, in combination with the appropriate marking authorizations, to initiate commercialization of our products in Latin America, Asia and the Middle East. Outside the United States, we can market a product only if we receive marketing authorization and, in some cases, pricing approval, from the appropriate regulatory authorities. The approval procedure varies among countries and can involve compliance with manufacturing and design controls and additional testing. The time required to obtain approval may differ from that required to obtain FDA approval or clearance and may include all of the risks associated with obtaining FDA clearance or approval in addition to other risks. We may not obtain foreign regulatory approvals or certifications on a timely basis, if at all. Approval or clearance by the FDA does not ensure approval or certification by regulatory authorities in other countries, and approval or certification by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. However, the failure to obtain marketing authorization in one jurisdiction may adversely impact our ability to obtain marketing authorization in another jurisdiction. We may be required to perform additional preclinical or clinical studies even if we have obtained FDA clearance or approval. If we fail to receive necessary approvals to commercialize our products in foreign jurisdictions on a timely basis, or at all, or are deemed to be in violation of marketing restrictions in such countries, we may be subject to fines or other penalties and our business, results of operations and financial condition could be adversely affected.

Risk factors

Changes in existing third-party coverage and reimbursement may impact our ability to sell our products.

In the United States and markets in other countries, patients who are prescribed medical products for their conditions and providers performing the prescribed services generally rely on third-party payors to reimburse all or part of the associated healthcare costs. Maintaining and growing sales of our products depends in large part on the availability of adequate coverage and reimbursement from third-party payors, including government programs such as Medicare and Medicaid, private insurance plans and managed care programs. Hospitals and other healthcare provider customers that purchase our products typically bill various third-party payors to cover all or a portion of the costs and fees associated with the procedures in which our products are used, including the cost of the purchase of our products. Medicare reimbursement for procedures using our products during an inpatient stay is generally made under a prospective payment system that is determined by a classification system known as the Medicare severity diagnosis-related groups, or MS-DRGs. The Centers for Medicare & Medicaid Services, or CMS, the agency responsible for administering the Medicare program, also includes payment for our products in Medicare payments for outpatient surgical procedures in ambulatory surgery centers or hospital outpatient departments. Our customers' access to adequate coverage and reimbursement for the procedures performed with our products by government and private insurance plans is central to the acceptance of our current and future products. Changes in the amount third-party payors are willing to reimburse our customers for procedures using our products or our products themselves could create pricing pressures for us. We may be unable to sell our products on a profitable basis if third-party payors deny coverage or reduce their current levels of payment, or if our costs of production increase faster than increases in reimbursement levels.

Coverage decisions and payment amounts are established at the discretion of individual third-party payors. Many private payors, however, use coverage decisions and payment amounts determined by CMS as guidelines in setting their coverage and reimbursement policies. As the portion of the U.S. population over the age of 65 and eligible for Medicare continues to grow, we may be more vulnerable to coverage and reimbursement limitations imposed by CMS. While certain procedures using our products are currently covered by Medicare and other third-party payors, future action by CMS or other government agencies may diminish payments to physicians, outpatient centers and/or hospitals for covered services. For instance, our products generally are classified as "skin substitutes" for Medicare reimbursement purposes, and therefore are typically reimbursed in the outpatient setting by CMS through bundled payments. Under these Medicare bundled payments, reimbursement for skin substitute products, including ours, are made as a single payment to the health care provider that includes both the application of the product and the product itself. These bundled payments are subject to a two-tier system—one bundled payment for procedures that involve products whose cost exceeds a threshold amount (i.e., high cost products) and another bundled payment for procedures that involve low cost products below that designated threshold (i.e., low cost payments). Bundled payment rates are modified annually based on modifications to the threshold amounts and geographic adjustments. Currently, our skin substitute products are classified as low cost; however it is not possible to predict whether their designation will change, or whether the bundled payment reimbursement rates will change.

In any case, these bundled payments are limited by dollar amount and may not cover the cost of our products used in a given surgical procedure. Moreover, coverage decisions are at the discretion of the Medicare contractors. As a result, we cannot be certain that the procedures performed with our products will be reimbursed at a cost-effective level or reimbursed at all.

Some third-party payors in the United States, including certain Medicare contractors and private health insurance companies, have developed policies that deny coverage for our products when used as

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wound care treatment for certain clinical indications such as lower extremity ulcers in a hospital outpatient facility, ambulatory surgery center or physician office. To support changes in these policies and expanded coverage, we may need to conduct prospective, randomized controlled clinical trials and present data from such trials to payors to demonstrate the medical necessity or cost effectiveness of our products for these indications. While we are devoting considerable resources to such post-market clinical trials to support such additional coverage and reimbursement, there can be no assurance that coverage for our products will be expanded. In addition, those private payors that do not follow the Medicare guidelines may adopt different coverage and reimbursement policies for procedures performed with our products, though we cannot predict whether coverage will be sufficient or if there will be coverage at all. Failure to obtain favorable payor policies could have a material adverse effect on our business and operations.

Furthermore, the healthcare industry in the United States has experienced a trend toward cost containment as government and private insurers seek to control healthcare costs by imposing lower payment rates and negotiating reduced contract rates with service providers. Therefore, we cannot be certain that the procedures performed with our products will be reimbursed at cost-effective levels. Nor can we be certain that third-party payors using a methodology that sets amounts based on the type of procedure performed, such as those utilized by Medicare and in many privately managed care systems, will view the cost of our products to be justified so as to incorporate such costs into the overall cost of the procedure. Moreover, we are unable to predict what changes will be made to the reimbursement methodologies used by third-party payors in the future.

To the extent we sell our products internationally, market acceptance may depend, in part, upon the availability of coverage and reimbursement within prevailing healthcare payment systems. Reimbursement and healthcare payment systems in international markets vary significantly by country, and include both government-sponsored healthcare and private insurance. We may not obtain international coverage and reimbursement approvals in a timely manner, if at all. Our failure to receive such approvals would negatively impact market acceptance of our products in the international markets in which those approvals are sought.

Consolidation in the healthcare industry could lead to demands for price concessions or to the exclusion of some suppliers from certain of our markets, which could have an adverse effect on our business, results of operations and financial condition.

Because healthcare costs have risen significantly over the past decade, numerous initiatives and reforms initiated by legislators, regulators and third-party payors to curb these costs have resulted in a consolidation trend in the healthcare industry to create new companies with greater market power. As the healthcare industry consolidates, competition to provide products and services to industry participants has become and will continue to become more intense. This in turn has resulted and will likely continue to result in greater pricing pressures and the exclusion of certain suppliers from important market segments as GPOs, independent delivery networks and large single accounts continue to use their market power to consolidate purchasing decisions for some of our customers. We expect that market demand, government regulation, third-party coverage and reimbursement policies and societal pressures will continue to change the worldwide healthcare industry, resulting in further business consolidations and alliances among our customers, which may reduce competition, exert further downward pressure on the prices of our products and could adversely impact our business, results of operations and financial condition.

Risk factors

RISKS RELATED TO OUR FINANCIAL POSITION AND CAPITAL REQUIREMENTS

We may need additional funding beyond the proceeds of this offering and may be unable to raise capital when needed, which would force us to delay, reduce, eliminate or abandon our commercialization efforts or product development programs.

We cannot be certain that our anticipated cash flow from operations will be sufficient to meet all of our cash requirements of our growth plan. We intend to continue to make investments to support our business growth and may require additional funds to:

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expand the commercialization of our products and execute on our growth strategy;

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fund our operations and product development;

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finance the expansion into new international markets;

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defend, in litigation or otherwise, any claims that we infringe third-party patents or other intellectual property rights;

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commercialize our new products, if any such products receive regulatory clearance or approval for commercial sale; and

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acquire companies and in-license products or intellectual property.

We believe that the net proceeds from this offering, together with our existing cash balances and cash receipts generated from sales of our products, will be sufficient to meet our anticipated cash requirements for at least the next 12 months. However, we may need additional funding sooner than expected and our business and future funding requirements can change unpredictably due to a variety of factors, which could affect our funding needs or cash flows from operations. We may be unable to raise additional funds in a timely manner or on terms that are acceptable to us. If we do not have, or are not able to obtain, sufficient funds, we may have to delay the further development or commercialization of our products for one or more indications. We also may have to reduce marketing, customer support or other resources devoted to our products.

Our results of operations and liquidity needs could be materially and adversely affected by market fluctuations and economic downturn.

Our results of operations and liquidity could be materially and adversely affected by economic conditions generally, both in the United States and elsewhere around the world. Domestic and international equity and debt markets have experienced and may continue to experience heightened volatility and turmoil based on domestic and international economic policies, conditions and concerns. In the event the markets continue to remain volatile, including as a result of the current COVID-19 pandemic, our results of operations and liquidity could be adversely affected by those factors in many ways, including making it more difficult for us to raise funds if necessary, and our stock price may decline. In addition, we maintain significant amounts of cash and cash equivalents at one or more financial institutions, some of which may not be federally insured. If economic instability were to occur, we cannot be certain that we will not experience losses on these cash and cash equivalents.

Our quarterly operating results may fluctuate significantly, which may cause the price of our stock to fluctuate.

Due in part to the unpredictability of the occurrence of traumatic wounds, which in turn causes some unpredictability in our acute wound management business, our operating results have varied from

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quarter to quarter and may vary significantly from quarter to quarter in the future. Quarterly fluctuations may also result from factors such as:

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changes in the complex wound management and soft tissue surgical repair markets that we currently serve or our rate of penetration within such markets;

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our ability to achieve our growth strategies, including increased penetration of existing acute care customer accounts and the establishment of new customer accounts;

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the continued impact of the COVID-19 pandemic on our business operations;

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our ability to develop and commercialize our products for additional applications and the timing and costs thereof, including with respect to obtaining coverage by third-party payors, and our ability to develop new products;

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changes in the reimbursement rates for our products by government and private insurers;

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changes in our operating, manufacturing or selling costs;

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changes in the pricing of our products or those of our competitors;

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our ability to retain and attract additional management, sales and other key revenue-generating personnel;

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our ability to enter into and maintain profitable international distribution arrangements;

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disruptions in the supply or manufacture of our products;

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product defects or a recall of one of more of our products by us or the FDA due to noncompliance with FDA requirements;

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our ability to protect and enforce our intellectual property rights;

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our ability to accurately report our financial results in a timely manner;

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changes or enactment of new laws or regulations promulgated by federal, state, local or foreign governments;

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our ability to obtain additional capital that may be necessary to maintain and expand our business;

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imposition of sanctions by any governmental body due to non-compliance with laws and regulations; and

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general economic conditions in the United States and abroad, as well as economic conditions specific to the health care industry.

As a result of these factors, we may not be able to accurately forecast our revenues or operating results, and our quarterly operating results may vary significantly in the future. This quarterly variation means that period-to-period comparisons of results of operations may not necessarily be meaningful and, as a result, such comparisons should not be relied upon as indications of future performance. Furthermore, any quarterly fluctuations in our operating results may, in turn, cause the price of our stock to fluctuate substantially.

Changes in tax law could adversely affect our business and could differ materially from the financial statements provided herein.

The rules dealing with U.S. federal, state and local income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the U.S. Treasury

Risk factors

Department. Changes to tax laws (which changes may have retroactive application) could adversely affect us or holders of our common stock. In recent years, many such changes have been made and changes are likely to continue to occur in the future. Future changes in tax laws could have a material adverse effect on our business, cash flow, financial condition or results of operations. We urge investors to consult with their legal and tax advisers regarding the implication of potential changes in tax laws on an investment in our common stock.

Our ability to use net operating loss carryforwards and certain other tax attributes to reduce future tax payments may be subject to limitations.

Our U.S. federal net operating loss carryforwards generated in taxable years beginning before January 1, 2018 may be carried forward to offset future taxable income, if any, until such net operating loss carryforwards expire. Under the Tax Act, as modified by the CARES Act, U.S. federal net operating losses incurred in taxable years beginning after December 31, 2017 may be carried forward indefinitely, but the deductibility of such U.S. federal net operating losses in taxable years beginning after December 31, 2020, is limited to 80% of taxable income. It is uncertain if and to what extent various states will conform to the Tax Act or the CARES Act.

In addition, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, if a corporation undergoes an "ownership change" (generally defined as a greater than 50 percentage point change (by value) in its equity ownership over a three-year period), the corporation's ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes (such as research tax credits) to offset its post-change income may be limited. It is possible that we have experienced one or more ownership changes in the past, and we may experience ownership changes in the future as a result of subsequent shifts in our stock ownership. We may therefore be limited in the portion of net operating loss carryforwards and other applicable tax attributes that we can use in the future to offset taxable income for U.S. federal income tax purposes. In addition, at the state level, there may be periods during which the use of net operating losses is suspended or otherwise limited, which could accelerate or permanently increase state taxes owed.

RISKS RELATED TO OUR OPERATIONS

Significant disruptions of information technology systems or breaches of information security could adversely affect our business, results of operations and financial condition.

We rely to a large extent upon sophisticated information technology systems to operate our business. In the ordinary course of business, we collect, store and transmit large amounts of confidential information (including but not limited to, personal information and intellectual property). We also have outsourced significant elements of our operations to third parties, including significant elements of our information technology infrastructure and, as a result, we are managing many independent vendor relationships with third parties who may or could have access to our confidential information. The size and complexity of our information security systems, and those of our third-party vendors with whom we contract (and the large amounts of confidential information that is present on them), make such systems potentially vulnerable to service interruptions or to security breaches from inadvertent or intentional actions by our employees or vendors, or from malicious attacks by third parties. Such attacks are of ever-increasing levels of sophistication and are made by groups and individuals with a wide range of motives (including, but not limited to, industrial espionage and market manipulation) and expertise. While we have invested significantly in the protection of data and information technology, there can be no assurance that our efforts will prevent service interruptions or security breaches. Although we have cyber-insurance coverage that may cover certain events described

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above, this insurance is subject to deductibles and coverage limitations and we may not be able to maintain this insurance. Also, it is possible that claims could exceed the limits of our coverage. Any interruption or breach in our systems could adversely affect our business operations and/or result in the loss of critical or sensitive confidential information or intellectual property, and could result in financial, legal, business and reputational harm to us or allow third parties to gain material, inside information that they use to trade in our securities.

Our future success depends on our ability to retain key employees and our ability to attract, retain and motivate qualified personnel.

Our success depends, in part, upon key managerial, manufacturing, scientific, sales and technical personnel, as well as our ability to continue to attract and retain additional highly qualified personnel. We compete for such personnel with other companies, academic institutions, governmental entities and other organizations, some of which have greater financial resources than we do to recruit and retain personnel. We cannot be certain that we will be successful in retaining our current personnel or in hiring or retaining qualified personnel in the future. Recruiting and retaining qualified employees, including sales and scientific personnel, will be critical to our success. Our failure to retain key employees or to attract, retain or motivate qualified personnel may impede the progress of our commercialization, research and development objectives. Further, any inability on our part to enforce non-compete arrangements related to key personnel who have left our company or may leave our company in the future could have a material adverse effect on our business.

Our business could be adversely affected if there are disputes among members of our board and stockholders.

In 2015, one of our stockholders—and now a current director—acted to remove the then board of directors by means of a written stockholder consent. The action led to a lawsuit that ultimately confirmed the effectiveness of the consent, resulting in the replacement of the incumbent directors with the director slate elected by the stockholders. All legal proceedings related to this matter were resolved in 2016 and, in 2019, two of the removed directors were reappointed to our board. Although we believe the current relationships among our directors are good, we cannot guarantee that there will not be future disputes among stockholders or members of our board. If such a dispute were to occur, it could adversely affect the functioning of our board of directors, lead to management distraction and interfere with our operations, any of which could materially harm our business.

Our officers, employees, independent contractors, principal investigators, consultants and commercial partners may engage in misconduct or activities that are improper under other laws and regulations, which would create liability for us.

We are exposed to the risk that our officers, employees, independent contractors (including contract research organizations, or CROs), consultants, suppliers and third party distributors may engage in fraudulent conduct or other illegal activity. Misconduct by these parties could include intentional, reckless and/or negligent conduct or disclosure of unauthorized activities to us that violate FDA regulations, including those laws requiring the reporting of true, complete and accurate information to the FDA, manufacturing standards, federal and state healthcare laws and regulations, and laws that require the true, complete and accurate reporting of financial information or data. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Misconduct by these parties could also involve the improper use of individually identifiable information, which could result in regulatory sanctions and serious harm to our reputation. While we have programs in place to

Risk factors

address this conduct, it is not always possible to identify and deter misconduct, and the precautions we take to detect and prevent this activity may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us, and we are not successful in defending ourselves or asserting our rights, those actions could have a significant impact on our business, including the imposition of significant civil, criminal, and administrative penalties, including without limitation, damages, fines, imprisonment, exclusion from participation in government healthcare programs, and the curtailment or restructuring of our operations.

Our efforts to acquire and integrate other companies or technologies could adversely affect our operations and financial results.

As part of our growth strategy, we may, among other things, selectively in-license or acquire complementary products and technologies. A successful acquisition depends on our ability to identify, negotiate, complete and integrate such acquisition and to obtain any necessary financing. The process of proposing, negotiating and implementing a license or acquisition of a product candidate or approved product is lengthy and complex. Other companies, including some with substantially greater financial, marketing, sales and other resources, may compete with us for the license or acquisition of product candidates and approved products. With respect to any such future acquisitions, we may experience:

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difficulties in integrating any acquired companies, personnel and products into our existing business;

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exposure to unknown liabilities;

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delays in realizing the benefits of the acquired company or products;

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diversion of our management's time and attention as well as our capital resources from other business concerns;

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challenges due to limited or no direct prior experience in new markets or countries we may enter;

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impairment of relationships with key suppliers or customers of any acquired businesses due to changes in management and ownership;

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higher costs of integration than we anticipated; or

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difficulties in retaining key employees of the acquired business.

In addition, any future acquisitions could materially impair our operating results by causing us to make significant expenditures or incur debt in an effort to fund such acquisitions.

The estimates of market opportunity and forecasts of market growth included in this prospectus may prove to be inaccurate, and even if the markets in which we compete are as large as we estimate or achieve their forecasted growth, our business could fail to grow at similar rates, if at all.

Market opportunity estimates and growth forecasts included in this prospectus, including those we have generated ourselves, are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The variables that go into the calculation of our market opportunity are subject to change over time, and there is no guarantee that any particular number or percentage of customers covered by our market opportunity estimates will purchase our products at all or generate any particular level of revenue for us. Any expansion in our market depends on a number

Risk factors

of factors, including the cost and perceived value associated with our products and those of our competitors. Even if the markets in which we compete meet the size estimates and growth forecast in this prospectus, our business could fail to grow at similar rates, if at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the forecasts of market size and growth included in this prospectus should not be taken as indicative of our future growth.

We rely on third parties to conduct our research studies and they may not perform as contractually required or expected.

We rely on third parties, such as medical institutions, clinical investigators and contract laboratories to conduct our clinical research and studies. We and our third party collaborators are required to comply with all applicable regulations governing clinical research, including good clinical practice, or GCP, regulations. The FDA and similar foreign authorities enforce these regulations through periodic inspections of trial sponsors, principal investigators, and trial sites. If we or our third party collaborators fail to comply with GCP regulations, our studies may be delayed or the data generated in our studies may be deemed unreliable and the FDA may require us to perform additional studies before granting us authorization to market, if at all. We cannot be certain that, upon inspection, the FDA and similar foreign regulatory authorities will determine that any of our studies comply or complied with applicable regulations, including GCPs. In addition, our studies must be conducted with product manufactured in accordance with the QSR, and the FDA may also require a large number of test subjects. Our failure or the failure of our third party contractors, to comply with the applicable regulations may require us to repeat studies, which could delay or prevent us from obtaining clearance. Furthermore, our third-party collaborators may be delayed in conducting our studies for reasons outside of their control. For example, as a result of the current COVID-19 pandemic, many studies and clinical trials, including those involving our products, have been temporarily suspended.

If these third parties do not successfully carry out their contractual duties or regulatory obligations or meet expected deadlines, if these third parties need to be replaced, or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our non-clinical development activities or clinical studies may be extended, delayed, suspended or terminated, and we may not be able to obtain regulatory clearance for, or successfully commercialize, our products for additional indications on a timely basis, if at all, and our business, results of operations, financial condition and growth prospects may be adversely affected.

RISKS RELATED TO OUR INTELLECTUAL PROPERTY

Our core patents with claims directed to our currently marketed products will soon expire and our remaining patents and other intellectual property rights may not adequately protect our products.

Our ability to compete effectively will depend, in part, on our ability to maintain the proprietary nature of our technology and manufacturing processes. We attempt to protect our intellectual property rights in our technology platform and products through a combination of patent, trademark, copyright and trade secret laws. These legal means, however, afford only limited protection and may not adequately protect our rights. In addition, the laws of some of the countries in which our products are or may be sold may not protect our intellectual property to the same extent as U.S. laws or at all. In particular, the laws of certain countries in which we intend to expand, may provide means to permit the disclosure of our technology to companies of government agencies of such countries. We also may be unable to protect our rights in trade secrets and unpatented proprietary technology in these

Risk factors

countries. Our failure to obtain or maintain adequate protection of our intellectual property rights for any reason could have a material adverse effect on our business, results of operations and financial condition. We rely on trade secrets, including proprietary know-how and other unpatented technology, which are difficult to protect. Although we seek such protection in part by entering into confidentiality agreements with our vendors, employees, consultants and others who may have access to proprietary information, we cannot be certain that these agreements will not be breached, that adequate remedies for any breach would be available, or that our trade secrets will not otherwise become known to or be independently developed by our competitors.

In addition to trade secret protection, we also rely on patents to protect our products. However, the core U.S. and foreign patents with claims directed to our currently marketed products will expire between October 2020 and January 2021. After these patents expire, we will be unable to prevent competitors from designing, marketing or commercializing products similar to ours, which could have an adverse effect on our revenues, sales, pricing and profitability. The patents we own may not be of sufficient scope or strength to provide us with any meaningful protection or commercial advantage, and competitors may be able to design around our patents to develop products that provide outcomes that are similar to ours. In addition, a third party may bring a proceeding before the U.S. Patent and Trademark Office, or USPTO, or equivalent foreign agency attempting to significantly narrow the claims in our issued patents, or even to invalidate any of our patents in their entirety. These proceedings could result in adverse decisions as to the ownership or priority of our inventions and the narrowing or invalidation of any or all of the claims in our issued patents.

Further, while we generally apply for patents in those countries where we expect to have material sales of our patented products, we may not accurately predict all of the countries where patent protection will ultimately be desirable. If we fail to timely file a patent application in any such country, we may be precluded from doing so at a later date. Furthermore, we cannot assure you that any of our patent applications will be approved.

We rely on our trademarks, trade names, and brand names to distinguish our products from the products of our competitors, and have registered or applied to register many of these trademarks. We cannot assure you that our trademark applications will be approved. Third parties may also oppose our trademark applications, or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition, and could require us to devote resources to the advertising and marketing of new brands.

If we are unsuccessful in protecting our intellectual property rights, sales of our products may suffer and our ability to generate revenue could be severely impacted.

Legal proceedings to assert our intellectual property rights could be costly and could impair our operations.

In the event that a third party infringes upon or challenges our patents or other intellectual property rights, enforcing these rights may be costly, difficult and time-consuming. If we are unsuccessful in enforcing and protecting our intellectual property rights and protecting our products, it could harm our business, results of operations and financial condition. Even if successful, litigation to enforce our intellectual property rights or to defend our intellectual property rights against challenge could be expensive and time-consuming and could divert our management's attention from our primary business. We may not have sufficient resources to enforce our intellectual property rights or to defend our patents or other intellectual property rights against a challenge. The patents covering our UBM technology platform have in the past been the subject of reexamination and interference proceedings

Risk factors

before the USPTO, as well as patent infringement litigation. While we are pleased with the outcome of these prior proceedings, we cannot assure you that we will be successful enforcing and protecting our intellectual property rights in the future.

We may be sued by third parties for alleged infringement of their proprietary rights, which could be costly, time-consuming and limit our ability to use certain technologies in the future.

We may be subject to claims that our technologies infringe upon the intellectual property or other proprietary rights of third parties. Any claims, even those without merit, could be time-consuming and expensive, and could divert our management's attention away from the execution of our business plan. Moreover, any settlement or adverse judgment resulting from the claim could require us to pay substantial amounts or obtain a license to continue to use the technology that is the subject of the claim, or otherwise restrict or prohibit our use of the technology. There can be no assurance that we would be able to obtain a license from the third party asserting the claim on commercially reasonable terms, if at all, that we would be able to develop alternative technology on a timely basis, if at all, or that we would be able to obtain a license to use a suitable alternative technology to permit us to continue offering, and our customers to continue using, our affected product.

We generally indemnify our retail and distribution partners with respect to third party intellectual property infringement claims relating to our products. These claims may require us to initiate or defend protracted and costly litigation on behalf of our retail and distribution partners regardless of the merits. An adverse determination could force us to pay damages on behalf of our retail and distribution partners or obtain licenses on their behalf. If we cannot obtain such licenses on commercially reasonable terms, our retail and distribution partners may be forced to stop selling and distributing our products. Thus, infringement claims asserted against us or our vendors may have a material adverse effect on our business, results of operations or financial condition.

Changes in U.S. patent law could diminish the value of patents in general, thereby impairing our ability to protect our products.

Success in the healthcare industry is often dependent on intellectual property, for example, patents. Obtaining and enforcing patents in the healthcare industry involve both technological and legal complexity, and therefore obtaining and enforcing healthcare patents is costly, time-consuming and inherently uncertain.

Moreover, U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to increasing uncertainty regarding our ability to obtain patents in the future, this combination of events has created uncertainty regarding the value of any patents we do obtain. Depending on decisions by the U.S. Congress, the federal courts, and the U.S. Patent and Trademark Office, the laws and regulations governing patents could change in unpredictable ways that could weaken our ability to obtain new patents or to enforce any current or future patents that we may own or license.

RISKS RELATED TO THIS OFFERING AND OUR COMMON STOCK

There has been no public market for our common stock prior to this offering, and an active market in the shares may not develop or be liquid enough for investors to resell our common stock quickly or at the market price.

Prior to this offering, there has been no public market for our common stock. We cannot predict the extent to which an active market for our common stock will develop or be sustained after this

Risk factors

offering, or how the development of such a market might affect the market price for our common stock. The initial public offering price of our common stock in this offering will be agreed upon between us and the underwriters based on a number of factors, including market conditions in effect at the time of the offering, which may not be indicative of the price at which our shares will trade following completion of the offering. If an active market for our common stock does not develop or is not sustained, it may be difficult for you to sell shares you purchased in this offering at an attractive price or at all.

The price of our common stock is likely to be volatile and may fluctuate due to factors beyond our control.

The market price of our common stock may be highly volatile and may fluctuate or decline substantially as a result of a variety of factors, some of which are beyond our control, including:

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actual or anticipated fluctuations in our financial condition or results of operations;

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variance in our financial performance from expectations of securities analysts;

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changes in our projected operating and financial results;

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announcements by us or our competitors of significant business developments, acquisitions, or new offerings;

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announcements or concerns regarding real or perceived safety or efficacy issues with our products or similar products of our competitors;

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adoption of new regulations applicable to our industry or the expectations concerning future regulatory developments;

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volatility and changes in the healthcare industry, particularly in response to the ongoing COVID-19 pandemic;

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our involvement in litigation;

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future sales of our common stock by us or our stockholders, as well as the anticipation of lock-up releases;

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changes in senior management or key personnel;

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the trading volume of our common stock;

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changes in the anticipated future size and growth rate of our market; and

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general economic and market conditions.

Broad market and industry fluctuations, as well as general economic, political, regulatory, and market conditions, may also negatively impact the market price of our common stock.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, the price of our common stock and our trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by equity research analysts. If no or too few securities or industry analysts commence coverage of us, the trading price for our common stock would likely be negatively affected. In the event securities or industry analysts initiate coverage, if one or more of the analysts

Risk factors

who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, the price of our common stock would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our common stock could decrease, which might cause the price of our common stock and trading volume to decline.

We will incur increased costs as a result of operating as a public company, and our management and board of directors will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of the stock exchange on which our common stock is listed, and other applicable securities rules and regulations impose various requirements on public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management, board of directors and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified members of our management and board of directors. However, these rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

Future sales of our common stock in the public market could cause our share price to fall.

Sales of a substantial number of shares of our common stock in the public market after this offering, or the perception that these sales might occur, could depress the market price of our common stock and could impair our ability to raise capital through the sale of additional equity securities. Upon the closing of this offering, we will have              shares of common stock outstanding.

All of the shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act except for any shares held by our affiliates as defined in Rule 144 under the Securities Act. A total of shares             of common stock outstanding immediately after this offering, or         %, will be restricted as a result of securities laws, lock-up agreements or other contractual restrictions that restrict transfers for 180 days after the date of this prospectus.

UBS Securities LLC may, in its sole discretion, release all or some portion of the shares subject to lock-up agreements with the underwriters prior to expiration of the lock-up period. See "Shares eligible for future sale."

The holders of             shares of common stock outstanding after this offering, or         % of outstanding shares immediately after giving effect to this offering, will be entitled to rights with respect to registration of such shares under the Securities Act pursuant to an investor rights agreement between such holders and us. See "Description of capital stock—Registration rights." If such holders, by exercising their registration rights, sell a large number of shares, the market price for our common stock could be harmed. If we file a registration statement for the purpose of selling additional shares to raise capital and are required to include shares held by these holders pursuant to the exercise of

Risk factors

their registration rights, our ability to raise capital may be impaired. We intend to file a registration statement on Form S-8 under the Securities Act to register shares for issuance under our equity incentive plans, including our 2002 Plan, 2011 Plan, 2020 Plan and ESPP, and shares issuable upon exercise of options granted outside of our equity incentive plans. Each of the 2020 Plan and ESPP provides for automatic increases in the shares reserved for issuance under the plan which could result in additional dilution to our stockholders. Once we register these shares, they can be freely sold in the public market upon issuance and vesting, subject to any lock-up restrictions of the holder.

Because we do not expect to pay dividends on our common stock in the foreseeable future, capital appreciation, if any, would be your sole source of gain.

We have never declared or paid any dividends on our common stock. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. The decision to pay future dividends to stockholders will be at the discretion of our board of directors after taking into account various factors including our business prospects, cash requirements, financial performance and new product development. Accordingly, investors cannot rely on dividend income from our common stock and any returns on an investment in our common stock will likely depend entirely upon any future appreciation in the price of our common stock.

If you purchase common stock in this offering, you will suffer immediate dilution of your investment.

The assumed initial public offering price of our common stock is substantially higher than the pro forma as adjusted net tangible book value per share. Therefore, if you purchase common stock in this offering, you will pay a price per share that substantially exceeds the book value of our tangible assets, after subtracting our liabilities, after this offering. Based on the assumed initial public offering price of $             per share, which is the midpoint of the range set forth on the cover page of this prospectus, you will experience immediate dilution of $             per share, representing the difference between our pro forma as adjusted net tangible book value per share after giving effect to this offering and the assumed initial public offering price. In addition, purchasers of common stock in this offering will have contributed approximately             % of the aggregate price paid by all purchasers of our common stock but will own only approximately             % of our common stock outstanding after this offering. To the extent options are exercised, you will incur further dilution. See "Dilution."

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or increase the value of our common stock. We intend to use the net proceeds from this offering to increase awareness of our technology and products, fund research, including clinical trials and post-market studies, grow our sales force, upgrade our Lafayette, Indiana facility, expand our international sales opportunity, expand and enhance our product portfolio and for working capital and general corporate purposes. The failure by our management to apply these funds effectively could result in financial losses that could have an adverse effect on our business, cause the price of our common stock to decline and delay the development of our product candidates. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

Risk factors

We are an "emerging growth company," and we cannot be certain if the reduced reporting requirements applicable to "emerging growth companies" will make our common stock less attractive to investors.

We are an "emerging growth company," as defined in the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies," including the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, or Section 404, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Pursuant to Section 107 of the JOBS Act, as an emerging growth company, we have elected to use the extended transition period for complying with new or revised accounting standards until those standards would otherwise apply to private companies. As a result, our financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies, which may make our common stock less attractive to investors. In addition, if we cease to be an emerging growth company, we will no longer be able to use the extended transition period for complying with new or revised accounting standards.

We will remain an emerging growth company until the earliest of: (1) the last day of the fiscal year following the fifth anniversary of this offering; (2) the last day of the first fiscal year in which our annual gross revenue is $1.07 billion or more; (3) the date on which we have, during the previous rolling three-year period, issued more than $1 billion in non-convertible debt securities; and (4) the last day of the fiscal year in which the market value of our common stock held by non-affiliates exceeded $700 million as of June 30 of such fiscal year.

We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. For example, if we do not adopt a new or revised accounting standard, our future results of operations may not be as comparable to the results of operations of certain other companies in our industry that adopted such standards. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, and our stock price may be more volatile.

If we fail to maintain an effective system of internal control over financial reporting, we may not be able to accurately report our financial results or prevent fraud. As a result, stockholders could lose confidence in our financial and other public reporting, which would harm our business and the trading price of our common stock.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation could cause us to fail to meet our reporting obligations. In addition, any testing by us conducted in connection with Section 404, or any subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses or that may require prospective or retroactive changes to our financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our common stock.

We will be required to disclose changes made in our internal controls and procedures on a quarterly basis and our management will be required to assess the effectiveness of these controls annually.

Risk factors

However, for as long as we are an "emerging growth company" under the JOBS Act, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404. We could be an "emerging growth company" for up to five years. An independent assessment of the effectiveness of our internal controls could detect problems that our management's assessment might not. Undetected material weaknesses in our internal controls could lead to financial statement restatements and require us to incur the expense of remediation.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our company more difficult, limit attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.

Provisions in our amended and restated certificate of incorporation and amended and restated bylaws, as they will be in effect upon the completion of this offering, and provisions of Delaware law, may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated certificate of incorporation and amended and restated bylaws will include provisions that:

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authorize our board of directors to issue, without further action by the stockholders, shares of undesignated preferred stock with terms, rights, and preferences determined by our board of directors that may be senior to our common stock;

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require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

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specify that special meetings of our stockholders can be called only by our board of directors, the chairperson of our board of directors, or our chief executive officer;

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establish an advance notice procedure for stockholder proposals to be brought before an annual meeting, including proposed nominations of persons for election to our board of directors;

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establish that our board of directors is divided into three classes, with each class serving three-year staggered terms;

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prohibit cumulative voting in the election of directors;

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provide that our directors may be removed for cause only upon the vote of at least 66 2/3% of our outstanding shares of voting stock; and

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provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum.

These provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which generally, subject to certain exceptions, prohibits a Delaware corporation from engaging in any of a broad range of business combinations with any "interested" stockholder for a period of three years following the date on which the stockholder became an "interested" stockholder.

Risk factors

Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware and, to the extent enforceable, the federal district courts of the United States of America as the exclusive forums for substantially all disputes between us and our stockholders, which will restrict our stockholders' ability to choose the judicial forum for disputes with us or our directors, officers, or employees.

Our amended and restated certificate of incorporation, as will be in effect upon the completion of this offering, will provide that the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) is the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: any derivative action or proceeding brought on our behalf; any action asserting a breach of a fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation, or our amended and restated bylaws; or any action asserting a claim against us that is governed by the internal affairs doctrine. The provisions would not apply to suits brought to enforce a duty or liability created by the Securities Act or the Exchange Act. In addition, our amended and restated certificate of incorporation will provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, subject to and contingent upon a final adjudication in the State of Delaware of the enforceability of such exclusive forum provision.

These choice of forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees. If a court were to find either choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our amended and restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.

Special note regarding forward-looking statements

This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations or financial condition, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as "anticipate," "believe," "contemplate," "continue," "could," "estimate," "expect," "intend," "may," "plan," "potential," "predict," "project," "should," "will" or "would" or the negative of these words or other similar terms or expressions. These forward-looking statements include, but are not limited to, statements concerning the following:

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our expected use of the net proceeds from this offering;

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our estimates regarding expenses, revenues and capital requirements, including our estimates regarding revenue for the three months ended June 30, 2020;

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our ability to obtain and maintain regulatory clearance or approval of our current or future products for any indication, and the labeling under any clearance or approval we may obtain;

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regulatory developments in the United States and foreign countries;

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our expectations regarding future impacts of the COVID-19 pandemic on our business operations and financial condition;

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our plans to further develop and commercialize our products for additional applications;

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our plans to conduct and fund research, including clinical trials and post-market studies, to provide additional data with respect to our products and UBM technology;

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the availability of adequate third-party reimbursement for our products;

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our ability to expand and enhance the effectiveness of our U.S. commercial organization to achieve greater market adoption of our products, including through further penetrating existing acute care customer accounts, growing our acute care customer base and selectively expanding the sale of our products into non-acute care facilities;

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our ability to expand our international sales opportunity;

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our ability to expand and enhance our product portfolio;

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our ability to maintain adequate supply of raw materials for our products and our manufacturing and distribution capabilities;

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the size and growth of the potential markets for our products and our ability to serve those markets;

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our ability to increase awareness of our products in the markets in which we compete and establish and grow market acceptance of our products for any indication;

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the success of competing products that are or become available;

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our ability to obtain additional financing if needed; and

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our ability to obtain and maintain intellectual property protection for our proprietary assets.

You should not rely on forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition

Special note regarding forward-looking statements

and operating results. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section titled "Risk factors" and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.

In addition, statements that "we believe" and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this prospectus. And while we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements.

The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.

Market, industry and other data

This prospectus contains estimates, projections and other information concerning our industry, our business and the markets for our products. Some market data and statistical information contained in this prospectus are also based on management's estimates and calculations, which are derived from our review and interpretation of independent sources, our internal research and our knowledge of our markets. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to these estimates. In addition, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in the sections titled "Risk factors" and "Special note regarding forward-looking statements." These and other factors could cause results to differ materially from those expressed in the projections and estimates made by independent third parties and us.

Unless otherwise expressly stated, we obtained industry, business, market and other data from our own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources. Some of the estimates, projections and other industry information in this prospectus was obtained from BioMedGPS, provider of SmartTRAK Business Intelligence Solutions.

In some cases, we do not expressly refer to the sources from which this data is derived. In that regard, when we refer to one or more sources of this type of data in any paragraph, you should assume that other data of this type appearing in the same paragraph is derived from the same sources, unless otherwise expressly stated or the context otherwise requires.

Use of proceeds

We estimate that we will receive net proceeds from this offering of approximately $              million based on an assumed initial public offering price of $             per share of common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of common stock in this offering by the selling stockholders in the event that the underwriters exercise their option to purchase additional shares.

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share of common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $              million, assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 shares in the number of shares of common stock offered by us would increase (decrease) the net proceeds to us from this offering by approximately $              million, assuming the assumed initial public offering price of $             per share of common stock remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, to create a public market for our common stock and to facilitate our future access to the capital markets. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds we receive from this offering. However, we currently intend to use the net proceeds we receive from this offering as follows:

➤
approximately $           million to increase awareness of our differentiated technology, products and brand in the markets in which we compete;

➤
approximately $           million to fund research, including clinical trials and post-market studies, for our products;

➤
approximately $           million to grow our sales force and continue to invest in training to further enhance the experience and skills of our sales and marketing personnel;

➤
approximately $           million to invest in upgrades to our Lafayette, Indiana facility;

➤
approximately $           million to expand our international sales opportunity;

➤
approximately $           million to expand and enhance our product portfolio; and

➤
the remainder for working capital and general corporate purposes.

We may also use a portion of the net proceeds we receive from this offering to acquire complementary businesses, products, services or technologies. However, we do not have agreements or commitments to enter into any acquisitions at this time.

We will have broad discretion over how to use the net proceeds we receive from this offering. We intend to invest the net proceeds we receive from this offering that are not used as described above in investment-grade, interest-bearing instruments.

Dividend policy

We have never declared or paid any dividends on our common stock. We currently intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business, and we do not anticipate declaring or paying any cash dividends in the foreseeable future. In addition, our loan and security agreement with Silicon Valley Bank contains restrictive covenants that prohibit us, subject to certain exceptions, from paying dividends on our common stock, and future debt securities or other financing arrangements could contain similar or more restrictive negative covenants. Any future determination regarding the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions (including in our then-existing debt arrangements), capital requirements, business prospects and other factors our board of directors may deem relevant.

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2020:

➤
on an actual basis;

➤
on a pro forma basis, giving effect to the automatic conversion of all outstanding shares of convertible preferred stock into an aggregate of 36,458,156 shares of common stock, which will occur immediately prior to the completion of this offering; and

➤
on a pro forma as adjusted basis, giving effect to (1) the pro forma adjustments described above and (2) our receipt of estimated net proceeds of $           million from the sale of shares of common stock that we are offering at an assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The information below is illustrative only and our capitalization following this offering will be based on the actual initial public offering price and other terms of this offering determined at pricing. Cash and cash equivalents are not components of our total capitalization. You should read this table together with the section titled "Management's discussion and analysis of financial condition and results of operations" and our financial statements and related notes included elsewhere in this prospectus.

Capitalization

	As of March 31, 2020

	Actual	Pro forma	Pro forma as adjusted

	(in thousands except share and per share amounts)
Cash and cash equivalents	$4,559	$	$

Stockholders' equity:
Series A convertible preferred stock, $0.001 par value, 2,000,000 shares authorized, 891,000 shares issued and outstanding with a liquidation preference of $1,337, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	1
Series B convertible preferred stock, $0.001 par value, 2,000,000 shares authorized, 1,915,149 shares issued and outstanding with a liquidation preference of $6,263, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	2
Series C convertible preferred stock, $0.001 par value, 30,000,000 shares authorized, 23,393,691 shares issued and outstanding with a liquidation preference of $9,357, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	23
Series D convertible preferred stock, $0.001 par value, 10,000,000 shares authorized, 6,428,545 shares issued and outstanding with a liquidation preference of $9,000, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	6
Common stock, $0.001 par value, 65,000,000 authorized, 13,615,041 shares issued and outstanding, actual; 100,000,000 shares authorized, shares issued and outstanding, pro forma; 100,000,000 shares authorized, shares issued and outstanding, pro forma as adjusted	14
Preferred stock, $0.001 par value, no shares authorized, issued and outstanding, actual; 5,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—
Additional paid-in capital	42,706
Accumulated deficit	(26,089)

Total stockholders' equity	16,664

Total capitalization	$16,664	$	$

A $1.00 increase (decrease) in the assumed initial public offering price of $             per share of common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) each of our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders' equity and total capitalization by approximately $              million, assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1,000,000 shares in the number of shares of common stock offered by us would increase (decrease)

Capitalization

each of our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders' equity and total capitalization by approximately $              million, assuming the assumed initial public offering price of $             per share of common stock remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expense payable by us.

The information in the table above excludes:

➤
7,389,684 shares of common stock issuable on the exercise of outstanding stock options as of March 31, 2020 under our 2002 Stock Option and Incentive Plan, or 2002 Plan, our 2011 Stock Option and Grant Plan, or 2011 Plan, and granted outside of our equity incentive plans, with a weighted average exercise price of $1.81 per share;

➤
6,250 shares of common stock issuable on the exercise of a common stock warrant at an exercise price of $0.40 per share, which will expire upon the earlier of August 24, 2020 or the completion of this offering;

➤
           shares of common stock reserved for future issuance under our 2020 Plan, which will become effective immediately prior to the execution of the underwriting agreement related to this offering, as well as any future increases, including annual automatic evergreen increases, in the number of shares of common stock reserved for issuance thereunder, and any shares underlying outstanding stock awards granted under our 2002 Plan and 2011 Plan that expire or are repurchased, forfeited, cancelled or withheld, as more fully described in the section titled "Executive compensation—Equity Incentive Plans"; and

➤
           shares of common stock reserved for issuance under our ESPP, which will become effective immediately prior to the execution of the underwriting agreement related to this offering, as well as any future increases, including annual automatic evergreen increases, in the number of shares of common stock reserved for future issuance thereunder.

Dilution

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between the initial public offering price per share of common stock and the pro forma as adjusted net tangible book value per share immediately after this offering.

Our pro forma net tangible book value as of March 31, 2020 was $16.7 million, or $0.33 per share of common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of our shares of common stock outstanding as of March 31, 2020, after giving effect to the automatic conversion of all outstanding shares of convertible preferred stock into an aggregate of 36,458,156 shares of common stock, which will occur immediately prior to the completion of this offering.

After giving effect to the sale by us of                      shares of common stock in this offering at an assumed initial public offering price of $             per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2020 would have been $              million, or $             per share. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $             per share to our existing stockholders and an immediate dilution of $             per share to new investors purchasing common stock in this offering. We determine dilution by subtracting the pro forma as adjusted net tangible book value per share after this offering from the initial public offering price per share paid by investors purchasing common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of March 31, 2020	$1.23
Decrease per share attributable to the pro forma adjustments described above	(.90)

Pro forma net tangible book value per share as of March 31, 2020	0.33
Increase in pro forma as adjusted net tangible book value per share attributable to new investors purchasing shares in this offering

Pro forma as adjusted net tangible book value per share after giving effect to this offering

Dilution per share to new investors in this offering		$

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. A $1.00 increase (decrease) in the assumed initial public offering price of $             per share of common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by $             per share and increase (decrease) the dilution to new investors by $             per share, in each case assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase of 1,000,000 shares in the number of shares of common stock offered by us would increase our pro forma as adjusted net tangible book value by approximately $             per share and decrease the dilution to new investors by approximately $             per share and a decrease of 1,000,000 shares in the number of shares of common stock offered by us would decrease our pro forma as adjusted net tangible book value by approximately $             per share and increase the dilution to new investors by approximately $             per share, in each case assuming the assumed

Dilution

initial public offering price of $             per share of common stock remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, as of March 31, 2020, on a pro forma as adjusted basis as described above, the number of shares of our common stock, the total consideration and the average price per share (1) paid to us by existing stockholders and (2) to be paid by new investors acquiring our common stock in this offering at an assumed initial public offering price of $             per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

				Total consideration
	Shares purchased
								Average price per share
	Number	Percent		Amount		Percent

Existing stockholders	46,243,425		%		$34,077,983		%		$0.74
New investors								$

Total		100.0%		$		100.0%

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors and total consideration paid by all stockholders by approximately $              million, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The table above assumes no exercise of the underwriters' option to purchase additional shares in this offering. If the underwriters' option to purchase additional shares is exercised in full, the number of shares of our common stock held by existing stockholders would be reduced to         % of the total number of shares of our common stock outstanding after this offering, and the number of shares of common stock held by new investors purchasing common stock in this offering would be increased to         % of the total number of shares of our common stock outstanding after this offering.

The foregoing tables and calculations exclude:

➤
7,389,684 shares of common stock issuable on the exercise of outstanding stock options as of March 31, 2020 under our 2002 Stock Option and Incentive Plan, or 2002 Plan, our 2011 Stock Option and Grant Plan, or 2011 Plan, and granted outside of our equity incentive plans, with a weighted average exercise price of $1.81 per share;

➤
6,250 shares of common stock issuable on the exercise of a common stock warrant at an exercise price of $0.40 per share, which will expire upon the earlier of August 24, 2020 or the completion of this offering;

➤
             shares of common stock reserved for future issuance under our 2020 Plan, which will become effective immediately prior to the execution of the underwriting agreement related to this offering, as well as any future increases, including annual automatic evergreen increases, in the number of shares of common stock reserved for issuance thereunder, and any shares underlying outstanding stock awards granted under our 2002 Plan and 2011 Plan that expire or are repurchased, forfeited, cancelled or withheld, as more fully described in the section titled "Executive compensation—Equity Incentive Plans"; and

Dilution

➤
             shares of common stock reserved for issuance under our ESPP, which will become effective immediately prior to the execution of the underwriting agreement related to this offering, as well as any future increases, including annual automatic evergreen increases, in the number of shares of common stock reserved for future issuance thereunder.

To the extent that stock options or warrants are exercised, new stock options are issued under our equity incentive plans, or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

Selected financial data

The selected statements of operations data for the fiscal years ended December 31, 2019 and 2018 and the selected balance sheet data as of December 31, 2018 and 2019 have been derived from our audited financial statements included elsewhere in this prospectus. The selected statements of operations data for the three months ended March 31, 2019 and 2020 and the selected balance sheet data as of March 31, 2019 and 2020 have been derived from our unaudited financial statements included elsewhere in this prospectus. You should read the financial data set forth below in conjunction with our financial statements and the accompanying notes and the information in the section titled "Management's discussion and analysis of financial condition and results of operations" included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected for any period in the future.

	Year ended December 31,		Three months ended March 31,
Statements of operations data:	2019	2018	2020	2019

	(in thousands, except share and per share data)
Revenue	$100,794	$89,221	$23,684	$24,151
Cost of goods sold	19,111	16,289	4,646	4,434

Gross profit	81,684	72,932	19,038	19,716

Operating expenses:
Selling, general and administrative	72,364	66,977	20,040	17,438
Research and development	7,944	9,020	1,739	2,288

Total operating expenses	80,307	75,997	21,779	19,725

Income (loss) from operations	1,376	(3,065)	(2,741)	(9)

Other income (expense):
Interest expense	(373)	(303)	(98)	(127)
Interest income	166	180	24	42
Other income	121	9	59	—

Total other expense	(87)	(115)	(15)	(85)

Income (loss) before income taxes	1,289	(3,180)	(2,756)	(94)
Income taxes benefit	160	49	85	160

Net income (loss)	$1,449	$(3,131)	$(2,671)	$66

Net income (loss) per common share, basic(1)	$0.03	$(0.28)	$(0.20)	$0.00

Net income (loss) per common share, diluted(1)	$0.03	$(0.28)	$(0.20)	$0.00

Weighted average number of common shares outstanding, basic(1)	13,359,018	11,348,675	13,604,556	13,199,102

Weighted average number of common shares outstanding, diluted(1)	16,671,790	11,348,675	13,604,556	16,766,384

Pro forma net income (loss) per common share, basic(1)
Pro forma net income (loss) per common share, diluted(1)
Pro forma weighted average number of common shares outstanding, basic(1)
Pro forma weighted average number of common shares outstanding, diluted(1)

(1)
See Note 2 to our financial statements appearing at the end of this prospectus for further details on the calculations of basic and diluted net income (loss) per common share. The pro forma numbers above also give effect to the                       shares of common stock sold by the Company in this offering and the issuance of 36,458,156 shares of

Selected financial data

  common stock issuable upon the automatic conversion of all outstanding shares of convertible preferred stock, which will occur immediately prior to the completion of this offering.

	As of December 31,		As of March 31, 2020
Balance sheet data:	2019	2018

	(in thousands)
Cash and cash equivalents	$6,961	$7,712	$4,559
Working capital(1)	19,515	18,315	16,205
Total assets	43,397	42,897	38,976
Legal settlement liability, including current portion(2)	12,825	15,000	12,325
Total liabilities	24,426	26,685	22,311
Convertible preferred stock	33	33	33
Additional paid-in capital	42,343	41,033	42,706
Accumulated deficit	(23,418)	(24,866)	(26,089)
Total stockholders' equity	18,971	16,212	16,664

(1)
Working capital is defined as current assets less current liabilities.

(2)
Represents payment obligations pursuant to settlement agreements with the U.S. federal government and certain states. See "Business—Legal proceedings" for more details regarding these settlement agreements.

Management's discussion and analysis of financial condition and results of operations

The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, those set forth in "Risk factors," "Special note regarding forward-looking statements" and other matters included elsewhere in this prospectus. The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the notes thereto included elsewhere in this prospectus, as well as the information presented under "Selected financial data."

OVERVIEW

We are a leading regenerative medicine company focused on the development, manufacture and sale of products primarily used in acute care settings as part of the treatment and management of moderate to severe wounds and reinforcement of soft tissue surgical defects. Our products utilize our proprietary porcine urinary bladder matrix platform technology, which is designed to enhance the body's ability to restore natural tissue and minimize scarring in the management of traumatic, surgical and chronic wounds, hernias and other conditions requiring the reinforcement of soft tissue. We believe we are at the forefront of advancing the global standard of care for wounds and soft tissue surgical defects by providing solutions that are designed to significantly improve patient outcomes while lowering the overall cost of care.

We market MicroMatrix, a particulate formulation, and Cytal Wound Matrix products, in sheet formulations, for the management of acute, surgical, chronic and tunneling wounds and partial thickness burns. We also market Gentrix Surgical Matrix products, in sheet formulations, for reinforcement of soft tissue in certain surgical applications, such as for hernia repair. We manufacture our products using our proprietary know-how, trade secrets and patented technology. Since our commercial launch in 2009, we have sold over 500,000 of our urinary bladder matrix, or UBM, products. We recorded $100.8 million and $89.2 million in revenue for the years ended December 31, 2019 and 2018, respectively, and net income of $1.4 million for the year ended December 31, 2019 and net loss of $3.1 million for the year ended December 31, 2018. We generated revenue of $23.7 million and net loss of $2.7 million for the three months ended March 31, 2020, compared to revenue of $24.2 million and net income of $0.1 million for the three months ended March 31, 2019.

Our revenue in the United States is generated through a dedicated, surgically-focused direct sales force of over 160 employees that sell into hospital operating rooms and intensive care units. To complement our direct sales efforts, we also have established a national accounts team that supports our commercial efforts with group purchasing organizations, or GPOs, integrated delivery networks, or IDNs, and government facilities, including Department of Veterans Affairs and Department of Defense medical facilities. Over half of our revenue is derived by direct delivery of our UBM products by our sales representatives at the time of the patient procedure.

We intend to grow our business and market opportunity by further penetrating our current acute care customer accounts, increasing our acute care customer base, selectively expanding the sale of our products into non-acute care settings, expanding our international sales opportunities and enhancing and expanding our product portfolio.

We view our operations and manage our business in one operating segment. All of our operations are located in the United States.

Management's discussion and analysis of financial condition and results of operations

FINANCIAL OPERATIONS OVERVIEW

Revenue

Our revenue is derived primarily from our sales of our UBM products to acute care customers for complex wound management applications and surgical soft tissue repair applications. Our revenue is driven by (i) direct sales to customers through delivery at the time of procedure by one of our sales representatives, which we refer to as field stock sales; (ii) direct orders shipped from our warehouse to customers, which we refer to as drop ship sales; and (iii) consignment agreements with customers, which we refer to as consignment sales.

Cost of goods sold and gross margin

Cost of goods sold consists of direct labor expenses, including employee benefits and stock-based compensation expense, product material costs, depreciation of manufacturing equipment, freight costs, facility costs and certain allocated overhead expenses. As we grow our revenue, we expect these expenses to increase. Our gross profit represents total revenue less the cost of goods sold, and gross margin is gross profit expressed as a percentage of total revenue.

Selling, general and administrative expense

Selling, general and administrative expenses consist primarily of:

➤
personnel and related expenses for administrative, finance, sales, marketing, information technology, legal and human resource staff, including salaries, commissions, benefits, bonuses and stock-based compensation;

➤
professional services and fees;

➤
facility-related costs;

➤
insurance premiums; and

➤
other corporate expenses, including compliance costs and payments related to our corporate integrity agreement and settlement agreement. See "Business—Legal proceedings" for additional information.

Professional services consist principally of external legal, accounting, recruiting and other consulting services. Our provision for doubtful accounts, insurance premiums and banking fees, as well as insurance verification services provided by an outside service provider to supplement our internal reimbursement team, are also included in selling, general and administrative expense. We expense all selling, general and administrative expenses as incurred.

We expect that our selling, general and administrative expenses will increase in absolute dollars as we grow our commercial organization and incur additional expenses related to operating as a public company, including director and officer insurance coverage, legal costs, accounting costs, costs related to listing our shares on the Nasdaq Global Market, costs related to compliance with the rules and regulations of the U.S. Securities and Exchange Commission, or SEC, and investor relations costs.

Research and development expense

Research and development expenses consist of costs incurred for the development of our products for various applications, and include:

➤
employee-related expenses, including salaries and stock-based compensation expense;

Management's discussion and analysis of financial condition and results of operations

➤
expenses incurred in connection with conducting or funding research, including clinical trials and post-market studies;

➤
the cost of acquiring, developing and manufacturing raw materials used in connection with our research and development activities; and

➤
costs associated with development activities and regulatory operations.

Research and development costs are expensed as incurred. Historically, our external research and development expenses consisted principally of fees paid in connection with preclinical and clinical activities related to our products and UBM platform technology. We expect to continue to incur research and development costs as we conduct or fund research, including clinical trials and post-market studies, and seek to enhance and expand our product portfolio.

Other (expense) income

Other (expense) income is comprised of interest expense, interest income and other non-operating expense activities. Interest expense consists primarily of interest expense associated with our loan balances and, for the 2019 period, interest on amounts due under our settlement agreement. Interest income consists of interest earned on our cash and cash equivalents.

BUSINESS UPDATE REGARDING COVID-19

We continue to closely monitor developments related to the COVID-19 pandemic and our decisions will continue to be driven by the health and well-being of our employees, hospital and physician customers, and their patients while maintaining operations to support our customers and their patients in the near-term. These developments include:

➤
Slowdown of elective surgeries.    Some physicians and their patients are required, or are choosing, to defer elective procedures in which some of our products would otherwise be used. Although some healthcare facilities are in the early stages of resuming elective procedures, these policies vary from facility to facility. The duration of elective surgery deferrals and the pace at which such surgeries resume cannot be determined at this time.

➤
Temporary hospital limitations and restrictions on visitors.    As hospitals seek to limit the spread of COVID-19, many have instituted temporary restrictions which have included requiring some of our sales force personnel to present documentation of a negative COVID-19 test result in order to be present in the hospital. This could adversely affect the ability of our sales representatives to forge and maintain relationships with hospitals and physicians.

➤
Lower rates of traumatic acute wounds.    We believe that state stay-at-home orders, closures of businesses, restrictions on travel and social distancing measures have all contributed to fewer acute injuries as people stay and work in their homes, which we believe has negatively impacted demand for some of our products during the first quarter of 2020 and may continue to do so in future periods.

➤
Sales and personnel.    Our sales efforts have continued since the outbreak of the pandemic, but safety precautions we have taken in response to the pandemic may adversely affect our business. We expect to continue to adapt our sales and marketing plans as we better understand the effects of the COVID-19 pandemic on our business. However, the change in the manner in which our workforce is functioning could adversely affect sales, delay product launches, and could impact our future growth.

Management's discussion and analysis of financial condition and results of operations

➤
Operations and cost containment.    Our manufacturing, distribution and supply chain have largely been uninterrupted, but may be impacted as a result of the pandemic due to staffing shortages, production slowdowns or delivery disruptions. Despite these challenges, we remain focused on managing the business for the long-term, including preserving jobs to support the expected rebound in procedure volumes.

In response to the impact of COVID-19, we have implemented a variety of measures intended to help us manage through its impact and position us to resume normal operations quickly and efficiently once restrictions are lifted. These measures exist across several areas and include:

➤
Employees.    In March 2020, we initiated our COVID-19 action plan to maintain employee safety, while continuing our sales, marketing and research and development efforts. To protect the safety, health and well-being of our employees, hospital and physician customers, and communities, we have implemented preventative measures including travel restrictions and a requirement that all office-based employees work from home, except as necessary, as permitted under governmental orders. In our efforts to maintain productivity during the pandemic, we have initiated our remote operations IT plan, including the broad implementation of virtual training software through our internal technological infrastructure.

➤
Customer connectivity.    We continue to execute on our plan to service our customers in accordance with access protocols during COVID-19. Through virtual technologies, our sales representatives have maintained contact with healthcare providers, medical professionals, hospital administration and GPOs to provide service and support as necessary. We expect to continue enhancing our access to these constituents throughout the pandemic, informed by direct input we receive from existing and potential customer accounts.

➤
Product development.    We continue to evaluate the timing and scope of product development and commercialization initiatives. Although we have experienced and may continue to experience delays in ongoing clinical studies due to the COVID-19 pandemic, we are continuing to advance our key research and development and clinical programs, as well as our regulatory initiatives in both domestic and international markets.

➤
Financial position and liquidity.    In April 2020, we improved our cash position by accessing a $9.0 million loan through the Paycheck Protection Program, or PPP, and amending our loan agreement with SVB to increase our line of credit to $6.0 million, with the full amount drawn down to support ongoing operations. We expect to continue carefully managing expenses and cash spend to preserve liquidity and have initiated actions designed to generate savings in areas such as travel and marketing events.

There is considerable uncertainty and lack of visibility regarding our near-term revenue growth prospects and product development plans due to the rapidly evolving environment and continued uncertainties resulting from the COVID-19 pandemic. At this time, the full extent of the impact of the COVID-19 pandemic on our business, financial condition and results of operations is uncertain and cannot be predicted with reasonable accuracy and will depend on future developments that are also uncertain and cannot be predicted with reasonable accuracy. We believe there are a number of patients who have gone untreated during the COVID-19 pandemic who may benefit from procedures using our products once hospitals recover from the impacts of COVID-19 and resume procedures. However, there can be no assurance that such a recovery will occur or that the recent increase in COVID-19 cases experienced in the U.S. will not lead to renewed hospital access restrictions or renewed limitations on mobility, which could lead to further declines in traumatic injuries and hospital procedures, which could negatively impact our business.

Management's discussion and analysis of financial condition and results of operations

RESULTS OF OPERATIONS

Comparison of Three Months Ended March 31, 2020 and 2019

Our results of operations for the three months ended March 31, 2020 and 2019 are summarized in the table below (in thousands).

	Three months ended March 31,
			Period over period change (%)
	2020	2019
Revenue	$23,684	$24,151	(2)%
Cost of goods sold	4,646	4,434	5%

Gross profit	19,038	19,716	(3)%

Operating expenses:
Selling, general and administrative	20,040	17,438	15%
Research and development	1,739	2,288	(24)%

Total operating expenses	21,779	19,725	10%

Operating loss	(2,741)	(9)	*

Other (expense) income:
Interest expense	(98)	(127)	(22)%
Interest income	24	42	(42)%
Other income, net	59	—	*

Total other (expense) income	(15)	(85)	(82)%

Loss before income tax benefit	(2,756)	(94)	*
Income tax benefit	(86)	(160)	(46)%

Net (loss) income	$(2,671)	$66	*

*
not meaningful

Revenue

For the three months ended March 31, 2020 and 2019, our revenues were $23.7 million and $24.2 million, respectively. The decrease in revenue of $0.5 million was primarily a result of a decline in volume of sales within our existing customer accounts due to disruption from COVID-19. Revenues were impacted by lower than expected procedure volumes in the second half of March 2020 due to hospitals and patients deferring elective procedures and other factors related to the COVID-19 pandemic. The following table shows the breakdown of revenue by product for the three months ended March 31, 2019 and 2020 (in thousands):

Management's discussion and analysis of financial condition and results of operations

	Three months ended March 31,
			Period over period change (%)
	2020	2019
MicroMatrix	$11,316	$11,085	2%
Cytal	7,699	7,550	2%
Gentrix	4,362	5,213	(16)%
Other(1)	307	303	1%

Total	$23,684	$24,151	(2)%

(1)
Consists primarily of revenue from sales of distributed products.

Cost of goods sold

For the three months ended March 31, 2020 and 2019, our cost of goods sold were $4.6 million and $4.4 million, respectively. The increase in cost of goods sold of $0.2 million, or 4.8%, was primarily a result of increased production labor costs of $0.2 million.

Gross profit and Gross margin

For the three months ended March 31, 2020 and 2019, our gross profit was $19.0 million and $19.7 million, respectively. The decrease in gross profit was primarily attributable to decreased revenue from sales of our Gentrix products and greater cost of goods sold for the three months ended March 31, 2020 as compared to the three months ended March 31, 2019. Of our products, Gentrix in particular experienced reduced demand due to the COVID-19 pandemic because many of the hernia repair surgeries in which Gentrix is typically used are non-emergency or elective and therefore may be deferred. Our gross margins were 80.4% and 81.6% respectively, for the three months ended March 31, 2020 and 2019.

Operating expenses

Selling, general and administrative expense

For the three months ended March 31, 2020 and 2019, our selling, general and administrative expenses were $20.0 million and $17.4 million, respectively. The increase in selling, general and administrative expense of $2.6 million, or 14.9%, was driven primarily by an increase in personnel-related expenses of $0.7 million and outside service expenses of $1.3 million primarily to support regulatory and compliance initiatives.

Research and development expense

For the three months ended March 31, 2020 and 2019, our research and development expense was $1.7 million and $2.3 million, respectively. The decrease in research and development expense of $0.6 million, or 24.0%, in the quarter was driven by delays in ongoing clinical studies due to COVID-19 and a reduction in personnel-related expenses of $0.3 million as compared to the three months ended March 31, 2019.

Other income (expense)

For each of the three months ended March 31, 2020 and 2019, our interest expense was $0.1 million, primarily consisting of interest incurred pursuant to our Department of Justice settlement as well as interest on term loans and a line of credit.

Management's discussion and analysis of financial condition and results of operations

For the three months ended March 31, 2020 and 2019, our interest income was $24,213 and $41,985, respectively, consisting of interest earned on our cash balances residing in banks.

For the three months ended March 31, 2020 and 2019, our other income was $0.1 million and $0, respectively, primarily consisting of fees received for use of our facility by third parties in the 2020 period.

Income tax benefit

For the three months ended March 31, 2020 and 2019, we recorded income tax benefits of $0.1 million and $0.2 million, respectively, primarily representing our alternative minimum tax credit carryforward.

Comparison of Years Ended December 31, 2019 and 2018

Our results of operations for the years ended December 31, 2019 and 2018 are summarized in the table below (in thousands).

	Year ended December 31,
			Period over period change (%)
	2019	2018
Revenue	$100,794	$89,221	13%
Cost of goods sold	19,111	16,289	17%

Gross profit	81,684	72,932	12%

Operating expenses:
Selling, general and administrative	72,364	66,977	8%
Research and development	7,944	9,020	(12)%

Total operating expenses	80,308	75,997	6%

Net operating income (loss)	1,376	(3,065)	*

Other income (expense):
Interest expense	(373)	(303)	23%
Interest income	166	180	(8)%
Other income	121	9	*

Other expense, net	(87)	(115)	(24)%

Income (loss) before income taxes	1,289	(3,180)	*
Income tax benefit	160	49	7%

Net income (loss)	$1,449	$(3,131)	*

*
Not meaningful

Revenue and gross profit

Revenue

For the years ended December 31, 2019 and 2018, our revenues were $100.8 million and $89.2 million, respectively. The increase in revenue of $11.6 million primarily consisted of an overall increase in volume of sales, growth of sales to new customer accounts and increased penetration within our

Management's discussion and analysis of financial condition and results of operations existing customer accounts. The following table shows the breakdown of revenue by product for the years ended December 31, 2018 and 2019 (in thousands):

	Year ended December 31,
			Period over period change (%)
	2019	2018
MicroMatrix	$46,471	$39,486	18%
Cytal	32,050	26,955	19%
Gentrix	21,145	19,263	10%
Other(1)	1,128	3,517	(68)%

Total	$100,794	$89,221	13%

(1)
Consists primarily of revenue from sales of distributed products. For the year ended December 31, 2018, also includes $2.3 million of revenue from sales of discontinued products.

Cost of goods sold

For the years ended December 31, 2019 and 2018, our cost of goods sold were $19.1 million and $16.3 million, respectively. The increase in cost of goods sold of $2.8 million, or 17.3%, was attributable to an increase in manufacturing and production expenses resulting from volume growth and increased sales of our products and increased account penetration within our existing customer base.

Gross profit and Gross margin

For the years ended December 31, 2019 and 2018, our gross profit was $81.7 million and $72.9 million, respectively. The increase in gross profit was primarily attributable to increased revenue from sales of our MicroMatrix, Cytal and Gentrix products for the year ended December 31, 2019 as compared to the prior year. Our gross margins were 81.0% and 81.7% respectively, for the years ended December 31, 2019 and 2018.

Operating expenses

Selling, general and administrative expense

For the years ended December 31, 2019 and 2018, our selling, general and administrative expenses were $72.4 million and $67.0 million, respectively. The increase in selling, general and administrative expense of $5.4 million, or 8.0%, was driven primarily by an increase in selling, general and administrative personnel-related expense of $4.1 million as we increased our headcount in these areas.

Research and development expense

For the years ended December 31, 2019 and 2018, our research and development expense was $7.9 million and $9.0 million, respectively. The decrease in research and development expense of $1.1 million, or 12.2%, was driven primarily by a reduction in outsourced preclinical research projects in order to focus resources on clinical trials and product development.

Management's discussion and analysis of financial condition and results of operations

Other income (expense)

For the years ended December 31, 2019 and 2018, our interest expense was $0.4 million and $0.3 million, respectively, primarily consisting of interest incurred pursuant to our Department of Justice settlement as well as interest on term loans and a line of credit.

For the year ended December 31, 2019 and 2018, our interest income was $0.2 million and $0.2 million, respectively, consisting of interest earned on our cash balance residing in banks.

For the years ended December 31, 2019 and 2018, our other income was $121,000 and $9,000, respectively, primarily consisting of fees received for use of our facility by third parties.

Income tax benefit

For the years ended December 31, 2019 and 2018, we recorded income tax benefits of $159,595 and $48,757, respectively, primarily representing our alternative minimum tax credit carryforward.

LIQUIDITY AND CAPITAL RESOURCES

Through 2011, we funded our operations primarily through the sale of our common stock and convertible preferred stock. Since 2012, we have funded our operations primarily through cash provided by operating activities, as well as through debt. As of March 31, 2020, we had cash and cash equivalents of $4.6 million and approximately $3.5 million available under our revolving line of credit with Silicon Valley Bank, or SVB. In April 2020, we amended our loan agreement with SVB to increase our available line of credit to $6.0 million, and we drew down the remaining $5.5 million to support ongoing operations. Additionally, we were granted a PPP loan of $9.0 million from the federal government in April 2020.

Although it is difficult to predict future liquidity requirements, based on our current operations, we believe that our existing cash and cash equivalents and our borrowings under the line of credit and PPP loan will be sufficient to fund our operations for at least the next 12 months. If our existing cash balances, net proceeds from this offering and anticipated cash flow from operations are insufficient to satisfy our liquidity requirements, including because of lower demand for our products as a result of the risks described in this prospectus, we may seek to sell additional common or preferred equity or convertible debt securities, enter into an additional credit facility or another form of third-party funding or seek other debt financing. We cannot be assured that additional equity, equity-linked or debt financing will be available on terms favorable to us or our stockholders, or at all, including as a result of market volatility in light of the COVID-19 pandemic. If we are unable to obtain adequate financing, we may be required to delay the development, commercialization and marketing of our products.

Credit facility

We are party to a loan and security agreement, or the credit agreement, with SVB that, as of December 31, 2019, provided for a $4.0 million revolving credit line secured by our accounts receivable. As of December 31, 2019, we had $0.5 million of borrowings outstanding under the line of credit, which matures in 2020. The annual interest rate on borrowings under the line of credit is the greater of 6.25% or the prime rate plus 1.5%. As of December 31, 2019, we were in compliance with the covenants under the credit agreement.

In April 2020, we modified our SVB line of credit to extend the maturity date to March 2022 and modify the interest rate to the to the greater of prime plus 750 basis points or 5%. We also amended

Management's discussion and analysis of financial condition and results of operations our loan agreement with SVB to increase our available line of credit to $6.0 million, and we drew down the remaining $5.5 million to support ongoing operations.

PPP loan

In April 2020, we were granted a loan of $9.0 million from the federal government under the Paycheck Protection Program, or PPP. The PPP was established under the recently congressionally-approved Coronavirus Air, Relief, and Economic Security Act, or the CARES Act, and is administered by the U.S. Small Business Administration, or SBA. Our PPP loan is being made through SVB. The PPP loan matures in April 2022 and has an annual interest rate of 1.0%. Payments of principal and interest are deferred until November 2020. Pursuant to Section 1106 of the CARES Act, we may apply for and be granted forgiveness for all or a portion of the PPP loan. Such forgiveness will be determined, subject to limitations, based on the use of the loan proceeds for qualifying expenses, which include payroll costs, rent and utility costs over the 24-week measurement period following receipt of the loan proceeds. Additionally, the SBA and the U.S. Treasury Department continue to develop and issue new and updated guidance regarding the PPP loan application process, including guidance regarding required borrower certifications and requirements for forgiveness of loans made under the PPP. We continue to track the guidance as it is released and assess and re-assess various aspects of its application as necessary based on the guidance. Although we intend to use, and have been using, the PPP loan proceeds for qualifying expenses, in the absence of final guidance or regulations, we cannot give any assurance that the PPP loan will be forgivable in whole or in part.

Cash flows

Our primary sources of cash are cash receipts on accounts receivable from sales of our products. In addition to changes in the amounts billed to our customers for product sales, net cash collections of accounts receivable are impacted by the efficiency of our cash collections process, which can vary from period to period.

The following tables summarize our cash flows for each of the periods indicated (in thousands):

	Year ended December 31,		Three months ended March 31,
	2019	2018	2020	2019
Net cash provided by (used in) operating activities	$607	$(2,615)	$(2,283)	$(908)
Net cash used in investing activities	(612)	(3,726)	(174)	(129)
Net cash provided by (used in) financing activities	(745)	(933)	55	(334)

Net decrease in cash and cash equivalents	(751)	(7,274)	(2,402)	(1,372)

Cash and cash equivalents, beginning of year and period	7,712	14,986	6,961	7,712

Cash and cash equivalents, end of year and period	$6,961	$7,712	$4,559	$6,340

Net cash provided by (used in) operating activities

Net cash used in operating activities for the three months ended March 31, 2020 was primarily impacted by a net loss of $2.7 million and non-cash expenses of $1.1 million, which included $0.3 million of stock-based compensation, $0.5 million of depreciation and $0.3 million of provision for losses on accounts receivable. These amounts were partially offset by net working capital outflows of $0.7 million, which included a $1.8 million decrease in accrued expenses, a $0.5 million decrease in

Management's discussion and analysis of financial condition and results of operations legal settlement liability, a $0.5 million increase in other assets and a $0.3 million increase in inventory, partially offset by a $1.5 million decrease in accounts receivable, a $0.7 million decrease in prepaid expenses and other current assets and a $0.2 million increase in accounts payable.

Net cash used in operating activities for the three months ended March 31, 2019 was primarily impacted by net income of $0.1 million and non-cash expenses of $0.8 million, which included $0.2 million of stock-based compensation and $0.6 million of depreciation. These amounts were offset by net working capital outflows of $2.7 million, which included a $0.7 million increase in accounts receivable, a $0.6 million decrease in accounts payable, a $0.3 million decrease in accrued expenses, a $0.2 million decrease in other long term liabilities and a $0.1 million increase in inventory, partially offset by a $0.2 million decrease in prepaid expenses and other current assets.

Net cash provided by operating activities for the twelve months ended December 31, 2019 was primarily impacted by a net income of $1.4 million and non-cash expenses of $3.2 million, which included $1.0 million of stock-based compensation and $2.3 million of depreciation. These amounts were partially offset by working capital outflows of $0.9 million, which included a $1.7 million increase in accounts receivable and a $2.2 million decrease in legal settlement liability.

Net cash used in operating activities for the twelve months ended December 31, 2018, was primarily impacted by net loss of $3.1 million and non-cash expenses of $3.8 million, which included $0.7 million of stock-based compensation, $0.6 million of deferred rent and $2.2 million of depreciation. These amounts were partially offset by working capital outflows of $2.3 million, which included a $1.2 million increase in accrued expenses and a $1.9 million increase in inventory.

Net cash used in investing activities

Net cash used in investing activities for the three months ended March 31, 2020 and 2019 primarily consisted of purchases of production equipment.

Net cash used in investing activities in the twelve months ended December 31, 2019 and 2018 primarily consisted of purchases of production equipment during 2019 and purchases of equipment related to the additional office space leased to build our surgical learning center in Columbia, Maryland during 2018.

Net cash provided by (used in) financing activities

Net cash provided by financing activities in the three months ended March 31, 2020 primarily reflected our receipt of $54,600 from warrant and option exercises.

Net cash used in financing activities in the three months ended March 31, 2019 primarily reflected the repayment of $350,000 of debt, partially offset by our receipt of $15,853 from warrant and option exercises.

Net cash used in financing activities in the twelve months ended December 31, 2019 primarily reflected the repayment of $1.0 million of debt and $0.4 million of deferred costs related to this offering, partially offset by our receipt of $0.3 million from warrant and option exercises.

Net cash used in financing activities in the twelve months ended December 31, 2018 primarily reflected the repayment of $1.4 million of debt, partially offset by our receipt of $0.3 million from warrant and option exercises.

Management's discussion and analysis of financial condition and results of operations

OPERATING AND CAPITAL EXPENDITURE REQUIREMENTS

We expect to continue to incur significant expenses for the foreseeable future. We anticipate that our expenses will increase substantially as we:

➤
grow our commercial organization;

➤
continue to invest in growing and training our sales and marketing organization;

➤
conduct or fund research, including clinical trials and post-marketing studies, to provide additional efficacy data for our products;

➤
expand and enhance our product portfolio, including seeking marketing approval for additional applications for our existing products and developing new products based on our UBM platform technology;

➤
continue the research and development efforts for our products, future product candidates and UBM technology;

➤
expand our sales and marketing efforts to grow our international sales opportunity; and

➤
add operational, financial and management information systems and personnel, including personnel to support our growth and our operations as a public company.

For more information as to the risks associated with our future funding needs, see "Risk factors."

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The following table summarizes our future contractual obligations as of December 31, 2019 (in thousands):

	Payments due by period
	Less than one year	1 - 3 years	3 - 5 years	More than five years	Total

	(in thousands)

Debt obligations(1)	$500	$—	$—	$—	$500
Settlement obligation(2)	2,479	5,915	4,431	—	12,825
Debt and settlement interest(3)	346	446	112	—	904
Operating lease obligations(4)	1,932	4,112	1,828	4,739	12,611

Total	$5,257	$10,473	$6,371	$4,739	$26,840

(1)
Represents principal payments due on our outstanding loans under our line of credit with SVB.

(2)
Represents principal payments due pursuant to our settlement agreements. See "Business—Legal Proceedings" for more details regarding these settlement agreements.

(3)
Represents interest on regular scheduled debt payments on our outstanding loans and the settlement agreement.

(4)
Includes minimum rental payments on all facility leases.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our management's discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States, or GAAP. The preparation of our financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the

Management's discussion and analysis of financial condition and results of operations reported amounts of assets, liabilities, revenue, expense and related disclosures. We base our estimates and assumptions on historical experience and on various other factors that we believe to be reasonable under the circumstances. We evaluate our estimates and assumptions on an ongoing basis. The results of our analyses form the basis for making assumptions about the carrying values of assets and liabilities that are not readily apparent from other sources. Our actual results may differ, potentially materially, from these estimates under different assumptions or conditions.

We believe the following critical accounting policies, which are more fully described in Note 2 of the notes to the financial statements included elsewhere in this prospectus involve significant judgments and estimates that we use in the preparation of our financial statements.

Revenue recognition

On January 1, 2019, we adopted the new accounting standard ASC 606, "Revenue from Contracts with Customers" (Topic 606), or ASC 606, and the related amendments to all contracts with customers that were not completed as of the date of adoption using the modified retrospective method. ASC 606 supersedes prior revenue guidance under ASC 605, "Revenue Recognition" and requires entities to recognize revenue to depict the transfer of promised goods or services to customers at an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. We completed our assessment of the new guidance and evaluated the new requirements as applied to our existing revenue contracts not completed as of the date of initial application. As a result of the assessment, we determined that adoption of the new standard did not have a significant impact on our revenue recognition methodology. In accordance with ASC 606, we recognize revenue when the customer obtains control of a promised good or service, in an amount that reflects the consideration to which we expect to be entitled in exchange for the good or service.

ASC 606 outlines a five-step process for recognizing revenue from contracts with customers: (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the separate performance obligations in the contract, and (v) recognize revenue associated with the performance obligations as they are satisfied.

We only apply the five-step model to contracts when it is probable that we will collect the consideration to which we are entitled in exchange for the goods or services we transfer to the customer. Once a contract is determined to be within the scope of ASC 606, we determine the performance obligations that are distinct. We recognize as revenues the amount of the transaction price that is allocated to each respective performance obligation when the performance obligation is satisfied or as it is satisfied. Generally, our performance obligations are transferred to customers at a point in time, typically upon receipt of the product by the customer.

Our revenue is primarily derived from sales of our MicroMatrix, Cytal or Gentrix products. All revenues are categorized as drop ship sales, consignment sales or field stock sales. Drop ship sales involve orders that are placed for products that will be directly delivered from our warehouse to the customer. Consignment sales involve the use of a product from consignment inventory on location at a customer facility that has been received and stored by the customer under the terms of a consignment agreement; each consignment customer is required to notify us after it has used a product from its consignment inventory. Field stock sales involve the use of a product from inventory maintained and carried by one of our sales representatives that the sales representative brings into the customer facility in connection with a procedure being performed there. We recognized revenue for all sales categories upon the satisfaction of our performance obligations, generally upon transfer of control of the goods and risk of loss transfer to customers, in an amount that reflects the consideration to which we expect to be entitled in exchange for those goods.

Management's discussion and analysis of financial condition and results of operations

We have agreements with brokers that represent a consortium of individual hospitals. We pay administrative fees to the broker. We are a principal to these transactions because we control the goods prior to transferring control to the customer. The administrative fees are recorded as selling, general and administrative expenses.

We also elected to utilize the practical expedient that allows us to recognize the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that we otherwise would have recognized is one year or less. We did not record a deferral of contract cost as a result of the adoption of ASC 606.

In 2018 and periods prior to the adoption of ASC 606, we recognized revenue for all sales categories when title to the goods and risk of loss transferred to customers, provided there were no material remaining performance obligations required of us or any matters requiring customer acceptance, and when persuasive evidence of an arrangement exists, the amount due from the customer is fixed or determinable and collection is reasonably assured. With respect to our agreements with brokers, we determined that we are a principal to these transactions because we are the primary obligor and have the ultimate and contractual responsibility for fulfillment and acceptability of the products purchased. We deliver the product directly to the customer. The customer enters into the agreement to confirm pricing and delivery terms. Under these agreements, consistent with our normal agreements, the customer does not have a right of return. We also bear full risk of delivery and loss for products, whether the products are sold as drop ship sales, consignment sales or field stock sales.

Research and Development

Expenses related to the development of products are expensed as incurred. For payments made in advance for research and development contractual arrangements, we recognize research and development expense as the services are rendered. Research and development costs primarily consist of salaries and related expenses for personnel, laboratory supplies and raw materials, depreciation of laboratory facilities and leasehold improvements, and utilities costs related to research space. Other research and development expenses include fees paid to consultants, materials, and outside service providers.

Allowance for doubtful accounts

We regularly review the creditworthiness of our customers and consider factors such as historical collection experience, the age of accounts receivable balances and general economic conditions that may affect a customer's ability to pay. If we determine that collectability of an account receivable becomes doubtful, we will establish an allowance for doubtful accounts which is charged against income.

We maintain an allowance for doubtful accounts for estimated credit losses. We continuously monitor collections and payments from our customers and maintain an allowance for doubtful accounts based upon our historical payment experience and any specific identifiable customer accounts considered at risk or uncollectible. We provide credit, in the normal course of business, to our customers. As of March 31, 2020 and 2019, our allowance for doubtful accounts totaled $716,707 and $446,076, respectively. Our allowance for doubtful accounts totaled $438,268 and $467,545 at December 31, 2019 and 2018, respectively.

Inventories

Inventories, which are recorded at the lower of cost or market, include materials, labor and other direct and indirect costs and are valued using the first-in, first-out method. We capitalize

Management's discussion and analysis of financial condition and results of operations manufacturing costs for each product SKU beginning once our product is first sold after commercial launch. We capitalize inventories produced in preparation for commercial launches when it becomes probable that the applicable product will receive regulatory clearance and that the related costs will be recoverable through the commercialization of the product. We currently do not have any pre-launch inventory for any period presented. At each balance sheet date, we evaluate ending inventories for excess quantities, obsolescence or shelf-life expiration. Our evaluation includes an analysis of historical sales levels by product, projections of future demand by product, the risk of technological or competitive obsolescence for our products, general market conditions, a review of the shelf-life expiration dates for our products and the feasibility of reworking or using excess or obsolete products or components in the production or assembly of other products that are not obsolete or for which we do not have excess quantities in inventory. To the extent that we determine there are excess or obsolete quantities or quantities with a shelf life that is too near its expiration for us to reasonably expect that we can sell those products prior to their expiration, we adjust their carrying value to estimated net realizable value. If future demand or market conditions are lower than our projections, or if we are unable to rework excess or obsolete quantities into other products, we may record further adjustments to the carrying value of inventory through a charge to cost of product revenues in the period the revision is made.

Accrued expenses

As part of the process of preparing our financial statements, we may be required to estimate accrued expenses. This process involves reviewing open contracts and purchase orders, communicating with applicable personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual cost. The majority of our service providers invoice us monthly in arrears for services performed. We make estimates of our accrued expenses as of each balance sheet date in our financial statements based on facts and circumstances known to us. We confirm the accuracy of our estimates with the service providers and make adjustments if necessary. Examples of estimated accrued expenses include:

➤
employee compensation;

➤
sales commissions;

➤
state and federal taxes; and

➤
professional service fees.

If we do not identify costs that we have begun to incur or if we underestimate or overestimate the level of services performed or the costs of these services and liabilities, our actual expenses could differ from our estimates. We do not anticipate the future settlement of existing accruals to differ materially from our estimates.

Stock-based compensation

We account for all equity awards to employees and members of our board of directors using the provisions of Accounting Standards Committee Topic 718, "Compensation—Stock Compensation", and recognize the fair value of each award as an expense on a straight-line basis over the employee's or director's expected vesting period. In June 2018, the Financial Accounting Standards Board issued guidance with respect to the accounting for non-employee share-based payment awards. The guidance generally aligns the accounting for non-employee awards to that for employees. We adopted this

Management's discussion and analysis of financial condition and results of operations guidance effective January 1, 2019 and the adoption did not have a material impact on our financial statements.

For the three months ended March 31, 2020 and 2019, we incurred stock-based compensation expense of $309,397 and $220,739, respectively. For the years ended December 31, 2019 and 2018, we incurred stock-based compensation expense of $972,456 and $745,526, respectively.

For purposes of calculating stock-based compensation, we estimate the fair value of stock options using a Black-Scholes valuation model, which requires the use of certain subjective assumptions, including expected term, volatility, expected dividend yield, risk-free interest rate, and the fair value of our common stock. These assumptions generally require significant judgment. A summary of our assumptions used in determining the fair value of stock options is as follows:

Three months ended March 31,
	2020	2019
Expected dividend yield	—%	—%
Expected volatility	41.8 - 42.4%	54.2 - 70.6%
Risk-free interest rate	1.46 - 1.48%	2.55 - 3.00%
Expected average life (in years)	5.83 - 6.26	5.50 - 6.06

We estimate the expected term of employee options using the simplified method, which is based on the midpoint between the vesting date and the expiration date. Our expected dividend rate is zero, as we have never paid any dividends on our common stock and do not anticipate paying any dividends in the foreseeable future. We derive our expected volatility from the historical volatilities of several peer public companies within our industry because we have little information on the volatility of the price of our common stock due to our lack of a trading history. When selecting our industry peer companies to be used in the volatility calculation, we considered the industry, stage of development, size and financial leverage. We base the risk-free interest rate on the implied yield currently available on zero coupon U.S. Treasury notes with maturities approximately equal to the expected term of the option.

We estimate our forfeiture rate based on an analysis of our actual forfeitures and will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover behavior and other factors. If factors change and we employ different assumptions, stock-based compensation expense may differ significantly from what we have recorded in the past. If there is a difference between the assumptions used in determining stock-based compensation expense and the actual factors that become known over time, we may change the input factors used in determining stock-based compensation costs for future grants. These changes, if any, may materially impact our results of operations in the period such changes are made. We expect to continue to grant stock options in the future, and to the extent that we do, our actual stock-based compensation expense recognized in future periods will likely increase.

The fair value of the common stock that underlies our stock options has historically been determined by our board of directors based upon information available to it at the time of grant. Because there has been no public market for our common stock, the determination of the fair value of our common stock was based on the board of directors' consideration of various subjective and objective factors, including contemporaneous valuations. The contemporaneous valuations were performed in accordance with applicable methodologies, approaches and assumptions of the technical practice-aid issued by the American Institute of Certified Public Accountants Practice Aid entitled Valuation of Privately-Held Company Equity Securities Issued as Compensation, or the AICPA Practice Aid, and considered many

Management's discussion and analysis of financial condition and results of operations objective and subjective factors to determine the common stock fair market value each valuation date. The following factors, among others, were considered:

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any recent valuations obtained from an independent third-party valuation firm;

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the rights, privileges and preferences of our convertible preferred stock;

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our historical and forecasted operating and financial performance;

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the hiring of key personnel;

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the introduction of new products;

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the risks inherent in the development and expansion of our products;

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the fact that the option grants involve illiquid securities in a private company; and

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the likelihood of achieving a liquidity event, such as an initial public offering or the sale of our company.

The assumptions underlying these valuations represented management's best estimate, which involved inherent uncertainties and the application of management's judgment. As a result, if we had used different assumptions or estimates, the fair value of our common stock and our stock-based compensation expense could have been materially different.

Following the closing of this offering, the fair value of our common stock will be determined based on the quoted market price of our common stock on the date of grant.

Income taxes

We are subject to income taxes in the United States, and we use estimates in determining our provision for income taxes. We account for income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates in effect for the year in which those temporary differences are expected to be recovered or settled. A deferred tax asset is established for the expected future benefit of net operating loss and credit carryforwards.

Recognition of deferred tax assets is appropriate when realization of such assets is more likely than not. We recognize a valuation allowance against our net deferred tax assets if it is more likely than not that some portion of the deferred tax assets will not be fully realizable. This assessment requires judgment as to the likelihood and amounts of future taxable income by tax jurisdiction. At December 31, 2019, we had a full valuation allowance against all of our net deferred tax assets because realization of our deferred tax assets did not meet the more likely than not standard.

We assess all material positions taken in any income tax return, including all significant uncertain positions, in all tax years that are still subject to assessment or challenge by relevant taxing authorities. We prescribe a comprehensive model for recognizing, measuring, presenting and disclosing in financial statements uncertain tax positions taken or expected to be taken on a tax return, including a decision whether to file a tax return in a particular jurisdiction. Assessing an uncertain tax position begins with the initial determination of the position's sustainability and is measured at the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. As of each balance sheet date, unresolved uncertain tax positions must be reassessed, and we will determine whether the factors underlying the sustainability assertion have changed and the amount of the recognized tax

Management's discussion and analysis of financial condition and results of operations benefit is still appropriate. The recognition and measurement of tax benefits require significant judgment. Judgments concerning the recognition and measurement of a tax benefit might change as new information becomes available.

OFF-BALANCE SHEET ARRANGEMENTS

We do not currently have, nor have we had during any of the periods presented, any off-balance sheet arrangements, as defined in the rules and regulations of the Securities and Exchange Commission.

RECENT ACCOUNTING PRONOUNCEMENTS

A discussion of recent accounting pronouncements is included in Note 2 to our audited financial statements included elsewhere in this prospectus.

JOBS ACT

We qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act.

An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. This includes an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002. We may take advantage of this exemption for up to five years or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if we have more than $1.07 billion in total annual gross revenue, have more than $700 million in market value of our common stock held by non-affiliates as of June 30 of a fiscal year or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these provisions that allow for reduced reporting and other burdens.

We have elected to use the extended transition period under the JOBS Act for the implementation of new or revised accounting standards. Accordingly, our financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our cash and cash equivalents as of December 31, 2019 and March 31, 2020 primarily consisted of cash accounts. The primary objectives of our investment activities are to preserve principal, provide liquidity and maximize income without significantly increasing risk. Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of U.S. interest rates. However, because of the short-term nature of the instruments in our portfolio, a sudden change in market interest rates would not be expected to have a material impact on our financial condition and/or results of operation. We do not have any foreign currency or other derivative financial instruments.

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OVERVIEW

We are a leading regenerative medicine company focused on the development, manufacture and sale of products primarily used in acute care settings as part of the treatment and management of moderate to severe wounds and reinforcement of soft tissue surgical defects. Our products utilize our proprietary porcine urinary bladder matrix platform technology, which is designed to enhance the body's ability to restore natural tissue and minimize scarring in the management of traumatic, surgical and chronic wounds, burns, hernias and other conditions requiring the reinforcement of soft tissue. We believe we are at the forefront of advancing the global standard of care for wounds and soft tissue surgical defects by providing solutions that are designed to significantly improve patient outcomes while lowering the overall cost of care. Since our commercial launch in 2009, we have sold over 500,000 units of our urinary bladder matrix, or UBM, products.

We manufacture the only commercially available extracellular matrix, or ECM, products that utilize porcine UBM. When applied to a wound or soft tissue surgical defect, our products are typically resorbed over time and replaced with newly formed tissue that replicates uninjured tissue where scarring would normally occur. This capability enables our products to promote durable wound closure and soft tissue defect repair, restore natural tissue function and enhance aesthetic outcomes. Our products are available in sheet and particulate form for wound management, and in multiple layering configurations of various sizes for surgical soft tissue repair, including hernia repair. We market MicroMatrix, a particulate formulation, and Cytal Wound Matrix products, in sheet formulations, for the management of acute, surgical, chronic and tunneling wounds and partial thickness burns. We also market Gentrix Surgical Matrix products, in sheet formulations, for the reinforcement of soft tissue in certain surgical applications, such as for hernia repair. We manufacture our products using our proprietary know-how, trade secrets and patented technology.

Our products address large, underserved and growing markets with significant commercial potential. In addition to the ongoing need to manage traumatic injuries, we believe that demand for our products is increasing due to aging demographics and the growing prevalence of conditions such as diabetes, obesity and vascular disease. We estimate our total addressable market in the United States for our currently marketed products is over $2 billion, based on expected 2019 revenues for hernia matrices and biologic skin and dermal substitutes for wound care. We intend to grow our business and market opportunity by further penetrating our current acute care customer accounts, increasing our acute care customer base, selectively expanding the sale of our products into non-acute care settings, expanding our international sales opportunity and enhancing and expanding our product portfolio.

We have 17 clearances from the U.S. Food and Drug Administration, or FDA, and many of our products are also approved for sale in Canada and Saudi Arabia. We are also seeking regulatory approvals for our products in several international markets including China, South Korea and the European Union. We currently sell and market our products in the United States through a dedicated, surgically-focused direct sales force of over 160 employees that sell into hospital operating rooms and intensive care units. To complement our direct sales efforts, we also have established a national accounts team that supports our commercial efforts with group purchasing organizations, or GPOs, integrated delivery networks, or IDNs, and government facilities, including Department of Veterans Affairs and Department of Defense medical facilities. During the year ended December 31, 2019, we sold our products to over 1,900 customers and had contracts with eight GPOs and seven distributors in 11 countries. We also provide medical education programs that offer hands-on and virtual education for all of our products and host symposiums throughout the United States, including at our state-of-the-art surgical learning center in Columbia, Maryland.

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We have achieved significant revenue growth since our commercial launch in 2009. Our revenue increased to $100.8 million for the year ended December 31, 2019 from $89.2 million for the year ended December 31, 2018, an increase of 13.0%. For the years ended December 31, 2019 and 2018, we recorded a gross margin of 81.0% and 81.7%, respectively, and net income of $1.4 million and net loss of $3.1 million, respectively. In the three months ended March 31, 2020, we recorded revenue of $23.7 million, a gross margin of 80.4% and net loss of $2.7 million.

INDUSTRY BACKGROUND

Worldwide, the epidemiological burden of wounds is significant, driving the need for improved healing and wound management solutions. There are two broad wound categories: acute wounds and chronic wounds. Acute wounds include traumatic wounds, surgical wounds and moderate to severe burns. Traumatic wounds were expected to have a global incidence of at least 5.2 million in 2019. In the United States and European Union alone, major surgical wounds were expected to have an incidence of approximately 13.3 million in 2019. Burns are classified as either minor burns, medically treated or hospitalized cases. We estimate that in 2019, medically treated burns, which typically tend to be moderate to severe, had a global incidence of over 5.8 million, while burns requiring hospitalization were estimated to have a global incidence of approximately 575,000. Chronic wounds include stage 3 and stage 4 pressure ulcers, diabetic ulcers and venous and arterial ulcers, which were expected to have global incidences in 2019 of approximately 22.6 million, 13.5 million and 12.0 million, respectively. The market for U.S. wound biologics is estimated to increase to approximately $1.4 billion by 2023. We believe the annual incidence of acute wounds, aging demographics and increased prevalence of systemic comorbidities, including growth of vascular complications and diabetes, are contributing to the growth in wound management procedures and demand for alternative therapies.

Incidence of hernias, a type of soft tissue defect, and the resulting market for hernia repair are increasing. Hernias develop as a result of an abdominal wall defect caused by the weakening of the inner layers of the inside wall of the abdominal muscle. Common types of hernias include inguinal, ventral, femoral, umbilical and hiatal. Surgery is the only treatment that can permanently repair a hernia, and mesh is used in about 90% of those surgeries to reinforce torn or damaged tissue around hernias. Mesh may be made of synthetic or tissue-based materials, often referred to as regenerative or biologically-derived products, and comes in a variety of shapes and sizes for different hernias. In the United States alone, there were expected to be approximately 1.2 million hernia repairs in 2019. The market for U.S. hernia matrices is estimated to increase to approximately $1.1 billion by 2023. We believe the growth in hernia repair procedures, increased incidence of obesity, aging demographics and incidence and awareness of infection and rejection of synthetic or other biologically-derived meshes, is driving the need for new therapies.

Regenerative medicine combines the fields of biology, engineering and medicine to repair or replace diseased or injured tissues and organs. The market for regenerative medicine products is primarily driven by the clinical need for durable and effective healing with desired aesthetic outcomes. While regenerative medicine has advanced over the last decade, we believe there are significant limitations to other currently available biologically-derived products as well as relevant synthetic products.

OUR UBM PLATFORM TECHNOLOGY

Our UBM platform technology is built on over 40 years of tissue regeneration and ECM constructs research. Our platform technology is based on an ECM comprised of the two innermost layers of porcine urinary bladder, as depicted in the image below. The epithelial basement membrane on one side of the ECM is a thin, delicate membrane of proteins that serves as a natural barrier to separate tissue layers. The lamina propria layer on the opposite side is rough and absorptive, serving as a

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porous scaffold that allows for the body's cells to infiltrate the UBM. Through our proprietary manufacturing process, we retain both of these layers while removing cellular content without the use of harsh and damaging detergents or chemicals. Our ability to retain these two layers differentiates our products from other ECM-based products. Specifically, our products contain a protein composition that provides a surface for cellular ingrowth and maturation, with the intent to help restore natural tissue function at the wound or surgical site.

In addition, we use a proprietary processing method to remove the cellular content specific to a pig. This decellularization process isolates the ECM of the tissue, resulting in products that are acellular scaffolds appropriate for use in humans. When used to treat a wound or soft tissue surgical defect, these scaffolds provide a platform for the body's cells to populate and differentiate, resulting in biomechanically-functional tissue.

In a normal healing process, the body works to close disrupted tissues to prevent infection and further tissue damage, often resulting in the development of fibrous scar tissue and potentially diminishing biomechanical functionality. This process is largely regulated by macrophages in the immune system. There are two main types of macrophages involved in the healing process: M1, or pro-inflammatory macrophages, and M2, or anti-inflammatory macrophages. While pro-inflammatory M1 macrophages play an important role in the early stages of normal wound healing, the ability of the body to transition to a predominately M2 macrophage environment is crucial to promote repair and regeneration of damaged tissues.

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The unique structure and composition of our UBM products are designed to provide an environment in which macrophages are more likely to exhibit an M2-type healing response. While an M1 process often results in increased inflammation and scarring, in an M2 process, the macrophages and other cells break down the UBM as the body naturally generates new proteins, remodeling the scaffold into a tissue that is similar to the native tissue structure and biomechanical function while reducing scarring. We believe the ability of UBM to facilitate a greater M2-type healing response also may result in reduced scarring, more biomechanically functional tissue and better aesthetic outcomes.

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OUR UBM PRODUCTS

The following table summarizes the key indications and attributes of our currently marketed products:

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In addition to selling our own products, we currently are the exclusive U.S. distributor of Southmedic, Inc.'s ABRA solutions, a dynamic system used to facilitate closure in open wounds and surgical repairs. During the year ended December 31, 2018, revenue from our distribution of these and other products accounted for less than 2% of our total revenue.

While we currently sell our products under the MicroMatrix, Cytal and Gentrix brand names, we have received 17 510(k) clearances over the years. The following table summarizes our history of FDA regulatory clearances:

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LIMITATIONS OF COMPETITIVE BIOLOGICALLY-DERIVED AND SYNTHETIC PRODUCTS

The clinical goal in the treatment of moderate to severe wounds and soft tissue surgical defects is to promote healing through the restoration of natural, functional tissue while avoiding adverse reactions such as infection, chronic inflammation, excessive scarring and undesirable aesthetic outcomes. There are a number of currently available alternative products that are typically used for complex wound treatment, including those made from biologic tissue such as human, porcine, bovine and ovine sources and those made from synthetic materials such as polyethylene, polypropylene or polyester. Biologically-derived products include chemically strengthened, or crosslinked, products and cellular, acellular and amniotic products. We believe characteristics of competing products including (i) the type of tissue or synthetic material utilized, (ii) the processing techniques required and (iii) physical attributes including thickness, porosity, pliability and form, can limit the functional healing response of the body.

Specifically, we believe these limitations include:

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Risk of foreign body response and inflammation.    Use of synthetic and many biologically-derived products can lead to a foreign body response, characterized by chronic inflammation and scarring. Chronic inflammation is associated with extended symptoms of redness, swelling, excess fluid accumulation, pain and scarring and may ultimately lead to the need for further treatment. For those biologically-derived products in which the cells have not been removed from the source tissue, the potential release of cytokines and cellular debris into the wound or defect from these products can trigger a pro-inflammatory response more consistent with scarring and reduce the effectiveness of the treatment.

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Limited remodeling, formation of scar tissue and infection.    Ideally, the treatment of a wound or soft tissue surgical defect with any tissue scaffold product would result in full restoration of natural, functional tissue. Instead, many synthetic and biologically-derived products heal through the formation of scar tissue, thereby limiting the body's healing response and potentially leading to decreased function, prolonged healing times, infection, dehiscence and other surgical complications. For some human- and animal-derived scaffolds, the prolonged exposure to detergents and enzymes used to remove cellular material during the manufacturing process also can limit the body's ability to remodel the scaffold and optimize healing.

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Limited or lack of resorption.    One of the principal limitations of both crosslinked and synthetic products is that the body has difficulty resorbing these products, limiting the body's natural healing process. This lack of resorption can result in complications such as adhesions, fistula formation and product erosion into surrounding tissues and organs.

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Limited application versatility.    The strength levels and handling characteristics of synthetic products vary, which can limit their range of applications depending on the needs for strength and conformability for a given type of wound being treated. Furthermore, most synthetic and biologically-derived products come in sheet form and lack alternative configurations, such as a particulate formulation, making the management of wounds or defects with irregular topographies more difficult.

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Limited storage flexibility and logistical challenges.    Many currently available products have manufacturing and storage limitations that restrict their use and potential range of applications. For example, the composition and manufacturing of these products can limit shelf life, requiring orders on a just-in-time delivery, procedure-by-procedure basis, and may require refrigerated shipping and specialized storage, among other handling challenges. Furthermore, human-derived products may also be subject to strict and cumbersome tissue tracking requirements, adding another logistical hurdle to their use.

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Cost-effectiveness concerns.    The price points for biologically-derived and synthetic products can vary; however, the cost-effectiveness of such products, taking into account both clinical performance and price, is an important consideration for use. While synthetic products can be effective and are typically lower priced, they can lead to costly complications and a higher overall cost of care. Biologically-derived products can be effective when synthetic products fail or are not appropriate, but typically command a higher price. As clinicians and hospitals evaluate the overall cost-effectiveness for wound and hernia repairs, they must weigh any initial savings when selecting a product with the potential costs of future complications and the speed of recovery, particularly in complex patient populations.

KEY ADVANTAGES OF OUR PRODUCTS

Our products support the body's natural remodeling process and address many of the limitations of competitive biologically-derived and synthetic products. The advantages of our products include:

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Clinically favorable healing with reduced foreign body response and inflammation.    Unlike synthetic and many other biologically-derived products, our products are acellular scaffolds that the body recognizes as natural tissue, which facilitates new healthy tissue growth while avoiding foreign body response. Both the non-synthetic and fully resorbable nature of our products allow for rapid cell infiltration in the wound tissue where scarring would typically occur, leading to the restoration of functional tissue with more desirable aesthetic outcomes. Moreover, our products can be placed in challenging defects while avoiding many of the clinical complications associated with chronic inflammation.

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Natural, functional tissue remodeling in place of scar tissue.    Our products facilitate the body's ability to form tissue that has characteristics similar to natural, uninjured tissue. This feature minimizes encapsulation, related infections and complications associated with the formation of scar tissue and tissue adhesions.

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Non-crosslinked and resorbable.    Our products do not require harsh chemicals to decellularize the porcine bladder material. Furthermore, the composition of our products does not require crosslinking to achieve adequate strength. These characteristics allow our products to be highly resorbable by the body, which facilitates the body's natural healing process.

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Broad application versatility.    The physical properties of our technology combined with our ability to offer our products in a variety of forms enable us to address a wide range of clinical applications. Our products are available as flexible sheets that vary in the number of UBM layers and sizing as well as in a particulate formulation that is especially useful for wounds or defects with irregular topographies. In applications like hernia repair, in which strength is a significant consideration, we manufacture various configurations to enable clinicians to provide the appropriate products to their patients. In addition, our sheet and particulate products are cleared by the FDA for concomitant use in wound management, which we believe enables clinicians to more thoroughly and uniformly address the wound site and differentiates us from our competitors.

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Convenience and ease of use.    Our products have a two-year shelf life, can be stored at room temperature and do not require special handling. These attributes may provide greater convenience for our customers compared to other biologically-derived products. Moreover, because our products are not human-derived, they are not subject to The American Association of Tissue Banks requirements, which enables ease of access to our products.

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Cost-effective alternative.    We offer products with high clinical utility as part of the treatment of a broad range of moderate to severe traumatic wounds and the reinforcement of soft tissue surgical defects. We believe that because our products provide durable wound repair and restoration of natural tissue, while avoiding many clinical complications often associated with other biologic and synthetic alternatives, we provide cost-effective solutions.

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OUR GROWTH STRATEGIES

We strive to enhance our position as a leading regenerative medicine company focused on the development, manufacture and commercialization of acute care solutions as part of the treatment and management of moderate to severe wounds and reinforcement of soft tissue surgical defects. In order to achieve this goal, we seek to establish our products as standards of care across multiple delivery channels by employing the following strategies:

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Increase awareness of our products in the markets in which we compete.    While the use of regenerative therapies is increasing, we believe that our products have been shown to offer significant advantages in the management of moderate to severe wounds and reinforcement of soft tissue surgical defects relative to existing competitive regenerative medicine therapies. We intend to broaden our market presence by further increasing awareness of our differentiated technology, products and brand among hospitals, wound care centers, LTACHs, government facilities, ambulatory surgical centers, physician offices and patient advocates, as well as other key clinical and economic decision-makers. In addition, we intend to continue establishing strong relationships with these key constituents by offering comprehensive customer service and clinical education that demonstrates the advantages of using our products.

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Continue the development of data supporting the clinical benefits of UBM.    We intend to grow the body of clinical evidence supporting the benefits and efficacy of UBM in order to further drive adoption of our products. In addition, we expect our sales growth to be bolstered by economic data supporting our products' economic value in the care continuum by reducing potential costs associated with surgical complications and follow-up care. We believe that more robust clinical trials and post-market studies will provide physicians with greater evidence of the safety and efficacy of our products, thereby increasing the likelihood that they would use our products. We are conducting post-market studies which we believe can expand the commercialization potential for our existing portfolio, primarily by broadening clinical differentiation and reimbursement coverage for additional care settings. We believe that expanded reimbursement coverage will increase adoption and sales of our products in certain outpatient settings.

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Expand and enhance the effectiveness of our U.S. commercial organization to achieve greater market adoption.    We intend to grow our sales force and continue to invest in training to further enhance the experience and skills of our sales and marketing personnel. Through disciplined expansion and development of our sales and marketing teams, we intend to focus our sales and marketing efforts to grow our business by:

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Further penetrating existing acute care customer accounts.    We intend to leverage our established contracts with hospitals, hospital networks, GPOs, IDNs and government facilities to drive further penetration in acute care settings, including the more than 1,000 hospitals and post-acute care centers into which we currently sell.

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Growing our acute care customer base.    In addition to our existing acute care accounts, we plan to add new acute care customers, both within the traditional hospital setting, as well as through the targeting of LTACHs and facilities operated by the Department of Veterans Affairs.

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Selectively expanding the sale of our products into non-acute care facilities.    The clinicians who use our UBM products primarily in the hospital setting, including vascular, plastic and general surgeons and podiatrists, also often treat complex wounds in outpatient wound management centers and physician's offices. By leveraging similar call points across the continuum-of-care, we believe our direct sales force will be able to strategically drive adoption and utilization of our

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    products in some non-acute care facilities, representing a potential opportunity for longer-term growth.

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Expand our international sales opportunity.    We believe the global addressable patient population for our products represents a significant growth opportunity. We will continue to work with distributors to attain regulatory approval for our products in additional jurisdictions outside of the United States. Furthermore, we have manufacturing and quality certifications that will facilitate the international expansion of our sales efforts, once the appropriate marketing authorizations are received. We expect to continue to expand our international sales opportunity in the following regions:

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APAC:    China and South Korea represent our most significant opportunities within APAC due to high unmet demand for quality healthcare, increasing initiatives by governments to improve healthcare infrastructure, growing awareness about the clinical benefits of regenerative medicine among end-users and the increasing prevalence of chronic and acute diseases.

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EMEA:    Western Europe represents our most significant opportunity in EMEA due to the increasing incidence of acute and chronic diseases, high awareness about technologically advanced regenerative therapies and the rapidly rising aging population.

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Rest of world:    The need for treatment and management of moderate to severe wounds and reinforcement of soft tissue surgical defects is a global issue. We plan on selectively entering additional international markets based on varying country-specific factors, including the regulatory environment, awareness and advocacy of regenerative medicine technologies, healthcare infrastructure and economic development.

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Expand and enhance our product portfolio, including expanding treatment applications, to grow our addressable markets.    Our products have received numerous 510(k) clearances from the FDA. We intend to submit additional 510(k) premarket notifications in the coming years to pursue a number of initiatives, which include adding features and designs to our existing products, as well as expanding treatment applications for these products. In addition, we are actively considering other product opportunities for which the FDA may require a premarket approval application, or PMA, or biologics license application, or BLA, to commercialize. If successful, we believe these additional applications may provide opportunities to increase future sales by allowing us to address large, underserved markets.

PRECLINICAL STUDIES, POST-MARKET STUDIES AND REGISTRIES

Our UBM technology is validated by substantial preclinical and clinical results including more than 120 peer-reviewed preclinical publications and over 50 peer-reviewed clinical publications that identify UBM's many compositional characteristics and its ability to support the body's natural remodeling process in areas such as wounds, hernia, fascia, cardiac tissue, neural tissue, esophageal tissue, tendon, cartilage and lung. These publications include findings that UBM is gradually resorbed and replaced with natural, functional tissue following implantation, resulting in remodeling with minimal scarring. We believe that by continuing to enhance the clinical data on UBM, we can seek additional marketing authorizations, further drive product utilization in existing markets, enter new markets and potentially enhance reimbursement for our products.

The following tables detail prospective and retrospective studies of MicroMatrix and Cytal wound management products and Gentrix surgical and hernia repair products. This breadth of clinical literature demonstrates our products' ability to manage various acute and chronic wounds, including traumatic and surgical wounds, hernias, among other medical conditions and applications. The use of our products in the publications referenced below and the images include uses that have been cleared by the FDA and some uses that the FDA may maintain fall outside of the cleared indications for use.

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Peer-reviewed clinical publications—wound management

Author	Year	Title	Journal

Kraemer et al	2019	Use of Porcine Urinary Bladder Matrix in the Head and Neck Region	Regenerative Medicine and Plastic Surgery

Wilson et al	2019	Novel Use of Porcine Urinary Bladder Matrix in the Exenterated Socket	Ophthalmic Plastic and Reconstructive Surgery

Puckett et al	2019	A Case Series of Successful Abdominal Closure Utilizing a Novel Technique Combining a Mechanical Closure System With a Biologic Xenograft That Accelerates Wound Healing	Journal of Visualized Experiments

Micallef et al	2019	A Value Analysis of Microsurgical Lower Extremity Reconstruction vs. Acellular Urinary Bladder Matrix (UBM) for Radiation Wounds of the Lower Extremity	Journal of Surgical Case Reports

Dillingham et al	2019	Managing Ulcers Associated with Pyoderma Gangrenosum with a Urinary Bladder Matrix and Negative-Pressure Wound Therapy	Advances in Skin & Wound Care

Paige et al	2019	Modulation of Inflammation in Wounds of Diabetic Patients Treated with Porcine Urinary Bladder Matrix	Regenerative Medicine and Plastic Surgery

Fokin et al	2018	Extracellular Matrix Applications in the Treatment of Open Fractures with Complex Wounds and Large Soft Tissue Defects	Journal of Orthopaedic Trauma

Assam, Spanos	2018	Oral Cavity Reconstruction Outcomes Using a Porcine Urinary Bladder Matrix: A Retrospective Case Series	Wounds

Shanti et al	2017	Porcine Urinary Bladder Extracellular Matrix for the Salvage of Fibula Free Flap Skin Paddle: Technical Note and Description of a Case	Craniomaxillofacial Trauma & Reconstruction

Puckett et al	2017	Porcine Urinary Bladder Matrix for Management of Infected Radiation Mastectomy Wound	Cureus

Alvarez et al	2017	Diabetic Foot Ulcers Treated With Porcine Urinary Bladder Extracellular Matrix and Total Contact Cast: Interim Analysis of a Randomized, Controlled Trial	Wounds

Kim et al	2016	New Innovations for Deep Partial-Thickness Burn Treatment with ACell MatriStem Matrix	Advances in Wound Care

Kraemer et al	2016	Management of Open Lower Extremity Wounds With Concomitant Fracture Using a Porcine Urinary Bladder Matrix	Wounds

Sivak et al	2016	Decellularized Matrix and Supplemental Fat Grafting Leads to Regeneration following Traumatic Fingertip Amputation	Plastic and Reconstructive Surgery—Global Open

Geiger et al	2016	Management of Open Distal Lower Extremity Wounds With Exposed Tendons Using Porcine Urinary Bladder Matrix	Wounds

Frykberg et al	2016	Evaluation of Tissue Engineering Products for the Management of Neuropathic Diabetic Foot Ulcers: An Interim Analysis	Journal of Wound Care

Dorman et al	2016	Novel Use of Porcine Urinary Bladder Matrix for Pediatric Pilonidal Wound Care: Preliminary Experience	Pediatric Surgery International

Melville et al	2016	The Use of Acellular Urinary Bladder Matrix as Coverage for Fasciocutaneous Free Flap Donor Sites: An Alternative to Traditional Grafting Procedures	Journal of Oral and Maxillofacial Surgery

Valerio et al	2015	The Use of Urinary Bladder Matrix in the Treatment of Trauma and Combat Casualty Wound Care	Regenerative Medicine

Lanteri et al	2014	The Use of Urinary Bladder Matrix in the Treatment of Complicated Open Wounds	Wounds

Fleming et al	2014	Application of the Orthoplastic Reconstructive Ladder to Preserve Lower Extremity Amputation Length	Annals of Plastic Surgery

Sasse et al	2013	Accelerated Healing of Complex Open Pilonidal Wounds using MatriStem Extracellular Matrix Xenograft: Nine Cases	Journal of Surgical Case Reports

Rommer et al	2013	Urinary Bladder Matrix for the Treatment of Recalcitrant Nonhealing Radiation Wounds	Advances in Skin and Wound Care

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Author	Year	Title	Journal

Kruper et al	2013	Salvage of Failed Local and Regional Flaps with Porcine Urinary Bladder Extracellular Matrix Aided Tissue Regeneration	Case Reports in Otolaryngology

LeCheminant et al	2012	Porcine Urinary Bladder Matrix: A Retrospective Study and Establishment of Protocol	Journal of Wound Care

Mitchell, Gallagher	2012	Porcine Bladder Extracellular Matrix for Closure of a Large Defect in a Burn Contracture Release	Journal of Wound Care

Kimmel et al	2010	The Clinical Effectiveness in Wound Healing With Extracellular Matrix Derived From Porcine Urinary Bladder Matrix: A Case Series on Severe Chronic Wounds	The Journal of the American College of Certified Wound Specialists

The following published images are examples of MicroMatrix and Cytal wound product use for the management of traumatic wounds. The authors of the respective publications, included in the table above, conclude that UBM provides an off-the-shelf solution to aid in soft tissue and limb salvage as well as wound closure by facilitating vascular tissue formation over avascular structures, ischemic wound beds and/or contaminated wounds.

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Valerio IL, et al. The Use of Urinary Bladder Matrix in the Treatment of Trauma and Combat Casualty Wound Care. Regen Med. 2015.

A

(A) Open comminuted fracture of the arm with large soft tissue defect to the antecubital fossa with exposed neurovascular structures.

B

(B) Integration of the xenograft (MicroMatrix and Cytal wound management devices) and development of granulation tissue two and a half weeks after injury.

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(C) Complete healing of the wound.

Fokin AA, et al. Extracellular Matrix Applications in the Treatment of Open Fractures with Complex Wounds and Large Soft Tissue Defects. J Ortho Trauma. 2018.

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Peer-reviewed clinical publications—surgical reinforcement and hernia repair

Author	Year	Title	Journal

Sasse et al	2019	Large Hiatal Hernia Repair with Urinary Bladder Matrix Graft Reinforcement and Concomitant Sleeve Gastrectomy	Journal of the Society of Laparoendoscopic Surgeons

Sasse et al	2018	Long-Term Clinical, Radiological, and Histological Follow-Up After Complex Ventral Incisional Hernia Repair Using Urinary Bladder Matrix Graft Reinforcement: A Retrospective Cohort Study	Hernia

Wang et al	2018	Symptomatic, Radiological, and Quality of Life Outcome of Paraesophageal Hernia Repair With Urinary Bladder Extracellular Surgical Matrix: Comparison With Primary Repair	Surgical Laparoscopy Endoscopy & Percutaneous Techniques

Mahajan et al	2018	Successful Endobronchial Treatment of a Non-Healing Tracheoesophageal Fistula from a Previous Histoplasmosis Capsulatum Infection Using Decellularized Porcine Urinary Bladder Matrix	Journal of Surgical Case Reports

Gupta et al	2018	Repair of Colonic Neovaginal Stenosis Using a Biological Graft in a Male-to-Female Transgender Patient	International Urogynecology Journal

Howell et al	2018	Paraesophageal Hiatal Hernia Repair With Urinary Bladder Matrix Graft	Journal of the Society of Laparoendoscopic Surgeons

Zografakis et al	2018	Urinary Bladder Matrix Reinforcement for Laparoscopic Hiatal Hernia Repair	Journal of the Society of Laparoendoscopic Surgeons

Mehta et al	2017	Laparoscopic Rectopexy with Urinary Bladder Xenograft Reinforcement	Journal of the Society of Laparoendoscopic Surgeons

Devakumar et al	2017	Transvaginal Repair of Complex Rectovaginal Fistulas Using the Porcine Urinary Bladder Matrix as an Augmenting Graft	Female Pelvic Medicine & Reconstructive Surgery

Ansari, Karram	2017	Two Cases of Female Urethral Reconstruction with Acellular Porcine Urinary Bladder Matrix	International Urogynecology Journal

Abu Saleh et al	2016	Right Atrial Tumor Resection and Reconstruction with Use of an Acellular Porcine Bladder Membrane	Texas Heart Institute Journal

Reznichenko	2016	Different Biologic Grafts for Diaphragmatic Crura Reinforcement During Laparoscopic Repair of Large Hiatal Hernia: A Six-Year Single Surgeon Experience	Journal of Medical Implants & Surgery

Reznichenko	2016	Extracellular Matrix Scaffold in Diaphragmatic Crura Reinforcement During Laparoscopic Repair of Large Hiatal Hernia	Journal of Surgery & Transplantation Science

Sasse et al	2016	Hiatal Hernia Repair with Novel Biological Graft Reinforcement	Journal of the Society of Laparoendoscopic Surgeons

Ogaya-Pinies et al	2016	Use of Scaffolding Tissue Biografts To Bolster Vesicourethral Anastomosis During Salvage Robot-assisted Prostatectomy Reduces Leak Rates and Catheter Times	European Urology

Abu Saleh et al	2016	Case Report: Cardiac Tumor Resection And Repair With Porcine Xenograft	Methodist DeBakey Cardiovascular Journal

Abu Saleh et al	2016	Case Report: A Rare Case of Left Atrial Hemangioma: Surgical Resection and Reconstruction	Methodist DeBakey Cardiovascular Journal

Afaneh et al	2015	Esophageal Reinforcement with an Extracellular Scaffold During Total Gastrectomy for Gastric Cancer	Annals of Surgical Oncology

Iorio, Blumberg	2015	Short-term Results of Treating Primary and Recurrent Anal Fistulas with a Novel Extracellular Matrix Derived from Porcine Urinary Bladder	The American Surgeon

Nieponice et al	2014	Patch Esophagoplasty: Esophageal Reconstruction Using Biologic Scaffolds	Annals of Thoracic Surgery

Sicari et al	2014	An Acellular Biologic Scaffold Promotes Skeletal Muscle Formation in Mice and Humans with Volumetric Muscle Loss	Science Translational Medicine

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Comparison of preclinical and clinical results in hernia repair

A preclinical ovine model, conducted in 2018 by PreClinical Research Services, Inc. and sponsored by us, evaluated tissue remodeling and mechanical characteristics of (1) Gentrix Surgical Matrix devices, (2) a commercially available acellular dermal matrix, or ADM, and (3) a commercially available resorbable synthetic. At 90 days, the Gentrix devices showed complete remodeling of the device, noted by histological similarities to uninjured fascia. Furthermore, the overall tissue strength of Gentrix increased over time (noted at 30 and 90 days) while maintaining stiffness comparable to normal, uninjured tissue. The ADM was observed to have limited remodeling characteristics, yielded a decrease in overall strength and maintained relative stiffness comparable to uninjured fascia. The resorbable synthetic was observed to have exhibited clear fibrotic encapsulation and increased in strength over time, but also increased in stiffness. Increased stiffness equates to reduced elasticity of the tissue.

One retrospective clinical ventral hernia study, published by Sasse et al in Hernia (2018), evaluated the use of Gentrix Surgical Matrix Thick when used to reinforce complex ventral hernia repairs, or VHR. Sixty-four patients underwent repair of complex incisional ventral hernias with Gentrix reinforcement. Overall, the patient population was deemed complex with 84% classified as "severe" (Slater severity classification system). Thirty-eight patients (59%) had a failed previous hernia repair, including eleven cases involving excision of prior synthetic mesh. Forty-two patients (66%) had concomitant procedures performed. Post-operative follow-up ranged from 12-70 months, with a median follow-up time of 36 months. A 24-month statistical analysis displayed a 4% recurrence rate, while the overall recurrence rate was 15.6%. Radiographic and histological imaging displayed a long-term, durable, biomechanically functional repair. Study results provide clinical evidence of safety and efficacy when utilizing Gentrix for reinforcement following a complex ventral hernia repair.

Comparatively and for purposes of illustration, a study of hernia patients published by Rosen et al in the Annals of Surgery (2013) reported retrospective results of 128 patients undergoing single-staged VHR in a contaminated field with biologically-derived devices, not including Gentrix, over a five-year period from a prospectively maintained database. Outcome measures included safety, wound complication and hernia recurrence using various hernia repair products. The mean follow-up was at 21.7 months with a 31.3% recurrence rate and a 47.7% wound event rate. In addition, another complex ventral hernia study published by Huntington et al in Surgery (2016), which did not evaluate Gentrix, demonstrated similar challenges with biologically-derived devices. Specifically, the study results reported that 223 patients undergoing complex VHR with biologically-derived devices over a nine-year period of time showed hernia recurrences of 14.7% to 59.1%, depending on device used. The study results also observed a high rate of subsequent wound interventions ranging from 13.6% to 37.9%. A third comparative study published by Itani et al in Surgery (2012) utilized porcine acellular dermis in a similar fashion as described above and noted recurrence and wound event rates at 24 months of 23% and 66%, respectively.

These results involving competitive biologically-derived hernia repair devices highlight outcomes when used in ventral hernia repair procedures. Although Gentrix was not evaluated in these third-party studies, the outcomes provide a general baseline for comparison or meta-analysis to the Gentrix results observed in the Sasse et al study above, which involved similar procedures and patients with similar hernia complexity, based on standardized hernia grading systems.

SALES AND MARKETING

Our direct sales and marketing team consists of over 190 professionals with backgrounds in the medical device, biotechnology and pharmaceutical industries.

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Sales

We drive continued adoption of our products through our direct sales force, which consists of over 160 dedicated, surgically-focused representatives who are trained in the clinical benefits of our products. This sales force targets acute care call-points including hospitals, hospital-based wound management centers and government hospitals. To complement our direct sales efforts, we also have established a national accounts team that supports our commercial efforts with GPOs, IDNs and government facilities, including Department of Veterans Affairs and Department of Defense medical facilities. Specifically, we have contracts with all of the large domestic GPOs across our product portfolio and a federal supply schedule contract with the Department of Veterans Affairs. Our purchase agreements with our clinical customers allow our sales representatives to gain access into many different hospitals, creating opportunities to build long term relationships and increase usage of our products within these accounts. Our sales force is supported by in-house serialization and scanning technologies that enable us to track our products in real-time to monitor inventory levels while allowing proactive distribution of our products as needed, minimizing the likelihood of product shortages.

We are not dependent on any single customer for a material portion of our revenue. Our sales model involves multiple points of contact within each customer facility, and we believe that it is scalable as we continue to increase the size of our sales force and our penetration within our existing acute care customer accounts.

Marketing

Establishing our products as the new standard of care among healthcare providers is the driving objective of our marketing team. Our marketing teams consist of the following:

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Product management.    Our product managers coordinate new product launches and campaigns dedicated to helping further expand our reach into new and existing markets.

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Marketing communications.    Our marketing communications team is focused on graphic design, tradeshow management, branding and public relations. These functions and related tasks are primarily performed in-house.

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Customer service and reimbursement support.    Our customer service team serves each of the regions within the United States with a dedicated representative to respond to customer and sales representative needs in their geographic area. This personalized approach is designed to establish trust and maintain loyalty. Our third-party reimbursement support, backed by The Pinnacle Health Group, assists clinicians, payors and patients. Our reimbursement offerings include services such as benefit verification, claims appeals and prior authorization support, among others.

International

Outside the United States, our strategy involves the utilization of distribution arrangements with third-party distributors, who are generally responsible for regulatory approval and marketing our products within their respective geographic territories. All of our products are currently approved for marketing in Canada and many of our products are currently approved for marketing in Saudi Arabia. We have exclusive distribution agreements with distributors in these countries, as well as eight additional countries in which we are seeking regulatory approval. We intend to enter into agreements in additional international markets. In the future, we may elect to market our products directly in select geographic regions outside of the United States.

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MANUFACTURING

We manufacture our products at our facilities located in Lafayette, Indiana and Columbia, Maryland. Our manufacturing facilities contain controlled environments and ISO class 7 clean rooms. Our facility located in Lafayette, Indiana processes all of the material used in our products and manufactures the majority of our products. Our facility located in Columbia, Maryland, which is redundant to our Lafayette, Indiana facility with respect to manufacturing, handles all distribution of our products. We do not expect any capacity issues in the foreseeable future and believe that our manufacturing facilities will remain capable of providing sufficient quantities of our products to meet anticipated customer demands.

While we manufacture our products exclusively at our Lafayette, Indiana and Columbia, Maryland manufacturing facilities, we utilize third-party suppliers for the raw materials used in the manufacturing of our products. We obtain our supply of porcine urinary bladders from multiple sources under long-term supply agreements.

Manufacturing our products is highly complex and involves a number of regulatory requirements and significant proprietary know-how and trade secrets. Members of our manufacturing team have spent almost two decades developing, scaling and continuously refining the manufacturing process for our products. We have developed numerous trade secrets, including the precise processes for preparing our raw materials and for engineering this material into sheet and particulate forms—that are usable for a variety of applications—while maintaining the physical properties that distinguish the performance of our products from other products on the market. We believe our manufacturing experience and proprietary know-how, trade secrets and patented technology represent a significant barrier to entry for potential competitors.

COMPETITION

We operate in a highly competitive market characterized by rapid technological change. We compete with both alternative regenerative medicine products and synthetic products based on efficacy, price, ease of use, reimbursement, customer support services and healthcare provider education. We face competition from various industry participants, including medical device companies, pharmaceutical companies, biotechnology companies, academic institutions, government agencies, as well as private and public research institutions. Some of our potential competitors may have:

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greater financial and human resources for product development, sales and marketing;

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greater domestic and international name recognition and more product familiarity among physicians;

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broader and more established relationships with physicians, hospitals and third-party payors;

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broader product lines and the ability to offer lower prices or rebates or bundle products to offer greater discounts or incentives;

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a greater body of clinical data supporting the efficacy and safety of their products, and the ability and resources to continue to develop supportive clinical data;

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broader intellectual property protection for their technology and products;

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broader and more established domestic and international sales and marketing and distribution networks; and

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more experience in conducting research and development, manufacturing, preparing regulatory submissions and obtaining regulatory clearance or approval for products, both in the United States and in foreign jurisdictions.

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In the market for wound management, which includes burn care, we primarily compete against products marketed by Avita Medical Ltd., Integra LifeSciences Holdings Corporation, MiMedx Group, Inc., Organogenesis Holdings Inc., Osiris Therapeutics, Inc., a subsidiary of Smith & Nephew plc, and Vericel Corporation.

In the market for hernia repair, we primarily compete against products marketed by C.R. Bard, Inc., a subsidiary of Becton, Dickinson and Company, Cook Biotech Inc., Ethicon LLC, a subsidiary of Johnson & Johnson, Integra LifeSciences Holdings Corporation, LifeCell Corporation, a subsidiary of Allergan plc, Medtronic plc, TELA Bio, Inc. and W. L. Gore & Associates, Inc.

We believe that the unique clinical and economic benefits of using our products, the breadth of our product portfolio, our customer support services and our established customer relationships and reputation offer us significant advantages over our competitors.

INTELLECTUAL PROPERTY

We believe that to have a competitive advantage we must develop, maintain and protect the proprietary aspects of our technologies. We rely on a combination of trade secrets, trademarks, patents and other intellectual property laws, as well as nondisclosure agreements and other measures to protect our intellectual property rights. Our success will partly depend on our ability to obtain and maintain proprietary protection for the technologies and products we consider important to our business, preserve the confidentiality of our trade secrets and operate our business without infringing the patents and proprietary rights of third parties.

Trade secrets, know-how and other measures

We rely primarily on trade secrets and know-how to develop and maintain our competitive position. For example, significant aspects of the process by which we manufacture our products and our proprietary UBM technology platform are based on trade secrets and know-how. Trade secrets and know-how can be difficult to protect. We seek to protect our proprietary technology and processes, in part, by confidentiality agreements with our employees, consultants, advisors, vendors and other commercial partners. We also require our employees, consultants and advisors who develop intellectual property for us to assign to us their rights to all intellectual property developed in connection with their relationship with us. These agreements are designed to protect our proprietary information and, in the case of invention assignment agreements, to grant us ownership of technologies that are developed through a relationship with a third party. We also seek to preserve the integrity and confidentiality of our data, trade secrets and know-how by maintaining physical security of our premises and physical and electronic security of our information technology systems.

Trademarks

Further, we seek trademark protection in the USPTO and appropriate offices in foreign countries where we do business, when appropriate, to distinguish our products from our competitors' products. We have registered seven trademarks with the USPTO and have filed two additional trademark applications in the United States. We also have filed and obtained 44 trademark registrations for our marks in over 30 foreign countries. We own the following marks referred to in this prospectus pursuant to applicable U.S. intellectual property laws: ACell, MicroMatrix, Cytal, Gentrix, MatriStem, MatriStem MicroMatrix, MatriStem UBM, MatriStem Urinary Bladder Matrix and ACell Vet.

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Patents

We also seek patent protection in the United States and foreign jurisdictions. As of December 31, 2019, we owned 108 issued patents globally, of which 36 were U.S. patents, and 31 pending patent applications, of which nine were pending in the United States. Outside of the United States, we own issued patents or patent applications in France, Germany, Italy, Sweden, the United Kingdom, China, Canada, Japan, South Korea and Australia. Our issued patents cover, among other things, devitalized acellular tissue regeneration compositions, tissue graft compositions made of materials of variable densities and methods of manufacturing bioactive gels from ECM material. Our pending patent applications encompass additional areas including ECMs with bactericidal or bacteriostatic characteristics and ECM foam. Subject to payment of required maintenance fees, annuities and other charges, our issued patents are currently expected to expire between 2020 and 2035. The core U.S. and foreign patents with claims directed to our currently marketed products will expire between October 2020 and January 2021. In response to the expiration of those patents, we intend to continue to internally develop patents and look to license existing patented technologies to incorporate into or enhance our current and future products. The loss of patent protection may not have a material effect on company business because of the proprietary nature of our manufacturing processes, reliance upon trade secrets and know-how to protect company products and the substantial capital expenditure that any potential competitor would need to incur to establish and validate a manufacturing facility and obtain clearance for a competing product.

GOVERNMENT REGULATION

FDA regulation

Our products and our operations are subject to extensive regulation by the FDA and other federal and state authorities, as well as comparable authorities in foreign jurisdictions, which are discussed below. Our products are subject to regulation as medical devices in the United States under the Federal Food, Drug, and Cosmetic Act, or FDCA, as implemented and enforced by the FDA.

The FDA regulates the development, design, non-clinical and clinical research, manufacturing, safety, efficacy, labeling, packaging, storage, installation, servicing, recordkeeping, premarket clearance or approval, import, export, adverse event reporting, advertising, promotion, marketing and distribution of medical devices in the United States to ensure that medical devices distributed domestically are safe and effective for their intended uses and otherwise meet the requirements of the FDCA. Failure to comply with applicable requirements may subject a device and/or its manufacturer to a variety of administrative sanctions, such as FDA refusal to approve pending premarket applications, issuance of warning letters, mandatory product recalls, import detentions, civil monetary penalties, and/or judicial sanctions, such as product seizures, injunctions and criminal prosecution.

FDA premarket clearance and approval requirements

Unless an exemption applies, each medical device commercially distributed in the United States requires either FDA clearance of a 510(k) premarket notification, approval of a premarket approval, or PMA, or grant of a De Novo request for classification. Under the FDCA, medical devices are classified into one of three classes—Class I, Class II or Class III—depending on the degree of risk associated with each medical device and the extent of manufacturer and regulatory control needed to provide reasonable assurance of its safety and effectiveness. Classification of a device is important because the class to which a device is assigned determines, among other things, the necessity and type of FDA review required prior to marketing the device.

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Class I devices are those for which safety and effectiveness can be reasonably assured by adherence to FDA's "general controls" for medical devices, which include compliance with the applicable portions of the FDA's Quality System Regulation, or QSR, facility registration and product listing, reporting of adverse medical events and malfunctions through the submission of Medical Device Reports, or MDRs, and appropriate, truthful and non-misleading labeling, advertising, and promotional materials. Some Class I or low risk devices also require premarket clearance by the FDA through the 510(k) premarket notification process described below.

Class II devices are moderate risk devices subject to FDA's general controls, and any other "special controls" deemed necessary by FDA to ensure the safety and effectiveness of the device, such as performance standards, product-specific guidance documents, special labeling requirements, patient registries or post-market surveillance. Premarket review and clearance by the FDA for Class II devices is accomplished through the 510(k) premarket notification process, though certain Class II devices are exempt from this premarket review process. When required, the manufacturer must submit to the FDA a premarket notification, or 510(k), submission demonstrating that the device is "substantially equivalent" to a legally marketed device, which in some cases may require submission of clinical data. Unless a specific exemption applies, 510(k) premarket notification submissions are subject to user fees. If the FDA determines that the device, or its intended use, is not substantially equivalent to a legally marketed device, the FDA will place the device, or the particular use of the device, into Class III, and the device sponsor must then fulfill much more rigorous premarketing requirements.

Class III devices include devices deemed by the FDA to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices and devices deemed not substantially equivalent to a predicate device following a 510(k) submission. The safety and effectiveness of Class III devices cannot be reasonably assured solely by general or special controls. Submission and FDA approval of a premarket approval, or PMA, application is required before marketing of a Class III device can proceed. As with 510(k) submissions, unless subject to an exemption, PMA submissions are subject to user fees. The PMA process is much more demanding than the 510(k) premarket notification process. A PMA application, which is intended to demonstrate that the device is reasonably safe and effective for its intended use, must be supported by extensive data, typically including data from preclinical studies and human clinical trials.

Some pre-amendment devices (devices that were on the market prior to May 28, 1976) are unclassified, but are subject to FDA's premarket notification and clearance process in order to be commercially distributed. To date our currently marketed products are classified in Class II, except for our wound management devices that are unclassified and subject to premarket notification.

Certain tissue-engineered products do not meet the criteria to be classified as medical devices and may be regulated as biological products under Section 351 of the Public Health Service Act and also, in some respects, as drugs under the FDCA. Before a biological product can be marketed in interstate commerce, it must receive approval of a Biologics License Application, or BLA, by the FDA. Although we do not currently market any biological products, we may consider pursuing potential product opportunities that may require BLA approval. Should we choose to manufacture any potential product opportunities that require BLA approval in the future, the process must comply with the FDA's current good manufacturing, or cGMP, regulations, which are designed to ensure that finished products are not adulterated or misbranded or otherwise in violation of the requirements of the FDCA.

  510(k) Marketing clearance pathway

Our current products are subject to premarket notification and clearance under section 510(k) of the FDCA. To obtain 510(k) clearance for a medical device, an applicant must submit to the FDA a

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premarket notification, or 510(k), submission demonstrating that the proposed device is "substantially equivalent" to a legally marketed device, known as a "predicate device." A legally marketed predicate device may include a device that was legally marketed prior to May 28, 1976 for which a PMA is not required (known as a "pre-amendments device" based on the date of enactment of the Medical Device Amendments of 1976), a device that has been reclassified from Class III to Class II or Class I, or a device that was found substantially equivalent through the 510(k) process. A device is substantially equivalent if, with respect to the predicate device, it has the same intended use and has either (i) the same technological characteristics, or (ii) different technological characteristics, but the information provided in the 510(k) submission demonstrates that the device does not raise new questions of safety and effectiveness and is at least as safe and effective as the predicate device. A showing of substantial equivalence sometimes, but not always, requires clinical data.

Before the FDA will accept a 510(k) submission for substantive review, the FDA will first assess whether the submission satisfies a minimum threshold of acceptability. If the FDA determines that the 510(k) submission is incomplete, the FDA will issue a "Refuse to Accept" letter which generally outlines the information the FDA believes is necessary to permit a substantive review and to reach a determination regarding substantial equivalence. An applicant must submit the requested information within 180 days before the FDA will proceed with additional review of the submission. Once the 510(k) submission is accepted for review, by regulation, the FDA has 90 calendar days to review and issue a determination. As a practical matter, clearance often takes longer. The FDA may require additional information, including clinical data, to make a determination regarding substantial equivalence.

If the FDA agrees that the device is substantially equivalent to a predicate device currently on the market, it will grant 510(k) clearance to commercially market the device. If the FDA determines that the device is "not substantially equivalent" to a previously cleared device, for example, due to a finding of a lack of a predicate device, that the device has a new intended use or different technological characteristics that raise different questions of safety or effectiveness when the device is compared to the cited predicate device, the device is automatically designated as a Class III device. The device sponsor must then fulfill more rigorous PMA requirements, or can request a risk-based classification determination for the device in accordance with the "de novo" process, which is a route to market for novel medical devices that are low to moderate risk and are not substantially equivalent to a predicate device. If the FDA determines that the information provided in a 510(k) is insufficient to demonstrate substantial equivalence to the predicate device, the FDA generally identifies the specific information that needs to be provided so that the FDA may complete its evaluation of substantial equivalence, and such information may be provided to the 510(k) within the time allotted by the FDA or in a new 510(k) should the original 510(k) have been withdrawn.

After a device receives 510(k) marketing clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change or modification in its intended use, will require a new 510(k) marketing clearance or, depending on the modification, PMA approval. The determination as to whether or not a modification could significantly affect the device's safety or effectiveness is initially left to the manufacturer using available FDA guidance. Many minor modifications today are accomplished by a "letter to file" in which the manufacture documents the rationale for the change and why a new 510(k) is not required. However, the FDA may review such letters to file to evaluate the regulatory status of the modified product at any time and may require the manufacturer to cease marketing and recall the modified device until 510(k) clearance or PMA approval is obtained. The manufacturer may also be subject to significant regulatory fines or penalties.

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  PMA approval pathway

Class III devices require PMA approval before they can be marketed although some pre-amendment Class III devices for which FDA has not yet required a PMA are cleared through the 510(k) process. The PMA process is generally more demanding than the 510(k) premarket notification process. In a PMA the manufacturer must demonstrate that the device is reasonably safe and effective, and the PMA must be supported by extensive data, including data from preclinical studies and human clinical trials. The PMA must also contain a full description of the device and its components, a full description of the methods, facilities and controls used for manufacturing, and proposed labeling. Following receipt of a PMA, the FDA determines whether the application is sufficiently complete to permit a substantive review. If FDA accepts the application for review, it has 180 days under the FDCA to complete its review of a PMA, although in practice, the FDA's review often takes significantly longer, and can take up to several years. An advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. The FDA may or may not accept the panel's recommendation. In addition, the FDA will generally conduct a pre-approval inspection of the applicant or its third-party manufacturers' or suppliers' manufacturing facility or facilities to ensure compliance with the QSR.

The FDA will approve the new device for commercial distribution if it determines that the data and information in the PMA constitute valid scientific evidence and that there is reasonable assurance that the device is safe and effective for its intended use(s). The FDA may approve a PMA with post-approval conditions intended to ensure the safety and effectiveness of the device, including, among other things, restrictions on labeling, promotion, sale and distribution, and collection of long-term follow-up data from patients in the clinical study that supported PMA approval or requirements to conduct additional clinical studies post-approval. The FDA may condition PMA approval on some form of post-market surveillance when deemed necessary to protect the public health or to provide additional safety and efficacy data for the device in a larger population or for a longer period of use. In such cases, the manufacturer might be required to follow certain patient groups for a number of years and to make periodic reports to the FDA on the clinical status of those patients. Failure to comply with the conditions of approval can result in material adverse enforcement action, including withdrawal of the approval.

Certain changes to an approved device, such as changes in manufacturing facilities, methods, or quality control procedures, or changes in the design performance specifications, that affect the safety or effectiveness of the device, require submission of a PMA supplement. PMA supplements often require submission of the same type of information as a PMA, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA and may not require as extensive clinical data or the convening of an advisory panel. Certain other changes to an approved device require the submission of a new PMA, such as when the design change causes a different intended use, mode of operation, and technical basis of operation, or when the design change is so significant that a new generation of the device will be developed, and the data that were submitted with the original PMA are not applicable for the change in demonstrating a reasonable assurance of safety and effectiveness. None of our products are currently approved under a PMA. However, we may in the future develop devices which will require the approval of a PMA.

  BLA approval pathway

Biological products, or biologics, require FDA approval of a Biologics License Application, or BLA, to be marketed. In order to be approved, a BLA must demonstrate the safety, purity, and potency of the product candidate based on results of preclinical studies and clinical trials. A BLA must also contain extensive Chemistry, Manufacturing and Control, or CMC, information, and the applicant must pass

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an FDA pre-approval inspection of the manufacturing facility or facilities at which the biologic is produced to assess compliance with the FDA's current good manufacturing practice. Satisfaction of FDA approval requirements for biologics typically takes several years and the actual time required may vary substantially based on the type, complexity and novelty of the product. None of our products are currently approved under a BLA. However, we may in the future develop products which will require the approval of a BLA.

The steps for obtaining FDA approval of a BLA to market a biologic in the United States include:

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completion of preclinical laboratory tests, animal studies and formulation studies under the FDA's good laboratory practices regulations;

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submission to the FDA of an Investigational New Drug Application, or IND, for human clinical testing, which must become effective before human clinical trials may begin and which must include independent Institutional Review Board, or IRB, approval at each clinical site before the trials may be initiated;

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performance of adequate and well-controlled clinical trials in accordance with Good Clinical Practices to establish the safety and efficacy of the product for each indication;

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submission to the FDA of a BLA, which contains detailed information about the CMC for the product, reports of the outcomes and full data sets of the preclinical testing and clinical trials, and proposed labeling and packaging for the product;

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satisfactory review of the contents of the BLA by the FDA, including the satisfactory resolution of any questions raised during the review;

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satisfactory completion of an FDA Advisory Committee review, if applicable;

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satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the product is produced to assess compliance with cGMP regulations, to assure that the facilities, methods and controls are adequate to ensure the product's identity, strength, quality and purity; and

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FDA approval of the BLA including agreement on post-marketing commitments, if applicable.

Preclinical tests include laboratory evaluations of product chemistry, toxicity and formulation, as well as animal studies. An IND sponsor must submit the results of the preclinical tests, together with manufacturing information and analytical data, to the FDA as part of the IND. Some preclinical testing may continue after the IND is submitted. The IND must become effective before human clinical trials may begin. An IND will automatically become effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions about issues such as the conduct of the trials and or supporting preclinical data as outlined in the IND. In that case, the IND sponsor and the FDA must resolve any outstanding FDA concerns or questions before clinical trials can proceed. In other words, submission of an IND may not result in the FDA allowing clinical trials to commence.

Before approving a BLA, the FDA generally inspects the facility or the facilities at which the product is manufactured. The FDA will not approve the product if it finds that the facility does not appear to be in cGMP compliance. If the FDA determines the application, manufacturing process or manufacturing facilities are not acceptable, it will either not approve the application or issue a complete response letter in which it will outline the deficiencies in the BLA and provide the applicant an opportunity to submit additional information or data to address the deficiencies. Notwithstanding the submission of any requested additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

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De novo classification

Medical device types that the FDA has not previously classified as Class I, II or III are automatically classified into Class III regardless of the level of risk they pose. To market low to moderate risk medical devices that are automatically placed into Class III due to the absence of a predicate device, a manufacturer may request a de novo classification. This procedure allows a manufacturer whose novel device is automatically classified into Class III to request classification of its medical device into Class I or Class II on the basis that the device presents low or moderate risk, rather than requiring the submission and approval of a PMA application. A medical device may be eligible for de novo classification if the manufacturer first submitted a 510(k) premarket notification and received a determination from the FDA that the device was not substantially equivalent or a manufacturer may request de novo classification directly without first submitting a 510(k) premarket notification to the FDA and receiving a not substantially equivalent determination. The FDA is required to classify the device within 120 days following receipt of the de novo application, although in practice, the FDA's review may take significantly longer. During the pendency of FDA's review, FDA may issue an additional information letter, which places the de novo request on hold and stops the review clock pending receipt of the additional information requested. In the event the de novo requestor does not provide the requested information within 180 calendar days, FDA will consider the de novo request to be withdrawn. If the manufacturer seeks reclassification into Class II, the manufacturer must include a draft proposal for special controls that are necessary to provide a reasonable assurance of the safety and effectiveness of the medical device. In addition, the FDA may reject the de novo request for classification if it identifies a legally marketed predicate device that would be appropriate for a 510(k) or determines that the device is not low to moderate risk or that general controls would be inadequate to control the risks and special controls cannot be developed. In the event FDA determines the data and information submitted demonstrate that general controls or general and special controls are adequate to provide reasonable assurance of safety and effectiveness, FDA will grant the de novo request for classification. When FDA grants a de novo request for classification, the device is granted marketing authorization and further can serve as a predicate for future devices of that type, through a 510(k) premarket notification.

Clinical trials

Clinical trials are typically required to support a PMA, BLA and often for a de novo request for classification, and are sometimes required to support a 510(k) submission. All clinical investigations of devices to determine safety and effectiveness must be conducted in accordance with the FDA's investigational device exemption, or IDE, regulations which govern investigational device labeling, prohibit promotion of the investigational device, and specify an array of recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators. If the device presents a "significant risk," as defined by the FDA, to human health, the FDA requires the device sponsor to submit an IDE application to the FDA, which must be approved prior to commencing human clinical trials. A significant risk device is one that presents a potential for serious risk to the health, safety or welfare of a patient and either is implanted, purported or represented to be used in supporting or sustaining human life, is for a use that is substantially important in diagnosing, curing, mitigating or treating disease or otherwise preventing impairment of human health, or otherwise presents a potential for serious risk to a subject. An IDE application must be supported by appropriate data, such as animal and laboratory test results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. A clinical trial may begin 30 days after receipt of the IDE by the FDA unless the FDA notifies the company that the investigation may not begin. If the FDA determines that there are deficiencies or other concerns with an IDE for which it requires modification, the FDA may permit a clinical trial to proceed under a conditional approval. Acceptance of an IDE

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application for review does not guarantee that the FDA will approve the IDE and, if it is approved, the FDA may or may not determine that the data derived from the trials support the safety and effectiveness of the device or warrant the continuation of clinical trials. An IDE supplement must be submitted to, and approved by, the FDA before a sponsor or investigator may make a change to the investigational plan that may affect its scientific soundness, study plan or the rights, safety or welfare of human subjects.

In addition, the study must be approved by, and conducted under the oversight of, an Institutional Review Board, or IRB, for each clinical site. The IRB is responsible for the initial and continuing review of the IDE, and may pose additional requirements for the conduct of the study. If an IDE application is approved by the FDA and one or more IRBs, human clinical trials may begin at a specific number of investigational sites with a specific number of patients, as approved by the FDA.

If the device is considered a "non-significant risk," IDE submission to FDA is not required. Instead, only approval from the IRB overseeing the investigation at each clinical trial site is required. Abbreviated IDE requirements, such as monitoring the investigation, ensuring that the investigators obtain informed consent, and labeling and record-keeping requirements also apply to non-significant risk device studies.

During a study, the sponsor is required to comply with the applicable FDA requirements, including, for example, trial monitoring, selecting clinical investigators and providing them with the investigational plan, ensuring IRB review, adverse event reporting, record keeping and prohibitions on the promotion of investigational devices or on making safety or effectiveness claims for them. The clinical investigators in the clinical study are also subject to FDA's regulations and must obtain patient informed consent, rigorously follow the investigational plan and study protocol, control the disposition of the investigational device, and comply with all applicable reporting and record keeping requirements.

Additionally, after a trial begins, we, the FDA or the IRB could suspend or terminate a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the anticipated benefits. Even if a clinical trial is completed, there can be no assurance that the data generated during a clinical study will meet the safety and effectiveness endpoints or otherwise produce results that will lead the FDA to grant marketing clearance or approval.

Investigational new drug application

For a biologic, an IND must be submitted prior to the initiation of the clinical study. The IND application must contain information in three broad areas:

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Animal Pharmacology and Toxicology studies—Preclinical data to permit an assessment as to whether the product is reasonably safe for initial testing in humans. Also included are any previous experiences with the product in humans (often foreign use).

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Manufacturing information—Information pertaining to the composition, manufacturer, stability, and controls used for manufacturing of the drug substance and the drug product. This information is assessed to ensure that the company can adequately produce and supply consistent batches of the drug.

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Clinical protocols and investigator information—Detailed protocols for proposed clinical studies to assess whether the initial-phase trials will expose subjects to unnecessary risks. Also, information on the qualifications of clinical investigators—professionals (generally physicians) who oversee the administration of the experimental compound—to assess whether they are qualified to fulfill their

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  clinical trial duties. Finally, commitments to obtain informed consent from the research subjects, to obtain review of the study by an IRB, and to adhere to the investigational new drug regulations.

Once the IND is submitted, the sponsor must wait 30 calendar days before initiating any clinical trials. During this time, FDA has an opportunity to review the IND for safety to assure that research subjects will not be subjected to unreasonable risk.

Post-market regulation

After a device is cleared or approved for marketing, numerous and pervasive regulatory requirements continue to apply. These include:

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establishment registration and device listing with the FDA;

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QSR requirements, which require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the design and manufacturing process;

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labeling regulations and FDA prohibitions against the promotion of investigational products, or "off-label" uses of cleared or approved products;

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requirements related to promotional activities;

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clearance or approval of product modifications to 510(k)-cleared devices that could significantly affect safety or effectiveness or that would constitute a major change in intended use of one of our cleared devices;

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medical device reporting regulations, which require that a manufacturer report to the FDA if a device it markets may have caused or contributed to a death or serious injury, or has malfunctioned and the device or a similar device that it markets would be likely to cause or contribute to a death or serious injury, if the malfunction were to recur;

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correction and removal reporting regulations, which require that manufacturers report to the FDA field corrections and product removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health;

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the FDA's recall authority, whereby the agency can order device manufacturers to recall from the market a product that is in violation of governing laws and regulations; and

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post-market surveillance activities and regulations, which apply when deemed by the FDA to be necessary to protect the public health or to provide additional safety and effectiveness data for the device.

Advertising and promotion of medical devices, in addition to being regulated by the FDA, are also regulated by the Federal Trade Commission and by state regulatory and enforcement authorities. Recently, promotional activities for FDA-regulated products have been the subject of enforcement action brought under healthcare reimbursement laws and consumer protection statutes. In addition, under the federal Lanham Act and similar state laws, competitors and others can initiate litigation relating to advertising claims. In general, if the FDA determines that our promotional materials or training constitutes promotion of an unapproved or uncleared use, it could request that we modify our training or promotional materials or subject us to regulatory or enforcement actions. For example, On May 14, 2019, we entered into a civil settlement agreement with the United States that resolved allegations that we, among other things, marketed our MicroMatrix particulate product for uses that were inconsistent with the FDA-cleared Indications For Use. Related to this matter, on June 11, 2019, we entered into a plea agreement with the United States Attorney's Office for the District of Maryland

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on behalf of the Department of Justice and pled guilty to one misdemeanor count of failure to report a medical device removal. See "—Legal proceedings" for more information.

It is also possible that other federal, state or foreign enforcement authorities might take action if they consider our promotional or training materials to constitute promotion of an unapproved or uncleared use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement.

Our manufacturing processes are required to comply with the applicable portions of the QSR, which cover the methods and the facilities and controls for the design, manufacture, testing, production, processes, controls, quality assurance, labeling, packaging, distribution, installation and servicing of finished devices intended for human use. The QSR also requires, among other things, maintenance of a device master file, design history file, device history records, and complaint files. As a manufacturer, we are subject to periodic scheduled or unscheduled inspections by the FDA. Our failure to maintain compliance with the QSR requirements could result in the shut-down of, or restrictions on, our manufacturing operations and the recall or seizure of our products, which would have a material adverse effect on our business. The discovery of previously unknown problems with any of our products, including unanticipated adverse events or adverse events of increasing severity or frequency, whether resulting from the use of the device within the scope of its clearance or off-label by a physician in the practice of medicine, could result in restrictions on the device, including the removal of the product from the market or voluntary or mandatory device recalls.

Similarly, following approval of a biologic, the manufacturer and the approved product are subject to continuing regulation by the FDA, including, among other things, monitoring and record-keeping activities, reporting of adverse experiences, complying with promotion and advertising requirements, which include restrictions on promoting products for off-label use and limitations on industry-sponsored scientific and educational events, continued manufacture in specific approved facilities and in accordance with cGMP regulations, and limitations on modifications to the biologic or manufacturing process without further FDA review and approval.

The FDA has broad regulatory compliance and enforcement powers. If the FDA determines that we failed to comply with applicable regulatory requirements, it can take a variety of compliance or enforcement actions, which may result in any of the following sanctions:

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untitled letters, warning letters, fines, injunctions, consent decrees and civil penalties;

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unanticipated expenditures to address or defend such actions;

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customer notifications for repair, replacement, refunds;

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recall, detention or seizure of our products;

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operating restrictions or partial suspension or total shutdown of production;

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refusal of or delay in granting our requests for 510(k) clearance or PMA or BLA approval of new products or modified products;

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operating restrictions;

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withdrawing 510(k) clearance or PMA or BLA approvals that are already granted;

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refusal to grant export approval for our products; or

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criminal prosecution.

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There are restrictions under U.S. law on the export from the United States of medical devices that cannot be legally distributed in the United States. A Class I or Class II device that is intended for export only can only be exported to a foreign country without FDA permission if it is in accordance with the specifications of the foreign purchaser; not in conflict with the laws of the country to which it is intended for export; labeled on the outside of the shipping package that it is intended for export; and not sold or distributed in the United States. An unapproved Class III device can be exported with notification to the FDA if it complies with the criteria discussed above for a Class I or II device and meets additional restrictions, including, among other requirements, that it: be in substantial compliance with the QSR or an international quality standard recognized by the FDA, not be adulterated other than by the lack of U.S. marketing approval, have a valid marketing authorization by the appropriate authority in an enumerated list of countries, and comply with the laws of the country to which it is exported. If an unapproved Class III device does not meet these requirements it may still be exported subject to certain restrictions if FDA issues an export permit.

Foreign regulation

In addition to regulations in the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our products to the extent we choose to sell any products outside of the United States. We must obtain approval by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of our products in those countries. The approval process varies from country to country, and the time may be longer or shorter than that required by the FDA for 510(k) clearance, PMA approval or BLA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country. As in the United States, post-approval regulatory requirements, such as those regarding product manufacturing, marketing, or distribution would apply to any product that is approved outside the United States.

Coverage and reimbursement

Since commercializing our soft tissue and surgical repair products in 2010, we have invested significant resources into facilitating the adoption of appropriate coverage and reimbursement for our products. Currently, our complex wound management and surgical soft tissue repair products are primarily used in the hospital operating room setting. Governmental payors, such as Medicare, generally reimburse our customers in a single bundled payment that is based on the patients' MS-DRG classification. While our customers are generally reimbursed for procedures using our products in a hospital inpatient setting under existing MS-DRG codes, there is currently no blanket coverage in the outpatient setting. Coverage decisions are at the discretion of the Medicare contractors and other third party payors. As a result, we cannot be certain that the procedures performed with our products will be reimbursed at a cost-effective level or reimbursed at all. In addition, some managed care programs may require pre-approval of the items and services that a member will receive. Our products are also purchased by VA hospitals, which do not depend on reimbursement from third party payors.

Although procedures using our products are currently covered when used in a hospital inpatient setting, some third-party payors in the United States have developed policies that deny coverage for our products when used as wound care treatment for certain clinical indications, such as lower extremity ulcers in a hospital outpatient facility, ambulatory surgery center or physician office. To support changes in these policies and expanded coverage, we may need to conduct prospective, randomized controlled clinical trials and present data from such trials to payors to demonstrate the medical necessity or cost effectiveness of our products for these indications. While we are devoting considerable resources to such post-market clinical trials to demonstrate the medical necessity and

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cost-effectiveness of our products to support such additional coverage and reimbursement in the outpatient setting, there can be no assurance that coverage for our products will be expanded. In addition, the Centers for Medicare & Medicaid Services, or CMS, the agency responsible for administering the Medicare program, has adopted reimbursement policies in hospital outpatient departments and ambulatory surgery centers for certain "skin substitutes," including our Cytal Wound Matrix products. Under these policies, our customers receive a single bundled payment for both the surgical procedure and any related products used in the surgery. Our MicroMatrix product also is not separately reimbursed under a different Medicare policy. These bundled payments are limited by dollar amount and may not cover the cost of the products used.

Outside of the United States, reimbursement systems vary from country to country. Many foreign markets have government-managed health care systems that govern reimbursement for medical devices and procedures and often require special consideration for reimbursement of a new product. In those countries, where our products may be approved for sale, we expect that the sales volumes and prices of our products will be influenced by the availability of reimbursement from governments or third-party payors.

U.S. anti-kickback, false claims and other healthcare fraud and abuse laws

In the United States, there are federal and state fraud and abuse laws that constrain the business or financial arrangements and relationships through which we research, sell, market and distribute our products. Violations of these laws can lead to significant administrative, civil and criminal penalties, including sanctions, damages, disgorgement, monetary fines, possible exclusion from participation in government healthcare programs such as Medicare and Medicaid, imprisonment, additional reporting requirements and/or oversight obligations, contractual damages, reputational harm, diminished profits and future earnings, and curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our results of operations. These laws apply to manufacturers of products, such as us, with respect to our financial relationship with hospitals, physicians and other potential purchasers or acquirers of our products. on behalf of the government by private whistleblowers, who then receive a share of any recovery.

In March 2010, President Obama signed into law the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, or collectively, ACA. The ACA, among other things, amends the intent requirement of the federal anti-kickback and criminal healthcare fraud statutes. A person or entity no longer needs to have actual knowledge of these statutes or specific intent to violate them. In addition, the ACA provides that the government may assert that a claim that includes items or services resulting from a violation of the federal anti-kickback statute constitutes a false or fraudulent claim for purposes of the False Claims Act. The ACA also imposes new reporting and disclosure requirements on device and drug manufacturers for any "transfer of value" made or distributed to physicians and teaching hospitals. Device and drug manufacturers will also be required to report and disclose any investment interests held by physicians and their immediate family members during the preceding calendar year. As of August 1, 2013, manufacturers are required to collect data, and they will be required to submit their first data reports to Centers for Medicare & Medicaid Services, or CMS, by March 31, 2014 and by the 90th day of each calendar year thereafter. A number of provisions of ACA also reflect increased focus on and funding of healthcare fraud enforcement.

In addition, there has been a recent trend of increased federal and state regulation of payments made to physicians for marketing. Certain states mandate implementation of compliance programs and/or the tracking and reporting of gifts, compensation and other remuneration to physicians. The shifting compliance environment and the need to build and maintain robust and expandable systems to comply

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with different compliance and/or reporting requirements in multiple jurisdictions increase the possibility that a healthcare company may violate one or more of the requirements.

Although our business is structured to comply with these and other applicable laws, it is possible that some of our business practices in the future could be subject to scrutiny and challenge by federal or state enforcement officials under these laws. This type of challenge could have a material adverse effect on our business, financial condition and results of operations.

Anti-Kickback Statute

The federal Anti-Kickback Statute prohibits, among other things, persons or entities from knowingly and willfully soliciting, offering, receiving or paying any remuneration, directly or indirectly, overtly or covertly, in cash or in kind, in exchange for or to induce either the referral of an individual for, or the purchase, lease, order or recommendation of, any good, facility, item or service for which payment may be made, in whole or in part, under federal healthcare programs, such as Medicare and Medicaid. The federal Anti-Kickback Statute is broad and prohibits many arrangements and practices that are lawful in businesses outside of the healthcare industry. The term "remuneration" includes kickbacks, bribes, or rebates and also has been broadly interpreted to include anything of value, including for example, gifts, discounts, free products, entertainment, the furnishing of supplies or equipment, credit arrangements, payments of cash, waivers of payments, ownership interests and providing anything at less than its fair market value. There are a number of statutory exceptions and regulatory safe harbors protecting certain business arrangements from prosecution under the federal Anti-Kickback Statute. These statutory exceptions and safe harbors set forth provisions that, if all their applicable requirements are met, will assure the parties to a given arrangement that they may not be prosecuted under the federal Anti-Kickback Statute. The failure of a transaction or arrangement to fit precisely within one or more applicable statutory exceptions or safe harbors does not necessarily mean that it is illegal or that prosecution will be pursued. However, conduct and business arrangements that do not fully satisfy all requirements of an applicable safe harbor may result in increased scrutiny by government enforcement authorities and would be evaluated on a case-by-case basis based on a cumulative review of their facts and circumstances. Further, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it. In addition, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act, which is discussed below. Penalties for violations of the Anti-Kickback Statute include, but are not limited to, criminal, civil and/or administrative penalties, damages, fines, disgorgement, individual imprisonment, possible exclusion from Medicare, Medicaid and other federal healthcare programs, and the curtailment or restructuring of operations.

Health Insurance Portability and Accountability Act of 1996

The federal Health Insurance Portability and Accountability Act, or HIPAA, created several new federal crimes, including healthcare fraud and false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services.

In addition, HIPAA and its implementing regulations established uniform standards for certain covered entities, which generally include certain healthcare providers, health plans and healthcare clearinghouses, as well as their business associates that create, receive, maintain or transmit

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individually identifiable health information for or on behalf of a covered entity, governing the conduct of specified electronic healthcare transactions and protecting the security and privacy of protected health information. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, or HITECH, created new civil monetary penalties and gave state attorneys general new authority to file civil actions for damages or injunctions in federal courts to enforce the federal HIPAA privacy and security standards and to seek attorneys' fees and costs associated with pursuing such actions. Additionally, certain states have adopted comparable privacy and security laws and regulations, some of which may be more stringent than HIPAA and HITECH.

The federal Physician Payments Sunshine Act

The federal Physician Payments Sunshine Act requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children's Health Insurance Program, with certain exceptions, to report annually to CMS, information related to "payments or other transfers of value" made to physicians (defined to include doctors of medicine or osteopathy, dentists, optometrists, podiatrists and chiropractors), teaching hospitals, and, in 2021, certain other healthcare professionals, including physician assistants, nurse practitioners, clinical nurse specialists, certified nurse anesthetists, and certified nurse-midwives; and to report annually to CMS certain ownership and investment interests held by such healthcare professionals and their immediate family members. Certain states also require manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures, require compliance with the industry's voluntary compliance guidelines and the applicable compliance guidance promulgated by the U.S. federal government, or otherwise restrict payments that may be made to healthcare providers and other potential referral sources.

False claims laws

The federal false claims laws, including the civil False Claims Act prohibits, among other things, persons or entities from knowingly presenting or causing to be presented a false or fraudulent claim to, or the knowing use of false statements to obtain payment from, the federal government. In addition, private individuals have the ability to bring actions under the civil False Claims Act in the name of the government alleging false and fraudulent claims presented to or paid by the government (or other violations of the statute) and to share in any amounts paid by the entity to the government in fines or settlement. Such suits, known as qui tam actions, have increased significantly in the healthcare industry over the past several years. Manufacturers can be held liable under these laws if they are deemed to "cause" the submission of false or fraudulent claims by, for example, providing inaccurate billing or coding information to customers or promoting a product off-label. Penalties for a federal civil False Claims Act violation include three times the actual damages sustained by the government, plus mandatory civil penalties of up to $22,363 (adjusted annually for inflation) for each separate false claim and the potential for exclusion from participation in federal healthcare programs. We recently entered into settlement agreements to resolve allegations of non-compliance related to our sales and marketing practices between 2009 and 2014, as further described below in "—Legal proceedings."

Health care reform

In the United States and some foreign jurisdictions there have been, and continue to be, several legislative and regulatory changes and proposed reforms of the healthcare system to contain costs, improve quality, and expand access to care. In the United States, there have been and continue to be a number of healthcare-related legislative initiatives that have significantly affected medical device industry. For example, the ACA, was passed in March 2010, and substantially changed the way

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healthcare is financed by both governmental and private insurers, and continues to significantly impact the U.S. medical device industry.

There remain judicial and Congressional challenges to certain aspects of the ACA, as well as efforts by the Trump administration to repeal or replace certain aspects of the ACA. While Congress has not passed comprehensive repeal legislation, several bills affecting the implementation of certain taxes under the ACA have been signed into law. The Tax Cuts and Jobs Act of 2017, or Tax Act, included a provision which repealed, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the "individual mandate." In addition, the 2020 federal spending package permanently eliminates, effective January 1, 2020, the ACA-mandated medical device tax and the "Cadillac" tax on high-cost employer-sponsored health coverage and, effective January 1, 2021, also eliminates the health insurer tax. On December 14, 2018, a Texas U.S. District Court Judge ruled that the ACA is invalid in its entirety because the "individual mandate" is unconstitutional and inseverable from the remainder of the ACA. Additionally, on December 18, 2019, the U.S. Court of Appeals for the 5th Circuit upheld the District Court ruling that that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. On March 2, 2020, the United States Supreme Court granted the petitions for writs of certiorari to review this case, and has alloted one hour for oral arguments, which are expected to occur in the fall. It is unclear how such litigation and other efforts to repeal and replace the ACA will impact the ACA and our business.

The Foreign Corrupt Practices Act

The Foreign Corrupt Practices Act, or FCPA, prohibits any U.S. individual or business from paying, offering, or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring the company to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, and to devise and maintain an adequate system of internal accounting controls for international operations.

EU Data Protection Directive

We are subject to laws and regulations in non-U.S. countries covering data privacy and the protection of health-related and other personal information. EU member states and other jurisdictions have adopted data protection laws and regulations, which impose significant compliance obligations. For example, the EU Data Protection Directive, as implemented into national laws by the EU member states, imposes strict obligations and restrictions on the ability to collect, analyze and transfer personal data, including health data from clinical trials and adverse event reporting. Failing to comply with these laws could lead to government enforcement actions and significant penalties against us, and adversely impact our operating results. A proposal for an EU Data Protection Regulation, intended to replace the current EU Data Protection Directive, is currently under consideration and, if adopted, could lead to additional and stricter requirements and penalties in the event of non-compliance.

COMPLIANCE INFRASTRUCTURE

We maintain a comprehensive compliance program that is structured to meet all of the elements of an effective compliance program as set out by the Office of Inspector General of the Department of Health and Human Services, or the OIG-HHS. Our chief compliance officer reports directly to our

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board of directors and has a dotted line reporting relationship to our chief executive officer. The chief compliance officer reports to the full board and the compliance committee of the board on at least a quarterly basis and more frequently as needed. We have a corporate compliance committee whose members include the chief compliance officer, the chief executive officer, the chief financial officer, the general counsel, the vice president of regulatory affairs and quality, the vice president of operations, the vice president of research and development and the director of national sales. The corporate compliance committee meets quarterly and oversees our day-to-day compliance operations.

Our compliance program is comprised of numerous policies that cover key areas such as promotional activity, interactions with healthcare providers, investigations, progressive discipline, the distribution of promotional and non-promotional materials, distribution of evaluation product, grants, compensation, non-retaliation and transparency reporting. We regularly conduct training programs regarding our compliance program and maintain an ethics and integrity helpline. We conduct exclusion screening of potential and current employees and monitor compliance with our policies.

LEGAL PROCEEDINGS

In February 2014, we received a subpoena from the United States Attorney's Office for the District of Maryland, or USAO, requesting materials relating to our sales and marketing activities from January 1, 2009 through October 20, 2014 and a recall of our MicroMatrix particulate product between January and March 2012. In the course of our negotiations with the USAO, we were made aware of two underlying complaints, each filed pursuant to the qui tam provisions of the False Claims Act, 31 U.S.C. § 3730(b).

On May 14, 2019, we entered into a civil False Claims Act settlement with the United States, acting through the United States Department of Justice and on behalf of the OIG-HHS, the Defense Health Agency, acting on behalf of the TRICARE Program and the United States Department of Veteran Affairs, which we refer to as the Federal Settlement Agreement. The Federal Settlement Agreement resolved allegations that we marketed our MicroMatrix particulate product for uses that were inconsistent with the FDA-cleared indications, that we misled physicians as to the safety and efficacy of our MicroMatrix particulate product, that we provided coding recommendations to hospitals that were incorrect and improperly inflated Medicare reimbursement, and that we provided improper inducements to prescribers to order our products, including entertainment, speaker programs payments and free product. We were subsequently dismissed as a party to the qui tam complaints. As contemplated by the Federal Settlement Agreement, the USAO filed an Information against us on June 6, 2019, in a case captioned United States of America v. ACell,  Inc., Action No. ELH-19-0282 in the United States District Court for the District of Maryland, and, on June 11, 2019, we entered into a plea agreement with the USAO on behalf of the Department of Justice and pled guilty to one misdemeanor count of failure to report a medical device removal. In connection with the plea agreement, we also agreed to pay a criminal fine of $3.0 million, establish and maintain a compliance and ethics program and cooperate with the Department of Justice with respect to their investigation.

On May 14, 2019, we also entered into civil False Claims Act settlement agreements with the states of Maryland, Wisconsin and Florida, which we refer to collectively as the State Settlement Agreements, on the basis of the same conduct that was the subject of the Federal Settlement Agreement.

Under the terms of the Federal Settlement Agreement and the State Settlement Agreements, we have agreed to pay to the Department of Justice and the states of Maryland, Wisconsin and Florida a total of $12.0 million, plus interest at a rate of 2.875%, which we refer to as the Settlement Amount, over the course of five years, and a total of $222,500 in attorneys' fees and costs for plaintiffs' counsel in the two qui tam complaints.

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Subject to our payment of the Settlement Amount, the United States has released us from any civil or administrative monetary claim the United States has under the False Claims Act and certain other statutes and common law theories of liability arising from the conduct that was the subject of the Federal Settlement Agreement, and the states of Maryland, Wisconsin and Florida have released us from any civil or administrative monetary cause of action that the state had for any claims submitted or caused to be submitted to the state's Medicaid Programs as a result of the conduct covered by the State Settlement Agreements. Likewise, in consideration of the obligations in the Federal Settlement Agreement and the Corporate Integrity Agreement, as described below, OIG-HHS agreed to release and refrain from instituting, directing, or maintaining any administrative action seeking to exclude us from Medicare, Medicaid and other Federal health care programs.

On May 13, 2019, we entered into a Corporate Integrity Agreement with OIG-HHS. The Corporate Integrity Agreement has a term of five years and contains various compliance obligations designed to help ensure our ongoing compliance with federal health care program requirements. The terms of the Corporate Integrity Agreement include internal monitoring requirements, compliance training, certification obligations by our board and certain employees, reporting requirements to OIG-HHS and the engagement of an independent review organization to review and prepare written reports regarding reviews of certain of our systems and transactions.

We are parties to various legal matters and claims arising in the ordinary course of business. We do not expect that the final resolution of these ordinary course matters will have a material adverse impact on our business.

FACILITIES

Our corporate headquarters are located in Columbia, Maryland. We manufacture our products at our manufacturing facilities in Lafayette, Indiana and Columbia, Maryland.

Our Columbia, Maryland facility consists of approximately 25,000 square feet of office, manufacturing and laboratory space pursuant to lease agreements that expire in 2023. Our Lafayette, Indiana facility consists of approximately 52,000 square feet of manufacturing space pursuant to a lease that expires in 2025. We believe that our existing facilities are adequate to meet our current requirements and that suitable additional or substitute space will be available as needed to accommodate expansion of our operations.

EMPLOYEES

As of March 31, 2020, we had 400 employees, all of whom are located in the United States. None of our employees are represented by a labor organization or under any collective-bargaining arrangements. We consider our employee relations to be good.

Management

The following table sets forth information for our executive officers and directors, including their ages as of June 22, 2020:

Name	Age	Position

Executive Officers:
Patrick A. McBrayer	68	President, Chief Executive Officer and Director
Matthew Kunst	46	Treasurer and Chief Financial Officer
Christopher F. Branch	43	General Counsel and Vice President of Human Resources
Non-Employee Directors:
Louis S. Baldino	59	Chairman of the Board of Directors
David W. Anderson	67	Director
Kyle C. Kerbawy	74	Director
Sally L. Maher	63	Director
Martin Pfinsgraff	65	Director

EXECUTIVE OFFICERS

Patrick A. McBrayer has served as our President and Chief Executive Officer and on our board of directors since January 2016. Prior to joining us, Mr. McBrayer served as president and chief executive officer and as a director of AxioMed Spine Corporation from February 2006 to January 2015. Prior to joining AxioMed, he held senior management positions at medical device companies Xylos Corporation, Exogen, Inc. and Osteotech, Inc. Mr. McBrayer also served on the board of directors of Misonix Inc., a company specializing in minimally invasive ultrasound devices, from 2014 to August 2019. Mr. McBrayer received his B.S. in engineering from the United States Military Academy at West Point. We believe that Mr. McBrayer's medical device industry knowledge and public company board experience qualifies him to serve on our board of directors.

Matthew Kunst has served as our Treasurer and Chief Financial Officer since April 2020, previously having served as our Vice President of Finance since 2013. Prior to joining us, Mr. Kunst served as Vice President of Finance at Federal Concepts, LLC, an IT and cyber security company acquired by Jorge Scientific Corporation. Mr. Kunst also held the position of Controller at MobileAccess Networks for more than six years. He is a certified public accountant with more than 20 years of experience, and received his B.A. in accounting from University of Maryland.

Christopher F. Branch has served as our General Counsel since March 2018 and Vice President of Human Resources since January 2018 and previously served as our deputy general counsel from May 2013 to March 2018. Mr. Branch has more than 17 years of experience in outside counsel and in-house counsel roles. Mr. Branch received his J.D. from Georgetown University Law Center and received his B.A. in public policy studies from Duke University.

NON-EMPLOYEE DIRECTORS

Louis S. Baldino has served on our board of directors since August 2015 and was appointed as Chairman of the board in February 2020. Mr. Baldino has served as president and Chief Executive Officer of EndoGastric Solutions, a medical device company, since May 2014. Mr. Baldino received his B.A. in marketing from Philadelphia University. We believe that Mr. Baldino's leadership experience in the medical device space qualifies him to serve on our board of directors.

David W. Anderson has served on our board of directors since August 2015. Mr. Anderson has served as president and chief executive officer of BrainTemp Inc. since January 2018. Previously, Mr. Anderson served as chief executive officer of Orteq Sports Medicine from 2014 to January 2018,

Management

as president and chief executive officer of CellCoTec Ltd., an orthopedic regenerative medicine company, from 2014 to January 2018, and as chairman of Gentis, Inc., a spinal implant company, since 2004. Mr. Anderson has served as a director of KORU Medical Systems since February 2016. Mr. Anderson received his B.S. in chemical engineering from Cornell University. We believe Mr. Anderson's extensive experience in and knowledge of the medical device space qualifies him to serve on our board of directors.

Kyle C. Kerbawy has served as a member of our board of directors since August 2015, serving as Chairman from August 2015 to February 2020. He also served as our interim Chief Executive Officer from August 2015 to January 2016. Mr. Kerbawy founded and served as a managing member of BKS Associates, a residential real estate leasing company, from September 2000 to March 2016. During that time, Mr. Kerbawy also founded and served as president of Medical Devices Sales Corp from 2009 to 2015 and served as a managing director at The Bank of New York Mellon from 2001 to 2008. Mr. Kerbawy received his MBA and his B.A. in Journalism from Michigan State University. We believe Mr. Kerbawy's extensive experience in business operations qualifies him to serve on our board of directors.

Sally L. Maher has served on our board of directors since September 2016. Ms. Maher previously served as our interim Chief Operating Officer from April 2018 to May 2019. Ms. Maher has served as an adjunct professor at the Keck Graduate Institute since January 2018, teaching courses on food and drug law and medical device regulation. Ms. Maher founded and has served as principal of S Maher Consulting, a medical device consulting group, since June 2017. Ms. Maher served as vice president of clinical and regulatory affairs for the critical care division of Edwards Lifesciences, a company focused on medical innovations for treating structural heart disease and critically ill patients, from May 2012 to June 2017. Ms. Maher received her J.D. from the University of Baltimore School of Law and received her B.A. in Bacteriology from Ohio Wesleyan University. We believe Ms. Maher's extensive experience in the medical device industry and her deep knowledge of medical device regulatory affairs qualifies her to serve on our board of directors.

Martin Pfinsgraff has served as a member of our board of directors since July 2019. Previously, Mr. Pfinsgraff served on our board from 2010 to 2015. Since November 2019, Mr. Pfinsgraff has served as an affiliate general partner of Lindsay Goldberg LLC, a private equity firm. Mr. Pfinsgraff has served as a director of The PNC Financial Services Group, Inc. since January 2018 and has served as a member of the advisory board for the International Association of Credit Portfolio Managers since August of 2018. Since April 2017, Mr. Pfinsgraff has served as founder and chief executive officer of MP Alpha Advisory. Mr. Pfinsgraff served as Senior Deputy Comptroller large bank supervision at the Office of the Comptroller of the Currency, or OCC, from 2013 to February 2017 and served as Deputy Comptroller for credit and market risk at the OCC from 2011 to 2013. Mr. Pfinsgraff received his MBA from Harvard Business School and received his B.S. in psychology from Allegheny College. We believe Mr. Pfingsgraff's public company board experience and extensive knowledge and experience in finance qualifies him to serve on our board of directors.

FAMILY RELATIONSHIPS

There are no family relationships among any of the directors or executive officers.

COMPOSITION OF OUR BOARD OF DIRECTORS

Our business and affairs are managed under the direction of our board of directors. We currently have six directors. Each director is currently elected to the board for a one-year term, to serve until the election and qualification of successor directors at the annual meeting of stockholders, or until the director's earlier removal, resignation or death.

Management

Our board of directors may establish the authorized number of directors from time to time by resolution. In accordance with our amended and restated certificate of incorporation that will be in effect on the completion of this offering, immediately after this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

➤
the Class I directors will be Messrs. Anderson and McBrayer, whose terms will expire at the first annual meeting of stockholders to be held following the completion of this offering;

➤
the Class II directors will be Messrs. Kerbawy and Baldino, whose terms will expire at the second annual meeting of stockholders to be held following the completion of this offering; and

➤
the Class III directors will be Ms. Maher and Mr. Pfinsgraff, whose terms will expire at the third annual meeting of stockholders to be held following the completion of this offering.

We expect that any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control.

DIRECTOR INDEPENDENCE

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning her or his background, employment and affiliations, our board of directors has determined that none of our directors, other than Mr. McBrayer and Ms. Maher, has any relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under the Nasdaq listing standards. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our shares by each non-employee director and the transactions described in the section titled "Certain relationships and related party transactions."

COMMITTEES OF OUR BOARD OF DIRECTORS

Our board of directors has established an audit committee, a compensation committee, a nominating and corporate governance committee and a compliance committee. The composition and responsibilities of the audit, compensation and nominating and corporate governance committees of our board of directors are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Audit committee

Our audit committee consists of Messrs. Pfinsgraff, Kerbawy and Anderson. Our board of directors has determined that each of these members is independent under Nasdaq listing standards and Rule 10A-3(b)(1) of the Exchange Act of 1934, as amended, or the Exchange Act. The chair of our audit committee is Mr. Pfinsgraff, whom our board of directors has determined is an "audit committee financial expert" within the meaning of SEC regulations. Each member of our audit committee can read and understand fundamental financial statements in accordance with applicable requirements. In

Management

arriving at these determinations, our board of directors has examined each audit committee member's scope of experience and the nature of their employment in the corporate finance sector.

The primary purpose of the audit committee is to discharge the responsibilities of our board of directors with respect to our corporate accounting and financial reporting processes, systems of internal control and financial statement audits, and to oversee our independent registered public accounting firm. Specific responsibilities of our audit committee include:

➤
helping our board of directors oversee our corporate accounting and financial reporting processes;

➤
managing the selection, engagement, qualifications, independence and performance of a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;

➤
discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year-end operating results;

➤
developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;

➤
reviewing related person transactions;

➤
obtaining and reviewing a report by the independent registered public accounting firm at least annually that describes our internal quality control procedures, any material issues with such procedures and any steps taken to deal with such issues when required by applicable law; and

➤
approving or, as permitted, pre-approving, audit and permissible non-audit services to be performed by the independent registered public accounting firm.

Our audit committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable Nasdaq listing standards.

Compensation committee

Our compensation committee consists of Messrs. Baldino, Pfinsgraff and Kerbawy. The chair of our compensation committee is Mr. Kerbawy. Our board of directors has determined that each of the three members is independent under Nasdaq listing standards and a "non-employee director" as defined in Rule 16b-3 promulgated under the Exchange Act.

The primary purpose of our compensation committee is to discharge the responsibilities of our board of directors in overseeing our compensation policies, plans and programs and to review and determine the compensation to be paid to our executive officers, directors and other senior management, as appropriate. Specific responsibilities of our compensation committee include:

➤
reviewing and approving the compensation of our chief executive officer, other executive officers and senior management;

➤
reviewing, evaluating and recommending to our board of directors succession plans for our executive officers;

➤
reviewing and recommending to our board of directors the compensation paid to our directors;

➤
administering our equity incentive plans and other benefit programs;

➤
reviewing, adopting, amending and terminating incentive compensation and equity plans, severance agreements, profit sharing plans, bonus plans, change-of-control protections and any other compensatory arrangements for our executive officers and other senior management; and

➤
reviewing and establishing general policies relating to compensation and benefits of our employees, including our overall compensation philosophy.

Management

Our compensation committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable Nasdaq listing standards.

Nominating and corporate governance committee

Our nominating and corporate governance committee consists of Ms. Maher and Messrs. Pfinsgraff and Anderson. The chair of our nominating and corporate governance committee is Mr. Anderson. Our board of directors has determined that Messrs. Pfinsgraff and Anderson are each independent under Nasdaq listing standards.

Specific responsibilities of our nominating and corporate governance committee will include:

➤
identifying and evaluating candidates, including the nomination of incumbent directors for reelection and nominees recommended by stockholders, to serve on our board of directors;

➤
considering and making recommendations to our board of directors regarding the composition and chairmanship of the committees of our board of directors;

➤
instituting plans or programs for the continuing education of our board of directors and orientation of new directors;

➤
developing and making recommendations to our board of directors regarding corporate governance guidelines and matters; and

➤
overseeing periodic evaluations of the board of directors' performance, including committees of the board of directors.

Our nominating and corporate governance committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable Nasdaq listing standards.

Corporate compliance committee

Our corporate compliance committee consists of Ms. Maher and Messrs. Kerbawy and Baldino. The chair of the corporate compliance committee is Ms. Maher. This committee is responsible for overseeing our compliance programs and obligations.

CODE OF CONDUCT

We have adopted a Code of Conduct that applies to all our employees, officers and directors. This includes our principal executive officer, principal financial officer and principal accounting officer or controller, or persons performing similar functions. The full text of our Code of Conduct will be posted on our website at www.acell.com. We intend to disclose on our website any future amendments to our Code of Conduct or waivers that exempt any principal executive officer, principal financial officer, principal accounting officer or controller, persons performing similar functions or our directors from provisions in the Code of Conduct. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

None of the members of the compensation committee are currently, or have been at any time, one of our officers or employees. None of our executive officers currently serve, or have served during the last year, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Management

NON-EMPLOYEE DIRECTOR COMPENSATION

Prior to February 2020, our nominating, governance and compliance board functions were combined into a single committee called the nominating, corporate governance and compliance committee. We have historically provided our non-employee directors with an annual cash retainer of $40,000 as well as additional annual retainers of $50,000 for the chair of the board, $15,000 for the chair of the audit committee, and $10,000 for the chair of each of the compensation committee and nominating, corporate governance and compliance committee. From time to time, our non-employee directors are also reimbursed upon request for out-of-pocket expenses incurred in connection with their attendance at meetings of our board of directors.

2019 Director compensation table

The following table sets forth information regarding the compensation earned for service on our board of directors in 2019 by our non-employee directors. Patrick A. McBrayer, our President and Chief Executive Officer, is also a member of our board of directors but did not receive any additional compensation for service as a director.

Name	Fees earned or paid in cash ($)		Option awards(1) ($)	All other compensation ($)		Total ($)

Louis S. Baldino	60,000		—	—		60,000
David W. Anderson	55,000		—	—		55,000
Kyle C. Kerbawy	90,000		—	—		90,000
Sally L. Maher	40,000		—	119,156	(3)	159,156
John J. McDonnell, Jr.(4)	21,333	(2)	—	—		21,333
Martin Pfinsgraff	21,333	(2)	—	—		21,333

(1)
The following table provides information regarding the aggregate number of equity awards granted to our non-employee directors that were outstanding as of December 31, 2019:

Name	Option awards outstanding at year-end (#)

Louis S. Baldino	178,333
David W. Anderson	220,000
Kyle C. Kerbawy	148,205
Sally L. Maher	175,000
John J. McDonnell, Jr.	—
Martin Pfinsgraff	—
(2)
Messrs. McDonnell and Pfinsgraff re-joined our board in July 2019 and these reflect prorated amounts for 2019.

(3)
Ms. Maher served as our interim chief operating officer from April 2018 to May 2019. This amount reflects cash compensation to Ms. Maher for her services as interim chief operating officer pursuant to an employment offer letter between us and Ms. Maher.

(4)
Mr. McDonnell was a member of our board of directors until his passing in February 2020.

Executive compensation

Our named executive officers for the fiscal year ended December 31, 2019, consisting of our principal executive officer and the next two most highly compensated executive officers, were:

➤
Patrick A. McBrayer, who currently serves as our President and Chief Executive Officer and as a member of our board of directors;

➤
Edward O'Brien, who served as our Chief Financial Officer through March 2020; and

➤
Christopher F. Branch, who currently serves as our General Counsel and Vice President of Human Resources.

2019 SUMMARY COMPENSATION TABLE

The following table presents all of the compensation awarded to or earned by or paid to our named executive officers for the fiscal year ended December 31, 2019.

Name and principal position	Salary ($)	Bonus ($)(1)	Option awards ($)(2)	Non-equity incentive plan compensation ($)(3)	All other compensation ($)		Total ($)

Patrick A. McBrayer(4)	381,526	—	—	197,725	11,502	(5)	393,028
President, Chief Executive Officer and Director
Edward O'Brien	327,022	—	—	121,897	11,935	(6)	338,957
Chief Financial Officer
Christopher F. Branch	256,000	80,045	55,428	—	7,190	(7)	318,618
General Counsel and Vice President of Human Resources

(1)
Represents a bonus paid in the discretion of our board of directors, based on its assessment of corporate and individual performance during the fiscal year ended December 31, 2019.

(2)
Amount reported represents the grant date fair value of the stock option granted during fiscal year 2019 under our 2011 Plan, computed in accordance with ASC Topic 718, and assumes no forfeiture rate. The assumptions used in calculating the grant date fair value of the stock option reported in this column are set forth in Note 2 to our audited financial statements included elsewhere in this prospectus. This amount does not reflect the actual economic value that may be realized by the named executive officer.

(3)
Represents amounts paid pursuant to our annual incentive compensation program, based on goals set at the beginning of the 2019 fiscal year by our board of directors relating to corporate performance.

(4)
Mr. McBrayer does not receive any additional compensation for his service as a director.

(5)
Consists of $7,648 in company matching contributions to Mr. McBrayer's 401(k) plan account and $3,854 in company payment of certain of Mr. McBrayer's long-term disability insurance premiums.

(6)
Consists of $8,400 in company matching contributions to Mr. O'Brien's 401(k) plan account and $3,535 in company payment of certain of Mr. O'Brien's long-term disability insurance premiums.

(7)
Consists of $5,814 in company matching contributions to Mr. Branch's 401(k) plan account and $1,376 in company payment of certain of Mr. Branch's long-term disability insurance premiums.

Executive compensation

OUTSTANDING EQUITY AWARDS AS OF DECEMBER 31, 2019

The following table presents estimated information regarding outstanding equity awards held by our named executive officers as of December 31, 2019. See "—Equity Incentive Plans—2011 Stock option and grant plan" and "Equity Incentive Plans—2002 Stock option and incentive plan" below for additional information.

	Option awards
Name	Grant date	Equity incentive plan	Number of securities underlying unexercised options exercisable	Number of securities underlying unexercised options unexercisable		Option exercise price($)	Option expiration date

Patrick A. McBrayer	10/27/2016	none	787,943	34,389	(1)	1.17	10/27/2026
	10/27/2016	none	0	275,110	(2)	1.17	10/27/2026
	10/27/2016	none	0	550,221	(3)	1.17	10/27/2026
Edward O'Brien	12/22/2010	2002	42,500	0		0.40	1/1/2020
	7/22/2012	2011	200,000	0		1.14	4/1/2021
Christopher F. Branch	8/18/2014	2011	10,000	0		2.00	8/18/2024
	9/17/2013	2011	20,000	0		2.07	9/16/2023
	1/24/2018	2011	19,167	20,833	(4)	1.48	1/24/2028
	1/14/2019	2011	0	30,000	(5)	3.06	1/14/2029

(1)
Vested as to 25% of the shares underlying the option on January 16, 2017, the one year anniversary of Mr. McBrayer's date of employment, and the remaining 75% of the shares underlying the option vest in 36 equal monthly installments thereafter, subject to continued service.

(2)
Vests as to some or all of the shares underlying the option upon the closing of a merger or acquisition based on a company valuation threshold at such event. The number of shares that will vest is dependent upon the valuation, as set forth in Mr. McBrayer's employment agreement, and any unvested options will be automatically cancelled.

(3)
Vests upon the closing of a merger or acquisition based on a company valuation threshold at such event.

(4)
Vested as to 25% of the shares underlying the option on January 1, 2019 and the remaining 75% of the shares underlying the option vest in 36 equal monthly installments thereafter, subject to continued service.

(5)
Vested as to 25% of the shares underlying the option on January 1, 2020 and the remaining 75% of the shares underlying the option vest in 36 equal monthly installments thereafter, subject to continued service.

EMPLOYMENT ARRANGEMENTS

We have not entered into an employment agreement with Mr. Branch. We have entered into employment agreements with Mr. McBrayer and Mr. O'Brien, as described below.

Agreement with Mr. McBrayer

We entered into a second amended senior executive employment agreement with Mr. McBrayer in January 2020 that sets forth the terms and conditions of his employment as our President and Chief Executive Officer. The agreement has a two-year term, and can be renewed for successive one-year periods. The agreement provides for an initial base salary of $387,525 and a maximum bonus of 50% of base salary. His salary is subject to increase from time to time by our board of directors or compensation committee; provided it may be lowered in the event of an across the board salary reduction for senior executives, but may never be less than the initial base salary without

Executive compensation

Mr. McBrayer's written consent. Information with respect to Mr. McBrayer's compensation levels for 2019 is set forth above in the table entitled, "2019 Summary Compensation Table." The agreement also provides for certain grants of equity awards, each of which is set forth and described in more detail in the table above entitled, " Outstanding Equity Awards as of December 31, 2019." The agreement provides for relocation reimbursements, as well as a $3,500 per month housing allowance throughout the term of the agreement. If Mr. McBrayer's employment is terminated without "cause" (as defined in the agreement) or he resigns for "good reason" at any time during the term, then he is entitled to receive one month of salary continuation for each month of service, with a minimum of three months of severance and a maximum of 12 months of severance, as well as COBRA premium reimbursement for 12 months (or, if earlier, the date on which he is no longer eligible for COBRA premium coverage). Under the agreement, "good reason" means the occurrence of any of the following: (a) our adverse breach of his employment agreement; (b) reduction of his title, authority, responsibility or duties; (c) a reduction in his salary below the minimum salary provided in his employment agreement; (d) the failure of any successor entity to assume the terms of his employment agreement upon any change of control; or (e) the relocation of his primary office more than 40 miles from his principal place of employment. We have no less than 30 days to cure the event which otherwise would constitute good reason, and he must terminate his employment with us for such good reason no later than 30 days after the end of our 30 day cure period. Severance payments are subject to the execution of a general release. The agreement also provides for two-year non-compete, non-solicit and non-interference covenants.

Agreement with Mr. O'Brien

Prior to his separation with us in April 2020, Mr. O'Brien had an employment agreement with us that was entered into in July 2011 that sets forth the terms and conditions of his employment as our Chief Financial Officer. The agreement was renewable for successive two-year periods and terminated as a result of Mr. O'Brien's separation with us in April 2020. The agreement provided for an initial base salary of $242,050 and stated that Mr. O'Brien would be a participant in any annual cash performance bonus plan we adopt that covers his position. His salary was subject to increase from time to time by our board of directors or compensation committee; provided it may be lowered in the event of an across the board salary reduction, but never to an amount less than $242,050 without Mr. O'Brien's consent. Information with respect to Mr. O'Brien's compensation levels for 2019 is set forth above in the table entitled, "Summary Compensation Table." The agreement noted that Mr. O'Brien was granted equity awards in the past and may be granted equity awards in the future, and provided that such equity awards would vest upon the occurrence of a "change of control," as defined in the agreement. If Mr. O'Brien's employment is terminated without "cause" (as defined in the agreement) or he resigns for "good reason," then he would receive a severance payment equal to 12 months of salary (24 months if the termination occured within 12 months following a change of control), as well as COBRA premium reimbursement for 12 months (or, if earlier, the date on which he is no longer eligible for COBRA coverage) and full vesting of any unvested equity awards then held by him. Severance payments are subject to the execution of a general release. Under the agreement, "good reason" means the occurrence of any of the following: (a) our material breach of his employment agreement, the stock incentive plan or any related agreements; (b) material reduction of his title, status, authority, responsibility or duties or the assignment to him of any duties materially inconsistent with his then current position; (c) a material reduction in his salary or benefits; (d) the failure of any successor entity to assume the terms of his employment agreement upon any change of control; (e) the relocation of his primary office more than 40 miles from his principal place of employment; or (f) our failure to renew his employment agreement. We have no less than 30 days to cure the event which otherwise would constitute good reason, and he must terminate his employment

Executive compensation

with us for such good reason no later than 30 days after the end of our 30 day cure period. The agreement also provides for two-year non-compete, non-solicit and non-interference covenants. We entered into a separation agreement Mr. O'Brien in connection with his separation in April 2020 which is described below under "—Potential Payments Upon Termination or Change in Control".

Potential Payments Upon Termination or Change in Control

Each of Mr. McBrayer and Mr. O'Brien's employment agreements provide for severance benefits as described above under "—Employment Arrangements." We entered into a separation agreement with Mr. O'Brien in 2020 in connection with his separation that supersedes the terms of his employment agreement. Under the separation agreement, in exchange for a release of claims and subject to certain other post-termination covenants, Mr. O'Brien will receive 12 months of base salary, paid over time from his separation date until the end of 2020, COBRA premium payments for up to 12 months, eligibility for a discretionary pro-rated annual bonus for 2020 and twelve months to exercise the portion of his stock options that were vested at the time of his separation.

Mr. Branch is eligible to receive severance benefits under a separation plan we maintain for certain employees, including Mr. Branch, upon a qualifying termination, which generally means a termination by us as a result of a job elimination, job discontinuation, office closing or relocation, reduction in force or business restricting. Under the separation plan, upon a qualifying termination, Mr. Branch is eligible to receive one month of salary continuation for each month of service, up to a maximum of 12 months of severance paid over time. In addition, the separation plan provides for vesting acceleration of Mr. Branch's stock options to the extent such options are not expressly assumed, substituted or continued following certain company sale events or, if such stock options are assumed, substituted or continued, vesting acceleration upon a qualifying termination within twelve months following the company sale event and an extended period of 12 months to exercise following such qualifying termination.

HEALTH AND WELFARE AND RETIREMENT BENEFITS; PERQUISITES

All of our current named executive officers are eligible to participate in our employee benefit plans, including our medical, dental, vision, disability and life insurance plans, in each case on the same basis as all of our other employees. In addition, certain members of management, including our current named executive officers, receive individual long term disability benefits in addition to the disability benefits generally available to all of our employees. We generally do not provide perquisites or personal benefits to our named executive officers, other than the housing allowance for Mr. McBrayer which commenced in 2020.

401(k) Plan

We maintain a tax-qualified retirement plan, the 401(k) Plan, that provides eligible employees in the United States with an opportunity to save for retirement on a tax-advantaged basis. Under the 401(k) Plan, we may provide matching and discretionary contributions. We currently provide for various tiers of matching contributions, ranging from a 1% matching contribution for employee contributions from 1% to 1.99% of earnings, up to a 5% matching contribution for employee contributions of 7% and higher, in each case subject to any contribution limits that may be imposed by applicable law. All contributions, including employer matching and discretionary contributions, are 100% vested when contributed. Pre-tax contributions are allocated to each participant's individual account and are then invested in selected investment alternatives according to the participants' directions. The 401(k) Plan is intended to qualify under Sections 401(a) and 501(a) of the Code.

Executive compensation

EQUITY INCENTIVE PLANS

2020 Equity incentive plan

Our board of directors adopted our 2020 Plan in                           2020, and we expect our stockholders to approve our 2020 Plan prior to the completion of this offering. Our 2020 Plan is a successor to and continuation of our 2011 Plan (as described below). Our 2020 Plan will become effective on the date of the underwriting agreement related to this offering. The 2020 Plan came into existence upon its adoption by our board of directors, but no grants will be made under the 2020 Plan prior to its effectiveness. Once the 2020 Plan is effective, no further grants will be made under the 2011 Plan.

Awards.    Our 2020 Plan provides for the grant of incentive stock options (ISOs) within the meaning of Section 422 of the Internal Revenue Code (Code) to employees, including employees of any parent or subsidiary, and for the grant of nonstatutory stock options (NSOs), stock appreciation rights, restricted stock awards, restricted stock unit awards, performance awards and other forms of awards to employees, directors and consultants, including employees and consultants of our affiliates.

Authorized shares.    Initially, the maximum number of shares of our common stock that may be issued under our 2020 Plan after it becomes effective will not exceed                   shares of our common stock, which is the sum of (1)                    new shares, plus (2) an additional number of shares not to exceed                  , consisting of (A) shares that remain available for the issuance of awards under our 2011 Plan as of immediately prior to the time our 2020 Plan becomes effective and (B) shares of our common stock subject to outstanding stock options or other stock awards granted under our 2011 Plan that, on or after the 2020 Plan becomes effective, terminate or expire prior to exercise or settlement; are not issued because the award is settled in cash; are forfeited because of the failure to vest; or are reacquired or withheld (or not issued) to satisfy a tax withholding obligation or the purchase or exercise price, if any, as such shares become available from time to time. In addition, the number of shares of our common stock reserved for issuance under our 2020 Plan will automatically increase on January 1 of each calendar year, starting on January 1, 2021 through January 1, 2030, in an amount equal to (i)          % of the total number of shares of our common stock outstanding on December 31 of the fiscal year before the date of each automatic increase, or (ii) a lesser number of shares determined by our board of directors prior to the applicable January 1. The maximum number of shares of our common stock that may be issued on the exercise of ISOs under our 2020 Plan is                   shares.

Shares subject to stock awards granted under our 2020 Plan that expire or terminate without being exercised in full or that are paid out in cash rather than in shares do not reduce the number of shares available for issuance under our 2020 Plan. Shares withheld under a stock award to satisfy the exercise, strike or purchase price of a stock award or to satisfy a tax withholding obligation do not reduce the number of shares available for issuance under our 2020 Plan. If any shares of our common stock issued pursuant to a stock award are forfeited back to or repurchased or reacquired by us (1) because of a failure to meet a contingency or condition required for the vesting of such shares, (2) to satisfy the exercise, strike or purchase price of an award or (3) to satisfy a tax withholding obligation in connection with an award, the shares that are forfeited or repurchased or reacquired will revert to and again become available for issuance under the 2020 Plan. Any shares previously issued which are reacquired in satisfaction of tax withholding obligations or as consideration for the exercise or purchase price of a stock award will again become available for issuance under the 2020 Plan.

Plan administration.    Our board of directors, or a duly authorized committee of our board of directors, will administer our 2020 Plan and is referred to as the "plan administrator" herein. Our board of directors may also delegate to one or more of our officers the authority to (1) designate

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employees (other than officers) to receive specified stock awards and (2) determine the number of shares subject to such stock awards. Under our 2020 Plan, our board of directors has the authority to determine award recipients, grant dates, the numbers and types of stock awards to be granted, the applicable fair market value, and the provisions of each stock award, including the period of exercisability and the vesting schedule applicable to a stock award.

Stock options.    ISOs and NSOs are granted under stock option agreements adopted by the plan administrator. The plan administrator determines the exercise price for stock options, within the terms and conditions of the 2020 Plan, provided that the exercise price of a stock option generally cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2020 Plan vest at the rate specified in the stock option agreement as determined by the plan administrator.

The plan administrator determines the term of stock options granted under the 2020 Plan, up to a maximum of 10 years. Unless the terms of an optionholder's stock option agreement, or other written agreement between us and the recipient approved by the plan administrator, provide otherwise, if an optionholder's service relationship with us or any of our affiliates ceases for any reason other than disability, death, or cause, the optionholder may generally exercise any vested options for a period of three months following the cessation of service. This period may be extended in the event that exercise of the option is prohibited by applicable securities laws. If an optionholder's service relationship with us or any of our affiliates ceases due to death, or an optionholder dies within a certain period following cessation of service, the optionholder or a beneficiary may generally exercise any vested options for a period of 18 months following the date of death. If an optionholder's service relationship with us or any of our affiliates ceases due to disability, the optionholder may generally exercise any vested options for a period of 12 months following the cessation of service. In the event of a termination for cause, options generally terminate upon the termination date. In no event may an option be exercised beyond the expiration of its term.

Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include (1) cash, check, bank draft or money order, (2) a broker-assisted cashless exercise, (3) the tender of shares of our common stock previously owned by the optionholder, (4) a net exercise of the option if it is an NSO, or (5) other legal consideration approved by the plan administrator.

Unless the plan administrator provides otherwise, options or stock appreciation rights generally are not transferable except by will or the laws of descent and distribution. Subject to approval of the plan administrator or a duly authorized officer, an option may be transferred pursuant to a domestic relations order, official marital settlement agreement, or other divorce or separation instrument.

Tax limitations on ISOs.    The aggregate fair market value, determined at the time of grant, of our common stock with respect to ISOs that are exercisable for the first time by an award holder during any calendar year under all of our stock plans may not exceed $100,000. Options or portions thereof that exceed such limit will generally be treated as NSOs. No ISO may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our parent or subsidiary corporations unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant, and (2) the term of the ISO does not exceed five years from the date of grant.

Restricted stock unit awards.    Restricted stock unit awards are granted under restricted stock unit award agreements adopted by the plan administrator. Restricted stock unit awards may be granted in consideration for any form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. A restricted stock unit award may be settled by cash, delivery of

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stock, a combination of cash and stock as deemed appropriate by the plan administrator, or in any other form of consideration set forth in the restricted stock unit award agreement. Additionally, dividend equivalents may be credited in respect of shares covered by a restricted stock unit award. Except as otherwise provided in the applicable award agreement, or other written agreement between us and the recipient approved by the plan administrator, restricted stock unit awards that have not vested will be forfeited once the participant's continuous service ends for any reason.

Restricted stock awards.    Restricted stock awards are granted under restricted stock award agreements adopted by the plan administrator. A restricted stock award may be awarded in consideration for cash, check, bank draft or money order, past or future services to us, or any other form of legal consideration that may be acceptable to our board of directors and permissible under applicable law. The plan administrator determines the terms and conditions of restricted stock awards, including vesting and forfeiture terms. If a participant's service relationship with us ends for any reason, we may receive any or all of the shares of common stock held by the participant that have not vested as of the date the participant terminates service with us through a forfeiture condition or a repurchase right.

Stock appreciation rights.    Stock appreciation rights are granted under stock appreciation right agreements adopted by the plan administrator. The plan administrator determines the purchase price or strike price for a stock appreciation right, which generally cannot be less than 100% of the fair market value of our common stock on the date of grant. A stock appreciation right granted under the 2020 Plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator. Stock appreciation rights may be settled in cash or shares of common stock or in any other form of payment as determined by the Board and specified in the stock appreciation right agreement.

The plan administrator determines the term of stock appreciation rights granted under the 2020 Plan, up to a maximum of 10 years. If a participant's service relationship with us or any of our affiliates ceases for any reason other than cause, disability, or death, the participant may generally exercise any vested stock appreciation right for a period of three months following the cessation of service. This period may be further extended in the event that exercise of the stock appreciation right following such a termination of service is prohibited by applicable securities laws. If a participant's service relationship with us, or any of our affiliates, ceases due to disability or death, or a participant dies within a certain period following cessation of service, the participant or a beneficiary may generally exercise any vested stock appreciation right for a period of 12 months in the event of disability and 18 months in the event of death. In the event of a termination for cause, stock appreciation rights generally terminate immediately upon the occurrence of the event giving rise to the termination of the individual for cause. In no event may a stock appreciation right be exercised beyond the expiration of its term.

Performance awards.    The 2020 Plan permits the grant of performance awards that may be settled in stock, cash or other property. Performance awards may be structured so that the stock or cash will be issued or paid only following the achievement of certain pre-established performance goals during a designated performance period. Performance awards that are settled in cash or other property are not required to be valued in whole or in part by reference to, or otherwise based on, the common stock.

The performance goals may be based on any measure of performance selected by the board of directors. The performance goals may be based on company-wide performance or performance of one or more business units, divisions, affiliates, or business segments, and may be either absolute or relative to the performance of one or more comparable companies or the performance of one or more relevant indices. Unless specified otherwise by the board of directors at the time the performance award is granted, the board will appropriately make adjustments in the method of calculating the

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attainment of performance goals as follows: (i) to exclude restructuring and/or other nonrecurring charges; (ii) to exclude exchange rate effects; (iii) to exclude the effects of changes to generally accepted accounting principles; (iv) to exclude the effects of any statutory adjustments to corporate tax rates; (v) to exclude the effects of items that are "unusual" in nature or occur "infrequently" as determined under generally accepted accounting principles; (vi) to exclude the dilutive effects of acquisitions or joint ventures; (vii) to assume that any portion of our business which is divested achieved performance objectives at targeted levels during the balance of a performance period following such divestiture; (viii) to exclude the effect of any change in the outstanding shares of our common stock by reason of any stock dividend or split, stock repurchase, reorganization, recapitalization, merger, consolidation, spin-off, combination or exchange of shares or other similar corporate change, or any distributions to common stockholders other than regular cash dividends; (ix) to exclude the effects of stock based compensation and the award of bonuses under our bonus plans; (x) to exclude costs incurred in connection with potential acquisitions or divestitures that are required to be expensed under generally accepted accounting principles; and (xi) to exclude the goodwill and intangible asset impairment charges that are required to be recorded under generally accepted accounting principles.

Other stock awards.    The plan administrator may grant other awards based in whole or in part by reference to our common stock. The plan administrator will set the number of shares under the stock award (or cash equivalent) and all other terms and conditions of such awards.

Non-employee director compensation limit.    The aggregate value of all compensation granted or paid to any non-employee director with respect to any calendar year, including awards granted and cash fees paid by us to such non-employee director, will not exceed $             in total value; provided that such amount will increase to                           for the first year for newly appointed or elected non-employee directors.

Changes to capital structure.    In the event there is a specified type of change in our capital structure, such as a stock split, reverse stock split, or recapitalization, appropriate adjustments will be made to (1) the class and maximum number of shares reserved for issuance under the 2020 Plan, (2) the class and maximum number of shares by which the share reserve may increase automatically each year, (3) the class and maximum number of shares that may be issued on the exercise of ISOs, and (4) the class and number of shares and exercise price, strike price, or purchase price, if applicable, of all outstanding stock awards.

Corporate transactions.    The following applies to stock awards under the 2020 Plan in the event of a corporate transaction (as defined in the 2020 Plan), unless otherwise provided in a participant's stock award agreement or other written agreement with us or one of our affiliates or unless otherwise expressly provided by the plan administrator at the time of grant.

In the event of a corporate transaction, any stock awards outstanding under the 2020 Plan may be assumed, continued or substituted for by any surviving or acquiring corporation (or its parent company), and any reacquisition or repurchase rights held by us with respect to the stock award may be assigned to the successor (or its parent company). If the surviving or acquiring corporation (or its parent company) does not assume, continue or substitute for such stock awards, then (i) with respect to any such stock awards that are held by participants whose continuous service has not terminated prior to the effective time of the corporate transaction, or current participants, the vesting (and exercisability, if applicable) of such stock awards will be accelerated in full to a date prior to the effective time of the corporate transaction (contingent upon the effectiveness of the corporate transaction), and such stock awards will terminate if not exercised (if applicable) at or prior to the effective time of the corporate transaction, and any reacquisition or repurchase rights held by us with

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respect to such stock awards will lapse (contingent upon the effectiveness of the corporate transaction), and (ii) any such stock awards that are held by persons other than current participants will terminate if not exercised (if applicable) prior to the effective time of the corporate transaction, except that any reacquisition or repurchase rights held by us with respect to such stock awards will not terminate and may continue to be exercised notwithstanding the corporate transaction.

In the event a stock award will terminate if not exercised prior to the effective time of a corporate transaction, the plan administrator may provide, in its sole discretion, that the holder of such stock award may not exercise such stock award but instead will receive a payment equal in value to the excess (if any) of (i) the per share amount payable to holders of common stock in connection with the corporate transaction, over (ii) any per share exercise price payable by such holder, if applicable. In addition, any escrow, holdback, earn out or similar provisions in the definitive agreement for the corporate transaction may apply to such payment to the same extent and in the same manner as such provisions apply to the holders of common stock.

Change in control.    Awards granted under the 2020 Plan may be subject to acceleration of vesting and exercisability upon or after a change in control (as defined in the 2020 Plan) as may be provided in the applicable stock award agreement or in any other written agreement between us or any affiliate and the participant, but in the absence of such provision, no such acceleration will automatically occur.

Plan amendment or termination.    Our board of directors has the authority to amend, suspend, or terminate our 2020 Plan, provided that such action does not materially impair the existing rights of any participant without such participant's written consent. Certain material amendments also require the approval of our stockholders. No ISOs may be granted after the tenth anniversary of the date our board of directors adopts our 2020 Plan. No stock awards may be granted under our 2020 Plan while it is suspended or after it is terminated.

2011 Stock option and grant plan

The 2011 Plan was approved by our board of directors on May 25, 2011 as a replacement for our 2002 Plan, and was subsequently approved by our stockholders on June 18, 2011. Under the 2011 Plan, as of March 31, 2020 we have reserved for issuance an aggregate of (i) 8,600,053 shares of our common stock plus (ii) the number of shares under the 2002 Plan that were not needed to fulfill our obligations for awards issued under the 2002 Plan as a result of forfeiture, expiration, cancellation, termination or net issuances of awards thereunder. As of March 31, 2020, options to purchase 5,819,021 shares of common stock were outstanding and 2,781,032 shares of common stock were available for future grants under the 2011 Plan. The number of shares of common stock reserved for issuance is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization.

The shares issued under the 2011 Plan are authorized but unissued shares or shares we reacquire. The shares of common stock underlying any awards that are forfeited, cancelled, withheld upon the exercise of a stock option or settlement of an award to cover the exercise price or tax withholding, reacquired by the Company prior to vesting or are otherwise terminated (other than by exercise) under the 2011 Plan are added to the shares of common stock available for issuance under the 2011 Plan. Upon the closing of this offering, such shares will instead be added to the shares of common stock available for issuance under the 2020 Plan.

Our board of directors has acted as administrator of the 2011 Plan. The administrator has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to determine the specific terms and conditions of each award, to accelerate the time at which an award may be exercised or vest and to amend the 2011 Plan, subject to the provisions of the 2011

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Plan. Persons eligible to participate in the 2011 Plan are those full or part-time officers, employees, directors, consultants and other key persons (including prospective employees, but conditioned upon their employment) of the Company and its subsidiaries as selected from time to time by the administrator in its discretion.

The 2011 Plan permits the granting of (1) options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and (2) options that do not so qualify. The option exercise price of each option will be determined by the administrator but may not be less than 100% of the fair market value of the common stock on the date of grant (or 110% if such grant is an incentive stock option made to a 10% holder). The term of each option will be fixed by the administrator and may not exceed ten years from the date of grant (or five years if such grant is an incentive stock option made to a 10% holder). The administrator will determine at what time or times each option may be exercised. In addition, the 2011 Plan permits the granting of restricted shares of common stock, restricted stock units and unrestricted shares of common stock.

The 2011 Plan provides that upon the occurrence of a "sale event," as defined in the 2011 Plan, all outstanding stock options will terminate at the effective time of such sale event and all shares of restricted stock and restricted stock units will be forfeited, unless the parties to the sale event agree that such awards will be assumed or continued by the successor entity. In the event of a termination of the 2011 Plan and all options issued thereunder in connection with a sale event, the optionees will be provided an opportunity to exercise their options prior to the consummation of the sale event. If shares of restricted stock are forfeited in connection with a sale event, such shares of restricted stock will be repurchased from the holders thereof at a price per share equal to the lower of the original per share purchase price or the then current fair market value. In the case of a sale event in which our stockholders will receive cash consideration, the administrator has the right to provide for cash payment to holders of vested (including by reason of the acceleration of awards due to a sale event at a price that does not exceed the sale price) options, shares of restricted stock or restricted stock units in an amount equal to the difference between the per share cash consideration and the exercise price of such awards, as applicable.

No awards may be granted under the 2011 Plan after the date that is 10 years from the date the 2011 Plan was adopted by our board of directors. Our board of directors has determined not to make any further awards under the 2011 Plan following the closing of this offering.

2002 Stock option and incentive plan

Our 2002 Plan was approved by our board of directors on March 27, 2002 and was subsequently approved by our stockholders on March 27, 2002. The number of common stock reserved for issuance is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. As of March 31, 2020, awards covering 22,000 shares of common stock were outstanding under the 2002 Plan.

The shares of common stock under the 2002 Plan that are not needed to fulfill our obligations for awards issued under the 2002 Plan as a result of forfeiture, expiration, cancellation, termination or net issuances of awards thereunder are added to the shares of common stock available for issuance under the 2011 Plan. As noted below, our 2002 Plan has expired, and as noted above, no further awards will be granted under the 2011 Plan as of the closing of this offering. As such, following the closing of this offering, the shares referenced in the first sentence of this paragraph will not be added to the shares of common stock available for issuance under the 2020 Plan.

Our board of directors has acted as administrator of the 2002 Plan. The administrator has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be

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granted, to determine the specific terms and conditions of each award and to accelerate the vesting of any award, subject to the provisions of the 2002 Plan. Persons eligible to participate in the 2002 Plan are employees, officers, directors, consultants and advisors of the Company and its affiliates as selected from time to time by the administrator in its discretion.

The 2002 Plan permits the granting of (1) options to purchase common stock intended to qualify as incentive stock options under Section 422 of the Code and (2) options that do not so qualify. The option exercise price of each option will be determined by the administrator. The term of each option will be fixed by the administrator. The administrator will determine at what time or times each option may be exercised. The award agreements provide for a 10 year term for each stock option grant. The 2002 Plan also permits the granting of restricted stock and other stock-based awards, including the grant of stock appreciation rights, phantom stock awards and stock units.

The 2002 Plan provides that upon the occurrence of an "acquisition," as defined in the 2002 Plan, (i) all outstanding stock options shall become exercisable in full immediately prior to the consummation of such acquisition and, if any shares of common stock subject to outstanding stock options are subject to repurchase provisions, such repurchase provisions shall lapse upon the consummation of such acquisition, (ii) the repurchase provisions applicable to any outstanding restricted stock awards shall lapse upon the consummation of the acquisition and (iii) all other stock- based awards will become exercisable, realized or vested in full upon the consummation of the acquisition. In addition, the administrator may, upon written notice to the affected optionees, provide that one or more stock options then outstanding must be exercised in whole or in part within a specified number of days after the date of such notice, at the end of which period, such stock options shall terminate, or provide that one or more stock options then outstanding shall be terminated in whole or in part in exchange for a cash payment equal to the excess of the fair market value of the shares subject to such option over the exercise price thereof.

Our 2002 Plan expired on March 27, 2012 and, no additional awards were made under the 2002 Plan following such expiration.

In addition, as of March 31, 2020, 1,550,663 shares are currently issuable upon exercise of non-qualified stock options granted to certain of our directors and officers outside of any equity compensation plan, but upon substantially the same terms as the 2002 Plan.

2020 Employee stock purchase plan

Our board of directors adopted our ESPP in                           2020 and we expect our stockholders to approve our 2020 Plan prior to the completion of this offering. The ESPP will become effective immediately prior to and contingent upon the date of the underwriting agreement related to this offering. The purpose of the ESPP is to secure the services of new employees, to retain the services of existing employees, and to provide incentives for such individuals to exert maximum efforts toward our success and that of our affiliates. The ESPP includes two components. One component is designed to allow eligible U.S. employees to purchase our common stock in a manner that may qualify for favorable tax treatment under Section 423 of the Code. In addition, purchase rights may be granted under a component that does not qualify for such favorable tax treatment because of deviations necessary to permit participation by eligible employees who are foreign nationals or employed outside of the United States while complying with applicable foreign laws.

Share reserve.    Following this offering, the ESPP authorizes the issuance of                           shares of our common stock under purchase rights granted to our employees or to employees of any of our designated affiliates. The number of shares of our common stock reserved for issuance will automatically increase on January 1 of each calendar year, beginning on January 1, 2021 through

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January 1, 2030, by the lesser of (1)          % of the total number of shares of our common stock outstanding on the last day of the fiscal year before the date of the automatic increase, and (2)                            shares; provided that before the date of any such increase, our board of directors may determine that such increase will be less than the amount set forth in clauses (1) and (2). As of the date hereof, no shares of our common stock have been purchased under the ESPP.

Administration.    Our board of directors administers the ESPP and may delegate its authority to administer the ESPP to our compensation committee. The ESPP is implemented through a series of offerings under which eligible employees are granted purchase rights to purchase shares of our common stock on specified dates during such offerings. Under the ESPP, we may specify offerings with durations of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of our common stock will be purchased for employees participating in the offering. An offering under the ESPP may be terminated under certain circumstances.

Payroll deductions.    Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates, may participate in the ESPP and may contribute, normally through payroll deductions, up to 15% of their earnings (as defined in the ESPP) for the purchase of our common stock under the ESPP. Unless otherwise determined by our board of directors, common stock will be purchased for the accounts of employees participating in the ESPP at a price per share that is at least the lesser of (1) 85% of the fair market value of a share of our common stock on the first date of an offering, or (2) 85% of the fair market value of a share of our common stock on the date of purchase.

Limitations.    Employees may have to satisfy one or more of the following service requirements before participating in the ESPP, as determined by our board of directors, including: (1) being customarily employed for more than 20 hours per week, (2) being customarily employed for more than five months per calendar year, or (3) continuous employment with us or one of our affiliates for a period of time (not to exceed two years). No employee may purchase shares under the ESPP at a rate in excess of $25,000 worth of our common stock based on the fair market value per share of our common stock at the beginning of an offering for each calendar year such a purchase right is outstanding. Finally, no employee will be eligible for the grant of any purchase rights under the ESPP if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value under Section 424(d) of the Code.

Changes to capital structure.    In the event that there occurs a change in our capital structure through such actions as a stock split, merger, consolidation, reorganization, recapitalization, reincorporation, stock dividend, dividend in property other than cash, large nonrecurring cash dividend, liquidating dividend, combination of shares, exchange of shares, change in corporate structure, or similar transaction, the board of directors will make appropriate adjustments to: (1) the class(es) and maximum number of shares reserved under the ESPP, (2) the class(es) and maximum number of shares by which the share reserve may increase automatically each year, (3) the class(es) and number of shares subject to and purchase price applicable to outstanding offerings and purchase rights, and (4) the class(es) and number of shares that are subject to purchase limits under ongoing offerings.

Corporate transactions.    In the event of certain significant corporate transactions, any then-outstanding rights to purchase our stock under the ESPP may be assumed, continued, or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue, or substitute for such purchase rights, then the participants' accumulated payroll contributions will be used to purchase shares of our

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common stock within 10 business days before such corporate transaction, and such purchase rights will terminate immediately after such purchase.

Under the ESPP, a corporate transaction is generally the consummation of: (1) a sale of all or substantially all of our assets, (2) the sale or disposition of more than 50% of our outstanding securities, (3) a merger or consolidation where we do not survive the transaction, and (4) a merger or consolidation where we do survive the transaction but the shares of our common stock outstanding immediately before such transaction are converted or exchanged into other property by virtue of the transaction.

ESPP amendment or termination.    Our board of directors has the authority to amend or terminate our ESPP, provided that except in certain circumstances such amendment or termination may not materially impair any outstanding purchase rights without the holder's consent. We will obtain stockholder approval of any amendment to our ESPP as required by applicable law or listing requirements.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION MATTERS

Our amended and restated certificate of incorporation that will be in effect on the completion of this offering will contain provisions that limit the liability of our current and former directors for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability for:

(1)
any breach of the director's duty of loyalty to the corporation or its stockholders;

(2)
any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

(3)
unlawful payments of dividends or unlawful stock repurchases or redemptions; or

(4)
any transaction from which the director derived an improper personal benefit.

Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our amended and restated certificate of incorporation that will be in effect on the completion of this offering will authorize us to indemnify our directors, officers, employees and other agents to the fullest extent permitted by Delaware law. Our amended and restated bylaws that will be in effect on the completion of this offering will provide that we are required to indemnify our directors and officers to the fullest extent permitted by Delaware law and may indemnify our other employees and agents. Our amended and restated bylaws will also provide that, on satisfaction of certain conditions, we will advance expenses incurred by a director or officer in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. We have entered and expect to continue to enter into agreements to indemnify our directors, executive officers and other employees as determined by our board of directors. With certain exceptions, these agreements provide for indemnification for related expenses including attorneys' fees, judgments, fines and settlement amounts incurred by any of these individuals in any action or proceeding. We believe these provisions in our amended and restated certificate of incorporation and amended and restated bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain customary directors' and officers' liability insurance.

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The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder's investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors, executive officers or persons controlling us, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

RULE 10b5-1 SALES PLANS

Our directors and officers may adopt written plans, known as Rule 10b5-1 plans, in which they will contract with a broker to buy or sell shares of our common stock on a periodic basis. Under a Rule 10b5-1 plan, a broker executes trades under parameters established by the director or officer when entering into the plan, without further direction from them. The director or officer may amend a Rule 10b5-1 plan in some circumstances and may terminate a plan at any time. Our directors and executive officers may also buy or sell additional shares outside of a Rule 10b5-1 plan when they do not possess of material nonpublic information, subject to compliance with the terms of our insider trading policy.

Certain relationships and related party transactions

Other than compensation arrangements for our directors and executive officers, which are described elsewhere in this prospectus, below we describe transactions since January 1, 2017 to which we were a participant or will be a participant, in which:

➤
the amounts involved exceeded or will exceed $120,000; and

➤
any of our directors, executive officers or holders of more than 5% of our capital stock, or any member of the immediate family of, or person sharing the household with, the foregoing persons, had or will have a direct or indirect material interest.

PROMISSORY NOTES

In connection with the satisfaction of indemnification obligations in favor of Kyle C. Kerbawy, a member of our board of directors, in October 2016 we entered into a promissory note with Mr. Kerbawy. Pursuant to the terms of the promissory note, we made payments to Mr. Kerbawy in an aggregate amount of $344,469 in installments which commenced in October 2016 and continued through December 2019. The note was fully paid as of December 31, 2019 and no payment obligations remain outstanding under the note. The note was non-interest bearing, subject to certain specified exceptions which did not occur.

In connection with obligations pursuant to a settlement arrangement between us and our former director John J. McDonnell, in September 2016 we entered into a promissory note with Mr. McDonnell. The terms of the promissory note provided for payments by us to Mr. McDonnell, who served on the board until his passing in February 2020, in an aggregate amount of $879,155 in installments. From September 2016 through August 2017, we made payments to Mr. McDonnell pursuant to the note in an aggregate amount of $439,655. In August 2017, we entered into an agreement with Mr. McDonnell providing for a lump sum payment of $395,550 in satisfaction of the settlement agreement and note in full. The note was fully paid in 2017 and no payment obligations remain outstanding under the note. The note was non-interest bearing, subject to certain specified exceptions which did not occur.

In connection with obligations pursuant to a settlement arrangement between us and our director Martin Pfinsgraff, in September 2016 we entered into a promissory note with Mr. Pfinsgraff. Pursuant to the terms of the promissory note, we made payments to Mr. Pfinsgraff in an aggregate amount of $89,190 in installments, which commenced in September 2016 and continued through December 2019. As of December 31, 2019, the note was fully paid and no payment obligations remain outstanding under the note. The note was non-interest bearing, subject to certain specified exceptions which did not occur.

EQUITY GRANTS TO DIRECTORS AND EXECUTIVE OFFICERS

We have granted stock options to certain of our directors and executive officers. For more information regarding the stock options and stock awards granted to our directors and named executive officers, see the sections titled "Management—Non-Employee Director Compensation" and "Executive compensation."

INDEMNIFICATION AGREEMENTS

Our amended and restated certificate of incorporation that will be in effect on the completion of this offering will contain provisions limiting the liability of directors, and our amended and restated bylaws that will be in effect on the completion of this offering will provide that we will indemnify each of our

Certain relationships and related party transactions

directors and officers to the fullest extent permitted under Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect on the completion of this offering will also provide our board of directors with discretion to indemnify our employees and other agents when determined appropriate by the board. In addition, we have entered into an indemnification agreement with each of our directors and executive officers, which requires us to indemnify them. For more information regarding these agreements, see the section titled "Executive compensation—Limitations on Liability and Indemnification Matters."

POLICIES AND PROCEDURES FOR TRANSACTIONS WITH RELATED PERSONS

Prior to the completion of this offering, we intend to adopt a policy that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our common stock and any members of the immediate family of any of the foregoing persons are not permitted to enter into a related person transaction with us without the approval or ratification of our board of directors or our audit committee. Any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, beneficial owner of more than 5% of our common stock or any member of the immediate family of any of the foregoing persons, in which the amount involved exceeds $120,000 and such person would have a direct or indirect interest, must be presented to our board of directors or our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our board of directors or our audit committee is to consider the material facts of the transaction, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person's interest in the transaction.

Principal and selling stockholders

The following table sets forth information with respect to the beneficial ownership of our shares as of June 1, 2020 by:

➤
each named executive officer;

➤
each of our directors;

➤
our directors and executive officers as a group;

➤
each of the selling stockholders known by us to own beneficially more than 1% of our common stock; and

➤
each person or entity known by us to own beneficially more than 5% of our common stock.

We have determined beneficial ownership in accordance with the rules and regulations of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership before this offering is based on 50,073,197 shares of common stock outstanding as of March 31, 2020, assuming the automatic conversion of all outstanding shares of convertible preferred stock into 36,458,156 shares of common stock, which will occur immediately prior to the completion of this offering. Applicable percentage ownership after this offering is based on             shares of common stock outstanding immediately after the completion of this offering, assuming no exercise by the underwriters of their option to purchase additional shares of common stock from the selling stockholders. In computing the number of shares beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares subject to options held by the person that are currently exercisable, or exercisable or would vest based on service-based vesting conditions within 60 days of June 1, 2020. However, except as described above, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.

Principal and selling stockholders

Unless otherwise indicated, the address for each beneficial owner listed in the table below is c/o ACell, Inc. 6640 Eli Whitney Drive, Columbia, Maryland 21046.

	Beneficial ownership before this offering			Beneficial ownership after this offering
	Common stock		Number of shares being offered	Common stock
Name of beneficial owner	Shares	%	Shares	Shares %

5% Stockholders:
James DeFrancesco (1)	7,464,861	14.9%
Flemming Velin (2)	4,267,431	8.5
Haugo, LLC (3)	3,742,857	7.5
John J. McDonnell, III (4)	2,524,953	5.0
Directors and Named Executive Officers:
Patrick A McBrayer (5)	825,332	1.6
Edward O'Brien (6)	923,810	1.8
Christopher F. Branch (7)	66,250	*
Louis S. Baldino (8)	197,083	*
David W. Anderson (9)	187,499	*
Kyle C. Kerbawy (10)	2,015,899	4.0
Sally L. Maher (11)	140,833	*
Martin Pfinsgraff (12)	961,071	1.9
All directors and executive officers as a group (9 persons) (13)	5,472,778	10.5
Selling Stockholders:

*
Represents beneficial ownership of less than 1%.

(1)
Consists of (i) 1,098,519 shares of common stock and (ii) 6,366,342 shares of common stock issuable upon the conversion of preferred stock.

(2)
Consists of 4,267,431 shares of common stock issuable upon the conversion of preferred stock.

(3)
Consists of 3,742,857 shares of common stock issuable upon the conversion of preferred stock. John Haugo is the president of Haugo, LLC and holds voting and dispositive power over these securities. The principal business address of Haugo, LLC is 60683 CSAH 11, Litchfield, MN 55355.

(4)
Consists of (i) 437,053 shares of common stock, of which 428,120 shares are held by the Estate of John J. McDonnell, Jr., ("the Estate"), of which John J. McDonnell, III ("McDonnell") is the personal representative, and 8,933 shares held by McDonnell and (ii) 2,087,900 shares of common stock issuable upon the conversion of preferred stock, of which 1,301,597 shares are held by the Estate, 505,503 shares are held by McDonnell and 280,800 are held in a fiduciary capacity for McDonnell's children.

(5)
Consists of (i) 3,000 shares of common stock and (ii) 822,332 shares of common stock issuable upon the exercise of options exercisable as of July 31, 2020.

(6)
Consists of (i) 723,810 shares of common stock and (ii) 200,000 shares of common stock issuable upon the exercise of options exercisable until June 30, 2020.

(7)
Consists of 66,250 shares of common stock issuable upon the exercise of options exercisable as of July 31, 2020.

(8)
Consists of (i) 41,667 shares of common stock and (ii) 155,416 shares of common stock issuable upon the exercise of options exercisable as of July 31, 2020.

Principal and selling stockholders

(9)
Consists of 187,499 shares of common stock issuable upon the exercise of options exercisable as of July 31, 2020.

(10)
Consists of (i) 115,545 shares of common stock held by family trusts, (ii) 1,777,150 shares of common stock issuable upon the conversion of preferred stock, of which 366,980 shares are held by Kerbawy Investments LLC and 1,410,170 of which are held by family trusts and (iii) 123,204 shares of common stock issuable upon the exercise of options exercisable as of July 31, 2020.

(11)
Consists of (i) 5,000 shares of common stock and (ii) 135,833 shares of common stock issuable upon the exercise of options exercisable as of July 31, 2020.

(12)
Consists of (i) 450,000 shares of common stock, (ii) 493,571 shares of common stock issuable upon the conversion of preferred stock (iii) 10,000 shares of common stock issuable upon the conversion of preferred stock held by a trust for which Mr. Pfinsgraff is the executor and (iv) 7,500 shares of common stock issuable upon the exercise of options exercisable as of July 31, 2020.

(13)
Consists of (i) 1,339,022 shares of common stock, (ii) 2,280,721 shares of common stock issuable upon the conversion of preferred stock and (iii) 1,853,035 shares of common stock issuable upon the exercise of options exercisable as of July 31, 2020.

Description of capital stock

GENERAL

Upon the completion of this offering and filing of our amended and restated certificate of incorporation, our authorized capital will consist of 100,000,000 shares of common stock, par value $0.001 per share, and 5,000,000 shares of preferred stock, par value $0.001 per share.

Outstanding shares

As of March 31, 2020, we had 50,073,197 shares of common stock outstanding, after giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into shares of common stock upon the completion of this offering.

Voting rights

Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders. The affirmative vote of holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of capital stock, voting as a single class, will be required to amend certain provisions of our amended and restated certificate of incorporation, including provisions relating to amending our amended and restated bylaws, the classified board, the size of our board, removal of directors, director liability, vacancies on our board, special meetings, stockholder notices, actions by written consent and exclusive forum.

Dividends

Subject to preferences that may apply to any outstanding convertible preferred stock, holders of our common stock are entitled to receive ratably any dividends that our board of directors may declare out of funds legally available for that purpose.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding convertible preferred stock.

Rights and preferences

Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Fully paid and nonassessable

All outstanding shares of our common stock are fully paid and non-assessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and non-assessable.

PREFERRED STOCK

Immediately prior to the completion of this offering, all outstanding shares of our convertible preferred stock will convert into shares of common stock. Upon completion of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to

Description of capital stock

shares of preferred stock in one or more series and to fix the number, rights, preferences, privileges and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and sinking fund terms, and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of our preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change of control or other corporate action. We have no current plan to issue any shares of preferred stock.

WARRANTS

As of March 31, 2020, we had one warrant outstanding to purchase 6,250 shares of our common stock at a price of $0.40 per share. The warrant will expire upon the earlier of August 24, 2020 or the completion of this offering.

STOCK OPTIONS

As of March 31, 2020, 7,389,684 shares of common stock were issuable upon the exercise of outstanding stock options, at a weighted-average exercise price of $1.81 per share. For additional information regarding terms of our equity incentive plans, see the section titled "Executive compensation—Equity Incentive Plans."

REGISTRATION RIGHTS

We are party to an agreement with the holders of our convertible preferred stock providing for rights to register under the Securities Act the shares of our common stock issuable upon the conversion of Series B convertible preferred stock, Series C convertible preferred stock, and Series D convertible preferred stock held by them. Under this agreement, holders of shares having registration rights can request that their shares be covered by a registration statement that we are otherwise filing.

Piggyback registration rights.    If we decide to register any of our securities under the Securities Act, either for our own account or for the account of a security holder or holders, the holders of registration rights are entitled to prompt notice of the registration and are entitled to include their shares of our common stock in the registration.

Demand registration rights.    In addition, the holders of 50% or more in interest of the common stock issued or issuable upon conversion of the convertible preferred stock held by the parties that have such registration rights may demand us to use our best efforts to effect the expeditious registration of their shares of our common stock on only one occasion. We may defer the filing of a registration statement for up to 90 days if our board of directors determines in its good faith judgment that such registration would be materially detrimental to us and our stockholders. We may delay a registration in this manner no more than once in any twelve-month period.

Expenses of registration.    We are required to pay all registration expenses except any underwriting discounts and applicable selling commissions.

Description of capital stock

ANTI-TAKEOVER PROVISIONS

Certificate of incorporation and bylaws to be in effect immediately prior to completion of this offering

Our amended and restated certificate of incorporation and amended and restated bylaws, each to become effective immediately prior to the completion of this offering, will:

➤
permit our board of directors to issue up to 5,000,000 shares of preferred stock, with any rights, preferences and privileges as they may designate, including the right to approve an acquisition or other change in control;

➤
provide that the authorized number of directors may be changed only by resolution of our board of directors;

➤
provide that our board of directors will be classified into three classes of directors;

➤
provide that, subject to the rights of any series of preferred stock to elect directors, directors may only be removed for cause, which removal may be effected, subject to any limitation imposed by law, by the holders of at least 66 2/3% of the voting power of all of our then-outstanding shares of the capital stock entitled to vote generally at an election of directors;

➤
provide that all vacancies, including newly created directorships, may, except as otherwise required by law, be filled by the affirmative vote of a majority of directors then in office, even if less than a quorum;

➤
require that any action to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and not be taken by written consent or electronic transmission;

➤
provide that stockholders seeking to present proposals before a meeting of stockholders or to nominate candidates for election as directors at a meeting of stockholders must provide advance notice in writing, and also specify requirements as to the form and content of a stockholder's notice;

➤
provide that special meetings of our stockholders may be called only by the chairman of our board of directors, our chief executive officer or president or by our board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors; and

➤
not provide for cumulative voting rights, therefore allowing the holders of a majority of the shares of common stock entitled to vote in any election of directors to elect all of the directors standing for election, if they should so choose.

The amendment of any of these provisions would require approval by the holders of at least 66 2/3% of the voting power of all of our then-outstanding common stock entitled to vote generally in the election of directors, voting together as a single class.

The combination of these provisions will make it more difficult for our existing stockholders to replace our board of directors as well as for another party to obtain control of us by replacing our board of directors. Because our board of directors has the power to retain and discharge our officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management. In addition, the authorization of undesignated preferred stock makes it possible for our board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change our control.

These provisions are intended to enhance the likelihood of continued stability in the composition of our board of directors and its policies and to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to reduce our vulnerability to hostile takeovers and

Description of capital stock

to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and may have the effect of delaying changes in our control or management. As a consequence, these provisions may also inhibit fluctuations in the market price of our stock that could result from actual or rumored takeover attempts. We believe that the benefits of these provisions, including increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company, outweigh the disadvantages of discouraging takeover proposals, because negotiation of takeover proposals could result in an improvement of their terms.

Section 203 of the Delaware General Corporation Law

When we have a class of voting stock that is either listed on a national securities exchange or held of record by more than 2,000 stockholders, we will be subject to Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, subject to certain exceptions.

Choice of forum

Our amended and restated certificate of incorporation to be effective on the completion of this offering will provide that the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) is the exclusive forum for actions or proceedings brought under Delaware statutory or common law: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a breach of fiduciary duty; (3) any action asserting a claim against us arising under the Delaware General Corporation Law; (4) any action regarding our amended and restated certificate of incorporation or our amended and restated bylaws; (5) any action as to which the Delaware General Corporation Law confers jurisdiction to the Court of Chancery of the State of Delaware; or (6) any action asserting a claim against us that is governed by the internal affairs doctrine. The provisions would not apply to suits brought to enforce a duty or liability created by the Securities Act or the Exchange Act.

In addition, our amended and restated certificate of incorporation will provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, subject to and contingent upon a final adjudication in the State of Delaware of the enforceability of such exclusive forum provision.

LIMITATIONS OF LIABILITY AND INDEMNIFICATION

See the section titled "Executive compensation—Limitations on Liability and Indemnification Matters."

EXCHANGE LISTING

Our common stock is currently not listed on any securities exchange. We have applied to have our common stock approved for listing on Nasdaq under the symbol "ACLL."

TRANSFER AGENT AND REGISTRAR

On the completion of this offering, the transfer agent and registrar for our common stock will be Continental Stock Transfer & Trust Company. The transfer agent's address is 1 State Street, 30th Floor, New York, NY 10004.

Shares eligible for future sale

Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our common stock, including shares issued on the exercise of outstanding options, in the public market after this offering, or the possibility of these sales or issuances occurring, could adversely affect the prevailing market price for our common stock or impair our ability to raise equity capital.

Based on our shares outstanding as of March 31, 2020, on the completion of this offering, a total of             shares of common stock will be outstanding, assuming the automatic conversion of all of our outstanding shares of convertible preferred stock into an aggregate of 36,458,156 shares of common stock. Of these shares, all of the common stock sold in this offering will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by "affiliates," as that term is defined in Rule 144 under the Securities Act, or Rule 144.

The remaining shares of common stock will be, and shares of common stock subject to stock options will be on issuance, "restricted securities," as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, or Rule 701, which are summarized below. Restricted securities may also be sold outside of the United States to non-U.S. persons in accordance with Rule 904 of Regulation S under the Securities Act.

Subject to the lock-up agreements described below and the provisions of Rule 144, Rule 701 or Regulation S under the Securities Act, as well as our insider trading policy, these restricted securities will be available for sale in the public market after the date of this prospectus.

RULE 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements of Section 13 or 15(d) of the Exchange Act for at least 90 days, an eligible stockholder is entitled to sell such shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. To be an eligible stockholder under Rule 144, such stockholder must not be deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and must have beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares without complying with any of the requirements of Rule 144, subject to the expiration of the lock-up agreements described below.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell shares on expiration of the lock-up agreements described below, subject, in the case of restricted securities, to such shares having been beneficially owned for at least six months. Beginning 90 days after the date of this prospectus, within any three-month period, such stockholders may sell a number of shares that does not exceed the greater of:

➤
1% of the common stock then outstanding, which will equal approximately              shares immediately after this offering, or

➤
the average weekly trading volume of our common stock on the Nasdaq Global Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Shares eligible for future sale

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

RULE 701

Rule 701 generally allows a stockholder who was issued shares under a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days, to sell these shares in reliance on Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required by that rule to wait until 90 days after the date of this prospectus before selling those shares under Rule 701, subject to the expiration of the lock-up agreements described below.

FORM S-8 REGISTRATION STATEMENTS

We intend to file one or more registration statements on Form S-8 under the Securities Act with the SEC to register the offer and sale of shares of our common stock to be issued under our 2002 Plan, 2011 Plan, 2020 Plan and ESPP and shares issuable upon exercise of options granted outside our equity incentive plans. These registration statements will become effective immediately on filing. Shares covered by these registration statements will then be eligible for sale in the public markets, subject to vesting restrictions, any applicable lock-up agreements described below, and Rule 144 limitations applicable to affiliates.

LOCK-UP ARRANGEMENTS

We, the selling stockholders, all of our directors, executive officers and substantially all holders of our common stock and securities exercisable for or convertible into our common stock outstanding immediately on the completion of this offering, have agreed, or will agree, with the underwriters that, until 180 days after the date of this prospectus, we and they will not, without the prior written consent of UBS Securities LLC, offer, sell, contract to sell, pledge, grant any option to purchase, lend make any short sale or otherwise dispose of any shares of common stock, or any options or warrants to purchase any shares of common stock, or any securities convertible into, exchangeable for or that represent the right to receive shares of common stock. These agreements are described in the section titled "Underwriting." UBS Securities LLC may, in its sole discretion, release any of the securities subject to these lock-up agreements at any time.

In addition to the restrictions contained in the lock-up agreements described above, we have entered into an agreement with the holders of our convertible preferred stock that contains market stand-off provisions imposing restrictions on the ability of such security holders to sell or otherwise transfer or dispose of any registrable securities for a period of 180 days following the date of this prospectus.

REGISTRATION RIGHTS

Upon the completion of this offering, the holders of             shares of our common stock will be entitled to certain rights with respect to the registration of the offer and sale of their shares under the Securities Act. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately on the effectiveness of the registration. See the section titled "Description of capital stock—Registration Rights" for additional information.

Material U.S. federal income tax consequences to non-U.S. holders

The following is a general discussion of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of our common stock by "Non-U.S. Holders" (as defined below). This discussion is for general information purposes only and does not consider all aspects of U.S. federal income taxation that may be relevant to particular Non-U.S. Holders in light of their individual circumstances or to certain types of Non-U.S. Holders subject to special tax rules, including partnerships or other pass-through entities for U.S. federal income tax purposes, banks, financial institutions or other financial services entities, broker-dealers, insurance companies, tax-exempt organizations, pension plans, real estate investment trusts, regulated investment companies, controlled foreign corporations, passive foreign investment companies, corporations that accumulate earnings to avoid U.S. federal income tax, persons who use or are required to use mark-to-market accounting, persons that hold our shares as part of a "straddle," a "hedge", a "conversion transaction," "synthetic security", integrated investment or other risk reduction strategy, persons that have a functional currency other than the U.S. dollar, certain former citizens or permanent residents of the United States, persons who hold or receive shares of our common stock pursuant to the exercise of an employee stock option or otherwise as compensation, persons that own, or are deemed to own, more than 5% of our common stock (except to the extent specifically set forth below), or investors in pass-through entities (or entities that are treated as disregarded entities for U.S. federal income tax purposes). In addition, this discussion does not address the effects of any applicable gift or estate tax, the potential application of the alternative minimum tax or Medicare contribution tax on net investment income, any election to apply Section 1400Z-2 of the Code to gains recognized with respect to shares of our common stock, or any tax considerations that may apply to Non-U.S. Holders of our common stock under state, local or non-U.S. tax laws and any U.S. federal tax laws other than income tax laws.

This discussion is based on the Internal Revenue Code of 1986, as amended, or the Code, and applicable Treasury Regulations promulgated thereunder and rulings, administrative pronouncements and judicial decisions that are issued and available as of the date of this registration statement, all of which are subject to change or differing interpretations at any time with possible retroactive effect. We have not sought, and will not seek, any ruling from the Internal Revenue Service, or the IRS, with respect to the tax consequences discussed herein, and there can be no assurance that the IRS will not take a position contrary to the tax consequences discussed below or that any position taken by the IRS would not be sustained. This discussion is limited to a Non-U.S. Holder who will hold our common stock as a capital asset within the meaning of the Code (generally, property held for investment). For purposes of this discussion, the term "Non-U.S. Holder" means a beneficial owner of our shares that is not a partnership (or entity or arrangement treated as a partnership for U.S. federal income tax purposes) and is not, for U.S. federal income tax purposes, any of the following:

➤
an individual who is a citizen or resident of the United States;

➤
a corporation (or other entity treated as a corporation) created or organized in the United States or under the laws of the United States or of any state thereof or the District of Columbia;

➤
an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

➤
a trust if (i) a court within the United States can exercise primary supervision over the trust's administration and one or more U.S. persons have the authority to control all of the trust's substantial decisions or (ii) the trust has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

Material U.S. federal income tax consequences to non-U.S. holders

If a partnership (or entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of our common stock, the tax treatment of such partnership and a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our shares, you should consult your tax advisor regarding the tax consequences of the purchase, ownership, and disposition of our common stock.

THIS SUMMARY IS NOT INTENDED TO BE TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.

DISTRIBUTIONS ON OUR COMMON STOCK

In general, subject to the discussion below under the headings "Information Reporting and Backup Withholding" and "Foreign Accounts," distributions, if any, paid on our common stock to a Non-U.S. Holder (to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles) will constitute dividends and be subject to U.S. withholding tax at a rate equal to 30% of the gross amount of the dividend, or a lower rate prescribed by an applicable income tax treaty, unless the dividends are effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States. Any distribution not constituting a dividend (because such distribution exceeds our current and accumulated earnings and profits) will be treated first as reducing the Non-U.S. Holder's basis in its shares of common stock, but not below zero, and to the extent it exceeds the Non-U.S. Holder's basis, as capital gain from the sale or exchange of such shares of Common Stock (see "Gain on Sale, Exchange or Other Disposition of Our Common Stock" below).

A Non-U.S. Holder who claims the benefit of an applicable income tax treaty generally will be required to satisfy certain certification and other requirements prior to the distribution date. Such Non-U.S. Holders must generally provide us and/or our paying agent, as applicable, with a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E (or other appropriate form) claiming an exemption from or reduction in withholding under an applicable income tax treaty. Such certificate must be provided before the payment of dividends and must be updated periodically. If a Non-U.S. Holder holds common stock through a financial institution or other agent acting on the Non-U.S. Holder's behalf, the Non-U.S. Holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through intermediaries. If tax is withheld in an amount in excess of the amount applicable under an income tax treaty, a refund of the excess amount may generally be obtained by a Non-U.S. Holder by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty.

Dividends that are effectively connected with a Non-U.S. Holder's conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment or fixed base of the Non-U.S. Holder) generally will not be subject to U.S. federal withholding tax if the Non-U.S. Holder satisfies applicable certification and disclosure requirements, including providing IRS Form W-8ECI, with us and/or our paying agent, as applicable, but instead generally will be subject to U.S. federal income tax on a net income basis at regular rates in the same manner as if the Non-U.S. Holder were a resident of the United States. A corporate Non-U.S. Holder that receives effectively connected dividends may be subject to an additional branch profits tax at a rate of 30%, or a lower rate prescribed by an applicable income tax treaty.

Material U.S. federal income tax consequences to non-U.S. holders

GAIN ON SALE, EXCHANGE OR OTHER DISPOSITION OF OUR COMMON STOCK

In general, subject to the discussion below under the headings "Information Reporting and Backup Withholding" and "Foreign Accounts," a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax on any gain realized upon such holder's sale, exchange or other disposition of shares of our common stock unless:

i.
the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States (and, if required by an applicable income tax treaty, attributable to a U.S. permanent establishment or fixed base of the Non-U.S. Holder);

ii.
the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

iii.
we are or have been a "United States real property holding corporation" for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the Non-U.S. Holder held the common stock, and, in the case where shares of our common stock are regularly traded on an established securities market, the Non-U.S. Holder owns, or is treated as owning, more than 5% of our common stock at any time during the foregoing period.

Net gain realized by a Non-U.S. Holder described in clause (i) above generally will be subject to U.S. federal income tax in the same manner as if the Non-U.S. Holder were a resident of the United States. Any gains of a corporate Non-U.S. Holder described in clause (i) above may also be subject to an additional "branch profits tax" at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty.

Gain realized by an individual Non-U.S. Holder described in clause (ii) above will be subject to a flat 30% tax, or such lower rate specified in an applicable income tax treaty, which gain may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States, provided that the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.

For purposes of clause (iii) above, a corporation is a United States real property holding corporation, or USRPHC, if the fair market value of its United States real property interests equals or exceeds 50% of the sum of the fair market value of its United States real property interests, the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we are not, and we do not anticipate that we will become, a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our worldwide real property interests and other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we became a USRPHC, a Non-U.S. Holder would not be subject to U.S. federal income tax on a sale, exchange or other taxable disposition of our common stock by reason of our status as a USRPHC so long as our common stock is regularly traded on an established securities market (within the meaning of the applicable regulations) and such Non-U.S. Holder does not own and is not deemed to own (directly, indirectly or constructively) more than 5% of our outstanding common stock at any time during the shorter of the five-year period ending on the date of disposition and such holder's holding period. However, no assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above. If we are a USRPHC and either our common stock is not regularly traded on an established securities market or a Non-U.S. Holder holds or is deemed to hold (directly, indirectly or constructively) more than 5% of our outstanding common stock during the applicable testing period, a Non-U.S. Holder will generally

Material U.S. federal income tax consequences to non-U.S. holders be taxed on its net gain derived from the disposition of our common stock at the U.S. federal income tax rates applicable to U.S. persons (as defined in the Code). Prospective investors are encouraged to consult their own tax advisors regarding the possible consequences to them if we are, or were to become, a USRPHC.

INFORMATION REPORTING AND BACKUP WITHHOLDING

Generally, we must report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States or withholding was reduced by an applicable income tax treaty. Under applicable income tax treaties or other agreements, the IRS may make its reports available to the tax authorities in the Non-U.S. Holder's country of residence or country in which the Non-U.S. Holder was established.

Dividends paid to a Non-U.S. Holder that is not an exempt recipient generally will be subject to backup withholding, currently at a rate of 24%, unless the Non-U.S. Holder certifies to the payor as to its foreign status, which certification may generally be made on an applicable IRS Form W-8.

Proceeds from the sale or other disposition of common stock by a Non-U.S. Holder effected by or through a U.S. office of a broker will generally be subject to information reporting and backup withholding, currently at a rate of 24%, unless the Non-U.S. Holder certifies to the withholding agent under penalties of perjury as to, among other things, its name, address and status as a Non-U.S. Holder or otherwise establishes an exemption. Payment of disposition proceeds effected outside the United States by or through a non-U.S. office of a non-U.S. broker generally will not be subject to information reporting or backup withholding if the payment is not received in the United States. Information reporting, but generally not backup withholding, will apply to such a payment if the broker has certain connections with the United States unless the broker has documentary evidence in its records that the beneficial owner thereof is a Non-U.S. Holder and specified conditions are met or an exemption is otherwise established.

Backup withholding is not an additional tax. Any amount withheld under the backup withholding rules from a payment to a Non-U.S. Holder that results in an overpayment of taxes generally will be refunded, or credited against the holder's U.S. federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

FOREIGN ACCOUNTS

Subject to the discussion of certain proposed U.S. Treasury Regulations below, the Foreign Account Tax Compliance Act, or FATCA, generally imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or disposition of, our common stock if paid to a foreign entity unless (i) if the foreign entity is a "foreign financial institution," the foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) if the foreign entity is a "non-financial foreign entity," the foreign entity identifies certain direct and indirect U.S. holders of debt or equity interests in such foreign entity or certifies that there are none or (iii) the foreign entity is otherwise exempt from FATCA.

Withholding under FATCA generally applies to payments of dividends on our common stock and payments of gross proceeds from a sale or other disposition of our common stock although under recently proposed U.S. Treasury regulations, no withholding would apply to such gross proceeds. The preamble to such proposed regulations specifies that taxpayers (including withholding agents) are permitted to rely on the proposed regulations pending finalization. An intergovernmental agreement

Material U.S. federal income tax consequences to non-U.S. holders between the United States and an applicable foreign country may modify the requirements described in this section. Under certain circumstances, a Non-U.S. Holder may be eligible for refunds or credits of the tax. Non-U.S. Holders should consult their own tax advisors regarding the possible implications of FATCA on their investment in our common stock.

Prospective investors should consult their own tax advisors regarding the possible impact of these FATCA rules on their investment in our common stock, and the possible impact of FATCA and the proposed regulations on the entities through which they hold our common stock, including, without limitation, the process and deadlines for meeting the applicable requirements to prevent the imposition of this 30% withholding tax.

Underwriting

We and the selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. UBS Securities LLC, Barclays Capital Inc. and RBC Capital Markets, LLC are acting as representatives of the underwriters listed in the table below. Subject to the terms and conditions set forth in an underwriting agreement among us, the underwriters and the selling stockholders, we and the selling stockholders have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us and the selling stockholders, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of shares

UBS Securities LLC
Barclays Capital Inc.
RBC Capital Markets, LLC
SunTrust Robinson Humphrey, Inc.

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers' certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $             per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Without option	With option

Per Share	$	$
Total	$	$

Underwriting

The expenses of the offering payable by us, not including the underwriting discounts and commissions, are estimated to be $                           . We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $             .

Option to purchase additional shares

The underwriters have an option, exercisable for 30 days after the date of this prospectus, to purchase up to                           additional shares of common stock from the selling stockholders at the public offering price, less the underwriting discounts and commissions. If the underwriters exercise this option, each underwriter will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

No sales of similar securities

We, our executive officers and directors, our other existing security holders and the selling stockholders have agreed not to sell or transfer any of our common stock or securities convertible into, exchangeable for, exercisable for, or repayable with our common stock, for the period ending 180 days after the date of this prospectus without first obtaining the written consent of UBS Securities LLC. Specifically, we and these other persons have agreed, with certain customary exceptions, not to directly or indirectly (i) sell, offer to sell, contract or agree to sell, hypothecate, pledge, grant any option to purchase or otherwise dispose of or agree to dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act with respect to our common stock or any other of our securities that are substantially similar to our common stock, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing; (ii) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock or any other of our securities that are substantially similar to our common stock, or any securities convertible into or exchangeable or exercisable for, or any warrants or other rights to purchase, the foregoing, whether any such transaction is to be settled by delivery of our common stock or such other securities, in cash or otherwise; or (iii) publicly announce an intention to effect any transaction specified in clause (i) or (ii).

This lock-up provision also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Nasdaq Global Market listing

We have applied to have our common stock approved for listing on the Nasdaq Global Market under the symbol "ACLL."

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations among us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

➤
the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

➤
our financial information,

➤
the history of, and the prospects for, our company and the industry in which we compete,

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➤
an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues and earnings,

➤
the present state of our development,

➤
the general condition of the securities markets at the time of this offering,

➤
the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours, and

➤
other factors deemed relevant by the underwriters and us.

An active trading market for our shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price stabilization, short positions and penalty bids

Until the distribution of the shares is completed, SEC rules may limit underwriters from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. "Naked" short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the Nasdaq Global Market, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Underwriting

Electronic distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as email. A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members, if any, for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members, if any, that may make Internet distributions on the same basis as other allocations.

Other relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to prospective investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a "Member State"), an offer to the public of any shares of common stock may not be made in that Member State, except that an offer to the public in that Member State of any shares of common stock may be made at any time under the following exemptions under the Prospectus Regulation:

➤
to any legal entity which is a "qualified investor" as defined under Regulation (EU) 2017/1129 (the "Prospectus Regulation");

➤
to fewer than 150 natural or legal persons (other than "qualified investors" as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives of the underwriters for any such offer; or

➤
in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of shares of common stock shall result in a requirement for us or any underwriter to

Underwriting

  publish a prospectus pursuant to Article 3 of the Prospectus Regulation or a supplemental prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares of common stock or to whom any offer is made will be deemed to have represented, warranted and agreed to and with each of the underwriters and us that it is a qualified investor within the meaning of Article 2(e) of the Prospectus Regulation.

In the case of any shares of common stock being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares of common stock acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares of common stock to the public other than their offer or resale in a Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

We, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, warranties and agreements. Notwithstanding the above, a person who is not a "qualified investor" and who has notified the underwriters of such fact in writing may, with the prior consent of the underwriters, be permitted to acquire shares of common stock in the offering.

For the purposes of this provision, the expression an "offer of ordinary shares to the public" in relation to any ordinary shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the ordinary shares to be offered so as to enable an investor to decide to purchase or subscribe the ordinary shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression "Prospectus Directive" means Directive 2003/71/EC (as amended) and includes any relevant implementing measure in each Member State.

Notice to prospective investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are "qualified investors" (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the "Order") and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to prospective investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange ("SIX") or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Underwriting

Neither this document nor any other offering or marketing material relating to the offering, the Company, nor the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA ("FINMA"), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes ("CISA"). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to prospective investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority ("DFSA"). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to prospective investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission ("ASIC"), in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the "Corporations Act"), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons (the "Exempt Investors") who are "sophisticated investors" (within the meaning of section 708(8) of the Corporations Act), "professional investors" (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Underwriting

Notice to prospective investors in Hong Kong

The securities have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to "professional investors" as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a "prospectus" as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the securities has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to securities which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to prospective investors in Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, "Japanese Person" shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to prospective investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)
a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that

Underwriting

corporation or that trust has acquired the securities pursuant to an offer made under Section 275 of the SFA except:

(a)
to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)
where no consideration is or will be given for the transfer;

(c)
where the transfer is by operation of law;

(d)
as specified in Section 276(7) of the SFA; or

(e)
as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to prospective investors in Canada

The securities may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to Section 3A.3 of National Instrument 33-105 Underwriting Conflicts ("NI 33-105"), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Legal matters

The validity of the shares of common stock being offered by this prospectus will be passed upon for us by Cooley LLP, Reston, Virginia. Certain legal matters in connection with this offering will be passed upon for the underwriters by Goodwin Procter LLP, New York, New York.

Experts

The financial statements of ACell, Inc. as of and for the fiscal years ended December 31, 2019 and 2018 are included herein and in the registration statement in reliance upon the report of CohnReznick LLP, independent registered public accounting firm, also included herein, and upon the authority of said firm as experts in accounting and auditing.

Where you can find additional information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

On the completion of this offering, we will be subject to the information reporting requirements of the Exchange Act, and we will file reports, proxy statements and other information with the SEC. These reports, proxy statements and other information will be available at www.sec.gov.

We also maintain a website at www.acell.com. Information contained in, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is only as an inactive textual reference.

ACell, Inc.

Financial Statements
 As of and for the Years Ended December 31, 2019 and 2018 and as of and for the Three Months Ended March 31, 2020 and 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
ACell, Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of ACell, Inc. (the "Company") as of December 31, 2019 and 2018, and the related statements of operations, stockholders' equity and cash flows for the years then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ CohnReznick LLP

We have served as the Company's auditor since 2015.

Tysons, Virginia
March 9, 2020

ACell, Inc.

BALANCE SHEETS

	December 31,
	2019	2018

Assets
Current Assets
Cash and cash equivalents	$6,961,194	$7,711,947
Accounts receivable, net of allowance of $438,268 and $467,545	13,559,069	12,233,652
Inventories, net	8,918,727	8,672,299
Prepaid expenses and other current assets	2,779,323	1,727,446

Total current assets	32,218,313	30,345,344
Property and equipment, net	10,323,153	11,988,076
Deferred tax asset, net	61,370	48,757
Other assets	794,486	514,774

Total assets	$43,397,322	$42,896,951

Liabilities and Stockholders' Equity
Current liabilities
Accounts payable	$1,939,495	$1,488,244
Accrued expenses	7,785,001	7,074,988
Legal settlement liability—current portion	2,478,753	2,000,000
Line of credit	500,000	500,000
Debt—current portion	—	966,666

Total current liabilities	12,703,249	12,029,898
Deferred rent	1,352,073	1,500,129
Legal settlement liability	10,346,019	13,000,000
Other long-term liabilities	25,000	154,958

Total liabilities	24,426,341	26,684,985

Commitments and contingencies (Note 14)
Stockholders' Equity
Series A convertible preferred stock, $0.001 par value; 2,000,000 shares authorized, 891,000 shares issued and outstanding; aggregate liquidation preference of $1,336,500 at December 31, 2019 and 2018	891	891
Series B convertible preferred stock, $0.001 par value; 2,000,000 shares authorized, 1,915,149 shares issued and outstanding; aggregate liquidation preference of $6,262,537 at December 31, 2019 and 2018	1,915	1,915
Series C convertible preferred stock, $0.001 par value; 30,000,000 shares authorized, 23,393,691 shares issued and outstanding; aggregate liquidation preference of $9,357,476 at December 31, 2019 and 2018	23,394	23,394
Series D convertible preferred stock, $0.001 par value; 10,000,000 shares authorized, 6,428,545 shares issued and outstanding; aggregate liquidation preference of $8,999,963 at December 31, 2019 and 2018	6,428	6,428
Common stock; $0.001 par value; 65,000,000 shares authorized; 13,513,666 and 13,198,850 shares issued and outstanding at December 31, 2019 and 2018, respectively	13,513	13,198
Additional paid-in capital	42,342,537	41,032,547
Accumulated deficit	(23,417,697)	(24,866,407)

Total stockholders' equity	18,970,981	16,211,966

Total liabilities and stockholders' equity	$43,397,322	$42,896,951

See accompanying notes to financial statements.

ACell, Inc.

STATEMENTS OF OPERATIONS

	Year ended December 31,
	2019	2018

Revenue	$100,794,336	$89,221,138
Cost of goods sold	19,110,793	16,289,335

Gross profit	81,683,543	72,931,803

Operating expenses
Selling, general and administrative	72,363,545	66,977,296
Research and development	7,943,948	9,019,799

Total operating expenses	80,307,493	75,997,095

Net operating income (loss)	1,376,050	(3,065,292)

Other (expense) income
Interest expense	(373,334)	(303,477)
Interest income	165,664	179,947
Other (expense) income, net	120,735	8,625

Other expense, net	(86,935)	(114,905)

Income (loss) before income taxes	1,289,115	(3,180,197)
Income tax benefit	159,595	48,757

Net income (loss)	$1,448,710	$(3,131,440)

Net income (loss) per common share—basic	$0.03	$(0.28)

Net income (loss) per common share—diluted	$0.03	$(0.28)

Weighted average shares of common shares—basic	13,359,018	11,348,675

Weighted average shares of common shares—diluted	16,671,790	11,348,675

See accompanying notes to financial statements.

ACell, Inc.

STATEMENTS OF STOCKHOLDERS' EQUITY

	Convertible Preferred Stock
	Series A		Series B		Series C		Series D		Common stock		Additional paid-in capital		Total stockholders' equity
												Accumulated deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount

Balance at January 1, 2018	891,000	$891	1,915,149	$1,915	23,393,691	$23,394	6,428,545	$6,428	10,640,093	$10,639	$39,822,840	$(21,734,967)	$18,131,140
Share-based compensation expense	—	—	—	—	—	—	—	—	—	—	745,526	—	745,526
Exercise of common stock warrants	—	—	—	—	—	—	—	—	2,208,402	2,209	122,592	—	124,801
Exercise of stock options	—	—	—	—	—	—	—	—	350,355	350	341,589	—	341,939
Net loss	—	—	—	—	—	—	—	—	—	—	—	(3,131,440)	(3,131,440)

Balance at December 31, 2018	891,000	891	1,915,149	1,915	23,393,691	23,394	6,428,545	6,428	13,198,850	13,198	41,032,547	(24,866,407)	16,211,966
Share-based compensation expense	—	—	—	—	—	—	—	—	—	—	972,456	—	972,456
Exercise of common stock warrants	—	—	—	—	—	—	—	—	21,885	22	(22)	—	—
Exercise of stock options	—	—	—	—	—	—	—	—	292,931	293	337,556	—	337,849
Net income	—	—	—	—	—	—	—	—	—	—	—	1,448,710	1,448,710

Balance at December 31, 2019	891,000	$891	1,915,149	$1,915	23,393,691	$23,394	6,428,545	$6,428	13,513,666	$13,513	$42,342,537	$(23,417,697)	$18,970,981

See accompanying notes to financial statements.

ACell, Inc.

STATEMENTS OF CASH FLOWS

	Year ended December 31,
	2019	2018

Cash flows from operating activities:
Net income (loss)	$1,448,710	$(3,131,440)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Stock-based compensation	972,456	745,526
Deferred taxes	(12,613)	(48,757)
Depreciation and amortization	2,277,192	2,239,502
Loss on disposal of fixed assets	—	13,087
Provision for losses on accounts receivable	325,188	246,965
Changes in operating assets and liabilities
Accounts receivable	(1,650,605)	(365,707)
Inventory	(246,428)	(1,867,423)
Prepaid expenses and other current assets	(1,051,876)	167,064
Other assets	146,342	(296,398)
Accounts payable	451,251	195,598
Accrued expenses	400,236	(1,162,588)
Legal settlement liability	(2,175,228)	—
Deferred rent	(148,056)	595,846
Other long-term liabilities	(129,958)	53,377

Net cash provided by (used in) operating activities	606,611	(2,615,348)

Cash flows from investing activities:
Purchases of property and equipment	(612,269)	(3,725,502)

Net cash used in investing activities	(612,269)	(3,725,502)

Cash flows from financing activities:
Payments on notes payable	(966,666)	(1,400,000)
Proceeds from exercise of stock purchase warrants	—	124,800
Proceeds from exercise of stock options	337,849	341,939
Deferred offering costs	(116,277)	—

Net cash used in financing activities	(745,094)	(933,261)

Net decrease in cash and cash equivalents	(750,753)	(7,274,111)
Cash and cash equivalents, beginning of year	7,711,947	14,986,058

Cash and cash equivalents, end of year	$6,961,194	$7,711,947

Supplemental disclosure of cash flow information:
Accrued capital expenditures	$—	$262,922
Deferred offering costs included in accrued expenses	$309,777	$—
Cash paid during the year for interest	$353,385	$151,021
Cash paid during the year for income taxes	$676,239	$102,234

See accompanying notes to financial statements.

ACell, Inc.

NOTES TO FINANCIAL STATEMENTS
December 31, 2019 and 2018

Note 1. Nature of business

ACell, Inc. (the "Company" or "ACell") is a Delaware corporation that was incorporated on June 14, 1999. The Company is a leading regenerative medicine company focused on the development, manufacture and sale of products primarily used in acute care settings as part of the treatment and management of moderate to severe wounds and reinforcement of soft tissue surgical defects. The Company's products utilize its proprietary porcine urinary bladder matrix platform technology that is designed to enhance the body's ability to restore natural tissue and minimize scarring in the management of traumatic, surgical and chronic wounds, hernias and other conditions requiring the reinforcement of soft tissue.

The Company's management reviewed all material events through the date the financial statements were issued for subsequent event disclosure consideration.

Note 2. Summary of significant accounting policies

Basis of presentation

The accompanying financial statements are presented in accordance with the requirements of accounting principles generally accepted in the United States of America for financial reporting ("GAAP").

Segment information

Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision-maker ("CODM"), or decision-making group, in deciding how to allocate resources and in assessing performance. The Company views its operations and manages its business in one segment, which is the MicroMatrix, Cytal, and Gentrix product lines. The Company's CODM is its Chief Executive Officer and President.

Concentration of credit risk, significant customers, and significant vendors

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents, accounts receivable, accounts payable and debt.

The Company's cash and cash equivalents are maintained with high credit quality financial institutions.

The Company's raw materials were purchased from two vendors during the years ended December 31, 2019 and 2018.

Management deems there to be minimal credit risk associated with the Company's cash and cash equivalents, accounts receivable, accounts payable and debt.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in financial statements and accompanying notes. On an ongoing basis, the Company evaluates its estimates, including those related to collectability of accounts receivable, net realizable value of inventory, fair values and useful lives of long-lived assets, fair values of financial assets and liabilities, deferred tax assets and liabilities and

ACell, Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2019 and 2018

related valuation allowance, pre-clinical study and clinical trial accruals, contingencies, revenue recognition, and stock-based compensation. Management bases its estimates on historical experience or on various other assumptions that it believes to be reasonable under the circumstances. Actual results could differ from those estimates; however, management does not believe that such differences would be material.

In addition, the Company uses estimates and assumptions in determining the fair value of its common stock. The Company granted stock options at exercise prices equal to or greater than the fair value of its common stock as determined by the Board of Directors, with input from management and third-party valuation experts as considered necessary under the circumstances. The Board of Directors determined the estimated fair value of the common stock based on a number of objective and subjective factors, including external market considerations affecting surgical and medical instruments and apparatus along with orthopedic, prosthetic, and surgical appliances and supplies companies.

Cash and cash equivalents

Cash equivalents consist of highly-liquid investments, which are readily convertible into cash and have original maturities of three months or less. The Company has cash and cash equivalents deposited in financial institutions which may exceed federally insured limits. The Company has not experienced any losses in such accounts, and management believes it is not exposed to any significant credit risk.

Accounts receivable, net of allowance for doubtful accounts

The Company extends credit to customers on an unsecured basis. Trade accounts receivable are recorded at the invoiced amount, do not bear interest, are generally due within 30 days of invoice, and are presented net of an allowance for doubtful accounts. An allowance for doubtful accounts is determined based on management's assessment of uncollectible amounts. The allowance for doubtful accounts is established through provisions charged against income. Accounts deemed to be uncollectible are charged against the allowance and subsequent recoveries, if any, are credited to the allowance. The Company determines its allowance for doubtful accounts by considering a number of factors, including the length of time trade accounts receivable are past due, the Company's collection history, the customer's creditworthiness, and current economic and industry trends. Unpaid balances remaining after the stated payment terms are considered past due.

Unbilled accounts receivable included in accounts receivable, totaling approximately $2.0 million and $3.0 million as of December 31, 2019 and 2018, respectively, represents product that has been delivered and/or implanted, for which revenue has been recognized, as the Company has satisfied the criteria to recognize revenue but has not yet invoiced the product due to the timing of the invoice cycle. Substantially all of the unbilled receivables are expected to be billed within 90 days from the balance sheet date.

Inventory

Inventory is stated at the lower of cost or net realizable value. Cost is determined on the first-in, first-out method and includes material, labor, and overhead costs. Fixed overhead is allocated to inventory based on the normal capacity of the Company's production facilities. Consideration is given to obsolescence, excessive inventory levels, product deterioration and other factors (e.g., lot expiration

ACell, Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2019 and 2018

dates for shelf-life control) in evaluating net realizable value on a quarterly basis, and write-offs occur in the applicable period.

Property and equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the related asset. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to operations. Repairs and maintenance costs are expensed as incurred; major replacements that extend the useful life are capitalized. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives:

Manufacturing equipment	4 - 7 years
Computer and office equipment	3 - 5 years
Laboratory equipment	5 - 7 years
Quality control equipment	3 years
Capitalized software	3 - 5 years
Vehicles	5 - 7 years
Leasehold improvements	shorter of lease term or useful life

Deferred offering costs

Deferred offering costs as of December 31, 2019, consisting of legal, accounting, printing and filing fees incurred in connection with the probable equity financing, were capitalized. The deferred costs are included in other assets on the balance sheet as of December 31, 2019. Should the equity financing no longer be considered probable of being consummated, all deferred offering costs will be charged to operating expenses in the statement of operations. The Company did not record any deferred offering costs as of December 31, 2018.

Impairment of long-lived assets

The Company periodically assesses the carrying value of its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of the long-lived asset is measured by a comparison of the carrying amount of the asset or asset group to future undiscounted net cash flows expected to be generated by the asset or asset group. If the carrying value exceeds the sum of the undiscounted cash flows, the Company then determines the fair value of the underlying asset or asset group. Any impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. Assets "held for sale" are reported at the lower of the carrying amount or fair value, less costs to sell. As of December 31, 2019 and 2018, the Company determined that there were no impaired assets and no assets held for sale.

Deferred rent and tenant improvement allowances

Deferred rent is recognized to the extent the total minimum rental payments allocated to the current period on a straight-line basis exceed or are less than the cash payments required. In connection with

ACell, Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2019 and 2018

the Company's Maryland lease (see Note 14), the landlord has provided the Company with tenant improvement allowances. These lease incentives have been included in the deferred rent liability and are being amortized on a straight-line basis over the lease term. Deferred rent at December 31, 2019 includes $740,497 of deferred rent and $611,576 of tenant improvement allowances. Deferred rent at December 31, 2018 includes $701,693 of deferred rent and $798,436 of tenant improvement allowances.

Revenue recognition

The Company's revenue is primarily derived from sales of its MicroMatrix, Cytal, and Gentrix products. All revenues are categorized as Drop Ship Sales, Consignment Sales, and Field Stock Sales. Drop Ship Sales involve orders that are placed for products that will be directly delivered from the Company's warehouse to the customer. Consignment sales involve the use of a product from consignment inventory on location at a customer that has been received and stored by the customer under the terms of a consignment agreement; each consignment customer is required to notify the Company after it has used a product from its consignment inventory. Field Stock Sales involve the use of a product from inventory maintained and carried by a sales representative that the sales representative brings into the customer facility in connection with a procedure being performed there. Pursuant to the Company's policy, the Company does not provide its customers with rights of return, refunds, or other similar rights. In 2019, the Company recognized revenue for all sales categories upon the satisfaction of its performance obligations, generally upon transfer of control of the goods and risk of loss transfers to customers, in an amount that reflects the consideration to which it expects to be entitled in exchange for those goods. Transfer of control of goods and risk of loss for Drop Ship Sales is upon delivery of goods to the customer. Transfer of control of goods and risk of loss for Consignment Sales and Field Stock Sales is when the goods are used by the customer.

The Company analyzes contracts to determine the appropriate revenue recognition using the following steps: (i) identification of contracts with customers, (ii) identification of distinct performance obligation in the contract, (iii) determination of contract transaction price, (iv) allocation of contract transaction price to the performance obligations and (v) determination of revenue recognition based on timing of satisfaction of the performance obligations.

The Company has agreements with brokers that represent a consortium of individual hospitals. The Company pays administrative fees to the broker. The Company is a principal to these transactions because it controls the goods prior to transferring control to the customer. The administrative fees are recorded as selling, general, and administrative expenses.

The Company recognizes the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the Company otherwise would have recognized is one year or less.

In the year ended December 31, 2018 and periods prior to the adoption of Financial Accounting Standards Board ("FASB"), Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"), the Company recognized revenue for all sales categories when title to the goods and risk of loss transferred to customers, provided there were no material remaining performance obligations required of the Company or any matters requiring customer acceptance, and when persuasive evidence of an arrangement existed, the amount due from the customer was fixed or determinable, and collection was reasonably assured. With respect to its agreements with brokers, the

ACell, Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2019 and 2018

Company determined that it was a principal to these transactions because it was the primary obligor and had the ultimate and contractual responsibility for fulfillment and acceptability of the products purchased. The Company delivers the product directly to the customer. The customer enters into the agreement to confirm pricing and delivery terms. Under these agreements, consistent with the Company's normal agreements, the customer does not have a right of return. The Company also bears full risk of delivery and loss for products, whether the products are drop-shipped, sold as Consignment Sales, or sold as Field Stock Sales.

For the year ended December 31, 2019, the Company's disaggregated revenue by major sources is as follows:

Wound	$78,365,946
Surgical	22,428,390

Total revenue	$100,794,336

At December 31, 2019, the Company had no remaining contract consideration for which revenue had not been recognized due to unsatisfied performance obligations with a duration greater than one year. During the year ended December 31, 2019, the Company did not incur, and therefore did not defer, any material incremental costs to obtain contracts or costs to fulfill contracts. The Company has elected to treat shipping costs as activities to fulfill the transfer of goods to its customers, and charges these costs to costs of goods sold when incurred.

Research and development

Expenses related to the development of products are expensed as incurred. For payments made in advance for research and development contractual arrangements, the Company recognizes research and development expense as the services are rendered. Research and development costs primarily consist of salaries and related expenses for personnel, laboratory supplies and raw materials, depreciation of laboratory facilities and leasehold improvements, and utilities costs related to research space. Other research and development expenses include fees paid to consultants, materials, and outside service providers.

Stock-based compensation

Share-based payments are accounted for at fair value. The Company uses the Black-Scholes-Merton option pricing model to fair value stock options granted and amortizes compensation expense on a straight-line basis over the requisite service period, which is generally the vesting period. The Company will reconsider use of the Black-Scholes-Merton model if additional information becomes available in the future that indicates another model would be more appropriate or if grants issued in future periods have characteristics that prevent their value from being reasonably estimated using this model.

A discussion of management's methodology for developing the key assumptions used in the valuation model follows:

Fair value of common stock—In the absence of a public trading market, the Company believes that it is appropriate to consider a range of factors to determine the fair market value of the common stock at each grant date. In determining the fair value of its common stock, the Company uses methodologies, approaches, and assumptions consistent with the American Institute of Certified Public

ACell, Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2019 and 2018

Accountants ("AICPA"), Audit and Accounting Practice Aid Series: Valuation of Privately Held Company Equity Securities Issued as Compensation, or the AICPA Practice Guide. In addition, the Company considered various objective and subjective factors, along with input from an independent third-party valuation firm. The factors include (1) the achievement of operational milestones by the Company; (2) the significant risks associated with the Company's stage of development; (3) capital market conditions (initial public offerings and merger and acquisition transactions) for surgical and medical instruments and apparatus along with orthopedic, prosthetic, and surgical appliances and supplies companies; and (4) the Company's available cash, financial condition, and results of operations.

Expected dividend yield—The Company has never declared or paid dividends and has no plans to do so in the foreseeable future. Accordingly, the Company has assumed an expected dividend yield of 0%.

Expected volatility—Volatility is a measure of the amount by which a financial variable such as share price has fluctuated (historical volatility) or is expected to fluctuate (expected volatility) during a year. The Company does not maintain an internal market for its shares, and its shares are not traded publicly. The Company has been able to identify several public entities of similar size, complexity, stage of development and financial leverage; accordingly, historic volatility has been calculated using historical share price information for periods consistent with the expected term of the associated awards.

Risk-free interest rate—The risk-free interest rate is based on the U.S. Treasury rate for the week of each option grant during the year, having a term that most closely resembles the expected life of the option.

Expected term—This is a period of time that the options granted are expected to remain unexercised. Options granted have a maximum contractual term of 10 years. The Company uses the "simplified method," whereby the expected life equals the arithmetic average of the vesting term and the maximum contractual term of the option.

A summary of the assumptions used in determining the fair value of stock options is as follows for the years ended December 31, 2019 and 2018:

	2019	2018
Expected dividend yield	—	—
Expected volatility	53.4 - 73.6%	65.0 - 70.0%
Risk-free interest rate	1.4 - 3.0%	2.5 - 2.9%
Expected average life (in years)	5.5 - 6.1	5.1 - 6.2

Income taxes

The Company utilizes the asset and liability method of accounting for income taxes. This method requires recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The Company evaluates its ability to benefit from all deferred tax assets and establishes valuation allowances for amounts it believes may not be realizable.

ACell, Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2019 and 2018

The Company recognizes the financial statement benefit of an income tax position only after determining that the relevant taxing authority would more-likely-than-not sustain the position following audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant taxing authority. The Company recognizes interest accrued related to unrecognized tax benefits and penalties in the provision for income taxes.

Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require application of significant judgment. The Company is subject to U.S. federal and various state and local jurisdictions. Due to the Company's net operating loss carryforwards, the Company may be subject to examination by authorities for all previously filed income tax returns.

Net income (loss) per share

In periods of net loss, basic loss per share is computed by dividing net loss available to common stockholders by the weighted average number of shares of common stock outstanding during the period. The Company's Series A, B, C and D convertible preferred stock contains non-forfeitable rights to dividends, and therefore are considered to be participating securities; in periods of net income, the calculation of basic earnings per share excludes from the numerator net income attributable to the preferred stock and excludes the impact of those shares from the denominator.

In periods of net loss, diluted loss per share is calculated similarly to basic loss per share because the impact of all potential dilutive common shares is anti-dilutive. In periods of net income, diluted earnings per share is computed using the more dilutive of the "two class method" or the "treasury method." Dilutive earnings per share under the "two class method" is calculated by dividing net income available to common stockholders as adjusted for the participating impacts of the preferred stock, by the weighted-average number of shares outstanding plus the dilutive impact of all other potential dilutive common shares, consisting primarily of common shares underlying common stock options and stock purchase warrants using the treasury stock method. Dilutive earnings per share under the "treasury stock method" is calculated by dividing net income available to common stockholders by the weighted-average number of shares outstanding plus the dilutive impact of all potential dilutive common shares, consisting primarily of common shares underlying common stock options and stock purchase warrants using the treasury stock method, and preferred stock using the if-converted method.

ACell, Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2019 and 2018

The Company has calculated basic and diluted earnings (loss) per share for the years ended December 31, 2019 and 2018 as follows:

	Basic		Diluted
	2019	2018	2019	2018
Net income (loss)	$1,448,710	$(3,131,440)	$1,448,710	$(3,131,440)
Net income allocated to preferred stock	(1,056,942)	—	(991,230)	—

Net income (loss) allocated to common shares	$391,768	$(3,131,440)	$457,480	$(3,131,440)

Basic weighted average shares outstanding	13,359,018	11,348,675	13,359,018	11,348,675
Dilutive effect of stock options			3,307,316	—
Dilutive effect of stock purchase warrants			5,456	—
Dilutive effect of preferred stock			—	—

Dilutive weighted average shares outstanding			16,671,790	11,348,675

Earnings (loss) per share	$0.03	$(0.28)	$0.03	$(0.28)

None of the potential dilutive securities had a dilutive impact during the year ended December 31, 2018 due to net losses.

The number of anti-dilutive shares for the years ended December 31, 2019 and 2018 consisting of common shares underlying (i) common stock options, (ii) stock purchase warrants, and (iii) convertible preferred stock which have been excluded from the computation of diluted income per share, was 370,250 and 43,372,578 shares, respectively.

Fair value of financial instruments

Financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, and debt. The carrying values of the Company's financial instruments approximate fair value due to their short-term maturities. The fair value of the notes payable amount approximates carrying value and is based on the effective interest rate compared to the current market rates, which is a Level 2 fair value measurement as described below.

Fair value is the price at which an asset could be exchanged or a liability transferred (an exit price) in an orderly transaction between knowledgeable, willing parties in the principal or most advantageous market for the asset or liability. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied.

GAAP establishes an hierarchical disclosure framework which prioritizes and ranks the level of observability of inputs used on measuring fair value. These tiers include:

Level 1—Inputs are unadjusted, quoted prices in active markets for identical assets at the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

ACell, Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2019 and 2018

Level 2—Inputs are other than quoted prices included in Level 1, which are either directly or indirectly observable for the asset or liability through correlation with market data at the reporting date and for the duration of the instrument's anticipated life.

Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to, the fair value of the assets or liabilities and which reflect management's best estimate of what market participants would use in pricing the asset or liability at the reporting date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The Company does not have any assets and liabilities measured at fair value on a recurring basis. Property and equipment is measured at fair value on a non-recurring basis when an impairment exists; no impairments were identified during 2019 or 2018.

Recent accounting developments

Recently adopted accounting pronouncements

On January 1, 2019, the Company adopted guidance for revenue recognition for contracts as defined by the FASB ASC 606, using the modified retrospective method applied only to contracts that were not completed at the date of adoption. The modified retrospective method provides for recognition of the cumulative effect of initially applying the new guidance as an adjustment to the opening balance of retained earnings. The Company analyzes contracts to determine the appropriate revenue recognition using the following steps: (i) identification of contracts with customers, (ii) identification of distinct performance obligations in the contract, (iii) determination of contract transaction price, (iv) allocation of contract transaction price to the performance obligations and (v) determination of revenue recognition based on timing of satisfaction of the performance obligations. The adoption of the new standard had no impact on the Company's revenue recognition or on its recognition for contract assets and contract liabilities.

The Company also elected to utilize the practical expedient that allows the Company to recognize the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the Company otherwise would have recognized is one year or less, The Company did not record a deferral of contract cost as a result of the adoption.

In June 2018, the FASB issued ASU 2018-07: Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting. The guidance generally aligns the accounting for nonemployee share-based awards to that for employees. The Company adopted this guidance effective January 1, 2019 and the adoption did not have a material impact on its financial statements.

Accounting pronouncements recently issued but not yet adopted

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) ("ASC 842"), which amends the existing accounting standards for leases. The guidance requires lessees to recognize assets and liabilities related to long-term leases on the balance sheet and expands disclosure requirements regarding leasing arrangements. In July 2018, the FASB issued additional guidance, which offers a transition option to entities adopting the new lease standard. Under the transition option, entities can elect to apply the new guidance using a modified retrospective approach at the beginning of the year in which the new

ACell, Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2019 and 2018

lease standard is adopted, rather than to the earliest comparative period presented in their financial statements and provides for certain practical expedients. The guidance is effective for reporting periods beginning after December 15, 2020 for private companies with early adoption is permitted. The Company is currently reviewing its leases and other contracts to determine the impact the adoption of this guidance will have on the financial statements. The Company currently expects that the adoption of this guidance will likely change the way the Company accounts for its operating leases and will result in recording right-of-use assets and lease liabilities in the balance sheets and result in additional lease-related disclosures in the footnotes to the financial statements.

In August 2018, the FASB issued ASU 2018-2, Income Statement—Reporting Comprehensive Income (Topic 220): Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income ("ASU 2018-2"). The guidance intends to improve the effectiveness of the disclosures relating to recurring and nonrecurring fair value measurements. The guidance is effective for fiscal years beginning after December 15, 2019. Portions of the guidance are to be adopted prospectively while other portions are to be adopted retroactively. Early adoption is permitted. The Company is currently evaluating the impact, if any, that this guidance will have on the financial statements.

In December 2019, the FASB issued ASU 2019-12, Simplifications to Accounting for Income Taxes ("ASU 2019-12") guidance simplifying the accounting for income taxes, specifically with respect to intra-period tax allocation, income tax provisions provided for in interim financial statements, and franchise and other taxes partially based on income. The guidance is effective for reporting periods beginning after December 15, 2021. The Company is currently evaluating the impact, if any, that the adoption of this guidance will have on the financial statements.

The Company does not believe that any other recently issued effective pronouncements, or pronouncements issued but not yet effective, if adopted, would have a material effect on the accompanying financial statements.

Note 3. Accounts receivable and allowance for doubtful accounts

The activity related to the allowance for doubtful accounts is as follows for the years ended December 31, 2019 and 2018:

	2019	2018

Allowance at beginning of year	$467,545	$309,006
Provision for bad debts	325,188	246,965
Write-offs	(354,465)	(88,426)

Allowance at end of year	$438,268	$467,545

ACell, Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2019 and 2018

Note 4. Inventories, net

Inventories consist of the following at December 31, 2019 and 2018:

	2019	2018

Raw materials	$297,828	$79,308
Work-in-process	1,094,405	1,677,524
Finished goods	7,526,494	6,915,467

Inventory, net	$8,918,727	$8,672,299

Note 5. Property and equipment

Property and equipment is as follows at December 31, 2019 and 2018:

	2019	2018

Manufacturing equipment	$5,639,853	$5,281,852
Computer and office equipment	495,384	466,028
Laboratory equipment	1,400,074	1,400,074
Quality control equipment	425,365	362,132
Capitalized software	281,128	281,128
Vehicles	77,608	77,608
Leasehold improvements	13,548,894	13,512,958
Construction-in-progress	774,779	866,954

	22,643,085	22,248,734
Accumulated depreciation and amortization	(12,319,932)	(10,260,658)

Property and equipment, net	$10,323,153	$11,988,076

Depreciation and amortization expense for property and equipment recognized during the years ended December 31, 2019 and 2018, is as follows:

	2019	2018

Cost of goods sold	$1,466,202	$1,536,782
Research and development	409,022	420,467
Selling, general and administrative	401,968	282,253

	$2,277,192	$2,239,502

ACell, Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2019 and 2018

Note 6. Other assets

Other assets consist of the following at December 31, 2019 and 2018:

	2019	2018

Utility and office deposits	$160,032	$160,032
Tenant improvement receivable	208,400	208,400
License fee	—	146,342
Deferred offering costs	426,054	—

	$794,486	$514,774

Note 7. Accrued expenses

Accrued expenses consist of the following at December 31, 2019 and 2018:

	2019	2018

Accrued compensation	$4,334,263	$3,719,372
Accrued commissions	2,155,981	1,724,444
Accrued indemnification	—	106,048
Accrued professional services	1,076,899	885,140
Other accrued expenses	217,858	639,984

	$7,785,001	$7,074,988

Note 8. Debt

The schedule of outstanding debt is as follows at December 31, 2019 and 2018:

2019:	Effective Interest Rate	Maturity	Outstanding Amount

Line of credit	6.25%	March 2020	$500,000

			$500,000

2018:	Effective Interest Rate	Maturities	Outstanding Amount

Line of credit	7.00%	March 2020	$500,000
Term loan	7.50%	July 2019	350,000
Term loan	7.50%	July 2019	116,666
Term loan	7.50%	September 2019	150,000
Term loan	7.50%	October 2019	166,667
Term loan	7.50%	November 2019	183,333

			$1,466,666

A Loan and Security Agreement dated November 2011 (the "Loan Agreement") was executed between the Company and a financial institution. Under the Loan Agreement, the Company had the ability to

ACell, Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2019 and 2018

draw up to $4 million under a revolving line-of-credit and $1.5 million under term loan advances in increments at least equal to $500,000. The interest rate on the outstanding line of credit was the prime rate plus 150 basis points. The Loan Agreement is secured by all the assets of the Company. The Company and the financial institution modified the Loan Agreement several times prior to 2018. In March 2018, the Company modified the Loan Agreement which resulted in changes to the debt covenants, interest rate and extended the maturity date to March 2020 for the line-of-credit. The interest rate on the line-of-credit was modified to the greater of prime plus 150 basis points or 6%. The interest rate on the outstanding term loans was modified to the greater of prime plus 200 basis points or 6%.

The outstanding term loans were repaid in full in 2019. Interest expense related to the line of credit and term loan amounted to $63,325 and $134,620 for the years ended December 31, 2019 and 2018, respectively. Interest expense related to the Department of Justice Settlement (see Note 14) was $310,009 and $168,857 for the years ended December 31, 2019 and 2018, respectively.

Note 9. Stockholders' equity

Common stock—The Company has 65,000,000 authorized shares of common stock, par value $0.001 per share, of which 13,513,666 and 13,198,850 were issued and outstanding as of December 31, 2019 and 2018, respectively.

Preferred stock—The Company has 44,000,000 authorized shares of convertible preferred stock, par value $0.001 per share, of which 32,628,385 were issued and outstanding on December 31, 2019 and 2018. The Series A, C and D preferred stock are convertible into common shares at a rate of 1:1, whereas the Series B preferred stock is convertible into common shares at a rate of 3:1. The following information is as of December 31, 2019 and 2018:

	Outstanding	Underlying common shares

Series A preferred stock	891,000	891,000
Series B preferred stock	1,915,149	5,744,920
Series C preferred stock	23,393,691	23,393,691
Series D preferred stock	6,428,545	6,428,545

	32,628,385	36,458,156

Voting rights and dividends

Holders of convertible preferred stock are entitled to the number of votes equal to the number of common shares due the holder, if converted. Holders of convertible preferred stock shall vote together with all other classes and series of stock of the Company as a single class on all actions to be taken by the stockholders of the Company. Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends when funds are legally available and declared by the Board of Directors, subject to the prior rights of holders of all classes of stock outstanding, and the preferred stock participates in dividends with common shares. No dividends have been declared by the Board of Directors during the years ended December 31, 2019 and 2018.

ACell, Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2019 and 2018

Liquidation

In the event of liquidation, dissolution, or winding up of the Company, the holders of Series C convertible preferred stock shall rank junior to holders of Series D convertible preferred stock, Series B convertible preferred stock shall rank junior to holders of Series C convertible preferred stock, the holders of Series A convertible preferred stock shall rank junior to holders of Series B convertible preferred stock, and the holders of common shares shall rank junior to holders of Series A convertible preferred stock. Holders of Series A, B, C, and D convertible preferred stock shall receive an amount per share equal to $1.50, $3.27, $0.40, and $1.40, respectively, plus any dividends declared but unpaid thereon.

Conversion

The Series A, B, C, and D convertible preferred stock is convertible into common shares at the election of the stockholder at any time. The number of shares of common stock a holder of Series A, B, C, and D convertible preferred stock will receive is equal to the number of shares of the convertible preferred stock multiplied by the respective conversion rate. All outstanding shares of Series A, B, C, and D convertible preferred stock shall automatically convert to shares of common stock upon an initial public offering of at least $30 million with a per share price of at least $4.20.

Note 10. Warrants

The Company issued warrants in connection with bridge loans, and as settlement for accrued compensation. The warrants are non-forfeitable and have a term of 10 years with an earlier expiration upon the closing of the Company's qualifying initial public offering of common shares. The warrants were fully vested and exercisable as of the grant dates. The following is a summary of warrant activity in 2019 and 2018:

Outstanding at January 1, 2018	3,534,424
Grants	—
Exercises	(2,208,402)
Cancellations and expirations	(1,294,772)

Outstanding at December 31, 2018	31,250
Grants	—
Exercises	(25,000)
Cancellations and expirations	—

Outstanding at December 31, 2019	6,250

The warrants exercised in 2019 were exercised on a cashless basis, resulting in the issuance of 21,884 shares of common stock. As of December 31, 2019 and 2018, the Company had 6,250 and 31,250 warrants outstanding, respectively, with an exercise price of $0.40 per share.

Note 11. Stock options

The Company has stock option plans under which key employees, directors, and others may be granted the option to purchase common stock. The 2002 Stock Option and Incentive Plan ("2002 Plan") authorizes the issuance of options to purchase up to 5,769,947 shares of the Company's

ACell, Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2019 and 2018

common stock. The 2011 Stock Option and Grant Plan ("2011 Plan") originally authorized the issuance of options to purchase up to 5,600,053 shares of the Company's common stock plus the number of shares under the 2002 Plan that are not needed to fulfill the Company's obligations for awards issued under the 2002 Plan. In July 2017, the Board of Directors approved an increase in the stock option pool of 1,000,000 shares, bringing the shares reserved for issuance under the 2011 Plan to 6,600,053. In June 2019, the Board of Directors approved an increase in the stock option pool of 2,000,000 shares, bringing the shares reserved for issuance under the 2011 Plan to 8,600,053. The exercise price of incentive stock options shall be no less than 100% of the fair market value per share of the Company's common stock on the grant date. Under the 2011 Plan, in the case of an incentive stock option that is granted to a 10% owner of the Company, the exercise price of the stock option shall be no less than 110% of the fair market value per share of the Company's common stock on the grant date. There were no stock options granted during the years ended December 31, 2019 and 2018 under the 2011 Plan to a ten percent owner of the Company. Non-qualified stock options may be granted with an exercise price less than fair market value. The stock option grants vests over four years. The original term of all options is ten years.

The following is a summary of the Company's stock option activity for the years ended December 31, 2019 and 2018:

	Options	Weighted- average exercise price	Weighted- average contractual term (in years)

Outstanding as of January 1, 2018	6,545,746	$1.27	7.30
Granted	941,617	$1.85	9.30
Exercised	(350,355)	$0.98	4.80
Cancelled, forfeited or expired	(208,913)	$1.46	8.50

Outstanding as of December 31, 2018	6,928,095	$1.35	6.80
Granted	1,116,104	$3.11	9.41
Exercised	(292,931)	$0.99	5.12
Cancelled, forfeited or expired	(822,267)	$1.63	1.18

Outstanding as of December 31, 2019	6,929,001	$1.64	6.37

Exercisable at December 31, 2019	4,292,889	$1.37	5.27

Stock-based compensation expense is classified in the accompanying statements of operations for the years ended December 31, 2019 and 2018 as follows:

	2019	2018

Costs of goods sold	$98,595	$65,715
Research and development	71,947	64,822
Selling, general and administrative	801,914	614,989

	$972,456	$745,526

ACell, Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2019 and 2018

At December 31, 2019 and 2018, there was $2,060,686 and $1,375,947 in unrecognized compensation cost, respectively, which is expected to be recognized over four years. The weighted average grant date fair value of options granted to employees during 2019 and 2018 was $1.82 and $1.15, respectively.

Note 12. 401(k) savings plan

The Company has a 401(k) savings plan (the "Plan") covering substantially all employees. The Plan allows participants to defer a portion of their annual compensation on a pretax basis. Company contributions to the Plan are made on a per pay period basis, with an additional contribution made at the discretion of the Board of Directors. The Company contributed $1,974,460 and $1,843,724 during the years ended December 31, 2019 and 2018, respectively.

Note 13. Income taxes

For the years ended December 31, 2019 and 2018, the tax provision (benefit) consists of:

	2019	2018

Current provision (benefit):
Federal	$(146,982)	$—
State	—	—

	(146,982)	—
Deferred provision (benefit):
Federal	363,617	(1,095,284)
State	117,777	(214,945)

	481,394	(1,310,229)
Change in valuation allowance	(494,007)	1,261,472

Income tax benefit	$(159,595)	$(48,757)

The items accounting for the difference between income taxes computed at the federal statutory rate and the Company's effective tax rate for 2019 and 2018 were as follows:

	2019	2018

U.S. Federal stautory rate	21.0%	21.0%
State taxes, net of Federal benefit	3.5%	3.7%
Non-deductible expenses	14.3%	–8.1%
Stock-based compensation	7.9%	23.9%
Change in valuation allowance	–56.0%	–39.8%
Rate changes and other	–3.0%	0.9%

Effective rate	–12.3%	1.6%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial statement purposes and the amounts used for income tax

ACell, Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2019 and 2018

purposes. Components of the Company's net deferred tax asset balance are as follows at December 31, 2019 and 2018:

	2019	2018

Deferred tax assets:
Allowance for doubtful accounts	$107,308	$115,341
Stock-based compensation	482,765	422,884
Other	575,067	849,362
Net operating loss carryforwards and alternative minimum tax credits	1,133,266	1,621,492

Total deferred tax assets	2,298,406	3,009,079
Deferred tax liabilities:
Property and equipment	(584,745)	(814,024)

Total deferred tax liabilities	(584,745)	(814,024)
Valuation allowance	(1,652,291)	(2,146,298)

Deferred tax assets, net	$61,370	$48,757

The net deferred tax asset represents the Company's alternative minimum tax credit carryforward. The alternative minimum tax credit carries forward and becomes a refundable credit equal to 50% of the unused credit for years 2018 through 2020 and the balance becomes refundable in 2021. As of December 31, 2019, the Company had federal net operating loss carryforwards of $2.1 million.

The realizability of the deferred tax assets, generated primarily from temporary timing differences and Federal and state operating loss carryforwards, is dependent upon sufficient future taxable income generated during the periods in which timing differences reverse and operating loss carryforwards are available. The Company considers all sources of positive and negative evidence to realize such deferred tax assets. Based on the uncertainty that sufficient future taxable income will be realized, management has established a valuation allowance against its net deferred income tax assets (other than its alternative minimum tax credit carryforward which is fully refundable). The net change in the valuation allowance during the years ended December 31, 2019 and 2018 was a decrease of $722,428 and an increase of $1,261,472, respectively.

The Company is subject to income taxes in numerous jurisdictions in the U.S. Significant judgment is required in evaluating the Company's tax positions and determining its provision for income taxes. The Company established liabilities for tax-related uncertainties based on estimates of whether, and the extent to which, additional taxes will be due. These liabilities are established when the Company believes that certain positions might be challenged despite its belief that the tax return positions are fully supportable. The Company adjusts these liabilities in light of changing facts and circumstances, such as the outcome of a tax audit. The provision for income taxes includes the impact of changes to the liability that is considered appropriate. The Company identified no material uncertain tax positions as of December 31, 2019 and 2018.

The Company is subject to income tax audits in all jurisdictions for which the Company files tax returns. Tax audits by their nature are often complex and can require several years to complete. The Company is not currently under audit in any jurisdiction. Certain of the Company's income tax returns remain subject to examination by tax authorities due to the on-going use of net operating loss carryforwards.

ACell, Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2019 and 2018

Note 14. Commitments and contingencies

Distribution agreement

In July 2017, the Company entered into a distribution agreement with Applied Tissue Technologies LLC ("ATT") to serve as the exclusive distributor in the United States for ATT's skin grafting technology and products. Under the agreement, the Company paid a one-time licensing fee of $250,000 and owes royalties on future net sales by the Company; no royalties were incurred during 2019 or 2018. In August 2019, the Company and ATT terminated the distribution agreement and the Company paid to ATT a termination fee of $350,000, which amount is included in selling, general and administrative expenses in 2019.

Leases

The Company leases office space and equipment under noncancelable operating leases and subleases through November 2030. Certain of the Company's operating leases contain fixed annual escalation clauses. Total rent expense under these operating leases was $2,245,551 and $2,252,743 for the years ended December 31, 2019 and 2018, respectively. Future minimum lease payments under noncancelable operating leases and subleases are as follows:

Year ending December 31,
2020	$1,932,203
2021	2,036,738
2022	2,075,623
2023	1,094,883
2024	732,836
Thereafter	4,739,000

$12,611,283

Litigation

In February 2014, the Company received a subpoena from the U.S. Department of Justice ("DOJ") requesting certain documents relating to its business and its products. In June 2019, the Company and DOJ finalized a settlement (the "Settlement Agreement") of an aggregate $15 million (consisting of a criminal fine of $3.0 million and a civil settlement of an aggregate of $12.0 million payable to the DOJ and states of Maryland, Wisconsin and Florida), payable over five years and bearing a 2.875% interest rate, to resolve all criminal and civil allegations for failing to report a device removal to the FDA in violation of the United States Federal Food, Drug, and Cosmetic Act. As a result, the Company recognized a legal settlement liability and expense in the amount of $15.0 million as of and for the year ended December 31, 2017. The first payment was made in June 2019. Additionally, as part of the settlement the Company entered into a Corporate Integrity Agreement ("CIA") with the U.S. Department of Health and Human Services Office of the Inspector General. The five-year CIA requires the implementation of a risk assessment and internal review process designed to identify and address evolving compliance risks on an ongoing basis. As of December 31, 2019 and 2018, the Company accrued interest of $19,948 and $168,857, respectively, and additional settlement-related costs of $125,000 and $222,500, respectively. In the event that the Company is sold or merged or a significant amount of assets of the Company is sold, merged, or transferred into another non-affiliated

ACell, Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2019 and 2018

entity, then the Company shall promptly notify the DOJ, and all remaining payments owed pursuant to the Settlement Agreement shall be accelerated and become due and payable within 15 days of such transaction. Future principal payments of the settlement liability and related costs are as follows:

2020	$2,478,753
2021	2,957,505
2022	2,957,505
2023	2,957,505
2024	1,473,504

$12,824,772

In March 2015, the Company received notice from a stockholder that alleged the stockholder possessed a sufficient number of voting interests to replace the then-current Board of Directors and certain members of management. The claim was filed in the Delaware Chancery Court and a hearing was held May 2015, followed by argument in June 2015. In August 2015, the Delaware Chancery Court entered a judgment in favor of the stockholder and ordered the removal of the Board of Directors and certain members of management and confirmed the appointment of the new Board of Directors.

Following the litigation discussed above, a defendant stockholder and former member of the Board of Directors initiated arbitration in November 2015 to exercise stock options held by the stockholder, claiming vesting should have been accelerated due to the change of control as a result of the removal of the former directors. In June 2016, the arbitrator found in favor of the stockholder resulting in the immediate vesting of his previously unvested 64,585 stock options. The Company received notice that four other similarly situated former directors also intended to tender the exercise price for up to 316,672 previously unvested stock options whose vesting should have accelerated based on the arbitrator's ruling. Based on the result from the first arbitration, the Company entered into settlement agreements with these other former directors in order to avoid further arbitration and additional costs.

In connection with the Delaware Chancery Court litigation discussed above, during 2016, the Company entered into settlement agreements in the aggregate amount of $2,413,227 to indemnify certain former members of the Board of Directors for legal costs incurred in connection with their removal from the Board of Directors. Pursuant to the settlement agreements, the Company issued 128,970 shares of common stock. The Company made an initial payment of cash during 2016 and began making semi-annual payments in 2016, which were scheduled through December 31, 2019. During 2017, the Company modified the agreements with two former directors to settle the Company's outstanding payment obligations, which were paid in full as of December 31, 2018.

In the normal course of business, the Company is involved in various legal matters. It is the opinion of management that these matters will not have a material adverse effect on the Company's financial statements.

Note 15. Related party transactions

During 2018, a former relative of the Chairman of the Board of Directors provided consulting services as Special Counsel to the Board of Directors. The Company incurred $112,500 for these services

ACell, Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)
December 31, 2019 and 2018

which is included in selling, general and administrative expense. At December 31, 2018, $10,000 was payable to the consultant and included in accounts payable.

In connection with the Delaware Chancery Court litigation (see Note 14), the Company entered into a settlement agreement in the amount of $344,469 to indemnify the Chairman of the Board of Directors for legal costs incurred in connection with the removal of the former Board of Directors. Pursuant to the settlement agreement, the Company agreed to make an initial payment in 2016 and semi-annual payments through December 31, 2019. As of December 31, 2019 and 2018, $0 and $68,848, respectively, is included in accrued expenses and $0 and $29,958, respectively, is included in other long-term liabilities in connection with this obligation.

During 2018, a stockholder exercised stock purchase warrants in exchange for a recourse promissory note in the amount of $362,692. The issuance of the note in 2018 was considered a non-cash transaction and the note is presented as a reduction to additional paid-in capital. The note bears interest at 7%. The note was amended in March of 2020. The entire unpaid principal balance and all accrued and unpaid interest due shall be payable in full in the form of a balloon payment on the earlier of any transaction that results in the sale, transfer or other disposition of substantially all of the assets of the Company, 180 days after the Company's initial public offering or September 30, 2023.

Effective April 2018, the Company entered into an employment agreement with a member of the Board of Directors to serve as the Company's Chief Operating Officer through December 31, 2018. The agreement was extended in January 2019 and April 2019. The director ceased serving as the Company's Chief Operating Officer in May 2019. Prior to the employment agreement, the director provided consulting services to the Company. During 2019 and 2018, the Company incurred $0 and $11,136, respectively for these services which is included in selling, general and administrative expense.

In 2019, the Company paid a former member of the Board of Directors $300,000 as a settlement for reimbursement of legal fees in connection with corporate matters and related litigation.

ACell, Inc.

CONDENSED BALANCE SHEETS

	March 31, 2020	December 31, 2019

	(unaudited)	(See Note 2)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$4,558,864	$6,961,194
Accounts receivable, net of allowance of $716,707 and $438,268	11,782,632	13,559,069
Inventories, net	9,189,233	8,918,727
Prepaid expenses and other current assets	2,067,401	2,779,323

TOTAL CURRENT ASSETS	27,598,130	32,218,313
NON-CURRENT ASSETS
Property and equipment, net	9,968,690	10,323,153
Deferred tax asset, net	146,982	61,370
Other assets	1,261,853	794,486

TOTAL ASSETS	$38,975,655	$43,397,322

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$2,147,012	$1,939,495
Accrued expenses	6,028,372	7,785,001
Legal settlement liability, current portion	2,718,129	2,478,753
Line of credit	500,000	500,000

TOTAL CURRENT LIABILITIES	11,393,513	12,703,249
NON-CURRENT LIABILITIES
Deferred rent	1,311,328	1,352,073
Legal settlement liability	9,606,643	10,346,019
Other long term-liabilities	—	25,000

TOTAL LIABILITIES	22,311,484	24,426,341

Commitments and contingencies (Note 5)
STOCKHOLDERS' EQUITY
Series A convertible preferred stock, $0.001 par value; 2,000,000 shares authorized, 891,000 shares issued and outstanding; aggregate liquidation preference of $1,336,500 at March 31, 2020 and December 31, 2019	891	891
Series B convertible preferred stock, $0.001 par value; 2,000,000 shares authorized, 1,915,149 shares issued and outstanding; aggregate liquidation preference of $6,262,537 at March 31, 2020 and December 31, 2019	1,915	1,915
Series C convertible preferred stock, $0.001 par value; 30,000,000 shares authorized, 23,393,691 shares issued and outstanding; aggregate liquidation preference of $9,357,476 at March 31, 2020 and December 31, 2019	23,394	23,394
Series D convertible preferred stock, $0.001 par value; 10,000,000 shares authorized, 6,428,545 shares issued and outstanding; aggregate liquidation preference of $8,999,963 at March 31, 2020 and December 31, 2019	6,428	6,428
Common stock; $0.001 par value; 65,000,000 shares authorized; 13,615,041 and 13,513,666 shares issued and outstanding at March 31, 2020 and December 31, 2019	13,614	13,513
Additional paid-in capital	42,706,433	42,342,537
Accumulated deficit	(26,088,504)	(23,417,697)

TOTAL STOCKHOLDERS' EQUITY	16,664,171	18,970,981

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$38,975,655	$43,397,322

See accompanying notes to unaudited condensed financial statements.

ACell, Inc.

CONDENSED STATEMENTS OF OPERATIONS

	Three Months Ended March 31,
	2020	2019
	(unaudited)
REVENUE:
Revenue	$23,683,871	$24,150,515
Cost of goods sold	4,646,136	4,434,442

Gross profit	19,037,735	19,716,073

OPERATING EXPENSES:
Selling, general and administrative	20,040,112	17,437,584
Research and development	1,738,816	2,287,635

TOTAL OPERATING EXPENSES	21,778,928	19,725,219

OPERATING LOSS	(2,741,193)	(9,146)

Other (expense) income:
Interest expense	(98,371)	(126,660)
Interest income	24,213	41,985
Other (expense) income, net	58,932	—

TOTAL OTHER (EXPENSE) INCOME	(15,226)	(84,675)

LOSS BEFORE INCOME TAX BENEFIT	(2,756,419)	(93,821)
Income tax benefit	(85,612)	(159,595)

NET (LOSS) INCOME	$(2,670,807)	$65,774

Net (loss) income per common share—basic	$(0.20)	$0.00

Net (loss) income per common share—diluted	$(0.20)	$0.00

Weighted average shares of common shares—basic	13,604,556	13,199,102

Weighted average shares of common shares—diluted	13,604,556	16,766,384

See accompanying notes to unaudited condensed financial statements.

ACell, Inc.

CONDENSED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

(unaudited)

	Convertible Preferred Stock
	Series A		Series B		Series C		Series D		Common stock		Additional paid-in capital		Total stockholders' equity
												Accumulated deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount

Balance at December 31, 2019	891,000	$891	1,915,149	$1,915	23,393,691	$23,394	6,428,545	$6,428	13,513,666	$13,513	$42,342,537	$(23,417,697)	$18,970,981
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	309,397	—	309,397
Exercise of stock options	—	—	—	—	—	—	—	—	101,375	101	54,499	—	54,600
Net loss	—	—	—	—	—	—	—	—	—	—	—	(2,670,807)	(2,670,807)

Balance at March 31, 2020	891,000	$891	1,915,149	$1,915	23,393,691	$23,394	6,428,545	$6,428	13,615,041	$13,614	$42,706,433	$(26,088,504)	$16,664,171

Balance at December 31, 2018	891,000	$891	1,915,149	$1,915	23,393,691	$23,394	6,428,545	$6,428	13,198,850	$13,198	$41,032,547	$(24,866,407)	$16,211,966
Stock-based compensation expense	—	—	—	—	—	—	—	—	—	—	220,739	—	220,739
Exercise of stock options	—	—	—	—	—	—	—	—	11,333	11	15,841	—	15,852
Net income	—	—	—	—	—	—	—	—	—	—	—	65,774	65,774

Balance at March 31, 2019	891,000	$891	1,915,149	$1,915	23,393,691	$23,394	6,428,545	$6,428	13,210,183	$13,209	$41,269,127	$(24,800,633)	$16,514,331

See accompanying notes to unaudited condensed financial statements.

ACell, Inc.

CONDENSED STATEMENTS OF CASH FLOWS

	Three months ended March 31,
	2020	2019

	(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) income	$(2,670,807)	$65,774
Adjustments to reconcile net (loss) income to net cash used in operating activities:
Stock-based compensation	309,397	220,739
Deferred taxes	(85,612)	(12,613)
Depreciation and amortization	541,138	584,214
Provision for losses on accounts receivable	299,643	—
Inventory obsolescence	(1,004)	336
Changes in operating assets and liabilities
Accounts receivable	1,476,795	(748,925)
Inventory	(269,502)	(108,396)
Prepaid expenses and other current assets	711,922	124,360
Other assets	(467,367)	18,294
Accounts payable	194,747	(558,154)
Accrued expenses	(1,756,629)	(310,052)
Legal settlement liability	(500,000)	—
Deferred rent	(40,745)	(29,183)
Other long term-liabilities	(25,000)	(154,958)

Net cash used in operating activities	(2,283,025)	(908,564)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(173,905)	(129,122)

Net cash used in investing activities	(173,905)	(129,122)

CASH FLOWS FROM FINANCING ACTIVITIES
Payments on debt	—	(350,000)
Proceeds from exercise of stock options	54,600	15,852

Net cash provided by (used in) financing activities	54,600	(334,148)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(2,402,330)	(1,371,834)
Cash and cash equivalents, beginning of period	6,961,194	7,711,947

Cash and cash equivalents, end of period	$4,558,864	$6,340,113

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Accrued capital expenditures	$12,770	$177,124
Cash paid during the year for interest	$78,421	$24,704
Cash paid during the year for income taxes	$—	$448

See accompanying notes to unaudited condensed financial statements.

ACell, Inc.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS
March 31, 2020

Note 1. Nature of business

ACell, Inc. (the "Company" or "ACell") is a Delaware corporation that was incorporated on June 14, 1999. The Company is a leading regenerative medicine company focused on the development, manufacture and sale of products primarily used in acute care settings as part of the treatment and management of moderate to severe wounds and reinforcement of soft tissue surgical defects. The Company's products utilize its proprietary porcine urinary bladder matrix platform technology that is designed to enhance the body's ability to restore natural tissue and minimize scarring in the management of traumatic, surgical and chronic wounds, hernias and other conditions requiring the reinforcement of soft tissue.

Note 2. Summary of significant accounting policies

Basis of presentation

The accompanying unaudited interim condensed financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). In management's opinion, the accompanying unaudited interim condensed financial statements include all adjustments, consisting of normal recurring adjustments, which are necessary to present fairly the Company's financial position, results of operations, comprehensive income, and cash flows. The unaudited interim condensed results of operations are not necessarily indicative of the results that may occur for the full fiscal year. Certain information and footnote disclosure normally included in financial statements prepared in accordance with U.S. GAAP have been omitted pursuant to instructions, rules, and regulations prescribed by the United States Securities and Exchange Commission. Management believes that the disclosures provided herein are adequate to make the information presented not misleading when these unaudited interim condensed financial statements are read in conjunction with the audited financial statements and notes thereto as of and for the year ended December 31, 2019.

Segment information

Operating segments are defined as components of an enterprise about which separate discrete information is available for evaluation by the chief operating decision-maker ("CODM"), or decision-making group, in deciding how to allocate resources and in assessing performance. The Company views its operations and manages its business in one segment, which is the MicroMatrix, Cytal, and Gentrix product lines. The Company's CODM is its Chief Executive Officer and President.

Concentration of credit risk, significant customers, and significant vendors

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents, accounts receivable, accounts payable and debt. Management believes this risk is minimal.

The Company's raw materials were purchased from two vendors during the three months ended March 31, 2020 and 2019.

ACell, Inc.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS (Continued)
March 31, 2020

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in financial statements and accompanying notes. On an ongoing basis, the Company evaluates its estimates, including those related to collectability of accounts receivable, net realizable value of inventory, fair values and useful lives of long-lived assets, fair values of financial assets and liabilities, deferred tax assets and liabilities and related valuation allowance, pre-clinical study and clinical trial accruals, contingencies, revenue recognition, and stock-based compensation. Management bases its estimates on historical experience and on various other assumptions that it believes to be reasonable under the circumstances. Actual results could differ from those estimates.

In addition, the Company uses estimates and assumptions in determining the fair value of its common stock. The Company granted stock options at exercise prices equal to or greater than the fair value of its common stock as determined by the Board of Directors, with input from management and third-party valuation experts as considered necessary under the circumstances. The Board of Directors determined the estimated fair value of the common stock based on a number of objective and subjective factors, including external market considerations affecting surgical and medical instruments and apparatus along with orthopedic, prosthetic, and surgical appliances and supplies companies.

Impact of COVID-19 pandemic on financial statements

The Company's operations, financial performance and cash flows have been negatively impacted by the COVID-19 pandemic that has caused, and is expected to continue to cause, the global slowdown of economic activity, including the decrease in demand for a broad variety of goods and services, disruptions in global supply chains and significant volatility and disruption of financial markets.

Beginning in mid-March 2020, the Company began experiencing decreased demand for its products, resulting in a material decrease in its product sales. As a result of impacts associated with preventive and precautionary measures that the Company, other businesses and governments are taking to quell the spread of COVID-19 and protect the Company's customers, employees, and the patients receiving its products, the Company may experience significant and unpredictable reductions in demand for certain of its products as health care customers re-prioritize the treatment of patients.

Cash and cash equivalents

Cash equivalents consist of highly-liquid investments, which are readily convertible into cash and have maturities when purchased of three months or less. The Company has cash and cash equivalents deposited in financial institutions which may exceed federally insured limits. The Company has not experienced any losses in such accounts, and management believes it is not exposed to any significant credit risk.

Accounts receivable, net of allowance for doubtful accounts

The Company extends credit to customers on an unsecured basis. Trade accounts receivable are recorded at the invoiced amount, do not bear interest, are generally due within 30 days of invoice, and are presented net of an allowance for doubtful accounts. An allowance for doubtful accounts is

ACell, Inc.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS (Continued)
March 31, 2020

determined based on management's assessment of uncollectible amounts. The allowance for doubtful accounts is established through provisions charged against income. Accounts deemed to be uncollectible are charged against the allowance and subsequent recoveries, if any, are credited to the allowance. The Company determines its allowance for doubtful accounts by considering a number of factors, including the length of time trade accounts receivable are past due, the Company's collection history, the customer's creditworthiness, and current economic and industry trends. Unpaid balances remaining after the stated payment terms are considered past due.

Unbilled accounts receivable included in accounts receivable, totaling approximately $2.3 million and $2.0 million as of March 31, 2020 and December 31, 2019, respectively, represents product that has been delivered and/or implanted, for which revenue has been recognized, as the Company has satisfied the criteria to recognize revenue but has not yet invoiced the product due to the timing of the invoice cycle. Substantially all of the unbilled receivables are expected to be billed within 90 days from the balance sheet date.

Inventory

Inventory is stated at the lower of cost or net realizable value. Cost is determined on the first-in, first-out method and includes material, labor, and overhead costs. Fixed overhead is allocated to inventory based on the normal capacity of the Company's production facilities. Consideration is given to obsolescence, excessive inventory levels, product deterioration and other factors (e.g., lot expiration dates for shelf-life control) in evaluating net realizable value on a quarterly basis, and write-offs occur in the applicable period. The Company maintained an allowance for inventory obsolescence of $155,453 and $156,457 as of March 31, 2020 and December 31, 2020, respectively.

Property and equipment

Property and equipment are recorded at cost and depreciated over their estimated useful lives. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the related asset. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to operations. Repairs and maintenance costs are expensed as incurred; major replacements that extend the useful life are capitalized.

Deferred offering costs

Deferred offering costs, consisting of legal, accounting, printing and filing fees incurred in connection with the probable equity financing, were capitalized. The deferred costs of $1,101,821 and $426,054 are included in other assets on the balance sheets as of March 31, 2020 and December 31, 2019, respectively. Should the equity financing no longer be considered probable of being consummated, all deferred offering costs will be charged to operating expenses in the statement of operations.

Impairment of long-lived assets

The Company periodically assesses the carrying value of its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be

ACell, Inc.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS (Continued)
March 31, 2020

recoverable. Recoverability of the long-lived asset is measured by a comparison of the carrying amount of the asset or asset group to future undiscounted net cash flows expected to be generated by the asset or asset group. If the carrying value exceeds the sum of the undiscounted cash flows, the Company then determines the fair value of the underlying asset or asset group. Any impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the estimated fair value of the assets. As of March 31, 2020 and December 31, 2019, the Company determined that there were no impaired assets.

Deferred rent and tenant improvement allowances

Deferred rent is recognized to the extent the total minimum rental payments allocated to the current period on a straight-line basis exceed or are less than the cash payments required. In connection with the Company's Maryland lease, the landlord has provided the Company with tenant improvement allowances. These lease incentives have been included in the deferred rent liability and are being amortized on a straight-line basis over the lease term. Deferred rent at March 31, 2020 includes $746,467 of deferred rent and $564,861 of tenant improvement allowances. Deferred rent at December 31, 2019 includes $740,497 of deferred rent and $611,576 of tenant improvement allowances.

Revenue recognition

The Company's revenue is primarily derived from sales of its MicroMatrix, Cytal, and Gentrix products. All revenues are categorized as Drop Ship Sales, Consignment Sales, and Field Stock Sales. Drop Ship Sales involve orders that are placed for products that will be directly delivered from the Company's warehouse to the customer. Consignment sales involve the use of a product from consignment inventory on location at a customer that has been received and stored by the customer under the terms of a consignment agreement; each consignment customer is required to notify the Company after it has used a product from its consignment inventory. Field Stock Sales involve the use of a product from inventory maintained and carried by a sales representative that the sales representative brings into the customer facility in connection with a procedure being performed there. Pursuant to the Company's policy, the Company does not provide its customers with rights of return, refunds, or other similar rights. The Company recognizes revenue for all sales categories upon the satisfaction of its performance obligations, generally upon transfer of control of the goods and risk of loss transfers to customers, in an amount that reflects the consideration to which it expects to be entitled in exchange for those goods. Transfer of control of goods and risk of loss for Drop Ship Sales is upon delivery of goods to the customer. Transfer of control of goods and risk of loss for Consignment Sales and Field Stock Sales is when the goods are used by the customer.

The Company analyzes contracts to determine the appropriate revenue recognition using the following steps: (i) identification of contracts with customers, (ii) identification of distinct performance obligation in the contract, (iii) determination of contract transaction price, (iv) allocation of contract transaction price to the performance obligations and (v) determination of revenue recognition based on timing of satisfaction of the performance obligations.

The Company has agreements with brokers that represent a consortium of individual hospitals. The Company pays administrative fees to the broker. The Company is a principal to these transactions

ACell, Inc.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS (Continued)
March 31, 2020

because it controls the goods prior to transferring control to the customer. The administrative fees are recorded as selling, general, and administrative expenses.

The Company recognizes the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the Company otherwise would have recognized is one year or less.

For the three months ended March 31, 2020 and 2019, the Company's disaggregated revenue by major sources is as follows:

	2020	2019
Wound	$19,074,806	$18,787,136
Surgical	4,609,065	5,363,379

Total revenue	$23,683,871	$24,150,515

At March 31, 2020, the Company had no remaining contract consideration for which revenue had not been recognized due to unsatisfied performance obligations with a duration greater than one year. During the three months ended March 31, 2020, the Company did not incur, and therefore did not defer, any material incremental costs to obtain contracts or costs to fulfill contracts. The Company has elected to treat shipping costs as activities to fulfill the transfer of goods to its customers, and charges these costs to costs of goods sold when incurred.

Research and development

Costs related to the development of products are expensed as incurred. For payments made in advance for research and development contractual arrangements, the Company recognizes research and development expense as the services are rendered. Research and development costs primarily consist of salaries and related expenses for personnel, laboratory supplies and raw materials, depreciation of laboratory facilities and leasehold improvements, and utilities costs related to research space. Other research and development expenses include fees paid to consultants, materials, and outside service providers.

Stock-based compensation

Stock-based payments are accounted for at fair value. The Company uses the Black-Scholes-Merton option pricing model to fair value stock options granted and amortizes compensation expense on a straight-line basis over the requisite service period, which is generally the vesting period.

Option valuation models, including the Black-Scholes model, require the input of highly subjective assumptions, and changes in the assumptions used can materially affect the grant-date fair value of an award. These assumptions include the risk-free rate of interest, expected dividend yield, expected volatility and the expected life of the award.

ACell, Inc.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS (Continued)
March 31, 2020

A summary of the assumptions used in determining the fair value of stock options is as follows for the three months ended March 31, 2020 and 2019:

	2020	2019
Expected dividend yield	—	—
Expected volatility	41.8 - 42.4%	54.2 - 70.6%
Risk-free interest rate	1.46 - 1.48%	2.55 - 3.00%
Expected average life (in years)	5.83 - 6.26	5.50 - 6.06

Income taxes

The Company uses the asset and liability method of accounting for income taxes. This method requires recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The Company evaluates its ability to benefit from all deferred tax assets and establishes valuation allowances for amounts it believes may not be realizable.

The Company recognizes the financial statement benefit of an income tax position only after determining that the relevant taxing authority would more-likely-than-not sustain the position following audit. For tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant taxing authority. The Company recognizes interest accrued related to unrecognized tax benefits and penalties in the provision for income taxes.

Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require application of significant judgment. The Company is subject to U.S. federal and various state and local jurisdictions. Due to the Company's net operating loss carryforwards, the Company may be subject to examination by authorities for all previously filed income tax returns.

The net deferred tax asset as of March 31, 2020 of $146,982 represents the Company's alternative minimum tax credit carryforward. The alternative minimum tax credit carries forward and can be used to offset regular tax or, alternatively, the Company can elect to have any unused credit refunded; the Company has requested the entire credit amount to be refunded. As of December 31, 2019, the Company had federal net operating loss carryforwards of $2.1 million.

On March 27, 2020, the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act") was signed into law in response to the COVID-19 pandemic. The CARES Act provides numerous tax provisions and stimulus measures, including temporary changes regarding the prior and future utilization of net operating losses, temporary changes to the prior and future limitations on interest deductions, and technical corrections from prior tax legislation for tax depreciation of certain qualified improvement property. The Company has evaluated the provisions of the CARES Act relating to income taxes which will result in adjustments to certain deferred tax assets and liabilities. Due to the Company's U.S. valuation allowance, the Company does not expect the provisions of the CARES Act to have a material impact on its financial statements.

ACell, Inc.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS (Continued)
March 31, 2020

Net income (loss) per share

In periods of net loss, basic loss per share is computed by dividing net loss available to common stockholders by the weighted average number of shares of common stock outstanding during the period. The Company's Series A, B, C and D convertible preferred stock contains non-forfeitable rights to dividends, and therefore are considered to be participating securities; in periods of net income, the calculation of basic earnings per share excludes from the numerator net income attributable to the preferred stock and excludes the impact of those shares from the denominator.

In periods of net loss, diluted loss per share is calculated similarly to basic loss per share because the impact of all potential dilutive common shares is anti-dilutive. In periods of net income, diluted earnings per share is computed using the more dilutive of the "two class method" or the "treasury method." Dilutive earnings per share under the "two class method" is calculated by dividing net income available to common stockholders as adjusted for the participating impacts of the preferred stock, by the weighted-average number of shares outstanding plus the dilutive impact of all other potential dilutive common shares, consisting primarily of common shares underlying common stock options and stock purchase warrants using the treasury stock method. Dilutive earnings per share under the "treasury stock method" is calculated by dividing net income available to common stockholders by the weighted-average number of shares outstanding plus the dilutive impact of all potential dilutive common shares, consisting primarily of common shares underlying common stock options and stock purchase warrants using the treasury stock method, and preferred stock using the if-converted method.

The Company has calculated basic and diluted earnings (loss) per share for the three months ended March 31, 2020 and 2019 as follows:

	Basic		Diluted
	2020	2019	2020	2019
Net income (loss)	$(2,670,807)	$65,774	$(2,670,807)	$65,744
Net income allocated to participating preferred stock	—	(48,280)	—	(45,054)

Net income (loss) allocated to common shares	$(2,670,807)	$17,494	$(2,670,807)	$20,690

Basic weighted average shares outstanding	13,604,556	13,199,102	13,604,556	13,199,102
Dilutive effect of stock options				3,539,975
Dilutive effect of stock purchase warrants				27,307
Dilutive effect of preferred stock				—

Dilutive weighted average shares outstanding				16,766,384

Earnings (loss) per share	$(0.20)	$0.00	$(0.20)	$0.00

For the three months ended March 31, 2020, there were 43,854,617 potential dilutive shares, consisting of common shares underlying stock options, stock purchase warrants and convertible

ACell, Inc.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS (Continued)
March 31, 2020

preferred stock, excluded from the calculation of diluted earnings per share. For the three months ended March 31, 2019, no potential dilutive shares were excluded from the calculation of diluted earnings per share.

Fair value of financial instruments

Financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, and debt. The carrying values of the Company's financial instruments approximate fair value due to their short-term maturities. The fair value of the notes payable amount approximates carrying value and is based on the effective interest rate compared to the current market rates, which is a Level 2 fair value measurement as described below.

Fair value is the price at which an asset could be exchanged or a liability transferred (an exit price) in an orderly transaction between knowledgeable, willing parties in the principal or most advantageous market for the asset or liability. Where available, fair value is based on observable market prices or parameters or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied.

U.S. GAAP establishes an hierarchical disclosure framework which prioritizes and ranks the level of observability of inputs used on measuring fair value. These tiers include:

  Level 1—Inputs are unadjusted, quoted prices in active markets for identical assets at the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

  Level 2—Inputs are other than quoted prices included in Level 1, which are either directly or indirectly observable for the asset or liability through correlation with market data at the reporting date and for the duration of the instrument's anticipated life.

  Level 3—Unobservable inputs that are supported by little or no market activity and that are significant to, the fair value of the assets or liabilities and which reflect management's best estimate of what market participants would use in pricing the asset or liability at the reporting date. Consideration is given to the risk inherent in the valuation technique and the risk inherent in the inputs to the model.

The Company does not have any assets and liabilities measured at fair value on a recurring basis. Property and equipment is measured at fair value on a non-recurring basis when an impairment exists; no impairments were identified during 2020 or 2019.

Recent accounting developments

Accounting pronouncements recently issued but not yet adopted

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) ("ASC 842"), which amends the existing accounting standards for leases. The guidance requires lessees to recognize assets and liabilities related to long-term leases on the balance sheet and expands disclosure requirements regarding leasing arrangements. In July 2018, the FASB issued additional guidance, which offers a transition option to entities adopting the new lease standard. Under the transition option, entities can elect to apply the

ACell, Inc.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS (Continued)
March 31, 2020

new guidance using a modified retrospective approach at the beginning of the year in which the new lease standard is adopted, rather than to the earliest comparative period presented in their financial statements and provides for certain practical expedients. The guidance is effective for reporting periods beginning after December 15, 2021 for private companies with early adoption is permitted. The Company is currently reviewing its leases and other contracts to determine the impact the adoption of this guidance will have on the financial statements. The Company currently expects that the adoption of this guidance will change the way the Company accounts for its operating leases and will result in recording right-of-use assets and lease liabilities in the balance sheets and result in additional lease-related disclosures in the footnotes to the financial statements.

In December 2019, the FASB issued ASU 2019-12, Simplifications to Accounting for Income Taxes ("ASU 2019-12") guidance simplifying the accounting for income taxes, specifically with respect to intra-period tax allocation, income tax provisions provided for in interim financial statements, and franchise and other taxes partially based on income. The guidance is effective for reporting periods beginning after December 15, 2021. The Company is currently evaluating the impact, if any, that the adoption of this guidance will have on the financial statements.

The Company does not believe that any other recently issued effective pronouncements, or pronouncements issued but not yet effective, if adopted, would have a material effect on the accompanying financial statements.

Note 3. Debt

At March 31, 2020 and December 31, 2019, the Company's debt consisted of borrowings under a line of credit as follows:

2020:	Effective Interest Rate	Maturity	Outstanding Amount

Line of credit	7.00%	March 2022	$500,000

			$500,000

2019	Effective Interest Rate	Maturities	Outstanding Amount

Line of credit	6.25%	March 2020	$500,000

			$500,000

ACell, Inc.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS (Continued)
March 31, 2020

The outstanding term loans were repaid in full in 2019. Interest expense related to the line of credit and term loan amounted to $6,155 and $24,703 for the three months ended March 31, 2020 and 2019, respectively. Interest expense related to the Department of Justice Settlement (see Note 5) was $92,216 and $101,957 for the three months ended March 31, 2020 and 2019, respectively.

Note 4. Stockholders' equity

Common stock—The Company has 65,000,000 authorized shares of common stock, par value $0.001 per share, of which 13,615,041 and 13,513,666 were issued and outstanding on March 31, 2020 and December 31, 2019, respectively.

Preferred stock—The Company has 44,000,000 authorized shares of convertible preferred stock, par value $0.001 per share, of which 32,628,385 were issued and outstanding on March 31, 2020 and December 31, 2019. The Series A, C and D preferred stock are convertible into common shares at a rate of 1:1, whereas the Series B preferred stock is convertible into common shares at a rate of 3:1. The following information is as of March 31, 2020 and December 31, 2019:

	Outstanding	Underlying common shares

Series A preferred stock	891,000	891,000
Series B preferred stock	1,915,149	5,744,920
Series C preferred stock	23,393,691	23,393,691
Series D preferred stock	6,428,545	6,428,545

	32,628,385	36,458,156

Voting rights and dividends

Holders of convertible preferred stock are entitled to the number of votes equal to the number of common shares due the holder, if converted. Holders of convertible preferred stock shall vote together with all other classes and series of stock of the Company as a single class on all actions to be taken by the stockholders of the Company. Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends when funds are legally available and declared by the Board of Directors, subject to the prior rights of holders of all classes of stock outstanding, and the preferred stock participates in dividends with common shares. No dividends have been declared by the Board of Directors, including during the three months ended March 31, 2020 and 2019.

Liquidation

In the event of liquidation, dissolution, or winding up of the Company, the holders of Series C convertible preferred stock shall rank junior to holders of Series D convertible preferred stock, Series B convertible preferred stock shall rank junior to holders of Series C convertible preferred stock, the holders of Series A convertible preferred stock shall rank junior to holders of Series B convertible preferred stock, and the holders of common shares shall rank junior to holders of Series A convertible preferred stock. Holders of Series A, B, C, and D convertible preferred stock shall receive an amount

ACell, Inc.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS (Continued)
March 31, 2020

per share equal to $1.50, $3.27, $0.40, and $1.40, respectively, plus any dividends declared but unpaid thereon.

Conversion

The Series A, B, C, and D convertible preferred stock is convertible into common shares at the election of the stockholder at any time. The number of shares of common stock a holder of Series A, B, C, and D convertible preferred stock will receive is equal to the number of shares of the convertible preferred stock multiplied by the respective conversion rate. All outstanding shares of Series A, B, C, and D convertible preferred stock shall automatically convert to shares of common stock upon an initial public offering of at least $30 million with a per share price of at least $4.20.

Warrants—As of March 31, 2020, the Company had 6,250 warrants outstanding, with an exercise price of $0.40 per share.

Stock options—The Company has stock option plans under which key employees, directors, and others may be granted the option to purchase common stock. The 2002 Stock Option and Incentive Plan ("2002 Plan") authorizes the issuance of options to purchase up to 5,769,947 shares of the Company's common stock. The 2011 Stock Option and Grant Plan ("2011 Plan") originally authorized the issuance of options to purchase up to 5,600,053 shares of the Company's common stock plus the number of shares under the 2002 Plan that are not needed to fulfill the Company's obligations for awards issued under the 2002 Plan. In July 2017, the Board of Directors approved an increase in the stock option pool of 1,000,000 shares, bringing the shares reserved for issuance under the 2011 Plan to 6,600,053. In June 2019, the Board of Directors approved an increase in the stock option pool of 2,000,000 shares, bringing the shares reserved for issuance under the 2011 Plan to 8,600,053. The exercise price of incentive stock options shall be no less than 100% of the fair market value per share of the Company's common stock on the grant date. Under the 2011 Plan, in the case of an incentive stock option that is granted to a 10% owner of the Company, the exercise price of the stock option shall be no less than 110% of the fair market value per share of the Company's common stock on the grant date. There were no stock options granted during the three months ended March 31, 2020 and 2019 under the 2011 Plan to a ten percent owner of the Company. Non-qualified stock options may be granted with an exercise price less than fair market value. The stock option grants vest over four years. The original term of all options is ten years.

ACell, Inc.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS (Continued)
March 31, 2020

The following is a summary of the Company's stock option activity for the three months ended March 31, 2020:

	Options	Weighted- average exercise price	Weighted- average contractual term (in years)

Outstanding as of January 1, 2020	9,929,001	$1.64	6.37
Granted	636,860	$3.44	9.83
Exercised	(101,375)	$0.54	1.17
Cancelled, forfeited or expired	(72,802)	$1.57	6.09

Outstanding as of March 31, 2020	7,391,684	$1.81	6.51

Exercisable at March 31, 2020	4,418,501	$1.45	5.30

The following is a summary of the Company's stock option activity for the three months ended March 31, 2019:

	Options	Weighted- average exercise price	Weighted- average contractual term (in years)

Outstanding as of January 1, 2019	6,928,095	$1.35	6.80
Granted	444,104	$3.06	9.80
Exercised	(11,333)	$1.40	5.82
Cancelled, forfeited or expired	(89,937)	$1.69	7.93

Outstanding as of March 31, 2019	7,270,929	$1.45	6.70

Exercisable at March 31, 2019	4,242,216	$1.32	7.78

Stock-based compensation expense is classified in the accompanying condensed statements of operations for the three months ended March 31, 2020 and 2019 as follows:

	2020	2019

Costs of goods sold	$26,971	$23,278
Research and development	26,724	20,404
Selling, general and administrative	255,702	177,057

	$309,397	$220,739

At March 31, 2020 there was $2,592,542 in unrecognized compensation cost, which is expected to be recognized over four years. The weighted average grant date fair value per share of options granted to employees during the three months ended March 31, 2020 was $1.46.

ACell, Inc.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS (Continued)
March 31, 2020

Note 5. Commitments and contingencies

Litigation

In February 2014, the Company received a subpoena from the U.S. Department of Justice ("DOJ") requesting certain documents relating to its business and its products. In June 2019, the Company and DOJ finalized a settlement (the "Settlement Agreement") of an aggregate $15 million (consisting of a criminal fine of $3.0 million and a civil settlement of an aggregate of $12.0 million payable to the DOJ and states of Maryland, Wisconsin and Florida), payable over five years and bearing a 2.875% interest rate, to resolve all criminal and civil allegations for failing to report a device removal to the FDA in violation of the United States Federal Food, Drug, and Cosmetic Act. As a result, the Company recognized a legal settlement liability and expense in the amount of $15.0 million as of and for the year ended December 31, 2017. The first payment was made in June 2019. Additionally, as part of the settlement the Company entered into a Corporate Integrity Agreement ("CIA") with the U.S. Department of Health and Human Services Office of the Inspector General. The five-year CIA requires the implementation of a risk assessment and internal review process designed to identify and address evolving compliance risks on an ongoing basis. As of December 31, 2019, the Company accrued interest of $19,948 and additional settlement-related costs of $125,000. As of March 31, 2020, the Company accrued interest of $19,201 and additional settlement-related costs of $100,000. In the event that the Company is sold or merged or a significant amount of assets of the Company is sold, merged, or transferred into another non-affiliated entity, then the Company shall promptly notify the DOJ, and all remaining payments owed pursuant to the Settlement Agreement shall be accelerated and become due and payable within 15 days of such transaction. Future principal payments of the settlement liability and related costs are as follows:

2020	$1,978,753
2021	2,957,505
2022	2,957,505
2023	2,957,505
2024	1,473,504

$12,324,772

In the normal course of business, the Company is involved in various legal matters. It is the opinion of management that these matters will not have a material adverse effect on the Company's financial statements.

Note 6. Subsequent events

The Company's management reviewed all material events through the date the financial statements were issued for subsequent event disclosure consideration.

Paycheck Protection Program

In April 2020, the Company was granted a loan (the "Loan") in the amount of approximately $9 million, pursuant to the Paycheck Protection Program (the "PPP") under Division A, Title I of the CARES Act, which was enacted March 27, 2020. The Loan, which was in the form of a Note dated

ACell, Inc.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS (Continued)
March 31, 2020

April 21, 2020, matures on April 21, 2022 and bears interest at a rate of 1.0% per annum, payable monthly commencing on November 21, 2020. The Note may be prepaid by the Company at any time prior to maturity with no prepayment penalties. Funds from the Loan may only be used for payroll costs, costs used to continue group health care benefits, mortgage payments, rent, utilities, and interest on other debt obligations incurred before February 15, 2020. The Company intends to use the entire Loan amount for qualifying expenses. Under the terms of the PPP, certain amounts of the Loan may be forgiven if they are used for qualifying expenses as described in the CARES Act.

Department of Justice Payment Deferral

In June 2020, the DOJ agreed to defer approximately $1.8 million of principal and interest payments related to the civil settlement originally due in 2020. The deferral of these payments extends the civil payment schedule to March 2025.

Silicon Valley Bank Line of Credit and Loan

In April 2020, the Company modified the SVB line of credit to extend the maturity date to March 2022 and modify the interest rate to the to the greater of prime plus 750 basis points or 5%. The Company also amended its existing loan agreement with SVB to increase its available line of credit to $6.0 million and drew down the remaining available loan amount to support ongoing operations.

                      Shares

Common Stock

UBS Investment Bank	Barclays	RBC Capital Markets
SunTrust Robinson Humphrey

Through and including                                 , 2020 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Part II
Information not required in prospectus

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth all expenses to be paid by us, other than underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the Securities and Exchange Commission, or the SEC, registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the Nasdaq initial listing fee.

SEC registration fee		$11,195
FINRA filing fee		13,438
Nasdaq initial listing fee		150,000
Legal fees and expenses			*
Accounting fees and expenses			*
Printing and miscellaneous fees and expenses			*

Total	$		*

*
To be filed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation's board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act. Our amended and restated certificate of incorporation that will be in effect on the completion of this offering permits indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws that will be in effect on the completion of this offering provide that we will indemnify our directors and officers and permit us to indemnify our employees and other agents, in each case to the maximum extent permitted by the Delaware General Corporation Law.

We have entered into indemnification agreements with our directors and officers, whereby we have agreed to indemnify our directors and officers to the fullest extent permitted by law, including indemnification against expenses and liabilities incurred in legal proceedings to which the director or officer was, or is threatened to be made, a party by reason of the fact that such director or officer is or was a director, officer, employee or agent of ACell, Inc., provided that such director or officer acted in good faith and in a manner that the director or officer reasonably believed to be in, or not opposed to, the best interest of ACell, Inc. At present, there is no pending litigation or proceeding involving a director or officer of ACell, Inc. regarding which indemnification is sought, nor is the registrant aware of any threatened litigation that may result in claims for indemnification.

We maintain insurance policies that indemnify our directors and officers against various liabilities arising under the Securities Act and the Exchange Act that might be incurred by any director or officer in his capacity as such.

The underwriters are obligated, under certain circumstances, under the underwriting agreement to be filed as Exhibit 1.1 hereto, to indemnify us and our officers and directors against liabilities under the Securities Act.

Part II
Information not required in prospectus

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

Issuances of capital stock

The following list sets forth information regarding all unregistered securities sold by us since January 1, 2017 through the date of the prospectus that forms a part of this registration statement.

➤
We issued an aggregate of 735,040 shares of common stock upon the exercise of stock options at a weighted-average exercise price of $1.084 per share, for aggregate gross proceeds of $796,726.

➤
In March 2018, we issued 200,000 shares of common stock upon the exercise of a warrant at an exercise price of $0.40 per share, for gross proceeds of $80,000.

➤
In November 2018, we issued 112,000 shares of common stock upon the exercise of a warrant at an exercise price of $0.40 per share, for gross proceeds of $44,800.

➤
In November 2018, we issued 989,671 shares of common stock upon the cashless exercise of a warrant at an exercise price of $0.40 per share.

➤
In December 2019, we issued 21,884 shares of common stock upon the cashless exercise of a warrant at an exercise price of $0.40 per share.

Stock option grants

From January 1, 2017 through the date of the prospectus that forms a part of this registration statement, we have granted stock options to purchase an aggregate of 3,368,598 shares of common stock at exercise prices ranging from $1.48 to $3.44 per share, under our 2011 Plan, of which 2,958,453 are currently outstanding.

None of the foregoing transactions described under "Issuances of capital stock" or "Stock option grants" involved any underwriters, underwriting discounts or commissions, or any public offering. Unless otherwise specified above, we believe these transactions were exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act (and Regulation D promulgated thereunder), Rule 701 promulgated under Section 3(b) of the Securities Act or Section 3(a)(9) of the Securities Act as transactions by an issuer not involving any public offering or under benefit plans and contracts relating to compensation as provided under Rule 701 or transactions in which securities were issued in exchange for outstanding securities in which no commission or other remuneration was paid. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed on the share certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

Part II
Information not required in prospectus

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)   Exhibits.

The following exhibits are included herein or incorporated herein by reference:

Exhibit number		Description
1.1	*	Form of Underwriting Agreement.

3.1		Fourth Amended and Restated Certificate of Incorporation of Registrant, as amended, as currently in effect.

3.2		Form of Amended and Restated Certificate of Incorporation of Registrant, to be in effect on the completion of this offering.

3.3		Amended and Restated Bylaws of Registrant, as amended, as currently in effect.

3.4		Form of Amended and Restated Bylaws of Registrant, to be in effect on the completion of this offering.

4.1	*	Form of Common Stock Certificate.

5.1	*	Opinion of Cooley LLP.

10.1		Second Amended and Restated Investor Rights Agreement, dated as of April 12, 2011.

10.2	+	2002 Stock Option and Incentive Plan.

10.3	+	Forms of Grant Notice, Stock Option Agreement and Notice of Exercise under the 2002 Stock Option and Incentive Plan.

10.4	+	2011 Stock Option and Grant Plan.

10.5	+	Forms of Grant Notice, Stock Option Agreement and Notice of Exercise under the 2011 Stock Option and Grant Plan.

10.6	*+	2020 Equity Incentive Plan.

10.7	*+	Forms of Grant Notice, Stock Option Agreement and Notice of Exercise under the 2020 Equity Incentive Plan.

10.8	*+	Forms of Restricted Stock Unit Grant Notice and Award Agreement under the 2020 Equity Incentive Plan.

10.9	*+	2020 Employee Stock Purchase Plan.

10.10		Form of Indemnity Agreement by and between the Registrant and each director and executive officer.

10.11		Amended and Restated Loan and Security Agreement by and between the Registrant and Silicon Valley Bank, dated March 28, 2017.

10.12		First Loan Modification Agreement by and between the Registrant and Silicon Valley Bank, dated March 23, 2018.

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Information not required in prospectus

Exhibit number		Description
10.13		Second Loan Modification Agreement by and between the Registrant and Silicon Valley Bank, dated April 2, 2020.

10.14	†	Supply Agreement for Porcine Urinary Bladders by and between the Registrant and Indiana Packers Corporation, dated March 1, 2020.

10.15	†	Supply Agreement for Porcine Urinary Bladders by and between the Registrant and Clemens Food Group, LLC, dated November 1, 2016, as amended on November 1, 2019.

10.16	†	Processing Agreement by and between the Registrant and Synergy Health AST, LLC, dated October 19, 2018, as amended on October 23, 2019.

10.17	†	Lease Agreements, each by and between the Registrant and MOR Gate LLC, dated January 27, 2015, as amended.

10.18	†	Agreement of Lease by and between the Registrant and Sagamore, LLC, dated October 1, 2014.

10.19	+	Second Amended Senior Executive Employment Agreement by and between the Registrant and Patrick A. McBrayer, effective January 16, 2020.

10.20	+	ACell, Inc. Separation Plan.

23.1		Consent of CohnReznick LLP, independent registered public accounting firm.

23.2	*	Consent of Cooley LLP (included in Exhibit 5.1).

24.1		Power of Attorney (included on signature page to this registration statement).

*
To be submitted by amendment.

+
Indicates management contract or compensatory plan.

†
Certain portions of this exhibit are omitted because they are not material and would likely cause competitive harm to the registrant if disclosed.

(b)   Financial Statement Schedules.

All financial statement schedules are omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or the notes thereto.

ITEM 17. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant under the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with

Part II
Information not required in prospectus

the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance on Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act will be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Columbia, Maryland, on June 26, 2020.

ACELL, INC.
By:	/s/ PATRICK A. MCBRAYER
	Name:	Patrick A. McBrayer
	Title:	President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Patrick A. McBrayer and Christopher F. Branch, and each one of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in their name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective on filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ PATRICK A. MCBRAYER Patrick A. McBrayer	President, Chief Executive Officer and Director (Principal Executive Officer)	June 26, 2020
/s/ MATTHEW KUNST Matthew Kunst	Treasurer and Chief Financial Officer (Principal Financial and Accounting Officer)	June 26, 2020
/s/ LOUIS S. BALDINO Louis S. Baldino	Chairman of the Board of Directors	June 26, 2020

Signatures

Signature	Title	Date

/s/ DAVID W. ANDERSON David W. Anderson	Director	June 26, 2020
/s/ KYLE C. KERBAWY Kyle C. Kerbawy	Director	June 26, 2020
/s/ SALLY L. MAHER Sally L. Maher	Director	June 26, 2020
/s/ MARTIN PFINSGRAFF Martin Pfinsgraff	Director	June 26, 2020